CONFORMED COPY

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                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR DECEMBER 22, 1999

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-5430
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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

                        Canadian National Railway Company

                                TABLE OF CONTENTS



 ITEM
 ----

  1     Material Change Report dated 12/21/99

  2 Combination Agreement dated as of December 18, 1999 among Burlington Northern Santa Fe Corporation, Canadian
        National Railway Company, North American Railways, Inc.
        and Western Merger Sub, Inc

        2a.   Exhibit A to Combination Agreement - Form of CN
              Option Agreement (see Item 3 of this Form 6-K)

        2b.   Exhibit B to Combination Agreement - Form of
              BNSF Option Agreement (see Exhibit 99.2 to this
              Current Report on Form 8-K)

        2c.   Exhibit C to Combination Agreement - Form of
              Arrangement Resolution

        2d.   Exhibit D to Combination Agreement - Form of Co-
              Operation Agreement

        2e. Exhibit E to Combination Agreement - Form of Plan of Arrangement

        2f.   Exhibit F to Combination Agreement - Form of
              Voting and Exchange Trust Agreement

        2g.   Exhibit G to Combination Agreement - Form of
              BNSF Rights Agreement

        2h.   Exhibit H to Combination Agreement - Form of
              Restated Certificate of Incorporation of North
              American Railways, Inc.

 ITEM
 ----

        2i.   Exhibit I to Combination Agreement - Form of
              Amended and Restated Certificate of Incorporation of the Surviving Corporation

        2j.   Exhibit J to Combination Agreement - Form of By-
              Laws of Surviving Corporation

  3 Stock Option Agreement dated as of December 18, 1999 between Canadian National Railways Company and
        Burlington Northern Santa Fe Corporation (the "CN Option
        Agreement")

  4 Stock Option Agreement dated as of December 18, 1999 between Canadian National Railways Company and
        Burlington Northern Santa Fe Corporation (the "BNSF
        Option Agreement")

  5     Press Release dated December 20, 1999

ITEM 1.  MATERIAL CHANGE REPORT DATED 12/21/99


                             MATERIAL CHANGE REPORT
                                 (Supplemented)

                     S.75(2) OF THE SECURITIES ACT (ONTARIO)
                    S. 118(1) OF THE SECURITIES ACT (ALBERTA)
                S.85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                     S. 112 OF THE SECURITIES ACT (MANITOBA)
               S.76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)
                   S.81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                       S.73 OF THE SECURITIES ACT (QUEBEC)
               S.84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)

1.    Reporting Issuer

      Canadian National Railway Company
      935 de La Gauchetiere Street West
      Montreal, Quebec
      H3B 2M9


2.    Date of Material Change

      December 18, 1999


3.    Press Release

      The press release of Canadian National Railway Company and Burlington Northern Santa Fe Corporation was issued at Montreal, Quebec and Fort Worth, Texas on December 20, 1999. A copy of the press release is annexed hereto.


4.    Summary of Material Change

      Canadian National Railway Company ("CN") and Burlington Northern Santa Fe Corporation ("BNSF") announced that their boards of directors have approved a definitive agreement to combine their businesses.


5.    Full Description of Material Change

      Canadian National Railway Company ("CN") and Burlington Northern Santa Fe Corporation ("BNSF") announced that their boards of directors have approved a definitive agreement to combine their businesses. The end-to-end combination will create North America's largest railroad and will offer shippers substantially enhanced single-line service. Combined, the companies currently operate about 50,000 route-miles of track, employ about 67,000 people and have combined revenues of approximately US$12.5 billion (Cdn$18.5 billion).

      The combined businesses have an equity market capitalization of approximately US$19 billion (Cdn$28 billion) based on the closing stock prices on Friday, December 17, 1999, of US$29.75 for CN and US$28.375 for BNSF. The transaction is expected to be accretive to earnings per share in the first year after the combination becomes effective. The companies expect that all required regulatory approvals can be obtained and the transaction completed by mid-2001.

      Terms of the Combination

      To implement the transaction in a tax-efficient manner, North American Railways, Inc. ("NAR") will be created as the parent company for BNSF and as the companion company for CN. The transaction will result in the shareholders of each company having voting and ownership interests in both companies.

      The shareholders of BNSF will receive for each BNSF common share a common security consisting of one North American Railways common share and one CN voting share that will trade together as one security.

      The shareholders of CN will receive for each CN common share 1.05 CN voting shares and, at their option, either 1.05 shares of North American Railways common stock or 1.05 shares of CN stock exchangeable for 1.05 shares of North American Railways common stock. The CN voting share will trade together with the CN exchangeable share as one security and will be Canadian Property for investment, dividend and tax purposes.

      The result will be that, at all times, each company will have the same shareholder base with each shareholder having the same economic benefits and voting rights.

      North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares; North American Railways will have its head office in Montreal and will operate in both of Canada's official languages. BNSF will continue to be headquartered in Fort Worth.

      Boards of Directors and Management

      Upon the closing of the transaction, Robert D. Krebs, Chairman and Chief Executive Officer of BNSF, will become non-executive Chairman of North American Railways and of CN; and Paul M. Tellier, President and Chief Executive Officer of CN, will become President and Chief Executive Officer of North American Railways as well as CN. E. Hunter Harrison, Executive Vice President and Chief Operating Officer of CN, will become Chief Operating Officer of North American Railways as well as CN; and Thomas N. Hund, Senior Vice President, Chief Financial Officer and Treasurer of BNSF, will become Chief Financial

      Officer of North American Railways and of CN. In addition, Matthew K. Rose, President and Chief Operating Officer of BNSF, will become President and Chief Executive Officer of BNSF.

      A five-person implementation committee, consisting of Mr. Krebs, Mr. Tellier, Mr. Harrison, Mr. Hund and Mr. Rose, will begin work immediately. The mandate of this committee, which will operate through consensus, is to direct the preparation of the U.S. Surface Transportation Board (STB) application and related matters, to direct integration planning and, within regulatory limits, to effect interim voluntary coordination agreements between CN and BNSF in such areas as information systems, purchasing, operations and marketing.

      The size and composition of the North American Railways board will be identical to that of the CN board. The majority of directors will be Canadian residents. The 15-member board will consist of six members drawn from each of the current CN and BNSF boards plus three new appointees:

    o From the current CN board: Purdy Crawford, J. V. Raymond Cyr, The Honorable Edward C. Lumley, David G. A. McLean, Robert Pace, and Paul M. Tellier;

    o From the current BNSF board: John J. Burns, Jr., Robert D. Krebs, Roy S. Roberts, J. Steven Whisler, Edward E. Whitacre, Jr., and Michael B. Yanney;

    o The three new appointees: Laurent Beaudoin, C.C., FCA, Chairman, Bombardier Inc.; Steven A. Burd, Chairman, President & Chief Executive Officer, Safeway Inc.; Jean C. Monty, President & Chief Executive Officer, BCE Inc.

      Conditions

      This combination is subject to, among other things, approval by the shareholders of both companies, as well as to customary regulatory approvals. CN will proceed with a Plan of Arrangement (the "Arrangement") that will be submitted to a Canadian court to confirm that the combination is fair to CN shareholders and complies with all relevant Canadian statutory and regulatory requirements. The combination will also be subject to approval by the STB. The combination will be accounted for as a purchase.

      Non-Solicitation

      Each party has agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall direct and use its best efforts to cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) (collectively, "its representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Alternative Proposal (as defined). Each of the parties has further agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or any of its subsidiaries shall, and that it shall direct and use its best efforts to cause its representatives not to, directly or indirectly, have any discussion with or provide any confidential information or data relating to or in contemplation of an Alternative Proposal or engage in any negotiations or discussions concerning an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; provided, however, that nothing contained in the Combination Agreement shall prevent either party or its directors from: (A) complying with Rule 14d-9 and Rule 14e-2 promulgated under the U.S. Securities Exchange Act, 1934 with regard to an Alternative Proposal or, in the case of CN, complying with the requirements of the CBCA and applicable Canadian securities laws in relation to the preparation and dissemination of directors' circulars in response to take-over bids and the calling and holding of requisitioned stockholders meetings; (B) prior to the taking of the vote to be taken at their respective stockholder meetings, engaging in any discussions or negotiations with, or providing any information to, any person in response to an unsolicited bona fide written Alternative Proposal; or (C) prior to the taking of the vote to be taken at their respective stockholder meetings, subject to the obligation to duly convene the stockholder meetings at which a vote of the stockholders shall be taken regarding the approval and adoption of the applicable merger or Arrangement resolutions, recommending such an unsolicited bona fide written Alternative Proposal to the stockholders of such party if, and only to the extent that, with respect to the actions referred to in clauses (B) or (C), (i) such party has complied with the terms of this covenant, (ii) the board of directors of such party concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such Alternative Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to such party's stockholders from a financial point of view than the transactions contemplated by the Combination Agreement, (iii) the board of directors of such party determines in good faith after consultation with outside legal counsel that the failure to take such action would result in the reasonable likelihood that the board of directors would breach its fiduciary duties to the company or its stockholders under applicable law, and (iv) prior to entering into negotiations or discussions with, or providing any information or data to, any person in connection with an Alternative Proposal by any such person, the board of directors of such party shall receive from such person an executed confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement between CN and BNSF; provided, however, that such confidentiality agreement shall contain terms that allow such party to comply with its obligations under this covenant. For these purposes, the Combination Agreement provides that an "Alternative Proposal" means, with respect to any person, any proposal or offer with respect to a merger, organization, amalgamation, arrangement, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such person, or any purchase or sale of the consolidated assets (including stock of such person's subsidiaries) of such person or any of its subsidiaries, taken as a whole, having an aggregate value equal to 15% or more of its market capitalization, or any purchase or sale of, or tender or exchange offer for, 15% or more of such person's or any of such person's subsidiaries' equity securities.

      The parties have also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Proposal and to take the necessary steps to promptly inform each of its representatives of the obligations undertaken. Each party has agreed that it will notify the other party promptly, but in any event within twenty-four (24) hours, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person making such inquiry, proposal, offer or request and the substance of any such inquiries, proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the notice (which the Combination Agreement requires to be given by a party at least five business days in advance of any public announcement or other dissemination of the withdrawal, modification or change in such party's board of directors' recommendation to its stockholders in respect of the transactions contemplated by the Combination Agreement) shall set forth all material terms of the Alternative Proposal or other matter forming the basis for the withdrawal, modification or change by such party's board of directors of its recommendation and such notice shall be updated in writing on a current basis in the event that any such materials terms are modified or changed. Without limiting the recipient's right to make proposals in general, the recipient of such notice shall be permitted to make one or more proposals to such party during this five business day period and such proposals shall be considered by such party. The parties have also agreed to promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of any Alternative Proposal to return all confidential information heretofore furnished to such person by or on behalf of such party or any of its subsidiaries.

      Termination and Break Fee Events; Options

      The Combination Agreement may be terminated and the transactions contemplated by the Combination Agreement may be abandoned at any time prior to the closing (notwithstanding any approval by the shareholders of BNSF or CN):

      (i)   by mutual written consent of BNSF and CN;
      (ii) by either BNSF or CN, if the closing has not occurred by December 31, 2002 (the "Outside Date");
      (iii) by either BNSF or CN, if (a) any judgment, injunction, order or decree enjoining BNSF or CN from consummating the merger or Arrangement is entered and such judgment, injunction, order or decree shall become final and nonappealable or (b) the court elects not to issue the final order approving the Arrangement and the court's decision on the matter has been fully appealed (and not reversed) or has become final and nonappealable;
      (iv) by either BNF or CN, if the approvals of the stockholders of BNSF or CN contemplated by the Combination Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;
      (v) by BNSF, if the board of directors of CN shall have withdrawn, adversely modified or changed its approval or recommendation of the Combination Agreement, the transactions contemplated by the Combination Agreement or the Arrangement resolution;
      (vi) by CN, if the board of directors of BNSF shall have withdrawn, adversely modified or changed its approval or recommendation of the Combination Agreement or the transactions contemplated by the Combination Agreement;
      (vii) by BNSF, upon a breach of any representation, warranty, covenant or agreement of CN, or if any representation or warranty of CN shall become untrue, in either case such that the conditions set forth in
            Section 8.2 of the Combination Agreement would be incapable of being satisfied by the Outside Date (or as otherwise extended), provided that a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied by such date;
      (viii) by CN, upon a breach of any representation, warranty, covenant or agreement of BNSF or NAR, or if any representation or warranty of BNSF or NAR shall become untrue, in either case such that the conditions set forth in Section 8.3 of the Combination Agreement would be incapable of being satisfied by the Outside Date (or as otherwise extended), provided that a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied by such date; or
      (ix) by either BNSF or CN at any time prior to December 31, 2002, if the STB shall have issued a decision (which decision shall not have been stayed or enjoined) that (A) constitutes a final order approving, exempting or otherwise authorizing consummation of the transactions contemplated by the Combination Agreement (or subsequently presented to the STB by agreement of BNSF and CN), including the Arrangement and the merger, as may require such authorization and (B)(1) changes the exchange ratio or (2) imposes on BNSF, NAR, CN or any of their respective subsidiaries any other terms or conditions (including labor protective provisions, but excluding conditions heretofore imposed by the United States Interstate Commerce Commission in New York Dock Railway-Control-Brooklyn Eastern District, 360 I.C.C. 60
            (1979)) that would significantly and adversely affect the economic benefits of the transactions contemplated by the Combination Agreement to BNSF, CN and their stockholders, taken as a whole (such decision, an "Adverse STB Decision").

      BNSF has agreed to pay CN a fee equal to U.S.$450 million (the "BNSF Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) an Alternative Proposal shall have been made to BNSF or shall have been made directly to BNSF's stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal with respect to BNSF and thereafter (A) BNSF's stockholders do not adopt the Combination Agreement at the BNSF stockholder meeting and (B) the Combination Agreement is terminated by either CN or BNSF; or (ii) the Combination Agreement is terminated by CN pursuant to clause (vi) or (viii) above (but, with respect to clause
      (viii), solely with respect to a breach of the non-solicitation covenants of BNSF described above and set forth in Section 7.3 of the Combination Agreement).

      CN has agreed to pay BNSF a fee equal to U.S.$200 million (the "CN Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) an Alternative Proposal shall have been made to CN or shall have been made directly to CN's stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal with respect to CN and thereafter (A) CN's stockholders do not adopt the Arrangement resolution at the CN shareholder meeting and (B) the Combination Agreement is terminated by either BNSF or CN; or (ii) the Combination Agreement is terminated by BNSF pursuant to clause (v) or (vii) above (but, with respect to clause (vii), solely with respect to a breach of the non-solicitation covenants of CN described above and set forth in Section
      6.3 of the Combination Agreement).

      BNSF shall pay CN a fee equal to U.S.$300 million, which amount shall be payable by wire transfer of same day funds, in the event that (i) BNSF sends CN a written notice (the "BNSF STB Notice") stating either that BNSF intends to terminate the Combination Agreement pursuant to clause (ix) above or does not intend to consummate the transactions contemplated by the Combination Agreement in reliance on the corresponding condition in
      Section 8.1(iv) of the Combination Agreement; (ii) within five business days after the date that CN receives BNSF's notice referred to in clause
      (i) of this sentence, CN sends BNSF a written notice that, notwithstanding the alleged Adverse STB Decision, CN is willing to consummate the transactions contemplated by the Combination Agreement; (iii) within three business days after receiving the notice referred to in clause (ii) of this sentence, BNSF does not send CN a written notice that, notwithstanding the alleged Adverse STB Decision, BNSF is willing to consummate the transactions contemplated by the Combination Agreement and is revoking the BNSF STB Notice ; and (iv) the conditions to closing for CN and BNSF other than the corresponding condition in Section 8.1(iv) of the Combination Agreement (and any other condition to Closing to the extent relating to any matter referred to in such Section 8.1(iv)) have been or promptly could be satisfied or, if appropriate, waived.

      CN shall pay BNSF a fee equal to U.S.$150 million, which amount shall be payable by wire transfer of same day funds, in the event that (i) CN sends BNSF a written notice (the "CN STB Notice") stating either that CN intends to terminate the Combination Agreement pursuant to clause (ix) above or does not intend to consummate the transactions contemplated by the Combination Agreement in reliance on the corresponding condition in
      Section 8.1(iv) of the Combination

      Agreement; (ii) within five business days after the date that BNSF receives CN's notice referred to in clause (i) of this sentence, BNSF sends CN a written notice that, notwithstanding the alleged Adverse STB Decision, BNSF is willing to consummate the transactions contemplated by the Combination Agreement; (iii) within three business days after receiving the notice referred to in clause (ii) of this sentence, CN does not send BNSF a written notice that, notwithstanding the alleged Adverse STB Decision, CN is willing to consummate the transactions contemplated by the Combination Agreement and is revoking the CN STB Notice; and (iv) the conditions to closing for BNSF and CN other than the corresponding condition in Section 8.1(iv) of the Combination Agreement (and any other condition to closing to the extent relating to any matter referred to in such Section 8.1(iv)) have been or promptly could be satisfied or, if appropriate, waived.

      In connection with the Combination Agreement, the parties have granted reciprocal stock options (the "Options") to each other with respect to, in the case of CN, 28,895,812 common shares of CN and, in the case of BNSF, 64,992,269 shares of common stock of BNSF. The number of shares subject to the Options is subject to adjustment in each case but may not exceed 12.5% of the outstanding common shares (after giving effect to the issuance of shares of common stock under the Option) of the Option issuer. The exercise price of such Option is, in each case, the average of the closing price of the Option issuer's common stock on the NYSE on the five trading days preceding the date of notice of exercise.

      Copies of the Combination Agreement and the Options are annexed hereto. The foregoing summary of the Combination Agreement and the Options is qualified in its entirety by reference to the definitive agreements annexed hereto.


   6. Reliance on Provisions Applying to Confidential Filing

      Not applicable


   7. Omitted Information

      Not applicable.


   8. Senior Officer

      Inquiries in respect of the material change referred to herein may be made to:

      JEAN PIERRE OUELLET
      Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
      (514) 399-2100

  9.  Statement of Senior Officer

      The information contained in this material change report accurately discloses the material change referred to herein.


      DATED at Montreal, Quebec this 21st day of December, 1999.





                                   /s/    JEAN PIERRE OUELLET
                                          Senior Vice-President,
                                          Chief Legal Officer and
                                          Corporate Secretary

                                                                  EXECUTION COPY

ITEM 2:  COMBINATION AGREEMENT

================================================================================



                              COMBINATION AGREEMENT

                                  by and among

                        CANADIAN NATIONAL RAILWAY COMPANY

                    BURLINGTON NORTHERN SANTA FE CORPORATION

                          NORTH AMERICAN RAILWAYS, INC.

                                       and

                            WESTERN MERGER SUB, INC.

                          Dated as of December 18, 1999

================================================================================

                                Table of Contents

                         (not a part of this Agreement)

                                    ARTICLE I

                              DEFINITIONS AND TERMS

         1.1        Certain Definitions........................................2
         1.2        Other Definitional Provisions..............................8

                                   ARTICLE II

                            THE BUSINESS COMBINATION

         2.1        Implementation Steps by CN.................................8
         2.2        Implementation Steps by BNSF...............................9
         2.3        Implementation Steps by Newco and Merger Sub..............10
         2.4        Merger of BNSF............................................11
         2.5        Surrender of and Payment for BNSF Common Shares...........12
         2.6        Interim Order.............................................14
         2.7        The Arrangement...........................................14
         2.8        Board of Directors; Management............................16
         2.9        Head Office...............................................16
         2.10       Withholding Rights........................................17
         2.11       The Closing...............................................17

                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF CN

         3.1        Corporate Existence and Power.............................17
         3.2        Corporate Authorization...................................18
         3.3        Governmental Authorization................................18
         3.4        Non-Contravention.........................................18
         3.5        Capitalization............................................19
         3.6        Material Subsidiaries.....................................19
         3.7        Canadian Securities Filings and SEC Filings...............20
         3.8        Financial Statements......................................20
         3.9        No Material Adverse Changes...............................20
         3.10       Undisclosed Material Liabilities..........................21
         3.11       Litigation................................................21
         3.12       Taxes.....................................................21
         3.13       Employee Matters..........................................21
         3.14       Finders' Fees.............................................24

         3.15       Environmental Matters.....................................25
         3.16       Compliance with Laws......................................25
         3.17       Year 2000 Compliance......................................25

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BNSF

         4.1        Corporate Existence and Power.............................25
         4.2        Corporate Authorization...................................25
         4.3        Governmental Authorization................................26
         4.4        Non-Contravention.........................................26
         4.5        Capitalization............................................26
         4.6        Material Subsidiaries.....................................27
         4.7        SEC Filings...............................................28
         4.8        Financial Statements......................................28
         4.9        No Material Adverse Changes...............................28
         4.10       Undisclosed Material Liabilities..........................28
         4.11       Litigation................................................29
         4.12       Taxes.....................................................29
         4.13       Employee Matters..........................................29
         4.14       Finders' Fees.............................................32
         4.15       Environmental Matters.....................................32
         4.16       Takeover Statutes; Rights Plan............................32
         4.17       Compliance with Laws......................................33
         4.18       Year 2000 Compliance......................................33

                                    ARTICLE V

                             COVENANTS OF EACH PARTY

         5.1        Reasonable Best Efforts...................................33
         5.2        Regulatory Approvals......................................33
         5.3        Certain Filings; Securities Compliance....................34
         5.4        Access to Information.....................................35
         5.5        Notices of Certain Events.................................36
         5.6        Stock Exchange Listing....................................36
         5.7        Public Announcements......................................37
         5.8        Further Assurances........................................37
         5.9        Cooperation...............................................37
         5.10       Closing Matters...........................................37
         5.11       Obligations of Newco......................................38
         5.12       Implementation Committee..................................39
         5.13       Interline Coordinations...................................39

         5.14       Dividends.................................................40
         5.15       Shareholder Rights Plans and Similar Matters..............40

                                   ARTICLE VI

                                 COVENANTS OF CN

         6.1        Conduct of CN.............................................40
         6.2        Tax Matters...............................................43
         6.3        No Solicitations; Other Offers............................43

                                   ARTICLE VII

                                COVENANTS OF BNSF

         7.1        Conduct of BNSF...........................................45
         7.2        Tax Matters...............................................47
         7.3        No Solicitations; Other Offers............................48
         7.4        Takeover Statutes; Rights Plan............................49

                                  ARTICLE VIII

                     CONDITIONS TO THE BUSINESS COMBINATION

         8.1        Conditions to the Obligations of Each Party...............49
         8.2        Additional Conditions to the Obligations of BNSF..........51
         8.3        Additional Conditions to the Obligations of CN............52

                                   ARTICLE IX

                                   TERMINATION

         9.1        Termination...............................................53
         9.2        Effect of Termination.....................................54

                                    ARTICLE X

                            MISCELLANEOUS AND GENERAL

         10.1       Modification, Amendment and Assignment....................54
         10.2       Waiver of Conditions......................................54
         10.3       Counterparts..............................................55
         10.4       Expenses; Certain Payments................................55
         10.5       Governing Law and Venue; Waiver of Jury Trial.............59
         10.6       Notices...................................................59
         10.7       Entire Agreement..........................................61
         10.8       No Third Party Beneficiaries..............................62

         10.9       Severability..............................................62
         10.10      Interpretation............................................62
         10.11      Fair Construction.........................................62
         10.12      Limitation on Liability for Misrepresentations............63
         10.13      Survival..................................................63


                                    Exhibits

Exhibit A..............................................CN Stock Option Agreement
Exhibit B............................................BNSF Stock Option Agreement
Exhibit C.........................................Form of Arrangement Resolution
Exhibit D.........................................Form of Co-Operation Agreement
Exhibit E............................................Form of Plan of Arrangement
Exhibit F............................Form of Voting and Exchange Trust Agreement
Exhibit G........................................Form of Shareholder Rights Plan
Exhibit H.................Form of Restated Certificate of Incorporation of Newco
Exhibit I..........Form of Certificate of Incorporation of Surviving Corporation
Exhibit J...............................Form of By-Laws of Surviving Corporation
Exhibit K...............................Form of Opinion of Davis Polk & Wardwell
Exhibit L................................Form of Opinion of Mayer, Brown & Platt

                             Index of Defined Terms

1933 Act ......................................................................2
1934 Act ......................................................................2
Adverse STB Decision..........................................................54
affiliates ....................................................................2
Agreement .....................................................................1
Alternative Proposal...........................................................2
Arrangement ...................................................................2
Arrangement Effective Date.....................................................2
Arrangement Effective Time.....................................................2
Arrangement Resolution.........................................................2
Articles of Arrangement........................................................3
BNSF ..........................................................................1
BNSF Class A Preferred Stock..................................................26
BNSF Common Shares ............................................................3
BNSF Common Stock .............................................................3
BNSF Disclosure Letter........................................................25
BNSF Employee Plans ..........................................................30
BNSF Five Business Day Window.................................................10
BNSF Merger Consideration.....................................................12
BNSF Options ..................................................................3
BNSF Pension Plans ...........................................................30
BNSF Post-Signing Returns.....................................................47
BNSF Preferred Stock..........................................................26
BNSF Reports .................................................................28
BNSF Representatives..........................................................48
BNSF Returns .................................................................29
BNSF Securities ..............................................................27
BNSF Shareholder Rights Plan...................................................9
BNSF STB Notice ..............................................................56
BNSF STB Termination Fee......................................................56
BNSF Stock Option Agreement....................................................1
BNSF Stockholder Meeting.......................................................9
BNSF Subsidiary Securities....................................................27
BNSF Termination Fee..........................................................55
BNSF Voting Debt .............................................................27
business day ..................................................................3
Canadian GAAP .................................................................3
Canadian Securities Regulators.................................................3
CBCA ..........................................................................3

Circular ......................................................................3
Closing ......................................................................17
Closing Date .................................................................17
CN ............................................................................1
CN Canadian Employee Plans....................................................22
CN Canadian Pension Plans.....................................................22
CN Class A Preferred Shares...................................................19
CN Class B Preferred Shares...................................................19
CN Common Shares ..............................................................3
CN Disclosure Letter..........................................................17
CN Employee Plans ............................................................22
CN Exchangeable Shares.........................................................3
CN Five Business Day Window....................................................9
CN Limited Voting Equity Shares................................................3
CN Options ....................................................................3
CN Pension Plans .............................................................22
CN Post-Signing Returns.......................................................43
CN Replacement Option.........................................................15
CN Reports ...................................................................20
CN Representatives ...........................................................43
CN Returns ...................................................................21
CN Securities ................................................................19
CN Stapled Unit ...............................................................4
CN STB Notice ................................................................57
CN STB Termination Fee........................................................57
CN Stock Option Agreement......................................................1
CN Stockholder Meeting.........................................................8
CN Subsidiary Securities......................................................20
CN Termination Fee ...........................................................55
CN U.S. Employee Plans........................................................22
CN Voting Debt ...............................................................19
CN Voting Shares ..............................................................4
Code ..........................................................................4
Commissioner .................................................................33
Competition Act ...............................................................4
Confidentiality Agreement......................................................4
constitutive documents.........................................................4
Cooperation Agreement..........................................................4
Court .........................................................................4
Customary Action ..............................................................4
Delaware Courts ..............................................................59

DGCL ..........................................................................4
Director ......................................................................4
Dissent Rights ................................................................4
Dissenting Shareholder.........................................................4
Environmental Laws ............................................................4
Environmental Liabilities......................................................5
ERISA .........................................................................5
ERISA Affiliate ...............................................................5
Exchange Agent ...............................................................12
Exchange Ratio ................................................................5
Final Order ...................................................................5
Form F-4 .....................................................................34
Form S-3 .....................................................................34
Form S-4 .....................................................................34
Form S-8 .....................................................................35
GAAP ..........................................................................5
Governmental Entity ...........................................................5
Hazardous Substances...........................................................5
Highly Confidential Information...............................................36
HSR Act .......................................................................6
Implementation Committee......................................................39
Interim Order .................................................................6
IRS ...........................................................................6
Law ...........................................................................6
Lien ..........................................................................6
material ......................................................................6
Material Adverse Effect........................................................6
Material Subsidiary ...........................................................6
Merger .......................................................................11
Merger Effective Time.........................................................11
Merger Sub ....................................................................1
NAR Subco .....................................................................6
Newco .........................................................................1
Newco Common Shares ...........................................................6
Newco Common Stock ............................................................6
Newco Elected Exchangeable Share..............................................14
Newco Replacement Option......................................................11
Newco Stapled Unit ............................................................6
Outside Date .................................................................53
PBGC ..........................................................................6
Person ........................................................................7

Plan of Arrangement ...........................................................7
SEC ...........................................................................7
Securities Act ................................................................7
Special Voting Share...........................................................7
STB ..........................................................................18
Stock Option Agreements........................................................7
Subsidiary ....................................................................7
Surviving Corporation.........................................................11
Tax ...........................................................................7
Tax Return ....................................................................7
Trustee .......................................................................7
Voting and Exchange Trust Agreement............................................8
Year 2000 Compliant ...........................................................8

                              COMBINATION AGREEMENT

         This COMBINATION AGREEMENT (this "Agreement"), dated as of December 18, 1999, is by and among CANADIAN NATIONAL RAILWAY COMPANY, a Canadian corporation ("CN"), BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation ("BNSF"), NORTH AMERICAN RAILWAYS, INC., a Delaware corporation owned 50% by CN and 50% by BNSF ("Newco"), and WESTERN MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub").

                                    RECITALS

         WHEREAS, the respective boards of directors of each of BNSF, CN, Newco and Merger Sub have approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, BNSF's board of directors has received an opinion from Goldman, Sachs & Co. that the Exchange Ratio (as defined in this Agreement) is fair to BNSF stockholders from a financial point of view, and CN's board of directors has received an opinion from Salomon Smith Barney Inc. and Nesbitt Burns Inc. that the Exchange Ratio is fair to the CN shareholders from a financial point of view;

         WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to each party's willingness to enter into this Agreement, (i) CN is entering into a stock option agreement with BNSF substantially in the form and content of Exhibit A (the "CN Stock Option Agreement"), pursuant to which CN has granted to BNSF an option to purchase CN Common Shares (as defined in this Agreement) under the terms and conditions set forth in the CN Stock Option Agreement, and (ii) BNSF is entering into a stock option agreement with CN substantially in the form and content of Exhibit B (the "BNSF Stock Option Agreement"), pursuant to which BNSF has granted to CN an option to purchase BNSF Common Shares (as defined in this Agreement) under the terms and conditions set forth in the BNSF Stock Option Agreement; and

         WHEREAS, CN, BNSF, Newco and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

         NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                    ARTICLE I

                              DEFINITIONS AND TERMS

         1.1 Certain Definitions. Terms defined elsewhere in this Agreement shall have the meanings set forth therein for all purposes of this Agreement, unless otherwise specified to the contrary. The following terms shall have the following meanings:

         "1933 Act" means the United States Securities Act of 1933, as amended.

         "1934 Act" means the United States Securities Exchange Act of 1934, as amended.

         "affiliates" has the meaning ascribed to such term in Rule 12b-2 under the 1934 Act.

         "Alternative Proposal" means, with respect to any Person, any proposal or offer with respect to a merger, organization, amalgamation, arrangement, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Person, or any purchase or sale of the consolidated assets (including stock of such Person's Subsidiaries) of such Person or any of its Subsidiaries, taken as a whole, having an aggregate value equal to 15% or more of its market capitalization, or any purchase or sale of, or tender or exchange offer for, 15% or more of such Person's or any of such Person's Subsidiaries' equity securities.

         "Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or Section 10.1 of this Agreement or made at the direction of the Court in the Final Order.

         "Arrangement Effective Date" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement.

         "Arrangement Effective Time" has the meaning ascribed to such term in the Plan of Arrangement and, as contemplated by Section 2.11, will take place at the Closing immediately following the Merger Effective Time and after all conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in accordance with this Agreement.

         "Arrangement Resolution" means the special resolution of the holders of CN Common Shares, to be substantially in the form and content of Exhibit C.

         "Articles of Arrangement" means the articles of arrangement of CN in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is entered.

         "BNSF Common Shares" means shares of BNSF Common Stock.

         "BNSF Common Stock" means BNSF's common stock, par value $0.01 per share.

         "BNSF Options" means all options issued by BNSF under its stock plans.

         "business day" means any day on which commercial banks are generally open for business in both New York, New York and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States or in Montreal, Quebec under the Laws of the Province of Quebec or the federal Laws of Canada.

         "Canadian GAAP" means the principles stated in the Handbook of the Canadian Institute of Chartered Accountants.

         "Canadian Securities Regulators" means the securities commissions or other securities regulatory authorities of the provinces and territories of Canada.

         "CBCA" means the Canada Business Corporations Act as now in effect and as it may be amended from time to time.

         "Circular" means the notice of the CN Stockholder Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of CN Common Shares in connection with the CN Stockholder Meeting.

         "CN Common Shares" means common shares in the capital of CN.

         "CN Exchangeable Shares" means CN's non-voting exchangeable preferred shares having the rights, privileges, restrictions and conditions set forth in Appendix II to the Plan of Arrangement, the holders of which are the beneficiaries of certain voting rights in respect of the Special Voting Share and certain other rights, all as set forth in the Voting and Exchange Trust Agreement.

         "CN Limited Voting Equity Shares" means shares of CN's stock having the rights, privileges, restrictions and conditions set forth in Appendix III to the Plan of Arrangement.

         "CN Options" means all options issued by CN under its stock plans.

         "CN Stapled Unit" means a unit comprised of one CN Voting Share and one CN Exchangeable Share, which unit does not constitute a security independent of the shares it represents.

         "CN Voting Shares" means CN's voting shares having the rights, privileges, restrictions and conditions set forth in Appendix I to the Plan of Arrangement.

         "Code" means the United States Internal Revenue Code of 1986, as amended.

         "Competition Act" means the Competition Act (Canada) as now in effect and as it may be amended from time to time.

         "Confidentiality Agreement" means the Confidentiality Agreement, dated November 4, 1999, between BNSF and CN.

         "constitutive documents" means, with respect to any Person, such Person's articles of incorporation, certificate of incorporation or certificate of continuance and by-laws, limited liability company agreement or operating agreement, partnership agreement or other constitutive documents.

         "Co-Operation Agreement" means an agreement to be made among Newco and CN and, if applicable, NAR Subco, substantially in the form and content of Exhibit D, with such changes thereto as the parties to this Agreement, acting reasonably, may agree.

         "Court" means the Quebec Superior Court.

         "Customary Action" means an action that occurs in the ordinary course of the relevant Person's business, where the taking of such action is generally recognized as being customary and prudent for other major enterprises in such Person's line of business.

         "DGCL" means the Delaware General Corporation Law as now in effect and as it may be amended from time to time.

         "Director" means the Director appointed pursuant to Section 260 of the CBCA.

         "Dissent Rights" has the meaning ascribed to such term in the Plan of Arrangement.

         "Dissenting Shareholder" has the meaning ascribed to such term in the Plan of Arrangement.

         "Environmental Laws" means any and all multinational, federal, provincial, state, regional, local and foreign Laws, whether now or hereafter in effect, relating to human health, the environment or emissions, discharges or releases of pollutants, contaminants, Hazardous Substances or wastes into the environment, including ambient air, surface water, groundwater or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the clean-up or other remediation thereof.

         "Environmental Liabilities" means, with respect to any Person, any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity that is, in whole or in part, a predecessor of such Person or any of its Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, that (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

         "ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended.

         "ERISA Affiliate" of any Person means any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code.

         "Exchange Ratio" means 1.05.

         "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Arrangement Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

         "Form F-4" has the meaning set forth in Section 5.3(b).

         "Form S-4" has the meaning set forth in Section 5.3(b).

         "GAAP" means United States generally accepted accounting principles.

         "Governmental Entity" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "Hazardous Substances" means any toxic, radioactive, caustic or otherwise hazardous substance, including petroleum, its derivatives, by-products and other hydrocarbons, or any substance having any consistent elements displaying any of the foregoing characteristics, including any substance regulated under Environmental Laws.

         "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         "Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement.

         "IRS" means the United States Internal Revenue Service.

         "Law" means any law, statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, license, authorization, opinion, agency requirement or permit of any Governmental Entity or common law.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

         "material" means, except as expressly provided otherwise in this Agreement, in reference to any event, change, effect, agreement, plan or arrangement with respect to a Person, an event, change, effect, agreement, plan or arrangement, whether existing or prospective, that is material in relation to the financial condition, business or properties of such Person and its Subsidiaries, taken as a whole, or on the ability of such Person to perform its obligations under this Agreement.

         "Material Adverse Effect" means, with respect to any Person, a material adverse effect, whether existing or prospective, on the financial condition, business or properties of such Person and its Subsidiaries, taken as a whole, or on the ability of such Person to perform its obligations under this Agreement.

         "Material Subsidiary" means any Subsidiary of CN or BNSF, as the case may be, with at least $100 million of net assets.

         "NAR Subco" means an unlimited liability company to be formed under the laws of the Province of Nova Scotia, Canada, and a wholly owned Subsidiary of Newco.

         "Newco Common Shares" means shares of Newco Common Stock.

         "Newco Common Stock" means Newco's common stock, par value $0.01 per share.

         "Newco Stapled Unit" means an inseparable unit consisting of one Newco Common Share and one CN Voting Share, which unit does not constitute a security independent of the shares it represents.

         "PBGC" means the United States Pension Benefit Guaranty Corporation.

         "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

         "Plan of Arrangement" means the plan of arrangement substantially in the form and content of Exhibit E and any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or Section 10.1 of this Agreement or made at the direction of the Court in the Final Order.

         "SEC" means the United States Securities and Exchange Commission.

         "Securities Act" means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time.

         "Special Voting Share" means the single share of Newco special voting stock having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement.

         "Stock Option Agreements" means the CN Stock Option Agreement and the BNSF Stock Option Agreement.

         "Subsidiary" means, with respect to any Person, any entity, whether incorporated or unincorporated, of which more than 50% of the stock, securities or other ownership interests having by their terms ordinary voting power to elect more than 50% of the board of directors or other persons performing similar functions is directly or indirectly owned by such Person.

         "Tax" means all income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

         "Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimated returns and information returns) required to be supplied to a taxing authority relating to Taxes.

         "Trustee" means the trustee to be chosen jointly by BNSF and CN, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the Laws of Canada and authorized to carry on the business of a trust company in all of the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

         "Voting and Exchange Trust Agreement" means an agreement to be made among Newco, CN and the Trustee in connection with the Plan of Arrangement, substantially in the form and content of Exhibit F, with such changes thereto as the parties to this Agreement, acting reasonably, may agree.

         "Year 2000 Compliant" means, with respect to any Person, except for any noncompliance that, individually or in the aggregate, would not be reasonably likely to cause a Material Adverse Effect on such Person, that the hardware or software used by such Person or any of its Subsidiaries, including microcode, firmware, system and application programs, files, databases, computer services and microcontrollers, including those embedded in computer and non-computer equipment, will (i) process date data from, before and after January 1, 2000 without error or interruption; (ii) maintain functionality with respect to the introduction processing or output of records containing dates falling on or after January 1, 2000; and (iii) be interoperable with other Year 2000 Compliant hardware or software that may deliver records to, receive records from or interact with such hardware or software.

         1.2 Other Definitional Provisions. (a) Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement. All references to Exhibits are references to Exhibits to this Agreement.

         (b) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

         (c) The words "include," "includes" and "including" mean include, includes and including without limitation.

         (d) The terms "dollars" and "$" mean United States dollars.

                                   ARTICLE II

                            THE BUSINESS COMBINATION

         2.1 Implementation Steps by CN. (a) Subject to Section 2.7, as soon as reasonably practicable after the date of this Agreement, CN shall apply under
Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order and, thereafter, proceed with and diligently seek the Interim Order.

         (b) CN shall cause a special meeting of its stockholders (the "CN Stockholder Meeting") to be duly called and held as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the approval and adoption of the Arrangement Resolution and for any other proper purpose as may be set forth in the notice for such meeting. Without limiting the generality of the foregoing, CN and BNSF agree that the CN Stockholder Meeting shall be held as promptly as reasonably practicable after the Form S-4 and the Form F-4 are declared effective and the Circular is legally permitted to be disseminated to CN stockholders. The board of directors of CN shall recommend approval and adoption of the Arrangement Resolution by its stockholders and take all lawful action (including the solicitation of proxies) to solicit such adoption; provided, however, that, prior to the CN Stockholder Meeting, such recommendation may be withdrawn, modified or changed to the extent that the board of directors of CN, after consulting with its counsel, deems it necessary to do so in the exercise of its fiduciary obligations to CN or its shareholders; provided further, that CN shall give BNSF at least five business days' written notice prior to making any public announcement or other dissemination of any withdrawal, modification or change of the recommendation of CN's board of directors (the "CN Five Business Day Window"). Regardless of whether CN's board of directors has withdrawn, modified or changed its recommendation to CN stockholders regarding the approval of the Arrangement Resolution, CN shall as promptly as practicable after the Form S-4 and the Form F-4 are declared effective and the Circular is disseminated to CN stockholders duly convene and complete the CN Stockholder Meeting and cause a vote of the CN stockholders to be taken at such CN Stockholder Meeting regarding the approval of the Arrangement Resolution. Notwithstanding anything to the contrary in this Agreement, CN may schedule the CN Stockholder Meeting so that it is on the same day as the BNSF Stockholder Meeting.

         (c) Subject to obtaining such approvals as are required by the Interim Order, CN shall proceed with and diligently pursue the application to the Court for the Final Order.

         (d) Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions contained in this Agreement, CN shall send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

         (e) At the Closing, CN shall execute and deliver the Co-Operation Agreement and the Voting and Exchange Trust Agreement.

         (f) At the Closing and pursuant to and in accordance with the Arrangement, CN shall issue the appropriate number and classes of CN securities to be issued in the Arrangement and the Merger.

         2.2 Implementation Steps by BNSF. (a) Promptly following the execution of this Agreement, BNSF shall adopt a shareholder rights plan substantially in the form and content of Exhibit G (the "BNSF Shareholder Rights Plan").

         (b) BNSF shall cause a special meeting of its stockholders (the "BNSF Stockholder Meeting") to be duly called and held as promptly as reasonably practicable after the date of this Agreement for the purpose of voting on the approval and adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, and for any other proper purpose as may be set forth in the notice for such meeting. Without limiting the generality of the foregoing, CN and BNSF agree that the BNSF Stockholder Meeting shall be held as promptly as reasonably practicable after the Form S-4 and the Form F-4 are declared effective and the BNSF proxy statement is legally permitted to be disseminated to BNSF stockholders. The board of directors of BNSF shall recommend approval and adoption of this Agreement and the transactions contemplated by this Agreement by its stockholders and take all lawful action (including the solicitation of proxies) to solicit such adoption; provided, however, that, prior to the BNSF Stockholder Meeting, such recommendation may be withdrawn, modified or changed to the extent that the board of directors of BNSF, after consulting with its counsel, deems it necessary to do so in the exercise of its fiduciary obligations to BNSF or its stockholders; provided further, that BNSF shall give CN at least five business days' written notice prior to making any public announcement or other dissemination of any withdrawal, modification or change of the recommendation of BNSF's board of directors (the "BNSF Five Business Day Window"). Regardless of whether BNSF's board of directors has withdrawn, modified or changed its recommendation to BNSF stockholders regarding the adoption of this Agreement or the approval of the transactions contemplated by this Agreement, BNSF shall as promptly as practicable after the Form S-4 and Form F-4 are declared effective and the BNSF proxy statement is disseminated to BNSF stockholders duly convene and complete the BNSF Stockholder Meeting and cause a vote of the BNSF stockholders to be taken at such BNSF Stockholder Meeting regarding the adoption of this Agreement and the approval of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, BNSF may schedule the BNSF Stockholder Meeting so that it is on the same day as the CN Stockholder Meeting.

         (c) At the Closing, BNSF and Merger Sub shall effect the Merger contemplated by Section 2.4.

         2.3 Implementation Steps by Newco and Merger Sub. (a) At the Closing and immediately prior to the Merger Effective Time, BNSF and CN shall cause (i) the certificate of incorporation of Newco to be restated in its entirety, substantially in the form and content of the restated certificate of incorporation attached as Exhibit H, and (ii) the by-laws of Newco to be amended and restated in their entirety in such form as CN and BNSF shall mutually and reasonably agree (it being understood that, subject to clause (y) of this parenthetical, the by-laws of Newco (x) shall be in customary form for a Delaware corporation and (y) shall in all respects be consistent with the terms of the restated certificate of incorporation of Newco referred to in this Section 2.3(a) and the other terms of this Agreement and all exhibits to this Agreement).

         (b) At the Closing, Newco shall execute and deliver the Co-Operation Agreement and the Voting and Exchange Trust Agreement.

         (c) At the Closing, Newco shall issue to the Trustee the Special Voting Share.

         (d) At the Closing, Newco shall issue the appropriate number of Newco Common Shares as a component of the Newco Stapled Units to be issued in the Arrangement and the Merger.

         (e) At the Closing, BNSF and Merger Sub shall effect the Merger contemplated by Section 2.4.

         2.4 Merger of BNSF. (a) At the Closing, Merger Sub shall merge (the "Merger") with and into BNSF and the separate corporate existence of Merger Sub shall thereupon cease. BNSF shall be the surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation"), shall be a wholly owned Subsidiary of Newco and shall continue to be governed by the Laws of the State of Delaware, and the separate corporate existence of BNSF with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Section 2.4(d). The Merger shall have the effects specified in Section 259 of the DGCL.

         (b) The Merger shall become effective upon the filing, in the office of the Secretary of State of the State of Delaware, of a certificate of merger in accordance with the DGCL or at such later date and time as may be set forth in such certificate of merger (the "Merger Effective Time").

         (c) At the Merger Effective Time, automatically by virtue of the Merger and without any action on the part of any party or other Person:

                    (i) Each BNSF Common Share that is not owned by BNSF or any Subsidiary of BNSF outstanding immediately prior to the Merger Effective Time shall automatically be converted into the right to receive one Newco Stapled Unit, and the holder of each such BNSF Common Share shall cease to have any rights as a stockholder of BNSF. Each certificate formerly representing any of such BNSF Common Shares thereafter shall constitute a certificate representing the right to receive an equivalent number of Newco Stapled Units.

                    (ii) Each BNSF Common Share that is owned by BNSF or any Subsidiary of BNSF immediately prior to the Merger Effective Time and, in each case, not held as a custodian on behalf of third parties under the terms of any BNSF Employee Plan (such custodial shares to be converted pursuant to clause (i) above), shall no longer be outstanding, shall be canceled and retired without payment of any consideration therefor, and shall cease to exist.

                    (iii) Each BNSF Option outstanding immediately prior to the Merger Effective Time shall automatically be converted into an option (a "Newco Replacement Option") to purchase that number of Newco Stapled Units equal to the number of BNSF Common Shares subject to such BNSF Option immediately prior to the Merger Effective Time. Each Newco Replacement Option shall provide for an exercise price per Newco Stapled Unit equal to the exercise price per BNSF Common Share of the BNSF Option from which it was converted. The expiration date, manner of exercising, and all other terms and conditions of such Newco Replacement Option shall otherwise be unchanged from those of the BNSF Option from which it was converted, and any document or agreement previously evidencing such BNSF Option shall thereafter evidence and be deemed to evidence such Newco Replacement Option.

                    (iv) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be converted into one share of common stock of the Surviving Corporation, and the Surviving Corporation shall thereby become a wholly owned Subsidiary of Newco.

                    (v) Each share of capital stock of Newco issued and outstanding immediately prior to the Merger Effective Time shall no longer be outstanding, shall be canceled and retired without payment of any consideration therefor, and shall cease to exist.

         (d) The certificate of incorporation of BNSF shall be amended in the Merger to read in its entirety as set forth on Exhibit I and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. The by-laws of BNSF shall be amended in the Merger to read in their entirety as set forth on Exhibit J and, as so amended, shall be the by-laws of the Surviving Corporation until amended in accordance with applicable Law.

         (e) The initial directors and officers of the Surviving Corporation shall consist of the directors and officers of Merger Sub immediately prior to the Merger Effective Time.

         2.5 Surrender of and Payment for BNSF Common Shares. (a) Prior to the Merger Effective Time, CN and BNSF shall jointly appoint an agent (the "Exchange Agent") for the purpose of exchanging certificates formerly representing BNSF Common Shares as provided in

Section 2.4(c). At the Arrangement Effective Time and in a manner consistent with applicable Law, Newco and CN shall jointly cause to be deposited with the Exchange Agent Newco Stapled Unit certificates representing the aggregate number of Newco Common Shares and the aggregate number of CN Voting Shares to be paid in respect of the BNSF Common Shares (such Newco Common Shares and CN Voting Shares or, where appropriate, a portion thereof, the "BNSF Merger Consideration" ). Promptly after the Merger Effective Time, BNSF and CN shall cause the Exchange Agent to send to each holder of BNSF Common Shares at the Merger Effective Time a letter of transmittal for use in such exchange, which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing BNSF Common Shares to the Exchange Agent.

         (b) Each holder of BNSF Common Shares that have been converted into the right to receive Newco Stapled Units, upon surrender to the Exchange Agent of a certificate or certificates representing such BNSF Common Shares, together with a properly completed letter of transmittal covering such BNSF Common Shares, shall be entitled to receive the BNSF Merger Consideration payable in respect of such BNSF Common Shares. Until so surrendered, each such certificate shall, after the Merger Effective Time, represent for all purposes only the right to receive such BNSF Merger Consideration.

         (c) If any portion of the BNSF Merger Consideration is to be paid to a Person other than the registered holder of the BNSF Common Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such BNSF Common Shares or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

         (d) After the Merger Effective Time, there shall be no further registration of transfers of BNSF Common Shares. If, after the Merger Effective Time, certificates representing BNSF Common Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the BNSF Merger Consideration in accordance with the procedures set forth in this Section 2.5.

         (e) Any portion of the BNSF Merger Consideration deposited with the Exchange Agent pursuant to this Section 2.5 that remains unclaimed by the holders of BNSF Common Shares twelve months after the Merger Effective Time shall be returned to Newco, upon demand, and any such holder who has not exchanged his BNSF Common Shares for BNSF Merger Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to Newco for his claim for BNSF Merger Consideration and any dividends or distributions with respect to Newco Common Shares. Notwithstanding the foregoing, Newco shall not be liable to any holder of BNSF Common Shares for any amount paid to a public official pursuant to applicable abandoned property Laws.

         (f) No dividends or other distributions with respect to Newco Common Shares shall be paid to the holder of any unsurrendered certificates formerly representing BNSF Common Shares until such certificates are surrendered as provided in this Section 2.5. Upon such surrender, there shall be paid, without interest, to the Person in whose name the Newco Stapled Unit certificates representing the BNSF Merger Consideration into which such BNSF Common Shares were converted are registered (i) all dividends and other distributions in respect of Newco Common Shares that are payable on a date subsequent to, and the record date for which occurs at or after, the Merger Effective Time and (ii) all dividends or other distributions in respect of BNSF Common Shares that are payable on a date subsequent to, and the record date for which occurs before, the Merger Effective Time.

         2.6 Interim Order. The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide (i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the CN Stockholder Meeting and for the manner in which such notice is to be provided; (ii) that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by holders of CN Common Stock and holders of CN Options voting together as a single class present in person or by proxy at the CN Stockholder Meeting; and (iii) for the grant of the Dissent Rights.

         2.7 The Arrangement. The Arrangement shall provide that, and the parties covenant to take such steps as are necessary to ensure that, commencing at the Arrangement Effective Time, the following shall occur and shall be deemed to occur in the following order:

         (a) The authorized share capital of CN shall be reorganized by the creation of the following three classes of shares in the capital of CN:

                    (i) a class of shares, designated as CN Voting Shares, the authorized number of which shall be unlimited;

                    (ii) a class of shares, designated as CN Exchangeable Shares, the authorized number of which shall be unlimited; and

                    (iii) a class of shares, designated as CN Limited Voting Equity Shares, the authorized number of which shall be unlimited.

         (b) Each outstanding CN Common Share shall be changed into a number of CN Voting Shares equal to the Exchange Ratio and a number of CN Exchangeable Shares equal to the Exchange Ratio.

         (c) Simultaneously with the change in share capital under Section 2.7(b), each CN Exchangeable Share to which the holder of a CN Common Share is entitled and with respect to which such holder has elected, in a duly completed and timely submitted letter of transmittal and election form, to transfer to Newco for a Newco Common Share (the CN Exchangeable Share with respect to which such election was made, a "Newco Elected Exchangeable Share") shall be transferred by the holder thereof, without any further act or formality on such holder's part, to Newco in exchange for one Newco Common Share issued by Newco. Notwithstanding the foregoing, each holder of CN Common Shares who is not a resident of Canada for purposes of the Income Tax Act (Canada) shall be deemed to have elected to exchange all of the CN Exchangeable Shares issuable to such holder pursuant to the Arrangement for Newco Common Shares and the CN Exchangeable Shares to which such holder is entitled shall be deemed for all purposes to be Newco Elected Exchangeable Shares, except where and to the extent that such holder specifically elects in a duly completed and timely submitted letter of transmittal and election form not to have such exchange occur. CN and BNSF may jointly determine that such transfer and exchange shall be made to and with NAR Subco rather than Newco.

         (d) Simultaneously with the change in share capital under Section 2.7(b) and the transfer to Newco and exchange under Section 2.7(c) of the Newco Elected Exchangeable Shares, each Newco Elected Exchangeable Share shall be converted into one CN Limited Voting Equity Share.

         (e) Simultaneously with the change in share capital under Section 2.7(b), the transfer to Newco and exchange under Section 2.7(c) of the Newco Elected Exchangeable Shares and the conversion under Section 2.7(d) of the Newco Elected Exchangeable Shares, Newco shall and shall be deemed to have subscribed for and agreed to purchase and CN shall issue and sell to Newco one (1) CN Limited Voting Equity Share upon payment by Newco to CN of a sum equal to the closing trading price, per share, of the CN Common Shares on The Toronto Stock Exchange on the trading day which is two days prior to the Arrangement Effective Date divided by the Exchange Ratio. CN and BNSF may jointly determine that such issuance shall be made to NAR Subco rather than Newco.

         (f) All holders of Newco Common Shares, other than those issued pursuant to the exchange provided for in Section 2.7(c), shall be deemed to have subscribed for and agreed to purchase at a purchase price of $0.05 per share, or such other amount as to which the parties may agree, and CN shall issue to each such holder of Newco Common Shares, one (1) CN Voting Share for each Newco Common Share so held upon payment by Newco to CN of the aggregate subscription price therefor.

         (g) Newco shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Newco of $0.05 by CN, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the CN Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

         (h) Each CN Option shall be exchanged for an option (a "CN Replacement Option") to purchase that number of Newco Stapled Units equal to the product of the Exchange Ratio multiplied by the number of CN Common Shares subject to such CN Option immediately prior to the Arrangement Effective Time. Each CN Replacement Option shall provide for an exercise price per Newco Stapled Unit equal to the exercise price per CN Common Share of such CN Option immediately prior to the Arrangement Effective Time divided by the Exchange Ratio. If the foregoing calculation results in a CN Replacement Option being exercisable for a fraction of a Newco Stapled Unit, then the number of Newco Stapled Units subject to such CN Replacement Option shall be rounded up to the next whole number of Newco Stapled Units. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such CN Replacement Option shall otherwise be unchanged from those of the CN Option for which it was exchanged, and any document or agreement previously evidencing such CN Option shall thereafter evidence and be deemed to evidence such CN Replacement Option.

         (i) The authorized share capital of CN shall be amended by the elimination of the CN Common Shares as a class of authorized shares.

         2.8 Board of Directors; Management. (a) Immediately prior to the Merger Effective Time, the parties shall cause the board of directors of CN and the board of directors of Newco, respectively, to be identical and composed of fifteen members, six of whom shall be designated by BNSF, six of whom shall be designated by CN and three of whom shall be jointly designated by agreement between BNSF and CN. Unless BNSF agrees otherwise, all of CN's designees to the board of directors of CN and the board of directors of Newco shall be resident Canadians, as defined in the CBCA. The six BNSF designees are: John J. Burns, Jr.; Robert D. Krebs; Roy S. Roberts; J. Steven Whisler; Edward E. Whitacre, Jr.; and Michael B. Yanney. The six CN designees are: Purdy Crawford; J.V. Raymond Cyr; The Honorable Edward C. Lumley; David G.A. McLean; Robert Pace; and Paul M. Tellier. The three jointly designated directors are: Laurent Beaudoin; Steve Burd; and Jean C. Monty. To the extent any of the foregoing are unable or unwilling to serve as directors at the time of Closing, replacements shall be selected in accordance with the first two sentences of this Section 2.8(a).

         (b) At the Closing, the parties shall cause the following officers of CN and Newco to be identical: (i) Paul M. Tellier, the President and Chief Executive Officer of CN, to be the President and Chief Executive Officer of CN and Newco if he is willing and able to serve in that capacity; (ii) Robert D. Krebs, the Chairman and Chief Executive Officer of BNSF, to be the Chairman of CN and Newco if he is willing and able to serve in that capacity; (iii) E. Hunter

Harrison, the Executive Vice President and Chief Operating Officer of CN, to be the Chief Operating Officer of Newco and CN if he is willing and able to serve in that capacity; and (iv) Thomas N. Hund, the Senior Vice President and Chief Financial Officer of BNSF, to be the Chief Financial Officer of Newco and CN if he is willing and able to serve in that capacity. In addition, Matthew K. Rose, the President and Chief Operating Officer of BNSF, will be the President and Chief Executive Officer of BNSF if he is willing and able to serve in that capacity. The remaining officers of CN and Newco to be appointed to office at the Closing shall include representatives of both CN and BNSF and shall be agreed on by the boards of directors of Newco and CN to take offices at the Closing after receiving advice from the Chief Executive Officer of Newco and CN to take offices at the Closing, after consultation with the Chairman of Newco and CN to take offices at the Closing.

         2.9 Head Office. The head office of each of CN and Newco following the Closing shall be situated in the Montreal Urban Community, Quebec, Canada.

         2.10 Withholding Rights. Each of CN, BNSF, Newco and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of CN Common Shares or BNSF Common Shares, as the case may be, in respect of which such deduction and withholding was made.

         2.11 The Closing. Unless otherwise mutually agreed in writing, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at 9:00 a.m., Chicago time, at the offices of Mayer, Brown & Platt, 190 South LaSalle Street, Chicago, Illinois and, for Canadian matters, at the offices of Stikeman, Elliott, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, on the date (the "Closing Date") as promptly as practicable (but not later than two business days) after the date on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or such other date, time and place as the parties may agree. The parties shall cause the Merger Effective Time to occur immediately prior to the Arrangement Effective Time, the Arrangement Effective Time to occur immediately following the Merger Effective Time, and both the Merger Effective Time and the Arrangement Effective Time to occur during the Closing.

                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF CN

         Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date of this Agreement, delivered by CN to BNSF (the "CN Disclosure Letter"), CN represents and warrants to BNSF as follows:

         3.1 Corporate Existence and Power. CN is a corporation duly incorporated, validly existing and in good standing under the Laws of Canada, and has all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. CN is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on CN. Prior to the date of this Agreement, CN has made available to BNSF true and complete copies of CN's constitutive documents, each as amended to date, and such constitutive documents are in full force and effect.

         3.2 Corporate Authorization. The execution, delivery and performance of this Agreement and the Stock Option Agreements by CN and the consummation by CN of the transactions contemplated hereby and thereby are within CN's corporate powers and, except as set forth in the next sentence, have been duly authorized by all necessary corporate action. The affirmative vote of two-thirds of the votes cast on the Arrangement Resolution by holders of CN Common Shares and the holders of CN Options voting together as a single class is the only vote of any class or series of CN capital stock necessary to consummate the Arrangement. This Agreement has been duly executed and delivered by CN and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally and general principles of equity.

         3.3 Governmental Authorization. The execution, delivery and performance by CN of this Agreement and the Stock Option Agreements and the consummation by CN of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) compliance with any applicable requirements of the HSR Act and the Competition Act; (v) compliance with any applicable requirements relating to approval of the transactions contemplated by this Agreement by the Surface Transportation Board (the "STB"); (vi) compliance with any applicable requirements of the 1933 Act, the 1934 Act and the Securities Act; (vii) compliance with any applicable United States "blue sky" or Canadian provincial securities Laws; (viii) immaterial actions or filings relating to ordinary operational matters; (ix) approval by The Toronto Stock Exchange of the grant of the option by CN to BNSF under the CN Stock Option Agreement and the issuance of CN Common Shares thereunder and (x) compliance with any applicable requirements of the Defense Production Act of 1950, as amended (commonly known as Exon-Florio).

         3.4 Non-Contravention. The execution, delivery and performance by CN of this Agreement and the Stock Option Agreements and the consummation by CN of the transactions contemplated hereby and thereby do not and will not (except in the case of clauses (ii), (iii) and (iv) of this Section 3.4, for any such matters that individually or in the aggregate would not be reasonably likely to have a Material Adverse Effect on CN) (i) contravene or conflict with CN's constitutive documents; (ii) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with, or constitute a violation of, any provision of any Law binding upon or applicable to CN or any of its Subsidiaries; (iii) constitute a default under, or give rise to a right of termination, cancellation or acceleration of, any right or obligation of CN or any of its Subsidiaries or to a loss of any benefit to which CN or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon CN or any of its Subsidiaries, or any license, franchise, permit or other similar authorization held by CN or any of its Subsidiaries; or (iv) result in the creation or imposition of any Lien on any asset of CN or any of its Subsidiaries.

         3.5 Capitalization. (a) The authorized capital stock of CN consists of
(i) an unlimited number of CN Common Shares, (ii) an unlimited number of Class A Preferred Shares ("CN Class A Preferred Shares"), and (iii) an unlimited number of Class B Preferred Shares, no par value ("CN Class B Preferred Shares"). As of December 15, 1999, there were outstanding (i) 202,270,686 CN Common Shares, (ii) no CN Class A Preferred Shares, (iii) no CN Class B Preferred Shares, and (iv) CN Options to purchase an aggregate of 8,473,402 CN Common Shares (of which CN Options to purchase an aggregate of approximately 4,072,616 CN Common Shares were exercisable). All outstanding shares of CN's capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.5 and except for the 5.25% Convertible Preferred Securities due June 30, 2029 of CN or as contemplated by Section 6.1, and except for the exercise of CN Options outstanding on December 15, 1999, or issued since that date in accordance with Section 6.1, there are outstanding (x) no shares of capital stock or other voting securities of CN, (y) no securities of CN or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of CN and (z) no options or other rights to acquire from CN or any of its Subsidiaries, and no obligation of CN or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of CN (the items in clauses
(x), (y) and (z) being referred to collectively as the "CN Securities"). There are no outstanding obligations of CN or any of its Subsidiaries to repurchase, redeem or otherwise acquire any CN Securities, except for the transactions contemplated by this Agreement.

         (b) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of CN having the right to vote (or convertible into or exercisable for CN Securities having the right to vote) on any matters upon which holders of CN Common Stock may vote (collectively, the "CN Voting Debt").

         3.6 Material Subsidiaries. Each of CN's Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly existing and in good standing under the Laws of its jurisdiction and has full corporate or legal power and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Each of CN's Material Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on CN. All of the outstanding shares and other ownership interests of CN's Material Subsidiaries that are held directly or indirectly by CN are validly issued, fully paid and nonassessable; all such shares and other ownership interests are owned directly or indirectly by CN, free and clear of all material Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Other than those obligations identified in Section 3.6 of the CN Disclosure Letter, there are no outstanding (i) securities of CN or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of CN or
(ii) options or other rights to acquire from CN or any of its Subsidiaries, and no other obligation of CN or any of its Subsidiaries to issue, any capital stock or voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of CN (the capital stock of each Subsidiary of CN, together with the items in clauses (i) and (ii), being referred to collectively as the "CN Subsidiary Securities"). There are no outstanding obligations of CN or any Subsidiary of CN to repurchase, redeem or otherwise acquire any outstanding CN Subsidiary Securities.

         3.7 Canadian Securities Filings and SEC Filings. CN has filed with the Canadian Securities Regulators and the SEC true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1997 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "CN Reports"). Each such CN Report filed pursuant to the 1934 Act at the time filed (i) did not contain any untrue statement of a material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading and (ii) complied in all material respects with all other requirements of applicable securities Laws. Each such CN Report filed pursuant to the 1933 Act at the time declared effective (i) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) complied in all material respects with all other requirements of applicable securities Laws. CN has not filed any confidential material change report with any Canadian Securities Regulator or any other securities authority or regulator or any securities exchange or other self-regulatory authority that, as of the date of this Agreement, remains confidential.

         3.8 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of CN included in the CN Reports fairly present, in conformity with Canadian GAAP or GAAP, as applicable, applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of CN and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of the unaudited consolidated interim financial statements).

         3.9 No Material Adverse Changes. Except as contemplated by this Agreement or as publicly disclosed prior to the date of this Agreement, since December 31, 1998, CN and the CN Material Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been (i) any event, occurrence or development of a state of circumstances or facts that has had or reasonably could be expected to have a Material Adverse Effect on CN (other than as a result of changes in conditions, including economic or political developments, applicable to the railroad industry in general or any changes in the economy or securities markets in general) or (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of CN capital stock.

         3.10 Undisclosed Material Liabilities. Except for (i) liabilities reflected in the CN Reports and (ii) liabilities incurred in the ordinary course of business of CN and its Subsidiaries consistent with past practice subsequent to December 31, 1998, CN and its Subsidiaries have no liabilities that would reasonably be expected to have a Material Adverse Effect on CN and there is no existing condition or set of circumstances that would be reasonably likely to result in such a liability; provided, however, that this representation does not cover, and shall not be deemed to be breached as a result of, any such liability that results primarily from a Customary Action.

         3.11 Litigation. Except as set forth in the CN Reports, (i) there is no action, suit, investigation or proceeding (or any basis therefor) pending against or, to the knowledge of CN, threatened against or affecting CN or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any Governmental Entity where there is a reasonable probability of a determination adverse to CN or any of its Subsidiaries that would be reasonably likely to have a Material Adverse Effect on CN, and (ii) as of the date of this Agreement, there is no such action, suit, investigation or proceeding that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated by this Agreement.

         3.12 Taxes. Except as set forth in the CN Reports or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CN, (i) all Tax Returns, statements, reports and forms (collectively, the "CN Returns") required to be filed with any taxing authority or provided to any other Person as of the date of this Agreement by, or with respect to, CN and its Subsidiaries have been filed or provided in accordance with all applicable Laws; (ii) CN and its Subsidiaries have timely paid or withheld all Taxes shown as due and payable on the CN Returns that have been so filed or required to be withheld by CN or any of its Subsidiaries as of the date of this Agreement and, as of the time of filing, the CN Returns were true, complete and correct; (iii) CN and its Subsidiaries have made provision for all Taxes payable by CN and its Subsidiaries for which no CN Return has yet been filed or resulting from the final resolution of any controversy with any taxing authority; (iv) the charges, accruals and reserves for Taxes with respect to CN and its Subsidiaries reflected in the CN Reports are adequate under Canadian GAAP or GAAP, as applicable, to cover the Tax liabilities accruing through the date thereof; and (v) as of the date of this Agreement, there is no action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to CN or any of its Subsidiaries in respect of any Tax where a determination or decision against CN or any of its Subsidiaries is more probable than not.

         3.13 Employee Matters. (a) Except as contemplated by this Agreement,
Section 3.13 of the CN Disclosure Letter identifies (i) each "employee benefit plan," as defined in Section 3(3) of ERISA (other than multiemployer plans, as defined in Section 3(37) of ERISA), and (ii) each employment, severance or other similar contract, arrangement or policy and each retirement or deferred compensation plan, stock plan, incentive compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance (including self-insured arrangements) or hospitalization program, workers' compensation program, disability program, supplemental unemployment program or fringe benefit arrangement, whether maintained pursuant to contract or informal understanding, that does not constitute an "employee benefit plan" (as defined in Section 3(3) of ERISA), which, in the case of items described in both clauses (i) and (ii), is maintained, administered or contributed to by CN or any of its ERISA Affiliates or with respect to which CN or any of its ERISA Affiliates has any liability (collectively, the "CN U.S. Employee Plans"). Except as contemplated by this Agreement, Section 3.13 of the CN Disclosure Letter identifies each bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance and termination pay, hospitalization, drug and other medical benefits, life and other insurance, dental, disability, sick leave, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, mortgage assistance, pension, retirement and supplemental retirement plans, programs and agreements sponsored, maintained, contributed to or required to be contributed to by CN for the benefit of any of the Canadian Employees, whether or not insured (collectively, the "CN Canadian Employee Plans" and, together with the CN U.S. Employee Plans, the "CN Employee Plans"). True and correct copies of each of the CN Employee Plans, all amendments thereto, any written interpretations thereof distributed to employees, and all contracts relating thereto or the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, recordkeeping agreements and summary plan descriptions, all as currently in effect, have been furnished or made available to BNSF. CN has supplied or made available to BNSF an accurate description of any CN Employee Plan that is not in written form. To the extent applicable, true and correct copies of the three most recent annual reports (Form 5500, including, if applicable, Schedule B thereto) prepared in connection with any CN Employee Plan and the most recent actuarial valuation report prepared in connection with any such plan have been furnished or made available to BNSF.

         (b) The only CN Employee Plans that are subject to Title IV of ERISA (the "CN Pension Plans") are identified as such in Section 3.13 of the CN Disclosure Letter. The only CN Canadian Employee Plans that are registered pension plans (the "CN Canadian Pension Plans") are identified as such in
Section 3.13 of the CN Disclosure Letter. No "accumulated funding deficiency," as defined in Section 412 of the Code, has been incurred with respect to any CN Pension Plan, whether or not waived. To CN's knowledge, no "reportable event," within the meaning of Section 4043 of ERISA and the regulations promulgated thereunder has occurred with respect to any CN Pension Plan, and no event described in Section 4041 (other than a standard termination), 4042, 4062 or 4063 of ERISA has occurred in connection with any CN Pension Plan, other than a reportable event for which the PBGC notice requirements have been waived or a reportable event that would not be reasonably likely to have a Material Adverse Effect on CN. No condition exists and no event has occurred that could constitute grounds for termination of or the appointment of a trustee to administer any CN Pension Plan under Section 4042 of ERISA and, to CN's knowledge, neither CN nor any of its ERISA Affiliates has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction for which CN or any of its ERISA Affiliates would have liability under Section 4069 or 4212(c) of ERISA. To CN's knowledge, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any CN Employee Plan has or will make CN or any of its ERISA Affiliates or any officer or director of CN or any of its ERISA Affiliates subject to any liability under Title I or Section 4071 of ERISA or liable for any Tax pursuant to Section 4975 or Chapter 43, 47, 68 or 100 of the Code that would be reasonably likely to have a Material Adverse Effect on CN.

         (c) Each CN Employee Plan that is intended to be qualified under
Section 401(a) of the Code is the subject of a favorable determination letter issued by the IRS covering all changes in Law and changes to the form of the CN Employee Plan for which the remedial amendment period (as described in regulations issued under Section 401(b) of the Code) has not expired. Each CN Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all Laws, including ERISA and the Code, that are applicable to such CN Employee Plan.

         (d) None of the payments contemplated by the CN Employee Plans or any other contract, plan or arrangement covering any employee or former employee of CN or any of its ERISA Affiliates and arising solely as a result of the transactions contemplated by this Agreement would, in the aggregate, constitute excess parachute payments as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof) or provide for payments that exceed the deductibility limitations of Section 162(m) of the Code.

         (e) Except for obligations arising pursuant to any collective bargaining agreements, to the knowledge of CN and its Subsidiaries, no condition exists that would prevent CN or any of its Subsidiaries from amending or terminating any CN Employee Plan providing health or medical benefits in respect of any active or former employees of CN or any of its Subsidiaries.

         (f) There has been no amendment or interpretation by CN or any of its ERISA Affiliates relating to, or change in employee participation or coverage under any CN Employee Plan that would increase materially the expense of maintaining such CN Employee Plan above the level of expense incurred in respect thereof for the fiscal year ended December 31, 1998.

         (g) To the extent applicable, each CN Employee Plan that constitutes a "group health plan" (as defined in Section 6071(1) of ERISA or Section 4980B(g)(2) of the Code), including any plans of current or former affiliates that must be taken into account under Sections 4980B and 414(t) of the Code or
Section 601 of ERISA, has been operated in substantial compliance with applicable Law, including the group health plan continuation coverage requirements of Section 4980B of the Code and Section 601 of ERISA and the requirements of Chapter 100 of the Code.

         (h) There are no actions, suits or claims (other than routine claims for benefits) pending or, to CN's knowledge, threatened involving any CN Employee Plan or the assets thereof, and no facts exist that could give rise to any such actions, suits or claims (other than routine claims for benefits).

         (i) With respect to each employee pension benefit plan (as defined in Section 3(2) of ERISA) that is a multiemployer plan with respect to which CN or any of its ERISA Affiliates may have any liability (including any liability attributable to a current or former member of CN's or any of its ERISA Affiliates' "controlled group" (as defined in Section 4001(a)(14) of ERISA)),
(i) all contributions have been made as required by the terms of the plans, the terms of any collective bargaining agreements and applicable Law, (ii) neither CN nor any of its ERISA Affiliates has withdrawn, partially withdrawn or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability that would be reasonably likely to have a Material Adverse Effect on CN and (iii) neither CN nor any of its ERISA Affiliates has received any notice that any such plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code or that any plan is or may become insolvent.

         (j) As of December 31, 1998, the Expected Postretirement Benefit Obligation (as defined in Statement of Financial Accounting Standards No. 106) in respect of postretirement health and medical benefits for current and former employees of CN or any of its Subsidiaries calculated by CN's actuary using reasonable actuarial assumptions was $65,000,000.

         (k) Neither CN's board of directors nor any committee thereof has adopted a resolution or taken any other action to determine or declare that any of the transactions contemplated by this Agreement will constitute a change of control for purposes of any CN Employee Plan.

         (l) The transactions contemplated by this Agreement will not trigger any obligation to fund the benefits under any CN Employee Plan.

         3.14 Finders' Fees. Except for Salomon Smith Barney Inc.; The Beacon Group Capital Services Group, LLC, and Nesbitt Burns Inc. copies of whose engagement agreements have been provided to BNSF, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of CN or any of its Subsidiaries who might be entitled to any fee or commission from BNSF or any of its affiliates in connection with the transactions contemplated by this Agreement.

         3.15 Environmental Matters. Except as set forth in the CN Reports or otherwise previously disclosed in writing by CN to BNSF, there are no Environmental Liabilities of CN that, individually or in the aggregate, have had or would be reasonably likely to have a Material Adverse Effect on CN.

         3.16 Compliance with Laws. Except as publicly disclosed and except for any matter that would not be reasonably likely to have a Material Adverse Effect on CN, neither CN nor any of its Subsidiaries is in violation of, or has violated, any applicable provision of any Law.

         3.17 Year 2000 Compliance. CN and its Subsidiaries are Year 2000 Compliant, and there are no foreseeable material expenses or other material liabilities associated with the process of CN and its Subsidiaries becoming Year 2000 Compliant.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BNSF

         Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date of this Agreement, delivered by BNSF to CN (the "BNSF Disclosure Letter"), BNSF represents and warrants to CN as follows:

         4.1 Corporate Existence and Power. BNSF is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. BNSF is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on BNSF. Prior to the date of this Agreement, BNSF has made available to CN true and complete copies of its constitutive documents, each as amended to date, and such constitutive documents are in full force and effect.

         4.2 Corporate Authorization. The execution, delivery and performance of this Agreement and the Stock Option Agreements by BNSF and the consummation by BNSF of the transactions contemplated hereby and thereby are within BNSF's corporate powers and, except as set forth in the next sentence, have been duly authorized by all necessary corporate action. The affirmative vote of the holders of at least a majority of the outstanding BNSF Common Shares entitled to vote on the approval and adoption of this Agreement is the only vote of any class or series of BNSF capital stock necessary to consummate the Merger. This Agreement has been duly executed and delivered by BNSF and constitutes its legal, valid and binding obligation, enforceable against BNSF in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally and general principles of equity.

         4.3 Governmental Authorization. The execution, delivery and performance by BNSF of this Agreement and the Stock Option Agreements and the consummation by BNSF of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) compliance with any applicable requirements of the HSR Act and the Competition Act; (ii) compliance with any applicable requirements relating to approval of the transactions contemplated by this Agreement by the STB; (iii) compliance with any applicable requirements of the Securities Act, the 1933 Act and the 1934 Act; (iv) compliance with any applicable United States "blue sky" or Canadian provincial securities Laws; and (v) immaterial actions or filings relating to ordinary operational matters and filings with the United States Federal Communications Commission with respect to radio licenses held by BNSF and its Subsidiaries.

         4.4 Non-Contravention. The execution, delivery and performance by BNSF of this Agreement and the Stock Option Agreements and the consummation by BNSF of the transactions contemplated hereby and thereby do not and will not (except in the case of clauses (ii), (iii) and (iv) of this Section 4.4, for any such matters that individually or in the aggregate would not be reasonably likely to have a Material Adverse Effect on BNSF) (i) contravene or conflict with its constitutive documents; (ii) assuming compliance with the matters referred to in
Section 4.3, contravene or conflict with, or constitute a violation of, any provision of any Law binding upon or applicable to BNSF or any of its Subsidiaries; (iii) constitute a default under, or give rise to a right of termination, cancellation or acceleration of, any right or obligation of BNSF or any of its Subsidiaries or to a loss of any benefit to which BNSF or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon BNSF or any of its Subsidiaries, or any license, franchise, permit or other similar authorization held by BNSF or any of its Subsidiaries; or (iv) result in the creation or imposition of any Lien on any asset of BNSF or any of its Subsidiaries.

         4.5 Capitalization. (a) The authorized capital stock of BNSF consists of (i) six hundred million (600,000,000) BNSF Common Shares, (ii) twenty-five million (25,000,000) shares of Preferred Stock, par value $0.01 per share ("BNSF Preferred Stock") of which 6,900,000 shares were designated as 6 1/4% Cumulative Convertible Preferred Stock, Series A, and 3,000,000 shares are being designated Junior Participating Preferred Stock, Series B, in connection with the BNSF Shareholder Rights Plan, and (iii) fifty million (50,000,000) shares of Class A Preferred Stock, par value $0.01 per share ("BNSF Class A Preferred Stock"). As of December 15, 1999, there were outstanding (i) 454,945,828 BNSF Common Shares and 29,970,990 BNSF Common Shares were held in treasury, (ii) no shares of BNSF Preferred Stock, (iii) no shares of BNSF Class A Preferred Stock, and (iv) BNSF Options to purchase an aggregate of 30,048,057 BNSF Common Shares (of which, BNSF Options to purchase an aggregate of 20,602,140 BNSF Common Shares were exercisable). All outstanding shares of BNSF's capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 4.5 or as contemplated by Section 7.1, and except for the exercise of BNSF Options outstanding on December 15, 1999, or issued since that date in accordance with Section 7.1, there are outstanding (x) no shares of capital stock or other voting securities of BNSF, (y) no securities of BNSF or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of BNSF and (z) no options or other rights to acquire from BNSF or any of its Subsidiaries, and no obligation of BNSF or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of BNSF (the items in clauses (x), (y) and (z) being referred to collectively as the "BNSF Securities"). There are no outstanding obligations of BNSF or any of its Subsidiaries to repurchase, redeem or otherwise acquire any BNSF Securities, except for the transactions contemplated by this Agreement.

         (b) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of BNSF having the right to vote (or convertible into or exercisable for BNSF Securities having the right to vote) on any matters upon which holders of BNSF Common Stock may vote (collectively, the "BNSF Voting Debt").

         4.6 Material Subsidiaries. Each of BNSF's Material Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly existing and in good standing under the Laws of its jurisdiction and has full corporate or legal power and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Each of BNSF's Material Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on BNSF. All of the outstanding shares and other ownership interests of BNSF's Material Subsidiaries that are held directly or indirectly by BNSF are validly issued, fully paid and nonassessable; all such shares and other ownership interests are owned directly or indirectly by BNSF, free and clear of all material Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Other than those obligations identified in
Section 4.6 of the BNSF Disclosure Letter, there are no outstanding (i) securities of BNSF or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of BNSF or (ii) options or other rights to acquire from BNSF or any of its Subsidiaries, and no other obligation of BNSF or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock voting securities or ownership interests in, any Subsidiary of BNSF (the capital stock of each Subsidiary of BNSF, together with the items in clauses (i) and (ii), being referred to collectively as the "BNSF Subsidiary Securities"). There are no outstanding obligations of BNSF or any Subsidiary of BNSF to repurchase, redeem or otherwise acquire any outstanding BNSF Subsidiary Securities.

         4.7 SEC Filings. BNSF has filed with the SEC true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1997 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "BNSF Reports"). Each such BNSF Report filed pursuant to the 1934 Act at the time filed (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading and (ii) complied in all material respects with all other requirements of applicable securities Laws. Each such BNSF Report filed pursuant to the 1933 Act at the time declared effective (i) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) complied in all material respects with all other requirements of applicable securities Laws. BNSF has not filed any confidential report with the SEC or any other securities authority or regulator or any securities exchange or other self-regulatory authority that, as of the date of this Agreement, remains confidential.

         4.8 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of BNSF included in the BNSF Reports fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of BNSF and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of the unaudited consolidated interim financial statements).

         4.9 No Material Adverse Changes. Except as contemplated by this Agreement or as publicly disclosed prior to the date of this Agreement, since December 31, 1998, BNSF and the BNSF Material Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been (i) any event, occurrence or development of a state of circumstances or facts that has had or reasonably could be expected to have a Material Adverse Effect on BNSF (other than as a result of changes in conditions, including economic or political developments, applicable to the railroad industry generally or any changes in the economy or securities markets in general) or
(ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of BNSF capital stock.

         4.10 Undisclosed Material Liabilities. Except for (i) liabilities reflected in the BNSF Reports and (ii) liabilities incurred in the ordinary course of business of BNSF and its Subsidiaries consistent with past practice subsequent to December 31, 1998, BNSF and its Subsidiaries have no liabilities that would reasonably be expected to have a Material Adverse Effect on BNSF and there is no existing condition or set of circumstances that would be reasonably likely to result in such a liability; provided, however, that this representation does not cover, and shall not be deemed to be breached as a result of, any such liability that results primarily from a Customary Action.

         4.11 Litigation. Except as set forth in the BNSF Reports, (i) there is no action, suit, investigation or proceeding (or any basis therefor) pending against or, to the knowledge of BNSF, threatened against or affecting BNSF or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any Governmental Entity where there is a reasonable probability of a determination adverse to BNSF or any of its Subsidiaries that would be reasonably likely to have a Material Adverse Effect on BNSF, and (ii) as of the date of this Agreement, there is no such action, suit, investigation or proceeding that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated by this Agreement.

         4.12 Taxes. Except as set forth in the BNSF Reports or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on BNSF, (i) all Tax Returns, statements, reports and forms (collectively, the "BNSF Returns") required to be filed with any taxing authority or provided to any other Person as of the date of this Agreement by, or with respect to, BNSF and its Subsidiaries have been filed or provided in accordance with all applicable Laws; (ii) BNSF and its Subsidiaries have timely paid or withheld all Taxes shown as due and payable on the BNSF Returns that have been so filed or required to be withheld by BNSF or any of its Subsidiaries as of the date of this Agreement and, as of the time of filing, the BNSF Returns were true, complete and correct; (iii) BNSF and its Subsidiaries have made provision for all Taxes payable by BNSF and its Subsidiaries for which no BNSF Return has yet been filed or resulting from the final resolution of any controversy with any taxing authority; (iv) the charges, accruals and reserves for Taxes with respect to BNSF and its Subsidiaries reflected in the BNSF Reports are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; and (v) as of the date of this Agreement, there is no action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to BNSF or any of its Subsidiaries in respect of any Tax where a determination or decision against BNSF or any of its Subsidiaries is more probable than not.

         4.13 Employee Matters. (a) Except as contemplated by this Agreement,
Section 4.13 of the BNSF Disclosure Letter identifies (i) each "employee benefit plan," as defined in Section 3(3) of ERISA (other than multiemployer plans, as defined in Section 3(37) of ERISA), and (ii) each employment, severance or other similar contract, arrangement or policy and each retirement or deferred compensation plan, stock plan, incentive compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance (including self-insured arrangements) or hospitalization program, workers' compensation program, disability program, supplemental unemployment program or fringe benefit arrangement, whether maintained pursuant to contract or informal understanding, that does not constitute an "employee benefit plan" (as defined in Section 3(3) of ERISA), which, in the case of items described in both clauses (i) and (ii), is maintained, administered or contributed to by BNSF or any of its ERISA Affiliates or with respect to which BNSF or any of its ERISA Affiliates has any liability (collectively, the "BNSF Employee Plans"). True and correct copies of each of the BNSF Employee Plans, all amendments thereto, any written interpretations thereof distributed to employees, and all contracts relating thereto or the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, recordkeeping agreements and summary plan descriptions, all as currently in effect, have been furnished or made available to CN, or were available upon request from BNSF. Any BNSF Employee Plan that was not provided to CN (as designated in Section 4.13 of the BNSF Disclosure Letter by an asterisk) is not material (using the definition of "material" set forth in Section 1.1). BNSF has supplied or made available to CN an accurate description of any BNSF Employee Plan that is not in written form. To the extent applicable, true and correct copies of the three most recent annual reports (Form 5500, including, if applicable, Schedule B thereto) prepared in connection with any BNSF Employee Plan and the most recent actuarial valuation report prepared in connection with any such plan have been furnished or made available to CN.

         (b) The only BNSF Employee Plans that are subject to Title IV of ERISA (the "BNSF Pension Plans") are identified as such in Section 4.13 of the BNSF Disclosure Letter. No "accumulated funding deficiency," as defined in Section 412 of the Code, has been incurred with respect to any BNSF Pension Plan, whether or not waived. To BNSF's knowledge, no "reportable event," within the meaning of Section 4043 of ERISA and the regulations promulgated thereunder has occurred with respect to any BNSF Pension Plan, and no event described in
Section 4041 (other than a standard termination), 4042, 4062 or 4063 of ERISA has occurred in connection with any BNSF Pension Plan, other than a reportable event for which the PBGC notice requirements have been waived or a reportable event that would not be reasonably likely to have a Material Adverse Effect on BNSF. No condition exists and no event has occurred that could constitute grounds for termination of or the appointment of a trustee to administer any BNSF Pension Plan under Section 4042 of ERISA and, to BNSF's knowledge, neither BNSF nor any of its ERISA Affiliates has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction for which BNSF or any of its ERISA Affiliates would have liability under Section 4069 or 4212(c) of ERISA. To BNSF's knowledge, nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any BNSF Employee Plan has or will make BNSF or any of its ERISA Affiliates or any officer or director of BNSF or any of its ERISA Affiliates subject to any liability under Title I or Section 4071 of ERISA or liable for any Tax pursuant to Section 4975 or Chapter 43, 47 or 68 of the Code that would be reasonably likely to have a Material Adverse Effect on BNSF.

         (c) Each BNSF Employee Plan that is intended to be qualified under
Section 401(a) of the Code is the subject of a favorable determination letter issued by the IRS covering all changes in Law and changes to the form of the BNSF Employee Plan for which the remedial amendment period (as described in regulations issued under Section 401(b) of the Code) has not expired. Each BNSF Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all Laws, including ERISA and the Code, that are applicable to such BNSF Employee Plan.

         (d) None of the payments contemplated by the BNSF Employee Plans or any other contract, plan or arrangement covering any employee or former employee of BNSF or any of its ERISA Affiliates and arising solely as a result of the transactions contemplated by this Agreement would, in the aggregate, constitute excess parachute payments as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof) or provide for payments that exceed the deductibility limitations of Section 162(m) of the Code.

         (e) Except for obligations arising pursuant to any collective bargaining agreements, to the knowledge of BNSF and its Subsidiaries, no condition exists that would prevent BNSF or any of its Subsidiaries from amending or terminating any BNSF Employee Plan providing health or medical benefits in respect of any active or former employees of BNSF or any of its Subsidiaries.

         (f) There has been no amendment or interpretation by BNSF or any of its ERISA Affiliates relating to, or change in employee participation or coverage under any BNSF Employee Plan that would increase materially the expense of maintaining such BNSF Employee Plan above the level of expense incurred in respect thereof for the fiscal year ended December 31, 1998.

         (g) To the extent applicable, each BNSF Employee Plan that constitutes a "group health plan" (as defined in Section 6071(1) of ERISA or Section 4980B(g)(2) of the Code), including any plans of current or former affiliates that must be taken into account under Sections 4980B and 414(t) of the Code or
Section 601 of ERISA, has been operated in substantial compliance with applicable Law, including the group health plan continuation coverage requirements of Section 4980B of the Code and Section 601 of ERISA and the requirements of Chapter 100 of the Code.

         (h) There are no actions, suits or claims (other than routine claims for benefits) pending or, to BNSF's knowledge, threatened involving any BNSF Employee Plan or the assets thereof, and no facts exist that could give rise to any such actions, suits or claims (other than routine claims for benefits).

         (i) With respect to each employee pension benefit plan (as defined in Section 3(2) of ERISA) that is a multiemployer plan with respect to which BNSF or any of its ERISA Affiliates may have any liability (including any liability attributable to a current or former member of BNSF's or any of its ERISA Affiliates' "controlled group" (as defined in Section 4001(a)(14) of ERISA)),
(i) all contributions have been made as required by the terms of the plans, the terms of any collective bargaining agreements and applicable Law, (ii) neither BNSF nor any of its ERISA Affiliates has withdrawn, partially withdrawn or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability that would be reasonably likely to have a Material Adverse Effect on BNSF and (iii) neither BNSF nor any of its ERISA Affiliates has received any notice that any such plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code or that any plan is or may become insolvent.

         (j) As of December 31, 1998, the Expected Postretirement Benefit Obligation (as defined in Statement of Financial Accounting Standards No. 106) in respect of postretirement health and medical benefits for current and former employees of BNSF or any of its Subsidiaries calculated by BNSF's actuary using reasonable actuarial assumptions was approximately $232,000,000.

         (k) Neither BNSF's board of directors nor any committee thereof has adopted a resolution or taken any other action to declare or determine that any of the transactions contemplated by this Agreement will constitute a change in control for the purposes of any BNSF Employee Plan.

         (l) The transactions contemplated by this Agreement will not trigger any obligation to fund the benefits under any BNSF Employee Plan.

         4.14 Finders' Fees. Except for Goldman, Sachs & Co., a copy of whose engagement agreement has been provided to CN, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of BNSF or any of its Subsidiaries who might be entitled to any fee or commission from BNSF or any of its affiliates in connection with the transactions contemplated by this Agreement.

         4.15 Environmental Matters. Except as set forth in the BNSF Reports or otherwise previously disclosed in writing by BNSF to CN, there are no Environmental Liabilities of BNSF that, individually or in the aggregate, have had or would be reasonably likely to have a Material Adverse Effect on BNSF.

         4.16 Takeover Statutes; Rights Plan. (a) BNSF's board of directors has taken all necessary action to make Section 203 of the DGCL inapplicable to this Agreement and the BNSF Stock Option Agreement and the transactions contemplated hereby and thereby.

         (b) BNSF's board of directors has taken all necessary action to render the rights issued pursuant to the terms of the BNSF Shareholder Rights Plan inapplicable to the Merger, this Agreement and the transactions contemplated hereby and thereby.

         4.17 Compliance with Laws. Except as publicly disclosed and except for any matter that would not be reasonably likely to have a Material Adverse Effect on BNSF, neither BNSF nor any of its Subsidiaries is in violation of, or has violated, any applicable provision of any Law.

         4.18 Year 2000 Compliance. BNSF and its Subsidiaries are Year 2000 Compliant, and there are no foreseeable material expenses or other material liabilities associated with the process of BNSF and its Subsidiaries becoming Year 2000 Compliant.

                                    ARTICLE V

                             COVENANTS OF EACH PARTY

         5.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement.

         5.2 Regulatory Approvals. Each party shall, and shall cause each of its Subsidiaries to:

                    (i)(A) cooperate with one another to prepare and present to the STB as soon as practicable after the date of this Agreement all filings and other presentations in connection with seeking any STB approval, exemption or other authorization necessary to consummate the transactions contemplated by this Agreement (including the matters contemplated by Section 5.4); (B) prosecute such filings and other presentations with diligence; (C) diligently oppose any objections to, appeals from or petitions to reconsider or reopen any such STB approval by Persons not party to this Agreement; and (D) take all such further action as reasonably may be necessary to obtain a final order of the STB approving the transactions contemplated by this Agreement consistent with the terms and conditions set forth in this Agreement; provided, however, that (without limiting the parties' rights under Article VIII or Article IX) the Implementation Committee shall have final authority over the development, presentation and conduct of the STB case, including discussions with third parties.

                    (ii)(A) cooperate with one another to prepare and file as soon as practicable after the date of this Agreement all notices and information required under Part IX of the Competition Act (Canada), if any, and any additional information requested by the Canadian Competition Bureau thereunder; (B) cooperate with one another to prepare and file as soon as practicable after the date of this Agreement with the Commissioner of Competition appointed under the Competition Act (the "Commissioner") a competitive impact statement in connection with the transactions contemplated by this Agreement; and
         (C) use reasonable best efforts to obtain from the Commissioner assurances that the Commissioner shall not take any action to enforce any relevant provision of the Competition Act in respect of any transactions contemplated by this Agreement.

                    (iii)(A) cooperate with one another to prepare an application for the Interim Order and the Final Order as soon as practicable after the date of this Agreement; (B) prosecute such applications with diligence; (C) diligently oppose any objections to, and diligently pursue any appeals from, such applications; and (D) take all such further action as reasonably may be necessary to obtain the Interim Order and Final Order approving the Arrangement consistent with the terms and conditions set forth in this Agreement.

         5.3 Certain Filings; Securities Compliance. (a) Each party shall cooperate in the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by BNSF or CN to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated by this Agreement; provided, however, that, with respect to the United States "blue sky" and Canadian provincial qualifications, neither BNSF nor CN shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject.

         (b) As promptly as practicable after the date of this Agreement, the parties shall (i) jointly prepare and file with the SEC one or more registration statements on Form S-4 (or other applicable form) (the "Form S-4") (in which the BNSF proxy statement shall be included as a prospectus) and Form F-4 (or other applicable form) (the "Form F-4"); (ii) use reasonable best efforts to have the Form S-4 and Form F-4 declared effective by the SEC and, thereafter, mail to stockholders of BNSF as promptly as practicable the BNSF proxy statement included in the Form S-4 and all other proxy materials for the BNSF Stockholder Meeting; and (iii) otherwise comply with all legal requirements applicable to the BNSF Stockholder Meeting and the issuance of securities contemplated by this Agreement.

         (c) As promptly as practicable after the date of this Agreement, the parties shall (i) jointly prepare the Circular; (ii) use reasonable best efforts to cause the Circular and other documentation required in connection with the CN Stockholder Meeting to be mailed to stockholders of CN and filed as required by the Interim Order and applicable Laws; and (iii) otherwise comply with all legal requirements applicable to the CN Stockholder Meeting and the issuance of securities contemplated by this Agreement.

         (d) Newco and CN shall jointly prepare and file a registration statement on Form S- 3 (and/or other applicable forms, including a registration statement on Form F-3) (the "Form S- 3") in order to register under the 1933 Act the Newco Stapled Units to be issued from time to time after the Closing upon exchange of the CN Exchangeable Shares and shall use reasonable best efforts to cause the Form S-3 to become effective and to maintain the effectiveness of such registration for the period that such CN Exchangeable Shares remain outstanding.

         (e) Newco and CN shall jointly prepare and file a registration statement on Form S- 8 (and/or other applicable forms) ( the "Form S-8") in order to register under the 1933 Act those Newco Stapled Units to be issued from time to time after the Closing upon the exercise of the CN Replacement Options or Newco Replacement Options, and shall use reasonable commercial efforts to cause the Form S-8 to become effective at or prior to the Arrangement Effective Time and to maintain the effectiveness of such registration for the period of time that the CN Replacement Options and Newco Replacement Options remain outstanding and may be exercised.

         (f) Each party shall furnish to the other party all such information concerning it and its stockholders as may be required (and, in the case of its stockholders, available to it) for the effectuation of the actions described in this Section 5.3. Each covenants that no such information furnished by it (to its knowledge in the case of information concerning its stockholders) (i) for inclusion in the BNSF or CN proxy statements or any other filing under the 1934 Act or filed with Canadian Securities Regulators prepared in connection with transactions contemplated by this Agreement shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished and (ii) for inclusion in any registration statement or other filing under the 1933 Act or filed with Canadian Securities Regulators prepared in connection with the transactions contemplated by this Agreement shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading. Each party shall promptly notify the other if at any time before or after the Closing it becomes aware that any such information contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in the case of such 1934 Act filings, not misleading in light of the circumstances in which they are made and, in the case of such 1933 Act filings, not misleading.

         (g) Within two business days after the date of this Agreement, CN shall prepare and file with The Toronto Stock Exchange a notice of the option granted by CN to BNSF under the CN Stock Option Agreement and the proposed issuance of CN Common Shares issuable upon the exercise of such option and shall use reasonable best efforts to cause The Toronto Stock Exchange to accept such notice, without conditions, as soon as practicable.

         5.4 Access to Information. (a) Subject to any confidentiality agreements or other confidentiality obligations binding upon any party or any of such party's Subsidiaries, from the date of this Agreement until the Arrangement Effective Time and except as prohibited by applicable Law, each party shall give the other party, its counsel, financial advisors, auditors and other authorized representatives full, reasonable access to the offices, properties, books and records of such party and its Subsidiaries, shall furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and shall instruct such party's employees, counsel and financial advisors to cooperate with the other party in its investigation of the business of such party and its Subsidiaries; provided, however, that no investigation pursuant to this Section 5.4 shall affect any representation or warranty given by the parties under this Agreement; and provided further, that access to certain information may require the entry of a protective order by the STB, after which date access shall be granted to such information consistent with this Section
5.4 and subject to the terms of such order.

         (b) The parties acknowledge that certain information may be competitively sensitive ("Highly Confidential Information"). The parties agree that, prior to any disclosure of any such Highly Confidential Information, appropriate arrangements shall be made to ensure compliance with all requirements of applicable Law.

         5.5 Notices of Certain Events. Each party shall promptly notify the other party to this Agreement of:

                    (i) any notice or other communication such party receives from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

                    (ii) any notice or other communication such party receives from any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Arrangement; and

                    (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any Subsidiary of such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or Section 4.11, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

         5.6 Stock Exchange Listing. Each party shall use its reasonable best efforts to have the Newco Common Shares and CN Voting Shares constituting the Newco Stapled Units approved for listing on all securities exchanges on which BNSF Common Shares were listed immediately prior to the Merger Effective Time and to have the CN Exchangeable Shares and CN Voting Shares constituting the CN Stapled Units approved for listing on The Toronto Stock Exchange.

         5.7 Public Announcements. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, the parties shall consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated by this Agreement and, except as may be required by applicable Law or the requirements of any securities exchange on which a party's securities are traded, will not issue any such press release prior to such consultation.

         5.8 Further Assurances. At and after the Arrangement Effective Time, the officers and directors of each party shall be authorized to execute and deliver, in the name and on behalf of such party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of such party, any other actions and things necessary or desirable with respect to the consummation of the transactions contemplated by this Agreement.

         5.9 Cooperation. Without limiting any party's obligation under any other provision of this Agreement, each party shall together, or pursuant to an allocation of responsibility to be agreed among the parties, coordinate and cooperate (i) with respect to the timing of the BNSF Stockholder Meeting and the CN Stockholder Meeting and shall use reasonable best efforts to hold such meetings on the same day; (ii) in connection with the preparation of the Circular, the Form S-4, the Form F-4, the Form S-3 and the Form S-8; (iii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement; (iv) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Circular, the Form S-4, the Form F-4, the Form S-3 and the Form S-8 and timely seeking to obtain any such actions, consents, approvals or waivers; (v) to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code or to comply with the requirements of Section 351(a) of the Code; and (vi) to cause the exchange of CN Exchangeable Shares for Newco Common Shares pursuant to the Arrangement to comply with the requirements of Section 351(a) of the Code. Subject to the terms and conditions of this Agreement, the parties shall, subject to applicable Law, confer on a regular and frequent basis with one or more representatives of one another to report operational matters of significance to the transactions contemplated by this Agreement and the general status of ongoing operations insofar as relevant to the transactions contemplated by this Agreement; provided, however, that the parties shall not confer on any matter to the extent inconsistent with applicable Law.

         5.10 Closing Matters. Each party shall deliver at the Closing such customary certificates, resolutions and other closing documents as may be reasonably required by the other parties to this Agreement.

         5.11 Obligations of Newco. Each of CN and BNSF will take all actions necessary to cause Newco to perform its obligations under this Agreement. Without limiting the generality of the foregoing, CN, BNSF and Newco agree that:

         (a) immediately prior to the Merger Effective Time, Newco shall be a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware and shall have all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on the businesses of BNSF as such businesses are now conducted;

         (b) at the Merger Effective Time, the performance by Newco of this Agreement and the consummation by Newco of the transactions contemplated by this Agreement shall be within the corporate powers of Newco and shall have been duly authorized by all necessary corporate action on the part of Newco;

         (c) at the Merger Effective Time, the performance by Newco of this Agreement and the consummation by Newco of the transactions contemplated by this Agreement shall require no action by or in respect of, or filing with, any Governmental Entity other than (i) compliance with any applicable requirements of the Competition Act; (ii) compliance with any applicable requirements relating to approval of the transactions contemplated by this Agreement by the STB; (iii) compliance with any applicable requirements of the 1933 Act and the 1934 Act; (iv) compliance with any applicable United States "blue sky" or Canadian provincial securities Laws; and (v) immaterial actions or filings relating to ordinary operational matters;

         (d) at the Merger Effective Time, the performance by Newco of this Agreement and the consummation by Newco of the transactions contemplated by this Agreement will not (except in the case of clauses (ii), (iii) and (iv) of this subsection (d), for any such matters that individually or in the aggregate would not be reasonably likely to have a Material Adverse Effect on Newco) (i) contravene or conflict with the certificate of incorporation or by-laws of Newco, (ii) assuming compliance with the matters set forth in subsection (c) above, contravene or conflict with or constitute a violation of any provisions of any Law binding upon or applicable to Newco, (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Newco or any of its Subsidiaries or to a loss of any benefit to which Newco or any of its Subsidiaries is entitled under any agreement, contract or other instrument binding upon Newco or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Newco or any of its Subsidiaries or (iv) result in the creation of or imposition of any material Lien on any asset of Newco or any Subsidiary of Newco;

         (e) at the Merger Effective Time, Newco shall issue the Newco Common Stock and the Newco Replacement Options in accordance with Section 2.3, and such securities shall be duly authorized, validly issued and fully paid and nonassessable;

         (f) from and after the Merger Effective Time, Newco shall, or shall cause BNSF to, perform the obligations of BNSF under each agreement between BNSF and any employee of BNSF providing for protections or benefits to such employee in the event of a change of control, and Newco and CN together shall ensure that the obligations of CN under each agreement between CN and any employee of CN providing for protections or benefits to such employee in the event comparable circumstances are satisfied; and

         (g) from the date hereof until the Arrangement Effective Time, Newco shall not engage in any activities other than in connection with or as contemplated by this Agreement.

         5.12 Implementation Committee. Immediately after the date of this Agreement, BNSF and CN will establish a committee (the "Implementation Committee") consisting of three representatives of BNSF and two representatives of CN. The initial BNSF representatives shall be Robert D. Krebs, Thomas N. Hund and Matthew K. Rose and the initial CN representatives shall be Paul M. Tellier and E. Hunter Harrison. The successor to any representative on the Implementation Committee shall be designated by the party that designated such representative. Without in any way limiting their rights under Article VIII or
Article IX, BNSF and CN agree that the Implementation Committee shall be responsible, on behalf of both parties, for directing the preparation and presentation to the STB of all filings and other presentations in connection with seeking any STB approval, exemption or other authorization necessary to consummate the transactions contemplated by this Agreement, the prosecution of such filings and other presentation and negotiation (with the STB or any third party) of any matters in connection with seeking such approval. In addition to the foregoing, to the extent permitted by applicable Law, the Implementation Committee shall work actively to develop plans for the integration of the operations of CN and BNSF after the Arrangement Effective Time. BNSF and CN agree that the principal objectives of the Implementation Committee are to ensure that the STB approval of the transactions contemplated by this Agreement is obtained as expeditiously and on terms as favorable to Newco, BNSF, CN and their respective Subsidiaries as is reasonably possible, and to develop plans for the integration of the operations of BNSF and CN that will permit the most expeditious and favorable integration of such operations as is reasonably possible. The Implementation Committee shall act by consensus and not by majority vote of its members. The composition of the Implementation Committee reflects the nature of the issues to be addressed by the Implementation Committee with respect to CN and BNSF, and the fact that the STB process will relate to issues in the United States rather than to the relative influence of CN and BNSF on the Implementation Committee.

         5.13 Interline Coordinations. As soon as practicable after the date of this Agreement, BNSF and CN shall, to the extent consistent with applicable Law, work in good faith to develop and implement a range of mutually beneficial interline coordinations. Without limiting the generality of the foregoing, it is currently contemplated that such interline coordinations will include, among other things, to the extent consistent with applicable Law, matters relating to information technology (intended to develop a common information technology platform), procurement and marketing.

         5.14 Dividends. CN and BNSF shall coordinate the declaration, setting of record dates and payment dates of dividends on CN and BNSF common stock so that (i) holders of CN common stock do not receive dividends on both CN Common Shares, on the one hand, and Newco Common Shares or CN Exchangeable Shares received in the Arrangement, on the other hand, in respect of any calendar quarter or fail to receive a dividend on either CN Common Shares, on the one hand, or Newco Common Shares or CN Exchangeable Shares received in the Arrangement, on the other hand, in respect of any calendar quarter and (ii) holders of BNSF common stock do not receive dividends on both BNSF Common Shares, on the one hand, and Newco Common Shares received in the Merger, on the other hand, in respect of any calendar quarter or fail to receive a dividend on either BNSF Common Shares, on the one hand, or Newco Common Shares received in the Merger, on the other hand, in respect of any calendar quarter.

         5.15 Shareholder Rights Plans and Similar Matters. BNSF shall not reduce or cause to be reduced the percentage threshold in the definition of "Acquiring Person" set forth in the BNSF Shareholder Rights Plan or take any other action that would impact the ability of CN to exercise the option granted to CN under the BNSF Stock Option Agreement or CN's ability to own, vote and exercise all rights of ownership of the BNSF Common Shares purchased by CN upon exercise of the option granted to CN under the BNSF Stock Option Agreement. CN shall not adopt or cause to be adopted a shareholder rights plan or similar arrangement that would impact the ability of BNSF to exercise the option granted to BNSF under the CN Stock Option Agreement or BNSF's ability to own, vote and exercise all rights of ownership of the CN Common Shares purchased by BNSF upon exercise of the option granted to BNSF under the CN Stock Option Agreement.

                                   ARTICLE VI

                                 COVENANTS OF CN

         6.1 Conduct of CN. From the date of this Agreement until the Arrangement Effective Time, except as provided in Section 6.1 of the CN Disclosure Letter, CN and CN's Subsidiaries shall conduct their business in the ordinary course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties; provided, however, that nothing in this
Section 6.1 shall be deemed to prevent CN and its Subsidiaries from taking any action referred to in clauses (b)(ii), (c), (f) or (g) of this Section 6.1 where the taking of such action is not consistent with the past practices of CN and its Subsidiaries if, but only if, such action is a Customary Action. Notwithstanding anything to the contrary in this Agreement, CN shall be permitted to repurchase CN Common Shares from time to time prior to the Closing in open market purchases, at the prevailing market price; provided, however, that such repurchases shall not, in the aggregate, have the effect of (i) decreasing the number of issued and outstanding CN Common Shares by more than 2.5% during any calendar quarter, as compared to the number of issued and outstanding CN Common Shares at the beginning of such calendar quarter or (ii) decreasing the number of issued and outstanding CN Common Shares by more than 8.0% during any calendar year, as compared to the number of issued and outstanding CN Common Shares at the beginning of such calendar year. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, without the written consent of BNSF, which shall not be unreasonably withheld:

                    (a) Except for the Arrangement, CN shall not adopt or propose any change in its constitutive documents;

                    (b) Except for the Arrangement and the other transactions contemplated by this Agreement, CN shall not, and shall not permit any CN Subsidiary, to (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (ii) make any acquisition of any business or other assets, whether by means of merger, consolidation or otherwise, other than in the ordinary course of business consistent with past practices and other than acquisitions that are Customary Actions; provided, however, that any wholly owned subsidiary of CN may merge or consolidate with CN or any other wholly owned subsidiary of CN and any wholly owned subsidiary of CN that is not a Material Subsidiary may be liquidated or dissolved;

                    (c) CN shall not, and shall not permit any CN Subsidiary to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course of business consistent with past practice and
         (iii) any such sale, lease, license or other disposition that is a Customary Action or that is to any wholly owned Subsidiary of CN;

                    (d) CN shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividend or make any other distribution with respect to any shares of CN capital stock other than cash dividends on CN Common Shares not in excess of Canadian $0.70 per share, per year;

                    (e) Except (i) as expressly permitted by Article II or
         Section 6.1(h), (ii) pursuant to existing contracts or commitments or
         (iii) pursuant to CN Options and other awards outstanding on the date of this Agreement, CN shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any CN Securities, any CN Voting Debt, any securities or ownership interests in any Material Subsidiary of CN or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any CN Securities, CN Voting Debt or securities or ownership interests in any Material Subsidiary of CN;

                    (f) Except for (i) borrowings under existing credit facilities, replacements therefor and refinancings thereof, (ii) borrowings in the ordinary course of business consistent with past practice or (iii) borrowings that are Customary Actions, CN shall not, and shall not permit any of its Subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness;

                    (g) Except for loans, advances, capital contributions or investments made in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments that are Customary Actions, CN shall not, and shall not permit any of its Subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other Person (other than to CN or any Subsidiary of CN);

                    (h) (i) Except for any of the actions referred to in this clause (h)(i) that is taken in the ordinary course of business consistent in magnitude and character with past practice and with the terms of severance or termination arrangements in effect or pending on the date of this Agreement with respect to individuals with comparable positions or responsibilities, and except for any of such actions that, in the aggregate, are not material, CN shall not, and shall not permit any of its Subsidiaries to, grant any severance or termination pay to, or enter into any termination or severance arrangement with, any of its directors, executive officers or employees and (ii) except for any of the actions referred to in this clause (h)(ii) that is taken in the ordinary course of business consistent in magnitude and character with past practice, and except for any of such actions that in the aggregate are not material, CN shall not, and shall not permit any of its Subsidiaries to, establish, adopt, enter into, amend or take action to accelerate any rights or benefits under, or grant awards under, (A) any plan or arrangement providing for options, stock, performance awards or other forms of incentive or deferred compensation or (B) any collective bargaining, bonus, profit sharing, thrift, compensation, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its directors, executive officers or employees. Notwithstanding anything to the contrary in this Agreement, (i) CN may offer any of its directors, officers or employees retention and incentive arrangements comparable to those that BNSF has made available to its directors, officers and employees prior to the date of this Agreement or could offer to such directors, officers and employees under the terms of Section 7.1(h) and (ii) CN may take such action as it deems appropriate to compensate current or future holders of CN Options for any adverse Tax consequences resulting directly or indirectly from the Arrangement. For purposes of this Section 6.1(h) only, "material" shall mean material in relation to the overall compensation costs of CN and its Subsidiaries;

                    (i) CN shall not, and shall not permit any of its Subsidiaries to, make any cash capital expenditures in any calendar year in an aggregate amount in excess of $825 million;

                    (j) Neither CN's board of directors nor any committee thereof shall adopt any resolution or take any other action to determine or declare that any of the transactions contemplated by this Agreement will constitute a change in control for purposes of any CN Employee Plan; and

                    (k) CN shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the actions prohibited by Sections 6.1(a) through 6.1(j).

         6.2 Tax Matters. From the date of this Agreement until the Arrangement Effective Time, except as would not be reasonably likely to have a Material Adverse Effect on CN, CN shall, and shall cause its Subsidiaries to, (i) file all tax returns, statements, reports and forms (collectively, the "CN Post-Signing Returns") required to be filed with any taxing authority in accordance with all applicable Laws; (ii) timely withhold or pay all Taxes required to be withheld or shown as due and payable on the CN Post-Signing Returns that are so filed and, as of the time of filing, the CN Post-Signing Returns shall be true, complete and correct; (iii) make provision for all Taxes payable by CN and its Subsidiaries for which no CN Post-Signing Return is due prior to the Arrangement Effective Time; and (iv) promptly notify BNSF of any action, suit, proceeding, investigation, audit or claim pending against or with respect to CN or any of its Subsidiaries in respect of any Tax where a determination or decision against CN is more probable than not.

         6.3 No Solicitations; Other Offers. (a) CN agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (CN, its Subsidiaries and their officers, directors, employees, agents and representatives being referred to as the "CN Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Alternative Proposal. CN further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall direct and use its best efforts to cause the CN Representatives not to, directly or indirectly, have any discussion with or provide any confidential information or data relating to or in contemplation of an Alternative Proposal or engage in any negotiations or discussions concerning an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; provided, however, that nothing contained in this Agreement shall prevent either CN or its directors from: (A) complying with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Alternative Proposal or complying with the requirements of the CBCA and applicable Canadian securities Laws in relation to the preparation and dissemination of directors' circulars in response to take-over bids and the calling and holding of requisitioned stockholders meetings; (B) prior to the taking of the vote to be taken at the CN Stockholder Meeting, engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written Alternative Proposal; or (C) prior to the taking of the vote to be taken at the CN Stockholder Meeting, subject to the obligation of CN pursuant to Section 2.1(b) to duly convene the CN Stockholder Meeting at which a vote of the stockholders of CN shall be taken regarding the approval and adoption of the Arrangement Resolutions, recommending such an unsolicited bona fide written Alternative Proposal to the stockholders of CN if, and only to the extent that, with respect to the actions referred to in clauses (B) or (C), (i) CN has complied with the terms of this Section 6.3, (ii) the board of directors of CN concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such Alternative Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to CN's stockholders from a financial point of view than the transactions contemplated by this Agreement,
(iii) the board of directors of CN determines in good faith after consultation with outside legal counsel that the failure to take such action would result in the reasonable likelihood that the board of directors would breach its fiduciary duties under applicable Law, and (iv) prior to entering into negotiations or discussions with, or providing any information or data to, any Person in connection with an Alternative Proposal by any such Person, the board of directors of CN shall receive from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall contain terms that allow CN to comply with its obligations under this Section 6.3.

         (b) CN agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Proposal. CN agrees that it will take the necessary steps to promptly inform each CN Representative of the obligations undertaken in Section 6.3(a). CN agrees that it will notify BNSF promptly, but in any event within twenty-four (24) hours, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any CN Representative indicating, in connection with such notice, the name of such Person making such inquiry, proposal, offer or request and the substance of any such inquiries, proposals or offers. CN thereafter shall keep BNSF informed, on a timely basis, of the status and terms of any such inquiries, proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the notice delivered by CN commencing the CN Five Business Day Window shall set forth all material terms of the Alternative Proposal or other matter forming the basis for the withdrawal, modification or change by CN's board of directors of its recommendation that the CN stockholders approve and adopt the Arrangement Resolution and such notice shall be updated in writing on a current basis in the event that any such material terms are modified or changed. Without limiting BNSF's right to make proposals in general, BNSF shall be permitted to make one or more proposals to CN during the CN Five Business Day Window and such proposals shall be considered by CN. CN also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Alternative Proposal to return all confidential information heretofore furnished to such Person by or on behalf of CN or any of its Subsidiaries.

                                   ARTICLE VII

                                COVENANTS OF BNSF

         7.1 Conduct of BNSF. From the date of this Agreement until the Merger Effective Time, except as provided in Section 7.1 of the BNSF Disclosure Letter, BNSF and BNSF's Subsidiaries shall conduct their business in the ordinary course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties; provided, however, that nothing in this Section 7.1 shall be deemed to prevent BNSF and its Subsidiaries from taking any action referred to in clauses (b)(ii), (c), (f) or (g) of this Section 7.1 where the taking of such action is not consistent with the past practices of BNSF and its Subsidiaries if, but only if, such action is a Customary Action. Notwithstanding anything to the contrary in this Agreement, BNSF shall be permitted to repurchase BNSF Common Shares from time to time prior to the Closing in open market purchases, at the prevailing market price; provided, however, that such repurchases shall not, in the aggregate, have the effect of (i) decreasing the number of issued and outstanding BNSF Common Shares by more than 2.5% during any calendar quarter, as compared to the number of issued and outstanding BNSF Common Shares at the beginning of such calendar quarter or (ii) decreasing the number of issued and outstanding BNSF Common Shares by more than 8.0% during any calendar year, as compared to the number of issued and outstanding BNSF Common Shares at the beginning of such calendar year. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, without the written consent of CN, which shall not be unreasonably withheld:

                    (a) BNSF shall not adopt or propose any change in their respective constitutive documents;

                    (b) Except for the transactions contemplated by this Agreement, BNSF shall not, and shall not permit any BNSF Subsidiary, to
         (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (ii) make any acquisition of any business or other assets, whether by means of merger, consolidation or otherwise, other than in the ordinary course of business consistent with past practices and other than acquisitions that are Customary Actions; provided, however, that any wholly owned subsidiary of BNSF may merge or consolidate with BNSF or any other wholly owned subsidiary of BNSF and any wholly owned subsidiary of BNSF that is not a Material Subsidiary may be liquidated or dissolved;

                    (c) BNSF shall not, and shall not permit any BNSF Subsidiary to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course of business consistent with past practice and
         (iii) any such sale, lease, license or other disposition that is a Customary Action;

                    (d) BNSF shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividend or make any other distribution with respect to any shares of BNSF capital stock, other than (i) in connection with the adoption of the BNSF Shareholder Rights Plan or (ii) cash dividends on BNSF Common Shares not in excess of $0.48 per share, per year;

                    (e) Except (i) as expressly permitted by Article II or
         Section 7.1(h), (ii) pursuant to existing contracts or commitments or
         (iii) pursuant to BNSF Options and other awards outstanding on the date of this Agreement, BNSF shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any BNSF Securities, any BNSF Voting Debt, any securities or ownership interests in any Material Subsidiary of BNSF or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any BNSF Securities, BNSF Voting Debt or securities or ownership interests in any Material Subsidiary of BNSF;

                    (f) Except for (i) borrowings under existing credit facilities, replacements therefor and refinancings thereof, (ii) borrowings in the ordinary course of business consistent with past practice or (iii) borrowings that are Customary Actions, BNSF shall not, and shall not permit any of its Subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness;

                    (g) Except for loans, advances, capital contributions or investments made in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments that are Customary Actions, BNSF shall not, and shall not permit any of its Subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other Person (other than to BNSF or any Subsidiary of BNSF);

                    (h) (i) Except for any of the actions referred to in this clause (h)(i) that is taken in the ordinary course of business consistent in magnitude and character with past practice and with the terms of severance or termination arrangements in effect or pending on the date of this Agreement with respect to individuals with comparable positions or responsibilities, and except for any of such actions that, in the aggregate, are not material, BNSF shall not, and shall not permit any of its Subsidiaries to, grant any severance or termination pay to, or enter into any termination or severance arrangement with, any of its directors, executive officers or employees, and (ii) except for any of the actions referred to in this clause (h)(ii) that is taken in the ordinary course of business consistent in magnitude and character with past practice (which shall include normal period performance reviews and related compensation and benefits increases and the provision of compensation and benefits consistent with past practice for promoted or newly hired employees), and except for any of such actions that in the aggregate are not material or that are required by Law or the terms of an existing collective bargaining agreement, BNSF shall not, and shall not permit any of its Subsidiaries to, (A) establish, adopt, enter into, amend or take action to accelerate any rights or benefits under, or grant awards under, (y) any plan or arrangement providing for options, stock, performance awards or other forms of incentive or deferred compensation or (z) any collective bargaining, bonus, profit sharing, thrift, compensation, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its directors, executive officers or employees; or (B) increase the salary, wage, bonus or other compensation of any of its directors, executive officers or employees. For purposes of this Section 7.1(h) only, "material" shall mean material in relation to the overall compensation costs of BNSF and its Subsidiaries;

                    (i) BNSF shall not, and shall not permit any of its Subsidiaries to, make any cash capital expenditures in any calendar year in an aggregate amount in excess of $1.7 billion;

                    (j) Neither BNSF's board of directors nor any committee thereof shall adopt any resolution or take any other action to determine or declare that any of the transactions contemplated by this Agreement will constitute a change in control for purposes of any BNSF Employee Plan; and

                    (k) BNSF shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the actions prohibited by Sections 7.1(a) through 7.1(j).

         7.2 Tax Matters. From the date of this Agreement until the Arrangement Effective Time, except as would not be reasonably likely to have a Material Adverse Effect on BNSF, BNSF shall, and shall cause its Subsidiaries to (i) file all tax returns, statements, reports and forms (collectively, the "BNSF Post-Signing Returns") required to be filed with any taxing authority in accordance with all applicable Laws; (ii) timely withhold or pay all Taxes required to be withheld or shown as due and payable on the BNSF Post-Signing Returns that are so filed and, as of the time of filing, the BNSF Post-Signing Returns shall be true, complete and correct; (iii) make provision for all Taxes payable by BNSF and its Subsidiaries for which no BNSF Post-Signing Return is due prior to the Arrangement Effective Time; and (iv) promptly notify CN of any action, suit, proceeding, investigation, audit or claim pending against or with respect to BNSF or any of its Subsidiaries in respect of any Tax where a determination or decision against BNSF is more probable than not.

         7.3 No Solicitations; Other Offers. (a) BNSF agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (BNSF, its Subsidiaries and their officers, directors, employees, agents and representatives being referred to as the "BNSF Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Alternative Proposal. BNSF further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall direct and use its best efforts to cause the BNSF Representatives not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to or in contemplation of an Alternative Proposal or engage in any negotiations or discussions concerning an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; provided, however, that nothing contained in this Agreement shall prevent either BNSF or its directors from: (A) complying with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Alternative Proposal; (B) prior to the taking of the vote to be taken at the BNSF Stockholder Meeting, engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written Alternative Proposal by any such Person; or (C) prior to the taking of the vote to be taken at the BNSF Stockholder Meeting, subject to the obligation of BNSF pursuant to Section 2.2(b) to duly convene the BNSF Stockholder Meeting at which a vote of the stockholders of BNSF shall be taken regarding the approval and adoption of this Agreement and the transactions contemplated by this Agreement, recommending such an unsolicited bona fide written Alternative Proposal to the stockholders of BNSF if, and only to the extent that, with respect to the actions referred to in clauses (B) or (C), (i) BNSF has complied with the terms of this Section 7.3,
(ii) the board of directors of BNSF concludes in good faith (after consultation with its outside legal counsel and its financial advisors) that such Alternative Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to BNSF's stockholders from a financial point of view than the transactions contemplated by this Agreement, (iii) the board of directors of BNSF determines in good faith after consultation with outside legal counsel that the failure to take such action would result in the reasonable likelihood that the board of directors would breach its fiduciary duties to BNSF or its stockholders under applicable Law and (iv) prior to entering into negotiations or discussions with, or providing any information or data to, any Person in connection with an Alternative Proposal by any such Person, the board of directors of BNSF shall receive from such Person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall contain terms that allow BNSF to comply with its obligations under this Section 7.3.

         (b) BNSF agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Proposal. BNSF agrees that it will take the necessary steps to promptly inform each BNSF Representative of the obligations undertaken in Section 7.3(a). BNSF agrees that it will notify CN promptly, but in any event within twenty-four (24) hours, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any BNSF Representative indicating, in connection with such notice, the name of such Person making such inquiry, proposal, offer or request and the substance of any such inquiries, proposals or offers. BNSF thereafter shall keep CN informed, on a timely basis, of the status and terms of any such inquires, proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the notice delivered by BNSF commencing the BNSF Five Business Day Window shall set forth all material terms of the Alternative Proposal or other matter forming the basis for the withdrawal, modification or change by BNSF's board of directors of its recommendation that the BNSF stockholders approve and adopt this Agreement and such notice shall be updated in writing on a current basis in the event that any such material terms are modified or changed. Without limiting CN's right to make proposals in general, CN shall be permitted to make one or more proposals to BNSF during the BNSF Five Business Day Window and such proposals shall be considered by BNSF. BNSF also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Alternative Proposal to return all confidential information heretofore furnished to such Person by or on behalf of BNSF or any of its Subsidiaries.

         7.4 Takeover Statutes; Rights Plan. BNSF shall take all actions necessary to ensure that the representations and warranties set forth in Section
4.16 remain true and correct at all times.

                                  ARTICLE VIII

                     CONDITIONS TO THE BUSINESS COMBINATION

         8.1 Conditions to the Obligations of Each Party. The obligations of BNSF, Merger Sub and CN to consummate the transactions contemplated by this Agreement, including the

Arrangement and the Merger, are subject to the satisfaction (or waiver by each of BNSF and CN) of each of the following conditions:

                    (i) this Agreement and the transactions contemplated by this Agreement shall have been approved and adopted by the stockholders of BNSF in accordance with applicable Law;

                    (ii) the Arrangement Resolution shall have been approved and adopted by the stockholders of CN in accordance with applicable Law and, subject to clause (iii) below, in accordance with any conditions that may be imposed by the Interim Order;

                    (iii) the Interim Order and Final Order shall each have been obtained (and shall not have been set aside or modified) in form and terms that do not (A) change the Exchange Ratio or (B) impose on BNSF, Newco, CN or any of their respective Subsidiaries any other terms or conditions that would significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole;

                    (iv) the STB shall have issued a decision (which decision shall not have been stayed or enjoined) that (A) constitutes a final order approving, exempting or otherwise authorizing consummation of the transactions contemplated by this Agreement (or subsequently presented to the STB by agreement of BNSF and CN), including the Arrangement and the Merger, as may require such authorization and (B) does not (1) change the Exchange Ratio or (2) impose on BNSF, Newco, CN or any of their respective Subsidiaries any other terms or conditions (including labor protective provisions, but excluding conditions heretofore imposed by the United States Interstate Commerce Commission in New York Dock Railway-Control-Brooklyn Eastern District, 360 I.C.C. 60 (1979)) that would significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole;

                    (v) any applicable waiting period and any extensions thereof under the Competition Act shall have expired and the Commission shall have provided the parties with assurances that the Commissioner shall not take any action to enforce any relevant provision of the Competition Act in respect of any of the transactions contemplated by this Agreement on terms that would significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole;

                    (vi) all actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the transactions contemplated by this Agreement

         (other than the Interim Order and Final Order, the STB approval, and the expiration of the applicable waiting periods under the Competition Act, which are addressed in clauses (ii) through (v) above) shall have been obtained, but excluding any consent, approval, clearance or confirmation the failure to obtain which would not significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole;

                    (vii) no court, arbitrator or Governmental Entity shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting (A) the operation of the business of Newco and CN and their respective Subsidiaries after the Arrangement Effective Time in a manner that would significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole, or (B) the consummation of the transactions contemplated by this Agreement;

                    (viii) CN shall have received an opinion from Davis Polk & Wardwell substantially in the form and content of Exhibit K;

                    (ix) BNSF shall have received an opinion from Mayer, Brown & Platt substantially in the form and content of Exhibit L;

                    (x) the Form S-4, Form F-4, Form S-3 and Form S-8 registration statements shall have become effective under the 1933 Act; no stop order suspending the effectiveness of the Form S-4, Form F-4, Form S-3 and Form S-8 registration statements shall have been issued; and no proceedings for that purpose shall have been initiated or be threatened by the SEC; and

                    (xi) the Newco Common Shares and CN Voting Shares constituting Newco Stapled Units issuable pursuant to the Merger and the Arrangement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, and the CN Exchangeable Shares and CN Voting Shares constituting the CN Stapled Units issuable pursuant to the Arrangement shall have been conditionally approved for listing on The Toronto Stock Exchange, subject to filing of required documentation.

         8.2 Additional Conditions to the Obligations of BNSF. The obligations of BNSF to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by BNSF) of each of the following conditions:

                    (i) CN shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Merger Effective Time;

                    (ii) the representations and warranties of CN shall have been accurate both when made and at and as of the Merger Effective Time as if made at and as of that time (except to the extent such representations and warranties speak as of an earlier time, in which event such representations and warranties shall be true and correct as of such earlier time), except where the failure of such representations and warranties (other than those in Section 3.5) to be true and correct, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on CN (it being understood that the representations and warranties of CN made in Section 3.5 must be accurate in all significant respects when made and, except as contemplated by this Agreement, at and as of the Merger Effective Time as if made at and as of that time); and

                    (iii) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on CN (other than as a result of changes in the conditions, including economic and political developments, applicable to the railroad industry in general or any changes in the economy or securities markets in general).

         8.3 Additional Conditions to the Obligations of CN. The obligations of CN to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by CN) of each of the following conditions:

                    (i) BNSF shall have performed in all material respects all of its respective obligations under this Agreement required to be performed by it at or prior to the Arrangement Effective Time; and

                    (ii) the representations and warranties of BNSF shall have been accurate both when made and at and as of the Arrangement Effective Time as if made at and as of that time (except to the extent such representations and warranties speak as of an earlier time, in which event such representations and warranties shall be true and correct as of such earlier time), except where the failure of such representations and warranties (other than those in Sections 4.5 and 4.16) to be true and correct, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on BNSF (it being understood that the representations and warranties of BNSF made in Section 4.5 and
         4.16 must be accurate in all significant respects when made and, except as contemplated by this Agreement, at and as of the Arrangement Effective Time as if made at and as of that time); and

                    (iii) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on BNSF (other than as a result of changes in the conditions, including economic and political developments, applicable to the railroad industry in general or any changes in the economy or securities markets in general).

                                   ARTICLE IX

                                   TERMINATION

         9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of BNSF or CN):

                    (i)  by mutual written consent of BNSF and CN;

                    (ii) by either BNSF or CN, if the Closing has not occurred by December 31, 2002 (the "Outside Date");

                    (iii) by either BNSF or CN, if (a) any judgment, injunction, order or decree enjoining BNSF or CN from consummating the Merger or Arrangement is entered and such judgment, injunction, order or decree shall become final and nonappealable or (b) the Court elects not to issue the Final Order and the Court's decision on the matter has been fully appealed (and not reversed) or has become final and nonappealable;

                    (iv) by either BNSF or CN, if the approvals of the stockholders of BNSF or CN contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;

                    (v) by BNSF, if the board of directors of CN shall have withdrawn, adversely modified or changed its approval or recommendation of this Agreement, the transactions contemplated by this Agreement or the Arrangement Resolution;

                    (vi) by CN, if the board of directors of BNSF shall have withdrawn, adversely modified or changed its approval or recommendation of this Agreement or the transactions contemplated by this Agreement;

                    (vii) by BNSF, upon a breach of any representation, warranty, covenant or agreement of CN, or if any representation or warranty of CN shall become untrue, in either case such that the conditions set forth in Section 8.2 would be incapable of being satisfied by the Outside Date (or as otherwise extended), provided that a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied by such date;

                    (viii) by CN, upon a breach of any representation, warranty, covenant or agreement of BNSF, or if any representation or warranty of BNSF shall become untrue, in either case such that the conditions set forth in Section 8.3 would be incapable of being satisfied by the Outside Date (or as otherwise extended), provided that a wilful breach shall be deemed to cause such conditions to be incapable of being satisfied by such date; or

                    (ix) by either BNSF or CN at any time prior to December 31, 2002, if the STB shall have issued a decision (which decision shall not have been stayed or enjoined) that (A) constitutes a final order approving, exempting or otherwise authorizing consummation of the transactions contemplated by this Agreement (or subsequently presented to the STB by agreement of BNSF and CN), including the Arrangement and the Merger, as may require such authorization and (B)(1) changes the Exchange Ratio or (2) imposes on BNSF, Newco, CN or any of their respective Subsidiaries any other terms or conditions (including labor protective provisions, but excluding conditions heretofore imposed by the United States Interstate Commerce Commission in New York Dock Railway-Control-Brooklyn Eastern District, 360 I.C.C. 60 (1979)) that would significantly and adversely affect the economic benefits of the transactions contemplated by this Agreement to BNSF, CN and their stockholders, taken as a whole (such decision, an "Adverse STB Decision").

         9.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party to this Agreement, except that (i) the agreements contained in Sections 3.14, 4.14, 4.16, 5.15, 7.4, 10.4, 10.5, 10.6, 10.7, 10.8,
10.10, 10.11, and 10.12 shall survive such termination and (ii) no such termination shall relieve any party of any liability or damages resulting from any breach by that party of this Agreement.

                                    ARTICLE X

                            MISCELLANEOUS AND GENERAL

         10.1 Modification, Amendment and Assignment. Subject to the provisions of applicable Law, at any time prior to the Closing, the parties to this Agreement may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. This Agreement may not be assigned by any party without the consent of the other parties to this Agreement.

         10.2 Waiver of Conditions. (a) Any party to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement, (ii) waive any inaccuracies in the representations and warranties of the other parties to this Agreement contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (iii) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other parties to this Agreement. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

         (b) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

         10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

         10.4 Expenses; Certain Payments. (a) Except as otherwise provided in this Section 10.4 or agreed in writing by the parties, each party shall bear its own expenses (including the fees and expenses of any attorneys, accountants, investment bankers, brokers, finders or other intermediaries or other Persons engaged by it) incurred in connection with this Agreement and the transactions contemplated by this Agreement. CN and BNSF shall share equally all expenses incurred by either party in connection with any action approved or authorized by the Implementation Committee.

         (b) BNSF shall pay CN a fee equal to $450 million (the "BNSF Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) an Alternative Proposal shall have been made to BNSF or shall have been made directly to BNSF's stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal with respect to BNSF and thereafter (A) BNSF's stockholders do not adopt this Agreement at the BNSF Stockholder Meeting and (B) this Agreement is terminated by either CN or BNSF; or (ii) this Agreement is terminated by CN pursuant to Section 9.1(vi) or (viii) (but, with respect to Section 9.1(viii), solely with respect to a breach of Section 7.3). Such payment shall be due and payable no later than the business day after the date that notice of termination of this Agreement is first given. BNSF acknowledges that the agreements contained in this Section 10.4(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, CN would not enter into this Agreement. Accordingly, if BNSF fails to pay when due the amount due pursuant to this Section 10.4(b) and, in order to obtain such payment, CN commences a suit which results in a judgment against BNSF for the fee set forth in this Section 10.4(b), BNSF shall pay to CN its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

         (c) CN shall pay BNSF a fee equal to $200 million (the "CN Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) an Alternative Proposal shall have been made to CN or shall have been made directly to CN's stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal with respect to CN and thereafter (A) CN's stockholders do not adopt the Arrangement Resolution at the CN Stockholder Meeting and (B) this Agreement is terminated by either BNSF or CN; or (ii) this Agreement is terminated by BNSF pursuant to Section 9.1(v) or (vii) (but, with respect to 9.1(vii), solely with respect to a breach of Section 6.3). Such payment shall be due and payable no later than the business day after the date that notice of termination of this Agreement is first given. CN acknowledges that the agreements contained in this Section 10.4(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, BNSF would not enter into this Agreement. Accordingly, if CN fails to pay promptly the amount due pursuant to this Section 10(c), and, in order to obtain such payment, BNSF commences a suit which results in a judgment against CN for the fee set forth in this Section 10.4(c), CN shall pay to BNSF its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

         (d) BNSF shall pay CN a fee equal to $300 million (the "BNSF STB Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) BNSF sends CN a written notice (the "BNSF STB Notice") stating either that BNSF intends to terminate this Agreement pursuant to Section 9.1(ix) or does not intend to consummate the transactions contemplated by this Agreement in reliance on Section 8.1(iv); (ii) within five business days after the date that CN receives BNSF's notice referred to in clause (i) of this sentence, CN sends BNSF a written notice that, notwithstanding the alleged Adverse STB Decision, CN is willing to consummate the transactions contemplated by this Agreement; (iii) within three business days after receiving the notice referred to in clause (ii) of this sentence, BNSF does not send CN a written notice that, notwithstanding the alleged Adverse STB Decision, BNSF is willing to consummate the transactions contemplated by this Agreement and is revoking the BNSF STB Notice ; and (iv) the conditions to Closing for CN and BNSF other than the condition in Section 8.1(iv) (and any other condition to Closing to the extent relating to any matter referred to in
Section 8.1(iv)) have been or promptly could be satisfied or, if appropriate, waived. If CN sends the notice referred to in clause (ii) above, CN shall be deemed to have waived its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in Section

9.1(ix)) and to have taken the position that the condition in Section 8.1(iv) has been satisfied and that all of the other conditions to Closing for CN have been or promptly could be satisfied or waived. Upon the revocation referred to in clause (iii) above, BNSF shall be deemed to have waived its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in
Section 9.1(ix)) and to have taken the position that the condition in Section 8.1(iv) has been satisfied and that all of the other conditions to closing for BNSF have been or promptly could be satisfied or waived. If BNSF fails to deliver the written notice contemplated by clause (i) of the first sentence in this Section 10.4(d) within five business days of the issuance by the STB of a decision (which decision has not been stayed or enjoined) constituting a final order approving, exempting or otherwise authorizing the consummation of the transactions contemplated by this Agreement, BNSF shall be deemed to have waived the condition to Closing set forth in Section 8.1(iv) (as well as any other condition to Closing for reasons relating to any matter referred to in Section 8.1(iv)) as well as its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in Section 9.1(ix)). Assuming that clauses
(i), (ii), (iii) and (iv) above have been satisfied, the BNSF STB Termination Fee shall be due and payable no later than the second business day after the notice referred to in clause (iii) above has not been and can no longer be given. If CN does not send the notice referred to in clause (ii) above within five business days after the date on which CN receives BNSF's notice delivered pursuant to clause (i) of the first sentence of this Section 10.4(d), CN shall be deemed to have waived its right to send the notice referred to in clause (ii) above, BNSF shall not owe the BNSF STB Termination Fee and the BNSF STB Notice shall be deemed final. The BNSF STB Notice shall also be deemed to be final if the BNSF STB Termination Fee becomes due and payable. This Agreement shall terminate at such time the BNSF STB Notice shall be deemed final in accordance with either of the two immediately preceding sentences. BNSF acknowledges that the agreements contained in this Section 10.4(d) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, CN would not enter into this Agreement. Accordingly, if BNSF fails to pay the amount when due pursuant to this Section 10.4(d) and, in order to obtain such payment, CN commences a suit which results in a judgment against BNSF for the fee set forth in this Section 10.4(d), BNSF shall pay to CN its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Nothing in this Section 10.4(d) shall prevent CN from asserting that no Adverse STB Decision has been issued and that the condition to Closing in Section 8.1(iv) has been satisfied, in either case, despite BNSF's claim to the contrary and that no termination right arose under Section 9.1(ix); provided, however, that CN shall be deemed to have waived the right to make such an assertion if it sends the notice referred to in clause (ii) above. BNSF may not terminate this Agreement pursuant to
Section 9.1(ix) or elect not to consummate the transactions contemplated by this Agreement on the basis of the condition set forth in Section 8.1(iv) unless BNSF has complied with the provisions of this Section 10.4(d).

         (e) CN shall pay BNSF a fee equal to $150 million (the "CN STB Termination Fee"), which amount shall be payable by wire transfer of same day funds, in the event that (i) CN sends BNSF a written notice (the "CN STB Notice") stating either that CN intends to terminate this Agreement pursuant to
Section 9.1(ix) or does not intend to consummate the transactions contemplated by this Agreement in reliance on Section 8.1(iv); (ii) within five business days after the date that BNSF receives CN's notice referred to in clause (i) of this sentence, BNSF sends CN a written notice that, notwithstanding the alleged Adverse STB Decision, BNSF is willing to consummate the transactions contemplated by this Agreement; (iii) within three business days after receiving the notice referred to in clause (ii) of this sentence, CN does not send BNSF a written notice that, notwithstanding the alleged Adverse STB Decision, CN is willing to consummate the transactions contemplated by this Agreement and is revoking the CN STB Notice; and (iv) the conditions to Closing for BNSF and CN other than the condition in Section 8.1(iv) (and any other condition to Closing to the extent relating to any matter referred to in Section 8.1(iv)) have been or promptly could be satisfied or, if appropriate, waived. If BNSF sends the notice referred to in clause (ii) above, BNSF shall be deemed to have waived its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in Section 9.1 (ix)) and to have taken the position that the condition in Section 8.1(iv) has been satisfied and that all of the other conditions to Closing for BNSF have been or promptly could be satisfied or waived. Upon the revocation referred to in clause (iii) above, CN shall be deemed to have waived its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in Section 9.1 (ix)) and to have taken the position that the condition in Section 8.1(iv) has been satisfied and that all of the other conditions to closing for CN have been or promptly could be satisfied or waived. If CN fails to deliver the written notice contemplated by clause (i) of the first sentence in this Section 10.4(e) within five business days of the issuance by the STB of a decision (which decision has not been stayed or enjoined) constituting a final order approving, exempting or otherwise authorizing the consummation of the transactions contemplated by this Agreement, CN shall be deemed to have waived the condition to Closing set forth in Section 8.1(iv) (as well as any other condition to Closing for reasons relating to any matter referred to in Section 8.1(iv)) as well as its right to terminate this Agreement pursuant to Section 9.1(ix) (or pursuant to any other provision of this Agreement for reasons relating to any matter referred to in Section 9.1(ix)). Assuming that clauses (i), (ii), (iii) and (iv) above have been satisfied, the CN STB Termination Fee shall be due and payable no later than the second business day after the notice referred to in clause (iii) above has not been and can no longer be given. If BNSF does not send the notice referred to in clause (ii) above within five business days after the date on which BNSF receives CN's notice delivered pursuant to clause (i) of the first sentence of this Section 10.4(e), BNSF shall be deemed to have waived its right to send the notice referred to in clause (ii) above, CN shall not owe the CN STB Termination Fee and the CN STB Notice shall be deemed final. The CN Notice shall also be deemed to be final if the CN STB Termination Fee becomes due and payable. This Agreement shall terminate at such time the CN Notice shall be deemed final in accordance with either of the two immediately preceding sentences. CN acknowledges that the agreements contained in this Section 10.4(e) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, BNSF would not enter into this Agreement. Accordingly, if CN fails to pay the amount when due pursuant to this Section 10.4(e) and, in order to obtain such payment, BNSF commences a suit which results in a judgment against CN for the fee set forth in this Section 10.4(e), CN shall pay to BNSF its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Nothing in this Section 10.4(e) shall prevent BNSF from asserting that no Adverse STB Decision has been issued and that the condition to Closing in Section 8.1(iv) has been satisfied, in either case, despite CN's claim to the contrary and that no termination right arose under
Section 9.1(ix); provided, however, that BNSF shall be deemed to have waived the right to make such an assertion if it sends the notice referred to in clause
(ii) above. CN may not terminate this Agreement pursuant to Section 9.1(ix) or elect not to consummate the transactions contemplated by this Agreement on the basis of the condition set forth in Section 8.1(iv) unless CN has complied with the provisions of this Section 10.4(e).

         10.5 Governing Law and Venue; Waiver of Jury Trial. (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflict of law principles thereof; provided, however, that matters relating to CN's corporate affairs and the Arrangement shall be governed by the Laws of Canada without regard to conflict of laws principles thereof and matters relating to BNSF's corporate affairs and the Merger shall be governed by the Laws of Delaware without regard to conflict of laws principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of both the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the "Delaware Courts") and the Quebec Superior Court located in Montreal, Quebec (the "Quebec Court") for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement, waive any objection to the laying of venue of any such litigation in the Delaware Courts or the Quebec Court and agree not to plead or claim in any Delaware Court or the Quebec Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that the parties agree that any proceedings in the Quebec Court arising out of or relating to this Agreement and the transactions contemplated by this Agreement shall be conducted in English and all written documents relating to any such proceedings shall be written in English.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

         10.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by facsimile, provided that a copy of the facsimile is promptly sent by U.S. mail and confirmation of receipt has been delivered, (ii) when delivered, if delivered personally to the intended recipient and (iii) one business day later, if sent by overnight delivery via an international courier service and, in each case, addressed to a party at the following address for such party:

         If to BNSF or Newco:

                    Burlington Northern Santa Fe Corporation
                    2650 Lou Menk Drive
                    Fort Worth, Texas 76131
                    Attention:  Chief Executive Officer
                    Fax: (817) 352-7100

                    and

                    Burlington Northern Santa Fe Corporation
                    2650 Lou Menk Drive
                    Fort Worth, Texas 76131
                    Attention: General Counsel
                    Fax: (817) 352-7111
         with a copy to:

                    Mayer, Brown & Platt
                    190 South LaSalle Street
                    Chicago, Illinois 60603
                    Attention:  Scott J. Davis
                                James T. Lidbury
                    Fax: (312) 701-7711

                    and

                    Tory Haythe
                    Suite 3000, Aetna Tower
                    P.O. Box 270, TD Centre
                    79 Wellington Street West
                    Toronto, Canada M5K 1N2
                    Attention: James C. Baillie
                               Peter D. Ballantyne
                    Fax: (416) 865-7380

         and if to CN:

                    Canadian National Railway Company
                    935 de la Gauchetiere Street West
                    Montreal, Quebec H3B 2M9
                    Attention:  Chief Executive Officer
                    Fax: (514) 875-8703

                    and

                    Canadian National Railway Company
                    935 de la Gauchetiere Street West
                    Montreal, Quebec H3B 2M9
                    Attention: General Counsel
                    Fax: (514) 399-7627

         with a copy to:

                    Davis Polk & Wardwell
                    450 Lexington Avenue
                    New York, New York 10017

                    Attention:  Winthrop B. Conrad, Jr.
                                David L. Caplan
                    Fax: (212) 450-4800

                    and

                    Stikeman, Elliott
                    Suite 5300
                    Commerce Court West
                    Toronto, Ontario M5L 1B9
                    Attention: John M. Stransman
                               Robert W.A. Nicholls
                    Fax: (416) 947-0866

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         10.7 Entire Agreement. This Agreement (including any exhibits to this Agreement and the ancillary agreements contemplated by this Agreement), the Confidentiality Agreement, the BNSF Disclosure Letter and the CN Disclosure Letter constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties with respect to the subject matter of this Agreement. EACH PARTY TO THIS AGREEMENT AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER CN NOR BNSF MAKES ANY REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

         10.8 No Third Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies under this Agreement.

         10.9 Severability. The provisions of this Agreement and any other agreement contemplated by this Agreement shall be deemed severable and the invalidity or unenforceability of any provision of this Agreement or any other agreement contemplated by this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement or any



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provisions of such other agreements. Without limiting the generality of the foregoing, the invalidity or unenforceability of any provision of any such other agreement shall not affect the validity or enforceability of any provision of this Agreement. If any provision of this Agreement or any other agreement contemplated by this Agreement or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement or any provisions of such other agreements and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

         10.10 Interpretation. The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

         10.11 Fair Construction. This Agreement shall be deemed to be the joint work product of the parties without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

         10.12 Limitation on Liability for Misrepresentations. Neither BNSF nor CN shall have any liability for any breach of a representation or warranty contained in this Agreement in respect of which the other party has notified BNSF or CN, as the case may be, in writing that it has performed satisfactory due diligence (a "Notified Matter"). Neither BNSF nor CN shall be permitted to assert that any condition to such party's obligation to consummate the transactions contemplated by this Agreement has not been satisfied as a result of any Notified Matter.

         10.13 Survival. The representations and warranties and agreements contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall terminate at the Merger Effective Time, except for the agreements contained in Sections 5.11(f), 10.4(a), 10.5, 10.6, 10.7, 10.8, 10.10, 10.11 and 10.13; provided, however, that nothing in this Agreement shall be deemed to affect the terms of the Confidentiality Agreement, including the survival periods for the terms of the Confidentiality Agreement.

                                 * * * * * * * *

         Each of the parties to this Agreement has caused this Agreement to be executed on its behalf by a duly authorized officer, all as of the day and year first above written.

                                  CANADIAN NATIONAL RAILWAY COMPANY

                                  By:      /s/ Paul M. Tellier
                                           -------------------------------------
                                  Name:    Paul M. Tellier
                                  Title:   President and Chief Executive Officer

                                  BURLINGTON NORTHERN SANTA FE
                                  CORPORATION

                                  By:      /s/ Robert D. Krebs
                                           -------------------------------------
                                  Name:    Robert D. Krebs
                                  Title:   Chairman and Chief Executive Officer

                                  NORTH AMERICAN RAILWAYS, INC.

                                  By:      /s/ Jean-Pierre Ouellet
                                           -------------------------------------
                                  Name:    Jean-Pierre Ouellet
                                  Title:   Treasurer and Secretary

                                  WESTERN MERGER SUB, INC.

                                  By:      /s/ Jeffrey R. Moreland
                                           -------------------------------------
                                  Name:    Jeffrey R. Moreland
                                  Title:   President

ITEM 2A.
                                    Exhibit A

                                     FORM OF
                            CN STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT, dated as of December 18, 1999 (this "Agreement"), is between CANADIAN NATIONAL RAILWAY COMPANY, a Canadian corporation ("Issuer"), and BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation ("Grantee").

                                    RECITALS

         A. The Combination Agreement. Prior to the entry into this Agreement and prior to the grant of the Option (as defined in Section 1(a)), Issuer, Grantee, NORTH AMERICAN RAILWAYS, INC., a Delaware corporation owned 50% by Issuer and 50% by Grantee ("Newco"), and Western Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub"), have entered into a Combination Agreement, dated as of the date of this Agreement (the "Combination Agreement"), pursuant to which Grantee and Issuer have agreed to effect certain transactions upon the terms and subject to the conditions set forth in the Combination Agreement.

         B. The Stock Option Agreement. As an inducement and condition to Grantee's willingness to enter into the Combination Agreement, and in consideration thereof, the board of directors of Issuer has approved the grant to Grantee of the Option pursuant to this Agreement and the acquisition of Common Stock (as defined below) by Grantee pursuant to this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and in the Combination Agreement, the parties agree as follows:

         1. The Option. (a) Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase, subject to the terms and conditions of this Agreement, up to 28,895,812 fully paid and nonassessable common shares in the capital of Issuer ("Common Stock"), of Issuer at a price per share in cash equal to the average of the closing price of Issuer's Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal, New York City edition) on the five trading days ending on the last trading day preceding the Notice Date (as defined below) (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 12.5% of the shares of Common Stock issued and outstanding at the time of exercise (giving effect to the shares of Common Stock issued or issuable under the Option) (the "Maximum Applicable Percentage"). The number of shares of Common Stock purchasable upon exercise of the Option are subject to adjustment as set forth in this Agreement.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the aggregate number of shares of Common Stock purchasable upon exercise of the Option (inclusive of shares, if any, previously purchased upon exercise of the Option) shall automatically be increased (without any further action on the part of Issuer or Grantee being necessary) so that, after such issuance, it equals the Maximum Applicable Percentage. No such increase shall affect the Option Price.

         2. Exercise; Closing. (a) Manner of Exercise; Termination. Grantee or any other person that shall become a holder of all or part of the Option in accordance with the terms of this Agreement (each such person being sometimes referred to in this Agreement as the "Holder") may exercise the Option, in whole or in part, by delivering a written notice thereof as provided in Section 2(d) within 18 months following the occurrence of a Triggering Event (as defined in Section 2(b)) unless prior to such Triggering Event either the Merger Effective Time or the Arrangement Effective Time (as such terms are defined in the Combination Agreement) shall have occurred or the Option shall have terminated in accordance with the following sentence. The Option shall terminate upon any of (i) the occurrence of either the Merger Effective Time or the Arrangement Effective Time, (ii) if no notice pursuant to the preceding sentence has been delivered prior thereto, the close of business on the day 18 months after the date that Grantee becomes entitled to receive the CN Termination Fee (as defined in the Combination Agreement) under Section 10.4(c) of the Combination Agreement, (iii) the performance of the BNSF Stock Option Agreement (as defined in the Combination Agreement) by Grantee or the right of Issuer to purchase shares of Grantee's common stock upon exercise of the option granted thereunder shall have been finally enjoined or held invalid by a court of competent jurisdiction or (iv) the execution of or the written agreement to enter into an agreement or series of agreements relating to a Business Combination Transaction (as defined below) with such Holder; provided, however, that in the event that any portion of the Option is held by any other person other than the Grantee in accordance with the terms of this Agreement, any termination pursuant to clause
(iv) above shall only apply to such portion of the Option held by such Holder and shall not effect that portion of the Option held by the Grantee or such other persons, as the case may be. A "Business Combination Transaction" shall mean (i) a consolidation, exchange of shares or merger of a Holder with any Person and, in the case of a merger, in which the Holder shall not be the continuing or surviving corporation, (ii) any transaction (including, without limitation, a consolidation, exchange of shares or merger) in which the Holder shall be the continuing or surviving corporation but the then outstanding shares of capital stock of the Holder shall be changed into or exchanged for stock or other securities of the Holder or any other Person or cash or any other property or the capital stock of such Holder outstanding immediately before such transaction shall after such transaction represent less than 50% of the common shares and common share equivalents of such Holder outstanding immediately after the transaction or (iii) a sale, lease or other transfer of all or substantially all the assets of the Holder to any Person.

         (b) Triggering Event. A "Triggering Event" shall have occurred if the Combination Agreement is terminated and Grantee shall have become entitled to receive the CN Termination Fee pursuant to Section 10.4(c) of the Combination Agreement.

         (c) Notice of Triggering Event by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (d) Notice of Exercise by Grantee. If the Holder shall be entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which is referred to in this Agreement as the "Notice Date") specifying
(i) the total number of shares that the Holder will purchase pursuant to such exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (a "Closing"); provided, that if the Closing cannot be effected by reason of the application of any law or regulation, (x) the Holder or Issuer, as required, promptly after the giving of such notice shall file the required notice, report, filing or application for approval and shall expeditiously process the same and (y) the Closing Date shall be extended to not later than the tenth business day following the expiration or termination of the restriction imposed by such law. Each of the Holder and the Issuer agrees to use its reasonable best efforts to cooperate with and provide information to Issuer or Holder, as the case may be, for the purpose of any required notice, report, filing or application for approval.

         (e) Payment of Purchase Price. At each Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Issuer; provided, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option, in whole or in part.

         (f) Delivery of Common Stock. At such Closing, simultaneously with the payment of the purchase price by the Holder, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall be exercised in part only, a new Option evidencing the rights of the Holder to purchase the balance (as adjusted pursuant to Section 1(b)) of the shares of Common Stock then purchasable under this Agreement.

         (g) Restrictive Legend. Certificates for Common Stock delivered at a Closing shall be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and the applicable Canadian securities laws."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or a written opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of either the Securities Act of 1933, as amended (the "Securities Act") or the applicable Canadian securities laws. In addition, such certificates shall bear any other legend as may be required by applicable law.

         (h) Ownership of Record; Tender of Purchase Price; Expenses. Upon the giving by the Holder to Issuer of a written notice of exercise referred to in
Section 2(d) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not have been delivered to the Holder. Issuer shall pay all expenses, and any and all United States and Canadian federal, provincial, territorial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         (i) Effect of Statutory or Regulatory Restraints on Exercise. To the extent that, upon or following the giving by the Holder to Issuer of a written notice of exercise referred to in Section 2(d), Issuer is prohibited under applicable law or regulation from delivering to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder, Issuer shall immediately so notify the Holder in writing and thereafter deliver or cause to be delivered, from time to time, to the Holder the portion of the Option Shares that Issuer is no longer prohibited from delivering, within two business days after the date on which it is no longer so prohibited; provided, however, that upon notification by Issuer in writing of such prohibition, the Holder may, at any time after receipt of such notification from Issuer, revoke in writing its exercise notice, whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder that portion of the Option Shares that Issuer is not prohibited from delivering pursuant to the time periods set forth in Section 2(d); and (ii) deliver to the Holder, as appropriate, with respect to the Option, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of giving the written notice of exercise referred to in Section 2(d). Notwithstanding anything to the contrary in this Agreement, the period for exercise of rights related to the Option set forth in Section 2(a) shall be extended, at the request of Holder, for a period not to exceed 180 days from the date that the Option would have terminated pursuant to Section 2(a) hereof or such shorter period necessary to permit the delivery of all the Option Shares subject to the exercise notice.

         (j) Conditions to Exercise. The obligation of the Issuer to effect the Closing shall be subject to the following conditions:

                  (a) all regulatory approvals required of the Issuer in connection with the issuance of the Option Shares hereunder shall have been obtained, including that the grant of the Option and the issuance of the Option Shares shall have been approved by The Toronto Stock Exchange; and

                  (b) the issuance of the Option Shares at the Closing shall not be prohibited by any law, regulation, injunction or order of any Governmental Entity (as defined in the Combination Agreement).

         (k) Waiver of Voting Rights. The Grantee agrees that it shall have no voting rights, and shall not exercise or permit to be exercised any voting rights in any circumstance, in respect of the Option or the Common Stock purchasable under the Option unless, until, and only to the extent that the Option has been exercised and Common Stock has actually been purchased thereunder.

         3. Covenants of Issuer. In addition to its other agreements and covenants in this Agreement, Issuer agrees:

                  (a) Shares Reserved for Issuance. It will maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer.

                  (b) No Avoidance. It will not avoid or seek to avoid (whether by amendment of its constitutive documents or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed under this Agreement by Issuer.

                  (c) Further Assurances. After the date of this Agreement, it will promptly take all actions as may from time to time be required (including (i) seeking any necessary governmental approval, exemption or other authorization, (ii) complying with all applicable premerger notification, reporting and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and
         (iii) in the event that prior notice, report, filing or approval with respect to any Governmental Entity is necessary under any applicable foreign, United States or Canadian federal, provincial, territorial, state or local law before the Option may be exercised, cooperating fully with the Holder in preparing and processing the required applications or notices) in order to permit each Holder to exercise the Option and purchase shares of Common Stock pursuant to such exercise and to take all action necessary to protect the rights of the Holder against dilution.

                  (d) Stock Exchange Listing. It will use its reasonable best efforts to cause the shares of Common Stock to be issued pursuant to the Option to be approved for listing (to the extent they are not already listed) on all securities exchanges on which shares of Common Stock of the Issuer are then listed, subject to official notice of issuance.

         4. Representations and Warranties of Issuer. Issuer represents and warrants to Grantee as follows:

                  (a) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve, free from preemptive rights, and permit it to issue, sufficient authorized but unissued shares of Common Stock so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances, and security interests (other than those created by this Agreement) and not subject to any preemptive rights.

         5. Adjustments. In addition to the adjustment to the total number of shares of Common Stock purchasable upon exercise of the Option pursuant to
Section 1(b), the total number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

                  (a) In the event of any change in the outstanding shares of Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option, shall be appropriately adjusted, and proper provision shall be made in the agreements governing any such transaction, so that (i) any Holder shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that such Holder would have received in respect of the shares of Common Stock purchasable upon exercise of the Option if the Option had been exercised and such shares of Common Stock had been issued to such Holder immediately prior to such event or the record date therefor, as applicable and (ii) in the event any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock purchasable upon exercise of the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), the number of shares so purchasable equals the Maximum Applicable Percentage of the number of shares of Common Stock issued and outstanding immediately after the consummation of such change. If any such change in the outstanding shares of Common Stock occurs at any time on or after the first trading day included in the calculation of the Option Price and prior to the Closing, equitable adjustment shall be made to the Option Price to reflect the effect of such change.

                  (b) Without limiting the parties' relative rights and obligations under the Combination Agreement, in the event that Issuer enters into an agreement or arrangement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of the Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable and make any other necessary adjustments.

         6. Registration. (a) Upon the occurrence of a Triggering Event, Issuer shall, at the request of a Holder, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by such Holder; provided, however, that Issuer may suspend filing of or maintaining the effectiveness of a registration statement relating to a registration request by a Holder under this Section 6 for a period of time (not in excess of 60 days in the aggregate) if in its judgment such filing of such registration statement or the maintenance of its effectiveness would require the disclosure of nonpublic information that Issuer has a good faith business purpose for preserving as confidential. Subject to the foregoing, Issuer will use its reasonable best efforts to cause such registration statement to become effective as soon as practicable. In connection with any such registration, Issuer and the Holder requesting such registration shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating Issuer in respect of representations, warranties, indemnities, contribution and other agreements customarily made by issuers in such underwriting agreements.

         (b) In the event that such Holder so requests, the closing of the sale or other disposition of the Common Stock or other securities pursuant to a registration statement filed pursuant to Section 6(a) shall occur substantially simultaneously with the exercise of the Option.

         (c) Any registration statement prepared and filed under this Section 6 and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of the Holder's counsel related thereto. In connection with any registration pursuant to this Section 6, Issuer and such Holder will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

         7. Extension of Exercise Periods. The periods for exercise of certain rights under Section 2 shall be extended in each such case at the request of the Holder to the extent necessary to avoid liability by the Holder under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"), by reason of such exercise.

         8. Assignment. Neither party may assign any of its rights or obligations under this Agreement or the Option to any other person without the express written consent of the other party. Any attempted assignment in contravention of the preceding sentence shall be null and void.

         9. Filings; Other Actions. The parties hereto will use their reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary for the consummation of the transactions contemplated by this Agreement.

         10. Specific Performance. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be specifically enforceable through injunctive or other equitable relief.

         11. Severability. The provisions of this Agreement, the Combination Agreement and any other agreement contemplated by the Combination Agreement shall be deemed severable and the invalidity or unenforceability of any provision of this Agreement, the Combination Agreement or any other agreement contemplated by the Combination Agreement shall not affect the validity or enforceability of the other provisions of this Agreement or any provisions of such other agreement. Without limiting the generality of the foregoing, the invalidity or unenforceability of any provision of any such other agreement shall not affect the validity or enforceability of any provision of this Agreement. If any provision of this Agreement or any such other agreement or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement or any such other agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If for any reason a Governmental Entity determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1(a) of this Agreement (as adjusted pursuant to Sections 1(b) and 5 of this Agreement), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement or any other agreement executed or to be executed in connection herewith.

         12. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent, if sent by facsimile, provided that a copy of the facsimile is promptly sent by U.S. mail and confirmation of receipt has been delivered (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via an international courier service and, in each case at the respective addresses of the parties set forth in the Combination Agreement.

         13. Expenses. Except as otherwise expressly provided in this Agreement or in the Combination Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

         14. Entire Agreement. This Agreement, the Confidentiality Agreement (as defined in the Combination Agreement) and the Combination Agreement (including any other exhibits thereto and the ancillary agreements contemplated thereby) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to confer upon any person or entity, other than the parties to this Agreement, and their respective successors and permitted assigns, any rights or remedies under this Agreement.

         15.      Governing Law and Venue; Waiver of Jury Trial.

         (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of both the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the "Delaware Courts") and the Quebec Superior Court located in Montreal, Quebec (the "Quebec Court") for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement, waive any objection to the laying of venue of any such litigation in the Delaware Courts or the Quebec Court and agree not to plead or claim in any Delaware Court or the Quebec Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that the parties agree that any proceedings in the Quebec Court arising out of or relating to this Agreement and the transactions contemplated by this Agreement shall be conducted in English and all written documents relating to any such proceedings shall be written in English.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS
SECTION 15.

         16. U.S. Dollars. All amounts paid or payable hereunder, and all prices referenced hereunder, shall be in United States Dollars.

         17. Captions. The Section and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties as of the day and year first written above.

                            CANADIAN NATIONAL RAILWAY COMPANY

                            By:
                               --------------------------------------------
                            Name:    Paul M. Tellier
                            Title:   President and Chief Executive Officer

                            BURLINGTON NORTHERN SANTA FE CORPORATION

                            By:
                               --------------------------------------------
                            Name:    Robert D. Krebs
                            Title:   Chairman and Chief Executive Officer

ITEM 2B.
                                   Exhibit B

                                    FORM OF
                          BNSF STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT, dated as of December 18, 1999 (this "Agreement"), is between BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation ("Issuer"), and CANADIAN NATIONAL RAILWAY COMPANY, a Canadian corporation ("Grantee").


                                   RECITALS

         A. The Combination Agreement. Prior to the entry into this Agreement and prior to the grant of the Option (as defined in Section 1(a)), Issuer, Grantee, NORTH AMERICAN RAILWAYS, INC., a Delaware corporation owned 50% by Issuer and 50% by Grantee ("Newco"), and Western Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub"), have entered into a Combination Agreement, dated as of the date of this Agreement (the "Combination Agreement"), pursuant to which Grantee and Issuer have agreed to effect certain transactions upon the terms and subject to the conditions set forth in the Combination Agreement.

         B. The Stock Option Agreement. As an inducement and condition to Grantee's willingness to enter into the Combination Agreement, and in consideration thereof, the board of directors of Issuer has approved the grant to Grantee of the Option pursuant to this Agreement and the acquisition of Common Stock (as defined below) by Grantee pursuant to this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and in the Combination Agreement, the parties agree as follows:

         1. The Option. (a) Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase, subject to the terms and conditions of this Agreement, up to 64,992,261 fully paid and nonassessable shares of common stock, par value $0.01 per share ("Common Stock"), of Issuer at a price per share in cash equal to the average of the closing price of Issuer's Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal, New York City edition) on the five trading days ending on the last trading day preceding the Notice Date (as defined below) (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 12.5% of the shares of Common Stock issued and outstanding at the time of exercise (giving effect to the shares of Common Stock issued or issuable under the Option) (the "Maximum Applicable Percentage"). The number of shares of Common Stock purchasable upon exercise of the Option are subject to adjustment as set forth in this Agreement.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the aggregate number of shares of Common Stock purchasable upon exercise of the Option (inclusive of shares, if any, previously purchased upon exercise of the Option) shall automatically be increased (without any further action on the part of Issuer or Grantee being necessary) so that, after such issuance, it equals the Maximum Applicable Percentage. No such increase shall affect the Option Price.

         2. Exercise; Closing. (a) Manner of Exercise; Termination. Grantee or any other person that shall become a holder of all or part of the Option in accordance with the terms of this Agreement (each such person being sometimes referred to in this Agreement as the "Holder") may exercise the Option, in whole or in part, by delivering a written notice thereof as provided in
Section 2(d) within 18 months following the occurrence of a Triggering Event (as defined in Section 2(b)) unless prior to such Triggering Event either the Merger Effective Time or the Arrangement Effective Time (as such terms are defined in the Combination Agreement) shall have occurred or the Option shall have terminated in accordance with the following sentence. The Option shall terminate upon any of (i) the occurrence of either the Merger Effective Time or the Arrangement Effective Time, (ii) if no notice pursuant to the preceding sentence has been delivered prior thereto, the close of business on the day 18 months after the date that Grantee becomes entitled to receive the BNSF Termination Fee (as defined in the Combination Agreement) under Section 10.4(b) of the Combination Agreement, (iii) the performance of the CN Stock Option Agreement (as defined in the Combination Agreement) by Grantee or the right of Issuer to purchase shares of Grantee's common stock upon exercise of the option granted thereunder shall have been finally enjoined or held invalid by a court of competent jurisdiction or (iv) the execution of or the written agreement to enter into an agreement or series of agreements relating to a Business Combination Transaction (as defined below) with such Holder; provided, however, that in the event that any portion of the Option is held by any other person other than the Grantee in accordance with the terms of this Agreement, any termination pursuant to clause (iv) above shall only apply to such portion of the Option held by such Holder and shall not effect that portion of the Option held by the Grantee or such other persons, as the case may be. A "Business Combination Transaction" shall mean (i) a consolidation, exchange of shares or merger of a Holder with any Person and, in the case of a merger, in which the Holder shall not be the continuing or surviving corporation, (ii) any transaction (including, without limitation, a consolidation, exchange of shares or merger) in which the Holder shall be the continuing or surviving corporation but the then outstanding shares of capital stock of the Holder shall be changed into or exchanged for stock or other securities of the Holder or any other Person or cash or any other property or the capital stock of such Holder outstanding immediately before such transaction shall after such transaction represent less than 50% of the common shares and common share equivalents of such Holder outstanding immediately after the transaction or (iii) a sale, lease or other transfer of all or substantially all the assets of the Holder to any Person.

         (b) Triggering Event. A "Triggering Event" shall have occurred if the Combination Agreement is terminated and Grantee shall have become entitled to receive the BNSF Termination Fee pursuant to Section 10.4(b) of the Combination Agreement.

         (c) Notice of Triggering Event by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (d) Notice of Exercise by Grantee. If the Holder shall be entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which is referred to in this Agreement as the "Notice Date") specifying (i) the total number of shares that the Holder will purchase pursuant to such exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (a "Closing"); provided, that if the Closing cannot be effected by reason of the application of any law or regulation, (x) the Holder or Issuer, as required, promptly after the giving of such notice shall file the required notice, report, filing or application for approval and shall expeditiously process the same and (y) the Closing Date shall be extended to not later than the tenth business day following the expiration or termination of the restriction imposed by such law. Each of the Holder and the Issuer agrees to use its reasonable best efforts to cooperate with and provide information to Issuer or Holder, as the case may be, for the purpose of any required notice, report, filing or application for approval.

         (e) Payment of Purchase Price. At each Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Issuer; provided, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option, in whole or in part.

         (f) Delivery of Common Stock. At such Closing, simultaneously with the payment of the purchase price by the Holder, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall be exercised in part only, a new Option evidencing the rights of the Holder to purchase the balance (as adjusted pursuant to Section 1(b)) of the shares of Common Stock then purchasable under this Agreement.

         (g) Restrictive Legend. Certificates for Common Stock delivered at a Closing shall be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or a written opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act of 1933, as amended (the "Securities Act"). In addition, such certificates shall bear any other legend as may be required by applicable law.

         (h) Ownership of Record; Tender of Purchase Price; Expenses. Upon the giving by the Holder to Issuer of a written notice of exercise referred to in
Section 2(d) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not have been delivered to the Holder. Issuer shall pay all expenses, and any and all United States and Canadian federal, provincial, territorial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         (i) Effect of Statutory or Regulatory Restraints on Exercise. To the extent that, upon or following the giving by the Holder to Issuer of a written notice of exercise referred to in Section 2(d), Issuer is prohibited under applicable law or regulation from delivering to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder, Issuer shall immediately so notify the Holder in writing and thereafter deliver or cause to be delivered, from time to time, to the Holder the portion of the Option Shares that Issuer is no longer prohibited from delivering, within two business days after the date on which it is no longer so prohibited; provided, however, that upon notification by Issuer in writing of such prohibition, the Holder may, at any time after receipt of such notification from Issuer, revoke in writing its exercise notice, whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder that portion of the Option Shares that Issuer is not prohibited from delivering pursuant to the time periods set forth in Section 2(d); and (ii) deliver to the Holder, as appropriate, with respect to the Option, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of giving the written notice of exercise referred to in Section 2(d). Notwithstanding anything to the contrary in this Agreement, the period for exercise of rights related to the Option set forth in Section 2(a) shall be extended, at the request of Holder, for a period not to exceed 180 days from the date that the Option would have terminated pursuant to Section 2(a) hereof or such shorter period necessary to permit the delivery of all the Option Shares subject to the exercise notice.

         (j) Conditions to Exercise. The obligation of the Issuer to effect the Closing shall be subject to the condition that the issuance of the Option Shares at the Closing shall not be prohibited by any law, regulation, injunction or order of any Governmental Entity (as defined in the Combination Agreement).

         (k) Waiver of Voting Rights. The Grantee agrees that it shall have no voting rights, and shall not exercise or permit to be exercised any voting rights in any circumstance, in respect of the Option or the Common Stock purchasable under the Option unless, until, and only to the extent that the Option has been exercised and Common Stock has been actually purchased thereunder.

         3. Covenants of Issuer. In addition to its other agreements and covenants in this Agreement, Issuer agrees:

                  (a) Shares Reserved for Issuance. It will maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer.

                  (b) No Avoidance. It will not avoid or seek to avoid (whether by amendment of its constitutive documents or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed under this Agreement by Issuer.

                  (c) Further Assurances. After the date of this Agreement, it will promptly take all actions as may from time to time be required (including (i) seeking any necessary governmental approval, exemption or other authorization, (ii) complying with all applicable premerger notification, reporting and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and
         (iii) in the event that prior notice, report, filing or approval with respect to any Governmental Entity is necessary under any applicable foreign, United States or Canadian federal, provincial, territorial, state or local law before the Option may be exercised, cooperating fully with the Holder in preparing and processing the required applications or notices) in order to permit each Holder to exercise the Option and purchase shares of Common Stock pursuant to such exercise and to take all action necessary to protect the rights of the Holder against dilution.

                  (d) Stock Exchange Listing. It will use its reasonable best efforts to cause the shares of Common Stock to be issued pursuant to the Option to be approved for listing (to the extent they are not already listed) on all securities exchanges on which shares of Common Stock of the Issuer are then listed, subject to official notice of issuance.

         4. Representations and Warranties of Issuer. Issuer represents and warrants to Grantee as follows:

                  (a) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve, free from preemptive rights, and permit it to issue, sufficient authorized but unissued shares of Common Stock so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances, and security interests (other than those created by this Agreement) and not subject to any preemptive rights.

         5. Adjustments. In addition to the adjustment to the total number of shares of Common Stock purchasable upon exercise of the Option pursuant to
Section 1(b), the total number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

                  (a) In the event of any change in the outstanding shares of Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option, shall be appropriately adjusted, and proper provision shall be made in the agreements governing any such transaction, so that (i) any Holder shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that such Holder would have received in respect of the shares of Common Stock purchasable upon exercise of the Option if the Option had been exercised and such shares of Common Stock had been issued to such Holder immediately prior to such event or the record date therefor, as applicable and (ii) in the event any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock purchasable upon exercise of the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), the number of shares so purchasable equals the Maximum Applicable Percentage of the number of shares of Common Stock issued and outstanding immediately after the consummation of such change. If any such change in the outstanding shares of Common Stock occurs at any time on or after the first trading day included in the calculation of the Option Price and prior to the Closing, equitable adjustment shall be made to the Option Price to reflect the effect of such changes.

                  (b) Without limiting the parties' relative rights and obligations under the Combination Agreement, in the event that Issuer enters into an agreement or arrangement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of the Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable and make any other necessary adjustments.

         6. Registration. (a) Upon the occurrence of a Triggering Event, Issuer shall, at the request of a Holder, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by such Holder; provided, however, that Issuer may suspend filing of or maintaining the effectiveness of a registration statement relating to a registration request by a Holder under this Section 6 for a period of time (not in excess of 60 days in the aggregate) if in its judgment such filing of such registration statement or the maintenance of its effectiveness would require the disclosure of nonpublic information that Issuer has a good faith business purpose for preserving as confidential. Subject to the foregoing, Issuer will use its reasonable best efforts to cause such registration statement to become effective as soon as practicable. In connection with any such registration, Issuer and the Holder requesting such registration shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating Issuer in respect of representations, warranties, indemnities, contribution and other agreements customarily made by issuers in such underwriting agreements.

         (b) In the event that such Holder so requests, the closing of the sale or other disposition of the Common Stock or other securities pursuant to a registration statement filed pursuant to Section 6(a) shall occur substantially simultaneously with the exercise of the Option.

         (c) Any registration statement prepared and filed under this Section 6 and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of the Holder's counsel related thereto. In connection with any registration pursuant to this Section 6, Issuer and such Holder will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

         7. Extension of Exercise Periods. The periods for exercise of certain rights under Section 2 shall be extended in each such case at the request of the Holder to the extent necessary to avoid liability by the Holder under
Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"), by reason of such exercise.

         8. Assignment. Neither party may assign any of its rights or obligations under this Agreement or the Option to any other person without the express written consent of the other party. Any attempted assignment in contravention of the preceding sentence shall be null and void.

         9. Filings; Other Actions. The parties hereto will use their reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary for the consummation of the transactions contemplated by this Agreement.

         10. Specific Performance. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be specifically enforceable through injunctive or other equitable relief.

         11. Severability. The provisions of this Agreement, the Combination Agreement and any other agreement contemplated by the Combination Agreement shall be deemed severable and the invalidity or unenforceability of any provision of this Agreement, the Combination Agreement or any other agreement contemplated by the Combination Agreement shall not affect the validity or enforceability of the other provisions of this Agreement or any provisions of such other agreement. Without limiting the generality of the foregoing, the invalidity or unenforceability of any provision of any such other agreement shall not affect the validity or enforceability of any provision of this Agreement. If any provision of this Agreement or any such other agreement or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement or any such other agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If for any reason a Governmental Entity determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1(a) of this Agreement (as adjusted pursuant to Sections 1(b) and 5 of this Agreement), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement or any other agreement executed or to be executed in connection herewith.

         12. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent, if sent by facsimile, provided that a copy of the facsimile is promptly sent by U.S. mail and confirmation of receipt has been delivered (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via an international courier service and, in each case at the respective addresses of the parties set forth in the Combination Agreement.

         13. Expenses. Except as otherwise expressly provided in this Agreement or in the Combination Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

         14. Entire Agreement. This Agreement, the Confidentiality Agreement (as defined in the Combination Agreement) and the Combination Agreement (including any other exhibits thereto and the ancillary agreements contemplated thereby) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to confer upon any person or entity, other than the parties to this Agreement, and their respective successors and permitted assigns, any rights or remedies under this Agreement.

         15. Governing Law and Venue; Waiver of Jury Trial.

         (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of both the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the "Delaware Courts") and the Quebec Superior Court located in Montreal, Quebec (the "Quebec Court") for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement, waive any objection to the laying of venue of any such litigation in the Delaware Courts or the Quebec Court and agree not to plead or claim in any Delaware Court or the Quebec Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that the parties agree that any proceedings in the Quebec Court arising out of or relating to this Agreement and the transactions contemplated by this Agreement shall be conducted in English and all written documents relating to any such proceedings shall be written in English.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

         16. U.S. Dollars. All amounts paid or payable hereunder, and all prices referenced hereunder, shall be in United States Dollars.

         17. Effectiveness. This Agreement shall not be effective until, but shall become effective automatically immediately, without any action on the part of Issuer, Grantee or any Holder, when, the Reciprocating Event (as defined below) occurs. The "Reciprocating Event" shall mean the approval by The Toronto Stock Exchange of both (i) the grant of the option granted to Issuer by Grantee under the CN Stock Option Agreement and (ii) the issuance of the shares of Grantee's common stock issuable thereunder.

         18. Captions. The Section and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties as of the day and year first written above.



                                           BURLINGTON NORTHERN SANTA FE
                                              CORPORATION

                                           By:
                                              ---------------------------------
                                              Name:  Robert D. Krebs
                                              Title: Chairman and Chief
                                                       Executive Officer



                                           CANADIAN NATIONAL RAILWAY COMPANY

                                           By:
                                              ---------------------------------
                                              Name:  Paul M. Tellier
                                              Title: President and Chief
                                                       Executive Officer

ITEM 2C.
                                   Exhibit "C"

                        CANADIAN NATIONAL RAILWAY COMPANY


                      RESOLUTION OF THE CN SECURITYHOLDERS


      BE IT RESOLVED THAT:

1. The Arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Canadian National Railway Company (the "Corporation"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The Plan of Arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set forth in o of the Circular, (as the same may be or may have been amended) is hereby approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders and optionholders of the Corporation, or that the Arrangement has been approved by the Quebec Superior Court, the directors of the Corporation are hereby authorized:

      (a) to amend the combination agreement (the "Combination Agreement") made as of December 18, 1999 between the Corporation, Burlington Northern Santa Fe Corporation ("BNSF") and North American Railways, Inc. ("Newco"), providing for a merger involving BNSF and Newco and the Arrangement, to the extent permitted by the Combination Agreement; and

      (b) to amend the Plan of Arrangement to the extent permitted by the Combination Agreement; and

      (c) not to proceed with the Arrangement at any time prior to the issue of a certificate of arrangement under the CBCA without the further approval of the shareholders and optionholders of the Corporation, but only if the Combination Agreement is terminated in accordance with Article Nine thereof.

4. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement, and such other documents as are necessary or desirable, to the Director under the CBCA in accordance with the Combination Agreement for filing.

5. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments, and to perform or cause to be performed, all such other acts and things as in such officer's or director's opinion may be necessary or desirable to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument, or the doing of any such act or thing.

ITEM 2D.
                                    Exhibit D

                         FORM OF CO-OPERATION AGREEMENT




                          NORTH AMERICAN RAILWAYS, INC.
                                      -and-


                                   [NAR SUBCO]


                                     - and -


                        CANADIAN NATIONAL RAILWAY COMPANY






--------------------------------------------------------------------------------

                             CO-OPERATION AGREEMENT

--------------------------------------------------------------------------------






                                      , 2000

                                TABLE OF CONTENTS

ARTICLE 1. GOVERNANCE OF THE CORPORATIONS......................................2

  1.1. Core Principles.........................................................2

  1.2. Identicality of the Boards..............................................2

  1.3. Governance..............................................................2

ARTICLE 2. SHAREHOLDER MATTERS.................................................5

  2.1. Place of Shareholder Meetings...........................................5

ARTICLE 3. COVENANTS RELATING TO DIVIDENDS AND OTHER MATTERS...................5

  3.1. Dividends...............................................................5

  3.2. Other Covenants.........................................................6

  3.3. Reservation of Newco Common Shares......................................7

  3.4. Reservation of CN Voting Shares.........................................7

  3.5. Notification of Certain Events..........................................7

  3.6. Issuance of Newco Common Shares to CN...................................8

  3.7. Qualification of Trading Units..........................................8

ARTICLE 4. SHARE CAPITAL.......................................................9

  4.1. Distributions on Newco Common Shares....................................9

  4.2. Subdivisions, Consolidations and Reclassifications of Newco Common
       Shares.................................................................10

  4.3. Changes to CN Voting Shares and CN Exchangeable Shares.................10

  4.4. Distributions on CN Exchangeable Shares................................10

  4.5. Subdivisions, Consolidations and Reclassifications of CN Exchangeable
       Shares.................................................................11

  4.7 Issuance of Shares......................................................12

  4.8 Other Equity Issuances..................................................12

  4.9 Tender Offers...........................................................12

  4.10 Self Tenders...........................................................13

  4.11 No Transfer of CN Limited Voting Equity Shares.........................13

ARTICLE 5. FINANCIAL STATEMENTS AND STOCK EXCHANGE LISTINGS...................13

  5.1. Fiscal Year............................................................13

  5.2. Auditors...............................................................13

  5.3. Financial Statements...................................................14

  5.4. Stock Exchange Listings and Public Documents...........................14

ARTICLE 6. AMENDMENT AND TERMINATION..........................................15

  6.1. Amendment..............................................................15

  6.2. Termination............................................................15

ARTICLE 7. INTERPRETATION AND GENERAL PROVISIONS..............................16

  7.1. Definitions............................................................16

  7.2. Definitions in CN Exchangeable Share Provisions........................17

  7.3. Unanimous Approval of Directors........................................17

  7.4. Schedules..............................................................17

  7.5. Headings and Table of Contents.........................................17

  7.6. Gender and Number......................................................17

  7.7. Invalidity of Provisions...............................................17

  7.8. Waiver.................................................................18

  7.9. Governing Law..........................................................18

  7.10. Remedies..............................................................18

  7.11. Notices...............................................................18


SCHEDULE A - Articles of Arrangement of CN/Restated Certificate
                           of Incorporation of Newco
SCHEDULE B - By-laws of each Corporation

                             CO-OPERATION AGREEMENT
              THIS AGREEMENT is made [as of] the o day of o, 200__

B E T W E E N:

             NORTH AMERICAN RAILWAYS, INC., a corporation incorporated under the laws of the State of Delaware

             ("Newco")

             -and-

             [[NAR SUBCO], an unlimited liability company incorporated under the laws of the Province of Nova Scotia

             ("[NAR Subco]")]

             - and -

             CANADIAN NATIONAL RAILWAY COMPANY, a corporation incorporated under the laws of Canada

             ("CN")

RECITALS:

A. Newco and CN have agreed to enter into this Co-operation Agreement to ensure that, so far as possible, Newco and CN operate together as a single economic enterprise and the shareholders of Newco and CN are provided with equivalent economic returns;

B. This Co-operation Agreement will govern the future operations and relationships of Newco and CN and sets out the governing principles of the enterprise;

        NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

                                  ARTICLE A.1.
                         GOVERNANCE OF THE CORPORATIONS
C.1.1. Core Principles

        Each of Newco and CN agree that the Corporations shall be governed in a manner that gives full effect to the following principles (the "Core Principles"):

      D.1.1.1. Newco and CN shall each maintain its separate corporate existence but shall operate together as a single economic enterprise, and shall be managed on a unified basis for the benefit of the public shareholders of the two Corporations as a combined group;

      E.1.1.2. Members of the boards of directors and the Chief Executive Officer of Newco and CN will be identical and other members of senior management will be selected to allow the Corporations to be managed on a unified basis;

      F.1.1.3. Participating shares and voting shares of the Corporations, other than the CN Limited Voting Equity Shares, will be issued, traded and transferred together in the form of Trading Units, with the consequence that all holders of such shares (a) will benefit identically when dividends are declared or other distributions are made by either Corporation or on liquidation of either Corporation, and (b) will have the right to vote or to direct votes in each Corporation; and

      G.1.1.4. Newco shall comply with the provisions of the CN
      Commercialization Act as to the restriction on ownership of shares and the location of its head office and shall adopt the principles of the Official Languages Act (Canada) as provided herein.

H.1.2. Identicality of the Boards

        Each Corporation will do all acts and things necessary and within their respective powers to ensure that the board of directors of Newco and the board of directors of CN comprise the same individuals (the "Identicality Provision"). To that end, the Restated Certificate of Incorporation of Newco shall provide that, subject to the amendment provisions contained therein, in order to be qualified to be a member of the Newco board, an individual must be a member of the CN board (the "Qualification Provision").

I.1.3. Governance

        In order that the Corporations shall be governed in accordance with the Core Principles:

      J.1.3.1. Future Election of Directors and Directors' Meetings. The Corporations shall call and hold meetings of their respective shareholders to elect directors as close as possible in time, and shall cause to be nominated and proposed as management nominees the same slate of people to be elected as directors of each Corporation. Prior to each meeting of shareholders at which directors are to be elected, the nominating committee of each board will select and propose for approval by the boards of directors a common slate; provided that the slate shall be composed so as to comply with the requirements as to qualification and residency of directors contained in the incorporating legislation of both Corporations. Prior to any election or appointment of directors to be made by the boards of directors, including without limitation any appointment of a director to fill a vacancy on the boards, the nominating committee of each board will select and propose for election or appointment by the boards of directors, and the boards of directors shall elect or appoint, the same individual or individuals to each board, subject to compliance with the requirements as to qualification and residency of directors contained in the incorporating legislation of both Corporations.

      K.1.3.2. Charter Documents. The Restated Certificate of Incorporation of Newco shall be in the form attached as Exhibit H to the Combination Agreement and the articles of arrangement of CN shall be in the form attached hereto as Schedule A, and each shall contain:

         L.1.3.2.1. provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting shares of the Corporation to prevent any one person, together with associates of that person, from holding, beneficially owning or controlling, directly or indirectly, otherwise than by way of security only, in the aggregate, voting shares to which are attached more than fifteen percent of the votes that may ordinarily be cast to elect directors of the Corporation;

         M.1.3.2.2. provisions respecting the enforcement of the constraints imposed pursuant to section 1.3.2.1; and

         N.1.3.2.3. provisions specifying that the head office of the Corporation is to be situated in the Montreal Urban Community, Quebec;

       in a manner that complies with and is subject to the exceptions contained in the CN Act, and such provisions may only be amended as provided in the Restated Certificate of Incorporation of Newco and the articles of incorporation of CN.

      O.1.3.3. By-Laws. The by-laws of each Corporation shall be in the form attached hereto as Schedule B. The board of directors of each Corporation may propose or make an amendment to its by-laws with respect to a matter which is treated in a similar manner in the by-laws of the other Corporation only if (a) a corresponding amendment is proposed or made to the by-laws of the other Corporation, or (b) such amendment is required to be made by law.

      P.1.3.4. Chair. The initial Chair of the board of directors of both Corporations shall be o, if he is willing and able to serve in that capacity. On an ongoing basis, the boards of directors of the Corporations shall agree on one person to be appointed as Chair of both boards of directors.

      Q.1.3.5. Board Committees. The board of directors of Newco and CN will establish identical committees of the board, including (without limitation) a nominating committee, audit committee and compensation committee. The members of the corresponding committees of the Corporations will be identical. Such number of the members of any such committees as may be required by the CBCA from time to time to be resident Canadians shall be resident Canadians.

      R.1.3.6. Chief Executive Officer. The initial Chief Executive Officer of both Corporations shall be o, if he is willing and able to serve in that capacity. On an ongoing basis, the boards of directors of the Corporations shall agree on one person to be appointed as the Chief Executive Officer of both Corporations.

      S.1.3.7. Management. Each Corporation will do, and agrees to cause each of its subsidiaries to do, all acts and things that may be necessary and desirable to ensure that the businesses of Newco and CN are managed on a unified basis for the benefit of the shareholders of the two Corporations as a combined group, including the appointment of common management at the senior executive level for both Corporations.

      T.1.3.8. Inter-Corporate Transactions. In consequence of the Core Principle that the Corporations should be operated as a single economic enterprise, no special board committee review, minority shareholder approval or other similar procedures for the protection of minority shareholders shall be required for transactions between Newco and its subsidiaries on the one hand and CN and its subsidiaries on the other. Notwithstanding any other provision of this Agreement, in any agreement, arrangement, dealing or transaction (a "Transaction") involving Newco (or a subsidiary of Newco) and CN (or a subsidiary of CN), the parties thereto shall agree to the amount and nature of any consideration to be paid by one to the other and to terms and conditions of the Transaction on the same basis as they would have agreed if they were dealing with each other at arm's length, unless the parties agree that in the circumstances it is not necessary or desirable to do so for any reason (including, without limiting the generality of the foregoing, the taxation laws applicable to either of them).

      U.1.3.9. English and French Language. Newco adopts the principles of Canadian bilingualism applicable to services provided by federal institutions as reflected in Parts IV and V of the Official Languages Act (Canada) and will endeavour to implement those principles in the offering of its services and the operation of its facilities in Canada.

                                  ARTICLE A.2.
                               SHAREHOLDER MATTERS

V.2.1. Place of Shareholder Meetings.

       Meetings of shareholders of the Corporations shall be held as close as possible in time and at the same location, and shall be held at the registered office of CN or at such other place within Canada as the directors of Newco and CN may determine.

2.2    Record Date

       For all meetings of shareholders of the Corporations, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of the meetings of shareholders which, in any case where the directors so fix a record date, shall be the same record date for each Corporation. The directors shall not fail to fix a record date for a meeting of shareholders if the effect under the incorporating legislation of the Corporations would be to default to different record dates for the meetings of shareholders of each Corporation.

2.3    Rights of Dissent

       If dissent rights are granted to shareholders of one of the Corporations by the incorporating legislation of the Corporation or otherwise in connection with the proposed approval of any matter by shareholders, the board of directors of the other Corporation shall ensure that shareholders of that Corporation are granted equivalent dissent rights.

2.4    CN Limited Voting Equity Shares

       The Corporations [and NAR Subco] agree that the voting rights attaching to the CN Limited Voting Equity Shares shall be voted in a manner that is consistent with the Core Principles.


                                  ARTICLE A.3.
                COVENANTS RELATING TO DIVIDENDS AND OTHER MATTERS

W.3.1. Dividends

      X.3.1.1. Subject to the articles of incorporation of CN, neither Corporation shall declare or pay any cash or stock dividends or make any distributions on shares comprising Trading Units unless the other Corporation shall simultaneously declare or pay, as the case may be, an identical or corresponding cash or stock dividend or distribution per share on the shares comprising the other Trading Units, except that (a) CN may elect to pay dividends in Canadian dollars in accordance with the CN Exchangeable Share Provisions, and Newco may elect to pay dividends in U.S. dollars, and (b) either Corporation may, in lieu of declaring a corresponding stock dividend, effect a corresponding subdivision of the CN Exchangeable Shares, CN Voting Shares and/or the Newco Common Shares, as the case may be.

      Y.3.1.2. Each Corporation will take all such actions and do all such things as are reasonably necessary, in co-operation with the other Corporation, to ensure that (i) the respective declaration date, record date and payment date for a dividend or distribution (or stock subdivision in lieu of a stock dividend) on its shares shall be the same as the declaration date, record date and payment date for a corresponding dividend or distribution (or stock subdivision in lieu of a stock dividend) on the other Corporation's shares.

      Z.3.1.3. If the boards of directors of the Corporations determine that a payment from one Corporation to the other is necessary or appropriate in connection with the payment of a dividend or the making of a distribution by the other Corporation, the relevant Corporation shall make an equalizing payment to the other Corporation sufficient to permit the other Corporation to pay the equivalent dividend or make the equivalent distribution.

AA.3.2. Other Covenants

      BB.3.2.1. Newco will take all such actions and do all such things as are reasonably necessary or desirable to enable and permit CN, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount or the Retraction Price in respect of each issued and outstanding CN Exchangeable Share upon the liquidation, dissolution or winding-up of CN or the delivery of a Retraction Request by a holder of CN Exchangeable Shares, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit CN to cause to be delivered Newco Common Shares to the holders of CN Exchangeable Shares in accordance with the provisions of Article 5 or 6, as the case may be, of the CN Exchangeable Share Provisions;

      CC.3.2.2. Newco will take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Newco [NAR Subco], in accordance with applicable law, to perform Newco's [NAR Subco's] obligations arising upon the exercise by it of the Liquidation Call Right or the Retraction Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Newco [NAR Subco] to cause Newco Common Shares to be issued to the holders of CN Exchangeable Shares in accordance with the provisions of the Liquidation Call Right or the Retraction Call Right, as the case may be; and

      DD.3.2.3. Neither Corporation shall initiate, propose or seek a voluntary liquidation, dissolution or winding up of the other Corporation unless it proposes to effect a substantially contemporaneous voluntary liquidation, dissolution or winding up of itself.

      EE.3.2.4. If Newco becomes a "specified financial institution" (as such term is defined in the Income Tax Act (Canada)) or does not deal at arm's length with such a person, Newco [NAR Subco] will exercise the Retraction Call Right if requested to do so by a holder of CN Exchangeable Shares making a Retraction Request who either alone or together with "specified persons" (as such term is defined in paragraph (h) of the definition of "taxable preferred share" in a subsection 248(l) of the Income Tax Act (Canada)) receives dividends in respect of more than 10% of the CN Exchangeable Shares.

FF.3.3. Reservation of Newco Common Shares

       Newco hereby represents, warrants and covenants in favour of CN that Newco has reserved for issuance and will, at all times while any CN Exchangeable Shares (other than CN Exchangeable Shares held by Newco or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Newco Common Shares (or other shares or securities into which Newco Common Shares may be reclassified or changed as contemplated by section 4.1 hereof) (a) as is equal to the sum of (i) the number of CN Exchangeable Shares issued and outstanding from time to time and (ii) the number of CN Exchangeable Shares issuable upon the exercise of all rights to acquire CN Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Newco to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Newco may now or hereafter be required to issue Newco Common Shares, to meet the obligations of Newco [NAR Subco] under each of the Liquidation Call Right and the Retraction Call Right, and to enable and permit CN to meet its obligations hereunder and under the CN Exchangeable Share Provisions.

GG.3.4. Reservation of CN Voting Shares

       CN hereby represents, warrants and covenants in favour of Newco that it will at all times keep available for issuance, free from pre-emptive and other rights, an unlimited number of CN Voting Shares to permit all future issuances and sales of Trading Units to include a CN Voting Share.

HH.3.5. Notification of Certain Events

       In order to assist Newco to comply with its obligations hereunder and to permit Newco [NAR Subco] to exercise the Liquidation Call Right and the Retraction Call Right, CN will notify Newco [and NAR Subco] of each of the following events at the time as set forth below:

      II.3.5.1. in the event of any determination by the board of directors of CN to institute voluntary liquidation, dissolution or winding-up proceedings with respect to CN or to effect any other distribution of the assets of CN among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

      JJ.3.5.2. as soon as practicable, upon the earlier of receipt by CN of notice of and CN otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of CN or to effect any other distribution of the assets of CN among its shareholders for the purpose of winding up its affairs, in each case where CN has failed to contest in good faith any such proceeding commenced in respect of CN within 30 days of becoming aware thereof;

      KK.3.5.3. immediately, upon receipt by CN of a Retraction Request; and

      LL.3.5.4. as soon as practicable upon the issuance by CN of any CN Exchangeable Shares or rights to acquire CN Exchangeable Shares.

MM.3.6. Issuance of Newco Common Shares to CN

        In furtherance of its obligations under sections 3.2.1 and 3.2.2 hereof, upon notice from CN [or NAR Subco] of any event that requires CN or Newco [NAR Subco] to cause Newco Common Shares to be issued to any holder of CN Exchangeable Shares, Newco shall forthwith issue and, jointly with CN, cause to be delivered the requisite number of Trading Units representing Newco Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered CN Exchangeable Shares, as CN [or NAR Subco] shall direct. All such Newco Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

NN.3.7. Qualification of Trading Units

        If any shares comprising the Trading Units to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfilment of any other United States or Canadian legal requirement before the shares comprising such Trading Units may be issued by Newco and/or CN and the certificates representing such shares delivered to the holder of surrendered certificates representing CN Exchangeable Shares or in order that the shares comprising the Trading Units may be freely traded thereafter, Newco and CN will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause the shares comprising the Trading Units to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Newco and CN will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all shares comprising the Trading Units to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding shares comprising the Trading Units have been listed by Newco and CN and remain listed and are quoted or posted for trading at such time.


                                  ARTICLE A.4.
                                  SHARE CAPITAL

OO.4.1. Distributions on Newco Common Shares

        Newco will not without the prior approval of CN and the prior approval of the holders of the CN Exchangeable Shares given in accordance with of the CN Exchangeable Share Provisions:

      PP.4.1.1. issue or distribute Newco Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Newco Common Shares) to the holders of all or substantially all of the then outstanding Newco Common Shares by way of stock dividend or other distribution, other than an issue of Newco Common Shares to holders of Newco Common Shares who exercise an option to receive dividends in Newco Common Shares represented by Trading Units in lieu of receiving cash dividends;

      QQ.4.1.2. issue or distribute rights, options or warrants to holders of all or substantially all of the then outstanding Newco Common Shares entitling them to subscribe for or to purchase Newco Common Shares and CN Voting Shares represented by Trading Units; or

      RR.4.1.3. issue or distribute to the holders of all or substantially all of the then outstanding Newco Common Shares:

            A. shares or securities of Newco of any class other than Newco Common Shares;

            B.  rights, options or warrants other than those referred to in section 4.1.2 above;

            C.  evidences of indebtedness of Newco; or

            D.  assets of Newco,

unless, in the case of sections 4.1.1 and 4.1.2 above a corresponding issue or distribution of Trading Units comprised of CN Exchangeable Shares and CN Voting Shares or rights, options or warrants to acquire Trading Units comprised of CN Exchangeable Shares and CN Voting Shares, as applicable, is made or, in the case of section 4.1.3, the economic equivalent on a per share basis of such other shares or securities, rights, options, warrants, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the CN Exchangeable Shares or unless, in the case of a stock dividend payable in Newco Common Shares represented by Trading Units, in lieu of such stock dividend CN effects a corresponding subdivision of the outstanding CN Exchangeable Shares and CN Voting Shares.

SS.4.2. Subdivisions, Consolidations and Reclassifications of Newco Common
Shares

        Newco will not without the prior approval of CN and the prior approval of the holders of the CN Exchangeable Shares given in accordance with the CN Exchangeable Shares Provisions:

      TT.4.2.1. subdivide, redivide or change the then outstanding Newco Common Shares into a greater number of Newco Common Shares;

      UU.4.2.2. reduce, combine, consolidate or change the then outstanding Newco Common Shares into a lesser number of Newco Common Shares; or

      VV.4.2.3. reclassify or otherwise change the Newco Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Newco Common Shares,

unless the same, in the case of sections 4.2.1 and 4.2.2 above or, in the case of section 4.1.3 above, the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the CN Exchangeable Shares and the CN Voting Shares.

WW.4.3. Changes to CN Voting Shares and CN Exchangeable Shares

      CN shall not:

      A. subdivide, redivide or change the then outstanding CN Exchangeable Shares into a greater number of CN Exchangeable Shares; or

      B. reduce, combine, consolidate or change the then outstanding CN Exchangeable Shares into a lesser number of CN Exchangeable Shares;

unless the same change shall simultaneously be made to the CN Voting Shares.

XX.4.4. Distributions on CN Exchangeable Shares

        CN will not without the prior approval of Newco and the prior approval by the holders of a majority of the Newco Common Shares casting a vote, assuming a quorum is present:

      YY.4.4.1. issue or distribute CN Exchangeable Shares (or securities exchangeable for or convertible into or carrying rights to acquire CN Exchangeable Shares) to the holders of all or substantially all of the then outstanding CN Exchangeable Shares by way of stock dividend or other distribution, other than an issue of CN Exchangeable Shares to holders of CN Exchangeable Shares who exercise an option to receive dividends in CN Exchangeable Shares and CN Voting Shares represented by Trading Units in lieu of receiving cash dividends;

      ZZ.4.4.2. issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CN Exchangeable Shares entitling them to subscribe for or to purchase CN Exchangeable Shares and CN Voting Shares represented by Trading Units;

      AAA.4.4.3. issue or distribute to the holders of all or substantially all of the then outstanding CN Exchangeable Shares:

                  A. shares or securities of CN of any class other than CN Exchangeable Shares;

                  B. rights, options or warrants other than those referred to in section 4.4.2;

                  C. evidences of indebtedness of CN; or

                  D. assets of CN,

unless, in the case of sections 4.4.1 and 4.4.2 above a corresponding issue or distribution of Trading Units comprised of Newco Common Shares and CN Voting Shares or rights, options or warrants to acquire Trading Units comprised of Newco Common Shares and CN Voting Shares, as applicable, is made or, in the case of Section 4.4.3, the economic equivalent on a per share basis of such other shares or securities, rights, options, warrants, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Newco Common Shares or unless, in the case of a stock dividend payable in CN Exchangeable Shares represented by Trading Units, in lieu of such stock dividend Newco and CN effect a corresponding subdivision of the outstanding Newco Common Shares and CN Voting Shares, respectively.

BBB.4.5. Subdivisions, Consolidations and Reclassifications of CN Exchangeable
         Shares

        CN will not without the prior approval of Newco and the prior approval by the holders of a majority of the Newco Common Shares casting a vote, assuming a quorum is present:

      CCC.4.5.1. subdivide, redivide or change the then outstanding CN Exchangeable Shares into a greater number of CN Exchangeable Shares;

      DDD.4.5.2. reduce, combine, consolidate or change the then outstanding CN Exchangeable Shares into a lesser number of CN Exchangeable Shares; or

      EEE.4.5.3. reclassify or otherwise change the CN Exchangeable Shares or effect an amalgamation, merger, reorganization or other transaction affecting the CN Exchangeable Shares,

unless the same, in the case of sections 4.5.1 and 4.5.2 above or, in the case of section 4.5.3 above, the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Newco Common Shares and the CN Voting Shares.

4.6 Economic Equivalence

        The boards of directors of the Corporations shall determine, in good faith and in their sole discretion, economic equivalence for the purposes of sections 4.1, 4.2, 4.4 and 4.5, and each such determination shall be binding on the Corporations and their shareholders. In making each such determination, the boards of directors of the Corporations may consider the factors set out in section 3.5 of the CN Exchangeable Share Provisions.

4.7 Issuance of Shares

      4.7.1 Newco will issue Newco Common Shares only (i) upon exchange of CN Exchangeable Shares or (ii) if CN issues CN Voting Shares and the directors of the Corporations are satisfied that all appropriate measures have been taken to ensure that the Newco Common Shares and CN Voting Shares trade as a unit.

      4.7.2 CN will issue CN Exchangeable Shares only where it also issues CN Voting Shares and the directors of the Corporations are satisfied that all appropriate measures have been taken to ensure the CN Exchangeable Shares and CN Voting Shares trade as a unit.

      4.7.3 Newco will agree to maintain its Golden Share outstanding in accordance with the Voting and Exchange Trust Agreement.

      4.7.4 Only Trading Units will be issued by the Corporations as consideration for any acquisition by the Corporations where equity is to be issued as consideration in the acquisition.

4.8 Other Equity Issuances

        Neither Newco nor CN will issue any participating shares or voting shares except in accordance with Section 4.7. Either Corporation may issue non-participating, non-voting shares, provided that the directors of both Corporations are satisfied that such issuance is consistent with the Core Principles.

4.9 Tender Offers

        In the event that a tender offer, take-over bid, share exchange offer, share exchange bid, or similar transaction with respect to either Corporation (an "Offer") is proposed to the Corporation or its shareholders, the Corporation will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of the shares represented by Trading Units of the other Corporation to participate in such Offer to the same extent and on an economically equivalent basis as the holders of the shares of the Corporation, without discrimination. Without limiting the generality of the foregoing, Newco will use its reasonable efforts expeditiously and in good faith to ensure that holders of CN Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

4.10 Self-Tenders

        Neither Corporation shall make a self-tender offer or issuer bid (a "Self-Tender Offer") for its outstanding Trading Units (or for any of its shares included in such Trading Units) unless a substantially contemporaneous Self-Tender Offer for an equivalent percentage of the outstanding Trading Units of the other Corporation is made on the same or corresponding terms; provided that CN shall be entitled to offer to pay any cash consideration payable thereunder in Canadian dollars and Newco shall be entitled to offer to pay any cash consideration payable thereunder in U.S. dollars. In connection with any such Self Tender Offers, the Corporations agree to make all commercially reasonable efforts, including by seeking discretionary relief from applicable securities regulatory authorities, to permit any pro-rationing of acceptances of such Self-Tender Offers to occur on a basis which treats both Self-Tender Offers as a single offer being made for a single class of securities.

4.11 No Transfer of CN Limited Voting Equity Shares

        Newco [NAR Subco] will not[, and Newco will ensure that [NAR Subco] does not], sell, pledge, encumber or otherwise deal in the CN Limited Voting Equity Shares except that Newco [NAR Subco] shall be permitted to transfer the CN Limited Voting Equity Shares to a wholly-owned direct or indirect subsidiary of Newco [NAR Subco] [or to another entity controlled and wholly-owned, directly or indirectly, by Newco].

                                  ARTICLE A.5.
                FINANCIAL STATEMENTS AND STOCK EXCHANGE LISTINGS

FFF.5.1. Fiscal Year

        The fiscal year of the Corporations shall terminate on the last day of December in each year or such other date as the Corporations may from time to time determine. The Corporations shall maintain the same fiscal year end.

GGG.5.2. Auditors

        Unless and until the shareholders of the Corporation decide otherwise, the auditors of each Corporation shall be the same international accounting firm.

HHH.5.3. Financial Statements

        The Corporations will cooperate to produce consolidated financial statements for distribution to shareholders and regulators. These financial statements will be prepared in accordance with U.S. GAAP. Each Corporation will also produce standalone financial statements for its debtholders if so required under the terms of such indebtedness and, in CN's case, for its shareholders. Newco's financial statements will be prepared in accordance with U.S. GAAP, and CN's financial statements will be prepared in accordance with Canadian GAAP and U.S. GAAP. Whether or not required by the incorporating legislation of the Corporations, the consolidated financial statements shall be placed before the shareholders of both Corporations at each annual meeting of shareholders.

III.5.4. Stock Exchange Listings and Public Documents

      JJJ.5.4.1. The Corporations will use their best efforts to maintain the listing of the Newco Common Shares and CN Voting Shares represented by Trading Units and the CN Exchangeable Shares and the CN Voting Shares represented by Trading Units on the New York Stock Exchange and The Toronto Stock Exchange, respectively.

      KKK.5.4.2. Subject to section 5.3, to the extent practicable, the Corporations will prepare joint annual reports, proxy circulars and other similar documents to be sent to shareholders or filed with regulatory authorities.

      LLL.5.4.3. Each Corporation will, and so far as it is able will ensure that each of its subsidiaries will, ensure that the other is in a position to comply with obligations imposed on it by all stock exchanges on which either or both of their securities are from time to time listed, quoted or traded and all securities regulatory authorities having jurisdiction over either Corporation. In particular, each Corporation will provide to the other Corporation all information reasonably required by the other Corporation for the purpose of making any press release, report of material change or other filing required by a stock exchange or securities regulatory authority and will use all reasonable endeavours to ensure, as far as practicable, that the Corporations co-ordinate the content and timing of release of announcements.

      MMM.5.4.4. The parties will co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notifications or filings made in respect of this Agreement, or the transactions contemplated hereunder, is supplied to the party dealing with such notification and filings and that they are properly, accurately and promptly made.


                                  ARTICLE A.6.
                            AMENDMENT AND TERMINATION

NNN.6.1. Amendment

      6.1.1 The boards of directors of the Corporations may make any amendments to this Agreement which are formal or technical in nature or which are not prejudicial to the rights or interests of the shareholders of either Corporation or are necessary to correct any inconsistency or manifest errors.

      6.1.2 Articles 3 and 4 of this Agreement may not be amended in a manner which is prejudicial to the rights or interests of: (a) the holders of the CN Exchangeable Shares unless such amendment is approved by such holders in accordance with the CN Exchangeable Share Provisions; or (b) the holders of the Newco Common Shares unless such amendment is approved by the holders of a majority of such shares casting a vote, assuming a quorum is present.

      6.1.3 Subject to section 6.1.2, the boards of directors of the Corporations, by unanimous decision, may amend this Agreement and may take an action or approve a matter, step or undertaking that departs from any of the provisions of this Agreement, provided they have first determined that the amendment or departure is: (i) in the best interests of the Corporations considered as a single economic enterprise; (ii) permissible under applicable law; and (iii) consistent with the Core Principles.

      6.1.4 Any amendment to this Agreement, other than amendments described in sections 6.1.1, 6.1.2 and 6.1.3, but including, without limitation, any amendment to section 4.11, may only be made with the unanimous approval of the board of directors of each Corporation and by the affirmative vote of not less than 85% of the votes cast at a meeting of shareholders of each Corporation at which a quorum is present, provided that such number of affirmative votes constitutes at least a majority of the votes entitled to be cast on such amendment by holders of each Corporation's shares.

OOO.6.2. Termination

        This Agreement may be terminated only if such termination is approved by the directors and shareholders of both Corporations in the manner provided in
Section 6.1.4.

                                  ARTICLE A.7.
                      INTERPRETATION AND GENERAL PROVISIONS

PPP.7.1. Definitions

        In this Agreement,

      QQQ.7.1.1. "Agreement" means this agreement and all schedules, if any, attached to this agreement, in each case as they may be supplemented or amended from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement, and unless otherwise indicated, references to Articles and sections are to Articles and sections in this agreement;

      RRR.7.1.2. "Canadian GAAP" means for all principles stated in the Handbook of the Canadian Institute of Chartered Accountants, such principles so stated;

      SSS.7.1.3. "Combination Agreement" means the agreement dated December 18, 1999 among CN, Western, Newco and Merger Sub to effect the combination of the businesses of CN and Western;

      TTT.7.1.4. "Core Principles" has the meaning attributed to such term in section 1.1;

      UUU.7.1.5. "Corporations" means both Newco and CN and "Corporation" means either Newco or CN;

      VVV.7.1.6. "Golden Share" means the special voting share in the capital of Newco, which will be voted in accordance with the Voting and Exchange Trust Agreement;

      WWW.7.1.7. "Identicality Provision" has the meaning attributed to such term in section 1.2;

      XXX.7.1.8. "CN Commercialization Act" means the CN Commercialization Act, S.C. 1995, c. 24;

      YYY.7.1.9. "CN Exchangeable Share Provisions" means the attributes of the CN Exchangeable Shares as set out in the articles of arrangement of CN;

      ZZZ.7.1.10. "Offer" has the meaning attributed to such term in section
      4.9;

      AAAA.7.1.11. "Qualification Provision" has the meaning attributed to such term in section 1.2;

      BBBB.7.1.12. "Trading Unit" means (i) a unit consisting of a Newco Common Share and a CN Voting Share, which shall be required by the constating documents of each Corporation to be traded together; or (ii) a unit consisting of a CN Exchangeable Share and a CN Voting Share, which shall be required by the constating documents of CN to be traded together; for greater certainty, Trading Units are not securities independent of the shares they represent.

      CCCC.7.1.13. "Transaction" has the meaning attributed to such term in section 1.3.8;

      DDDD.7.1.13. "U.S. GAAP" means United States generally accepted accounting principles; and

      EEEE.7.1.14. "Western" means Western, a corporation incorporated under the laws of the State of Delaware.

FFFF.7.2. Definitions in CN Exchangeable Share Provisions

        Capitalized terms used herein and not otherwise defined herein shall have the meaning attributed thereto in the CN Exchangeable Share Provisions.

GGGG.7.3. Unanimous Approval of Directors

        References in this Agreement to the unanimous approval or unanimous decision of the board of directors of a Corporation of a particular matter shall mean the approval of the matter in question by the affirmative vote of all of the directors of the Corporation, other than any directors who are unable to participate in the board of directors' deliberation due to medical reasons.

HHHH.7.4. Schedules

          The following are the schedules attached to this Agreement:


          Schedule A   -   Articles of Arrangement of CN/Restated
                           Certificate of Incorporation of Newco
          Schedule B   -   By-Laws of each Corporation

1.7.5. Headings and Table of Contents

        The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

2.7.6. Gender and Number

        In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

3.7.7. Invalidity of Provisions

        Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

4.7.8. Waiver

        Except as expressly provided in this Agreement, no waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. Any waiver of compliance in any material respect of the covenants contained in Articles 3 and 4 shall be deemed to be an amendment subject to the requirement of Article 6.

5.7.9. Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

6.7.10. Remedies

        Each Corporation acknowledges that a breach or threatened breach by it of any provision of this Agreement will result in the other Corporation suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the other Corporation is entitled to equitable relief, including interim or permanent injunctive relief, specific performance, or other equitable remedies in the event of any breach of the provisions of this Agreement, in addition to all other remedies available to that Corporation.

7.7.11. Notices

        Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or delivered by hand. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

      A.    if to Newco [or NAR Subco]:

            North American Railways, Inc.
            o {ADDRESS}

            Telecopier number: (o) o

      B.    if to CN:
            Canadian National Railway Company
            o {ADDRESS}

            Telecopier number: (o) o

        The failure to send or deliver a copy of a notice or other communication to any legal counsel shall not invalidate any notice given under this section.

        IN WITNESS WHEREOF the parties have executed this Agreement.

                                    NORTH AMERICAN RAILWAYS, INC.

                                    By:
                                        ----------------------------------------

                                        ----------------------------------------



                                    [NAR SUBCO]

                                    By:
                                        ----------------------------------------

                                        ----------------------------------------



                                   CANADIAN NATIONAL RAILWAY COMPANY

                                   By:
                                        ----------------------------------------

                                        ----------------------------------------

ITEM 2E.
                                  Exhibit "E"

                              PLAN OF ARRANGEMENT
                               UNDER SECTION 192
                    OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
                                INTERPRETATION

Section 1.1  Definitions.

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 or section 10.1 of the Combination Agreement or made at the direction of the Court in the Final Order.

"Arrangement Effective Date" means the date shown on the Certificate.

"Arrangement Effective Time" means [9:01 a.m.] on the Arrangement Effective Date [NTD: to be immediately following the Merger Effective Time as provided for in the Combination Agreement].

"Arrangement Resolution" means the special resolution passed by the holders of the CN Common Shares and the holders of the CN Options, voting together as a single class at the CN Shareholders Meeting.

"Articles of Arrangement" means the articles of arrangement of CN in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is entered.

"Automatic Exchange Rights" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

"BNSF" means Burlington Northern Santa Fe Corporation, a corporation existing under the laws of the State of Delaware.

"Business Day" means any day on which commercial banks are generally open for business in New York, New York and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under the laws of the

Province of Quebec or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

"CBCA" means the Canada Business Corporations Act, R.S.C. 1995, c. C-44.

"CN" means Canadian National Railway Company, a corporation existing under the laws of Canada.

"CN Common Shares" means the outstanding common shares in the capital of CN.

"CN Exchangeable Share" means a share in the class of non-voting exchangeable preferred shares in the capital of CN, the holders of which are the beneficiaries of certain voting rights in respect of the Special Voting Share and certain other rights, all as set forth in the Voting and Exchange Trust Agreement.

"CN Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the CN Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set forth in Appendix II hereto.

"CN Limited Voting Equity Share" means a share in the class of limited voting equity shares in the capital of CN.

"CN Limited Voting Equity Share Provisions" means the rights, privileges, restrictions and conditions attaching to the CN Limited Voting Equity Shares, which rights, privileges, restrictions and conditions shall be substantially as set forth in Appendix III hereto.

"CN Option" means a CN Common Share purchase option granted under one of the CN Stock Option Plans, as amended, and being outstanding and unexercised on the Arrangement Effective Date.

"CN Shareholders Meeting" means the special meeting of the holders of CN Common Shares and the CN Options (including any adjournment thereof) that is to be convened as provided by the Interim Order to consider, and if deemed advisable, approve the Arrangement.

"CN Stapled Unit" means a unit comprised of one CN Voting Share and one CN Exchangeable Share, which unit does not constitute a security independent of the shares it represents.

"CN Stock Option Plans" means CN's Management Stock Option Plan Effective as of November 28, 1995, the Management Long-Term Incentive Plan Adopted May 7, 1996, as amended and [NTD: specify individual employment contracts involving options outside these plans].

"CN Voting Share" means a share in the class of voting shares in the capital of CN.

"CN Voting Share Provisions" means the rights, privileges, restrictions and conditions attaching to the CN Voting Shares, which rights, privileges, restrictions and conditions shall be substantially as set forth in Appendix I hereto.

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

"Circular" means the notice of the CN Shareholders Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of CN Common Shares in connection with the CN Shareholders Meeting.

"Combination Agreement" means the agreement made as of December 18, 1999 among CN, BNSF, Newco and Merger Sub (as defined therein), as amended, supplemented and/or restated in accordance therewith prior to the Arrangement Effective Date, providing for, among other things, the Arrangement.

"Commercialization Act" means the CN Commercialization Act, S.C. 1995, c.24.

"Court" means the Quebec Superior Court.

"Current Market Price" has the meaning ascribed thereto in the CN Exchangeable Share Provisions.

"Depositary" means The Trust Company of the Bank of Montreal at its offices set out in the Letter of Transmittal and Election Form.

"Director" means the Director appointed under section 260 of the CBCA.

"Dissent Procedures" has the meaning set out in section 3.1.

"Dissent Rights"  has the meaning set out in section 3.1.

"Dissenting Shareholder" means a holder of CN Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures.

"Dividend Amount" has the meaning ascribed thereto in section 5.1(a).

"Election Deadline" means [5:00 p.m.] (local time) at the place of deposit on the date which is [two] Business Days prior to the date of the CN Shareholders Meeting.

"Exchange Ratio" means 1.05.

"Exchange Right" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Arrangement Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

"ITA" means the Income Tax Act (Canada).

"Interim Order" means the interim order of the Court, as the same may be amended, made in connection with the process for obtaining shareholder approval of the Arrangement and related matters.

"Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form for use by holders of CN Common Shares, in the form accompanying the Circular.

"Liquidation Call Purchase Price" has the meaning ascribed thereto in section 5.1(a).

"Liquidation Call Right" has the meaning ascribed thereto in section 5.1(a).

"Liquidation Date" has the meaning ascribed thereto in the CN Exchangeable Share Provisions.

"Meeting Date" means the date of the CN Shareholders Meeting.

"Merger" means the merger of BNSF and a wholly-owned subsidiary of Newco provided for in the Combination Agreement.

["NAR Subco" means [], an unlimited liability company existing under the laws of the Province of Nova Scotia and a wholly-owned subsidiary of Newco.]

"Newco" means North American Railways, Inc., a corporation existing under the laws of the State of Delaware.

"Newco Common Share" means a share in the class of common stock, par value U.S.$0.01 per share, of Newco.

"Newco Elected Exchangeable Share" means any CN Exchangeable Share that the holder of the CN Common Share entitled to same under the Arrangement shall have elected, in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, to transfer to Newco [NAR

Subco] under the Arrangement for a Newco Common Share or that is deemed to be a Newco Elected Exchangeable Share pursuant to section 2.3.

"Newco Stapled Unit" means a unit comprised of one CN Voting Share and one Newco Common Share, which unit does not constitute a security independent of the shares it represents.

"NYSE" means the New York Stock Exchange.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

"Replacement Option" has the meaning ascribed thereto in section 2.2(h).

"Retraction Request" has the meaning ascribed thereto in the CN Exchangeable Share Provisions.

"Special Voting Share" means the share of special voting stock of Newco having substantially the rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement.

"Transfer Agent" has the meaning ascribed thereto in section 5.1(b).

"Trustee" means The Trust Company of the Bank of Montreal.

"TSE" means The Toronto Stock Exchange.

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement among Newco, [NAR Subco], CN and the Trustee.

Section 1.2  Sections and Headings.

         The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section, paragraph, appendix or an exhibit refers to the specified section or paragraph of or appendix or exhibit to this Plan of Arrangement.

Section 1.3  Number, Gender and Persons.

         In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

                                   ARTICLE 2
                                  ARRANGEMENT

Section 2.1  Binding Effect.

         This Plan of Arrangement will become effective at, and be binding at and after, the Arrangement Effective Time. In particular, and without limiting the generality of the foregoing, the Plan of Arrangement will be binding upon:
(i) CN, (ii) BNSF, (iii) Newco, [(iv) NAR Subco], (v) all holders of CN Common Shares, (vi) all holders of CN Stapled Units, CN Voting Shares and CN Exchangeable Shares, and (vii) all holders of securities exchangeable for or convertible into CN Common Shares, including without limitation CN Options.

Section 2.2  Arrangement.

         Commencing at the Arrangement Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

         (a) The authorized share capital of CN shall be reorganized by the creation of the following three (3) additional classes of shares in the capital of CN:

                (i) a class of shares, designated as CN Voting Shares, the authorized number of which shall be unlimited and which shall reflect the CN Voting Share
                     Provisions as set forth in Appendix I;

               (ii) a class of shares, designated as CN Exchangeable Shares, the authorized number of which shall be unlimited and which shall reflect the CN
                     Exchangeable Share Provisions as set forth in Appendix II; and

              (iii) a class of shares, designated as CN Limited Voting Equity Shares, the authorized number of which shall be unlimited and which shall reflect the CN Limited Voting Equity Share Provisions set forth in
                     Appendix III.

         (b) each outstanding CN Common Share shall be changed into a mumber of CN Voting Shares and a number of CN Exchangeable Shares in each case equal to the Exchange Ratio.

         (c) Simultaneously with the change in share capital under paragraph 2.2(b) above, each Newco Elected Exchangeable Share will be transferred by the holder thereof, without any further act or formality on his or her part, to Newco [NTD: NAR Subco if the parties jointly determine], in exchange for one Newco Common Share issued by Newco.

         (d) Simultaneously with the change in share capital under paragraph 2.2(b) above and the transfer to and acquisition by Newco under paragraph 2.2(c) above of the Newco Elected Exchangeable Shares, each Newco Elected Exchangeable Share acquired by Newco shall be converted into one (1) CN Limited Voting Equity Share.

         (e) Simultaneously with the change in share capital under paragraph 2.2(b) above, the transfer to and acquisition by Newco under paragraph 2.2(c) above of the Newco Elected Exchangeable Shares and the conversion under paragraph 2.2(d) above of the Newco Elected Exchangeable Shares, Newco shall and shall be deemed to have subscribed for and agreed to purchase and CN shall issue and sell to Newco one (1) CN Limited Voting Equity Share upon payment by Newco to CN of a sum equal to the closing trading price, per share, of the CN Common Shares on the TSE on the trading day which is two days prior to the Arrangement Effective Date divided by the Exchange Ratio.

             [NTD: References to Newco in paragraphs (d) and (e) will be to NAR Subco if the parties jointly determine to make the exchange in paragraph (c) with NAR Subco.]

         (f) The holders of Newco Common Shares, other than those issued pursuant to the exchange provided for in paragraph 2.2(c) above, shall be deemed to have subscribed for and agreed to purchase at a purchase price of [$0.05] per share and CN shall issue to each such holder of Newco Common Shares, one (1) CN Voting Share for each Newco Common Share so held upon payment by Newco to CN of the aggregate subscription price therefor.

         (g) Newco shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Newco of [$0.01] by CN, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the CN Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement.

         (h) Each CN Option shall be exchanged for an option (a "Replacement Option ") to purchase a number of Newco Stapled Units equal to the product of the Exchange Ratio multiplied by the number of CN Common Shares subject to such CN Option. Such Replacement Option shall provide for an exercise price per Newco Stapled Unit equal to the exercise price per CN Common Share of such CN Option immediately prior to the Arrangement Effective Time divided by the Exchange Ratio. If the foregoing calculation results in a Replacement Option being exerciseable for a fraction of a Newco Stapled Unit, then the number of Newco Stapled Units subject to such Replacement Option shall be rounded up to the next whole number of Newco Stapled Units and the total exercise price for the Replacement Option will be increased by the exercise price of the fractional Newco Stapled Unit. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Replacement Option will otherwise be unchanged from those which prevailed prior to the implementation of the Merger and the Arrangement, and any document or agreement previously evidencing a CN Option shall thereafter evidence and be deemed to evidence such Replacement Option.

         (i) The authorized share capital of CN shall be amended by the elimination of the CN Common Shares as a class of authorized shares.

         (j) The By-laws of CN shall be amended as set forth in Appendix IV.

Section 2.3  Exchange Elections and Deemed Elections.

         Each Person who, immediately prior to the Election Deadline, is a holder of record of CN Common Shares, will be entitled, with respect to all or a portion of such shares, to make an election at or prior to the Election Deadline to exchange all or any CN Exchangeable Shares issuable to such holder pursuant to the Arrangement for Newco Common Shares, on the basis provided for in this Plan of Arrangement and in the Letter of Transmittal and Election Form. Notwithstanding the foregoing, each holder of CN Common Shares who is not a resident of Canada for purposes of the ITA will be deemed to have elected to exchange all of the CN Exchangeable Shares issuable to such holder pursuant to the Arrangement for Newco Common Shares on the basis provided for in this Plan of Arrangement, and such holders' CN Exchangeable Shares shall be deemed for all purposes to be Newco Elected Exchangeable Shares, except where and to the extent that such non-resident holder specifically elects in a Letter of Transmittal and Election form received prior to the Election Deadline not to have such exchange occur.

Section 2.4  Stated Capital.

         The stated capital accounts of CN shall be dealt with as follows:

         (a) The amount of the stated capital account attributable to the CN Voting Shares following the Arrangement shall be equal to the sum of: (i) the aggregate subscription price for the CN Voting Shares issued pursuant to paragraph 2.2(f), and (ii) the product of [$0.05] multiplied by the number of CN Voting Shares issued upon the change of the CN Common Shares pursuant to paragraph 2.2(b).

         (b) The amount of the stated capital account attributable to the CN Exchangeable Shares initially shall be equal to the amount of the stated capital account attributable to the CN Common Shares immediately prior to the Arrangement Effective Time less the amount added to the stated capital account attributable to the CN Voting Shares under paragraph 2.4(a)(ii).

         (c) Coincident with the conversion of Newco Elected Exchangeable shares into CN Limited Voting Equity Shares pursuant to paragraph
             2.2(d), the stated capital account attributable to the CN Exchangeable Shares shall be reduced by an amount (the "CN
             Limited Voting Equity Share Converted Stated Capital Amount") equal to the amount provided for in paragraph 2.4(b) (being the amount of the stated capital account initially attributable to the CN Exchangeable Shares) multiplied by a fraction, the numerator of which is the number of Newco Elected Exchangeable Shares and the denominator of which is the number of CN Common Shares outstanding immediately prior to the Arrangement Effective Time.

         (d) The amount of the stated capital account attributable to the CN Limited Voting Equity Shares following the Arrangement shall be the CN Limited Voting Equity Share Converted Stated Capital Amount plus the amount of the subscription price of the one (1) CN Limited Voting Equity Share issued pursuant to paragraph 2.2(e) above.

Section 2.5  Consideration.

         For greater certainty, the consideration receivable by the former holders of CN Common Shares pursuant to the change in share capital pursuant to paragraph 2.2(b) shall, and shall for all purposes be deemed to, consist of the CN Voting Shares and the CN Exchangeable Shares into which the CN Common Shares are changed together with all of the rights attached to the CN Voting Shares, the CN Exchangeable Shares and the CN Stapled Units representing same pursuant to the Voting and Exchange Trust Agreement, this Plan of Arrangement, the CN Voting Share Provisions and the CN Exchangeable Share Provisions.

Section 2.6  Restated Articles.

         After giving effect to the Arrangement the Corporation is authorized to file restated articles of incorporation under the CBCA. For greater certainty but without limiting the generality of the foregoing, the outstanding voting shares in the capital of CN shall at all times continue to be subject to the share constraints contained in CN's articles of continuance as required pursuant to the Commercialization Act as set forth in Exhibit "I".

                                   ARTICLE 3
                               RIGHTS OF DISSENT

Section 3.1  Rights of Dissent.

         Holders of CN Common Shares may exercise rights of dissent ("Dissent Rights") with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 (the "Dissent Procedures") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by CN not later than [5:00 p.m. (Montreal time)] on the Business Day preceding the CN Shareholders Meeting. Holders of CN Common Shares who duly exercise such rights of dissent and who:

         (a) are ultimately entitled to be paid fair value for their CN Common Shares shall be deemed to have transferred such CN Common Shares to CN immediately prior to the Arrangement Effective Time to the extent the fair value thereof is paid by CN, and such shares shall be cancelled on the Arrangement Effective Date; or

         (b) are ultimately not entitled, for any reason, to be paid fair value for their CN Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of CN Common Shares and shall receive CN Voting Shares and CN Exchangeable Shares, which may be deemed to be Newco Elected Exchangeable Shares and to have been exchanged for Newco Common Shares, all in accordance with sections 2.2 and 2.3, but in no case shall CN or any other Person be required to recognize such holders, or any other person, as holders of CN Common Shares after the Arrangement Effective Time and the names of such holders of CN Common Shares shall be deleted from the share register of CN in respect of the CN Common Shares at the Arrangement Effective Time.

                                   ARTICLE 4
                     CERTIFICATES, FRACTIONAL ENTITLEMENTS
                           AND SETTLEMENT PROCEDURES

Section 4.1 Issuance of Unit Certificates Representing CN Exchangeable Shares and CN Voting Shares.

         At or promptly after the Arrangement Effective Time, CN shall deposit with the Depositary, as custodian for the benefit of the holders of CN Common Shares who will receive CN Exchangeable Shares and CN Voting Shares pursuant to the Arrangement, other than holders of Newco Elected Exchangeable Shares, CN Stapled Unit certificates representing the CN Exchangeable Shares and CN Voting Shares issued pursuant to paragraph 2.2(b) upon the change of the CN Common Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Arrangement Effective Time represented one or more CN Common Shares that were so changed into CN Voting Shares and CN Exchangeable Shares under the Arrangement (and were not Newco Elected Exchangeable Shares), together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the By-laws of CN and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of CN Stapled Units representing the number (rounded down to the nearest whole number) of CN Exchangeable Shares and CN Voting Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash representing that holder's pro rata entitlement to the proceeds of the sale of fractional CN Stapled Units pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CN Common Shares (except CN Common Shares that were changed into Newco Elected Exchangeable Shares and CN Voting Shares) that is not registered in the transfer records of CN, a certificate representing the proper number of CN Stapled Units may be issued to the transferee if the certificate representing such CN Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Arrangement Effective Time represented CN Common Shares (except CN Common Shares that were changed into Newco Elected Exchangeable Shares and CN Voting Shares) shall be deemed at all times after the Arrangement Effective Time to represent only the right to receive upon such surrender (i) the CN Stapled Unit certificate representing CN Exchangeable Shares and CN Voting Shares as contemplated by this section 4.1,
(ii) a cash payment representing that holder's pro rata entitlement to the proceeds of the sale of fractional CN Stapled Units pursuant to section 4.7, and (iii) any dividends or distributions with a record date after the Arrangement Effective Time theretofore paid or payable with respect to CN Exchangeable Shares as contemplated by section 4.3.

Section 4.2 Issue of Unit Certificates Representing Newco Common Shares and CN Voting Shares.

         At or promptly after the Arrangement Effective Time, Newco, [NAR Subco] and CN shall jointly cause to be deposited Newco Stapled Unit certificates (representing the Newco Common Shares and the CN Voting Shares issued pursuant to the Merger and the Plan of Arrangement) with the Depositary, as custodian for the benefit of the: (i) former holders of BNSF Common Shares who received Newco Common Shares pursuant to the Merger and CN Voting Shares under the Arrangement pursuant to paragraph 2.2(f) of this Plan of Arrangement, and (ii) former holders of CN Common Shares who received Newco Elected Exchangeable Shares and CN Voting Shares pursuant to the Plan of Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Arrangement Effective Time represented outstanding CN Common Shares that were changed into CN Voting Shares and Newco Elected Exchangeable Shares, together with such other documents and instruments as would have been required under the CBCA and CN's By-laws, to effect the transfer of the shares formerly represented by such certificates and such additional documents and instruments as the Depositary may reasonably require, the holder of such a surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Newco Stapled Units representing the number (rounded down to the nearest whole number) of Newco Common Shares and CN Voting Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash representing that holder's pro rata entitlement to the proceeds of the sale of fractional Newco Stapled Units pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CN Common Shares which is not registered in the transfer records of CN, a Newco Stapled Unit certificate representing the proper number of Newco Common Shares and CN Voting Shares may be issued to the transferee if the certificate representing such CN Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.2, each certificate which immediately prior to the Arrangement Effective Time represented one or more outstanding CN Common Shares that were changed into CN Voting Shares and Newco Elected Exchangeable Shares shall be deemed at all times after the Arrangement Effective Time to represent only the right to receive upon such surrender (i) the Newco Stapled Unit certificate representing Newco Common Shares and CN Voting Shares as contemplated by this section 4.2, (ii) a cash payment representing that holder's pro rata entitlement to the proceeds of the sale of fractional Newco Stapled Units pursuant to section 4.7, and (iii) any dividends or distributions with a record date after the Arrangement Effective Time theretofore paid or payable with respect to Newco Common Shares as contemplated by section 4.3.

Section 4.3  Distributions with Respect to Unsurrendered Certificates.

         No dividends or other distributions declared or made after the Arrangement Effective Time with respect to CN Exchangeable Shares or Newco Common Shares, as applicable, with a record date after the Arrangement Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Arrangement Effective Time represented outstanding CN Common Shares that were changed or changed and exchanged, as applicable, pursuant to section 2.2, unless and until the holder of record of such certificate shall surrender such certificate in accordance with section
4.1 or 4.2, as applicable. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates formerly representing CN Common Shares, without interest,
(i) the amount of dividends or other distributions with a record date after the Arrangement Effective Time theretofore paid with respect to such CN Exchangeable Share or Newco Common Share, as the case may be, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Arrangement Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such CN Exchangeable Share or Newco Common Share, as the case may be.

Section 4.4  Stapling of CN Voting Shares.

         The Articles of Arrangement of CN shall provide as follows. Except as expressly provided in this Plan of Arrangement and in this section 4.4, no CN Voting Share shall be or shall be capable of being issued, transferred, transmitted or otherwise alienated or disposed of separately from and otherwise than as part of either: (i) a CN Stapled Unit comprised of an equal number of CN Voting Shares and CN Exchangeable Shares, or (ii) a Newco Stapled Unit comprised of an equal number of CN Voting Shares and Newco Common Shares. Except as expressly provided in this Plan of Arrangement and in this section 4.4, no CN Exchangeable Share shall be or shall be capable of being issued, transferred, transmitted or otherwise alienated or disposed of separately from and otherwise than as part of a CN Stapled Unit comprised of an equal number of CN Voting Shares and CN Exchangeable Shares. Notwithstanding the foregoing, the following issuances and transfers of CN Voting Shares otherwise than as part of a CN Stapled Unit or Newco Stapled Unit are hereby expressly permitted:

               (i)   the issuances of CN Voting Shares provided in Section 2.2;

              (ii)   [NTD - other?]

Notwithstanding the foregoing, the following issuances and transfers of CN Exchangeable Shares otherwise than as part of a CN Stapled Unit are hereby expressly permitted:

             (iii)   the issuances of CN Exchangeable Shares provided in
                     Section 2.2;

              (iv) the transfers of CN Exchangeable Shares to Newco [NAR Subco] and the conversion thereof to CN Limited Voting Equity Shares provided in Section 2.2;

               (v) the redemption of CN Exchangeable Shares by CN upon a retraction of the CN Exchangeable Shares in accordance with the CN Exchangeable Share Provisions;

              (vi) the transfer of CN Exchangeable Shares to [NAR Subco and/or] Newco, as applicable, pursuant to its exercise or deemed exercise of a Retraction Call Right, the Liquidation Call Right, the Exchange Right or the Automatic Exchange Rights in accordance with the CN Exchangeable Share Provisions, the Plan of Arrangement and/or the Voting and Exchange Trust Agreement, as applicable.

             (vii)   [NTD - other?]

Without limiting the generality of the foregoing, CN shall be entitled to treat the registered holder of CN Stapled Units (or, subject to such Person furnishing such information as is described in subsection 77(4) of the CBCA or any replacement or successor provision therefor, the executor, administrator, heir or legal representative of the heirs, of the estate of a deceased holder, a guardian, committee, trustee, curator or tutor representing a holder who is an infant, an incompetent person or a missing person, or a liquidator of or a trustee in bankruptcy for a holder) as the owner exclusively entitled to vote, to receive notices, to receive dividends or other payments in respect of and otherwise to exercise all the rights and powers of the owner of the CN Voting Shares and the CN Exchangeable Shares represented by such CN Stapled Unit. For purposes of establishing and maintaining the share register for the outstanding CN Voting Shares, CN and its Transfer Agent shall and shall be entitled at all times (subject only to the exercise of the Liquidation Call Right) to treat each registered holder of CN Stapled Units and of Newco Stapled Units as the registered holder of a number of CN Voting Shares equal to the aggregate number of CN Stapled Units and Newco Stapled Units held by such Person. For purposes of establishing and maintaining the share register for the outstanding CN Exchangeable Shares, CN and its Transfer Agent shall and shall be entitled, at all times (subject only to the Liquidation Call Right, the Exchange Right and the Automatic Exchange Rights and except where a holder of CN Stapled Units representing CN Exchangeable Shares has submitted a Retraction Request in respect of CN Exchangeable Shares represented by such CN Stapled Unit certificate) to treat each registered holder of CN Stapled Units as the registered holder of a number of CN Exchangeable Shares equal to the number of CN Stapled Units held by such Person. Without limiting the generality of the foregoing, a CN Stapled Unit certificate shall be the security certificate, and the only security certificate, that a holder of CN Voting Shares and CN Exchangeable Shares comprising such CN Stapled Units shall be entitled to receive in respect of his or her holding of CN Voting Shares and CN Exchangeable Shares pursuant to the CBCA or otherwise and a Newco Stapled Unit certificate shall be the security certificate, and the only security certificate, that a holder of CN Voting Shares and Newco Common Shares comprising such Newco Stapled Unit shall be entitled to receive in respect of his or her holding of CN Voting Shares pursuant to the CBCA or otherwise.

Section 4.5  Lost Certificates.

         In the event any certificate which immediately prior to the Arrangement Effective Time represented one or more outstanding CN Common Shares that were changed and, if applicable, exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more CN Stapled Unit certificates or Newco Stapled Unit certificates representing one or more CN Exchangeable Shares and CN Voting Shares or Newco Common Shares and CN Voting Shares (and any dividends or distributions with respect thereto and any entitlements of the holder thereof to the proceeds of sale of fractional CN Stapled Units or Newco Stapled Units pursuant to section 4.7) issuable and deliverable in accordance with the Plan of Arrangement and such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such unit certificates are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to CN and/or Newco, as applicable, and their respective transfer agents in such sum as CN and/or Newco, as applicable, may direct or otherwise indemnify CN and Newco in a manner satisfactory to CN and/or Newco, as applicable, against any claim that may be made against CN and/or Newco, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.6  Withholding Rights.

         CN, Newco, [NAR Subco] and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of CN Stapled Units representing CN Exchangeable Shares or Newco Stapled Units representing Newco Common Shares such amounts as CN, Newco, [NAR Subco] or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, CN, Newco, [NAR Subco] and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to CN, Newco, [NAR Subco] or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and CN, Newco, [NAR Subco] or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 4.7  No Fractional Units.

         No certificates or scrip representing fractional CN Stapled Units, fractional Newco Stapled Units, fractional CN Exchangeable Shares, fractional CN Voting Shares or fractional Newco Common Shares shall be issued or delivered upon the surrender for exchange of certificates pursuant to section
4.1 or 4.2 and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of CN or Newco. In lieu of any such fractional securities:

         (a) each Person otherwise entitled to a fractional interest in a CN Stapled Unit (comprising a fractional interest in a CN Voting Share and a fractional interest in a CN Exchangeable Share) will receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole units representing an accumulation of all fractional interests in CN Stapled Units to which all such Persons would otherwise be entitled. The Depositary will sell such CN Stapled Units on the TSE as soon as reasonably practicable following the Arrangement Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Persons otherwise entitled to receive fractional interests in CN Stapled Units; and

         (b) each Person otherwise entitled to a fractional interest in a Newco Stapled Unit (comprising a fractional interest in a CN Voting Share and a fractional interest in a Newco Common Share) will receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole units representing an accumulation of all fractional interests in Newco Stapled Units to which all such Persons would otherwise be entitled. The Depositary will sell such Newco Stapled Units on the NYSE as soon as reasonably practicable following the Arrangement Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among the Persons otherwise entitled to receive fractional interests in Newco Stapled Units.

                                  ARTICLE 5
        CERTAIN RIGHTS OF [NAR SUBCO] TO ACQUIRE CN EXCHANGEABLE SHARES

Section 5.1  [NAR Subco] Liquidation Call Right.

         (a) [NAR Subco] shall have the overriding right (the "Liquidation Call Right "), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of CN pursuant to Article
             5 of the CN Exchangeable Share Provisions, to purchase from all but not less than all of the holders of CN Stapled Units representing CN Exchangeable Shares (other than any holder which is an Affiliate of Newco as defined in the CN Exchangeable Share Provisions) on the Liquidation Date all but not less than all of the CN Exchangeable Shares held by each such holder on payment by [NAR Subco] of an amount per share (the "Liquidation Call
             Purchase Price ") equal to the Current Market Price of a Newco Stapled Unit on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by [NAR Subco] causing to be issued to such holder one Newco Common Share, and, to the extent not paid by CN, paid to such holder an additional amount equivalent to the full amount of all declared and unpaid dividends on each such CN Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of purchase by [NAR Subco] (the "Dividend Amount "). In the event of the exercise of the Liquidation Call Right by [NAR Subco], each holder shall be obligated to sell all the CN Exchangeable Shares represented by the CN Stapled Units held by such holder to [NAR Subco] on the Liquidation Date on payment by [NAR Subco] to such holder of the Liquidation Call Purchase Price for each such share, and CN shall have no obligation to redeem such shares so purchased by [NAR Subco].

         (b) To exercise the Liquidation Call Right, [NAR Subco] must notify CN's transfer agent (the "Transfer Agent "), as agent for the holders of CN Stapled Units representing CN Exchangeable Shares, and CN of [NAR

             Subco's] intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of CN and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of CN. The Transfer Agent will notify the holders of CN Stapled Units representing CN Exchangeable Shares as to whether or not [NAR Subco] has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by [NAR Subco]. If [NAR Subco] exercises the Liquidation Call Right, then on the Liquidation Date [NAR Subco] will purchase and the holders will sell all of the CN Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

         (c) For the purposes of completing the purchase of the CN Exchangeable Shares pursuant to the Liquidation Call Right, Newco and [NAR Subco] shall jointly cause to be deposited with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Newco Common Shares to which holders of CN Exchangeable Shares are entitled upon such exchange and a cheque or cheques of [NAR Subco] payable at par at any branch of the bankers of [NAR Subco] representing the aggregate Dividend Amount in payment of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.6 hereof. Provided that [NAR Subco] has complied with the immediately preceding sentence, on and after the Liquidation Date the rights of each holder of CN Stapled Units representing CN Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by [NAR Subco], together with the liquidation entitlement in respect of the CN Voting Shares represented thereby payable by CN, upon presentation and surrender by the holder of certificates for CN Stapled Units representing the CN Exchangeable Shares and CN Voting Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Newco Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a CN Stapled Unit certificate, together with such other documents and instruments as may be required to effect a transfer of CN Stapled Units under the CBCA and the by-laws of CN and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of [NAR Subco] shall deliver to such holder, certificates representing the Newco Common Shares to which the holder is entitled and a cheque or cheques of [NAR Subco] payable at par at any branch of the bankers of [NAR Subco] in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.6 hereof. If [NAR Subco] does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the CN Stapled Units representing the CN Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable in respect of the CN Exchangeable Shares by CN in connection with the liquidation, dissolution or winding-up of CN pursuant to Article 5 of the CN Exchangeable Share Provisions.

                                   ARTICLE 6
                                  AMENDMENTS

Section 6.1  Amendments to Plan of Arrangement.

         CN reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by BNSF, (iii) filed with the Court and, if made following the CN Shareholders Meeting, approved by the Court, and (iv) communicated to holders of CN Common Shares if and as required by the Court.

         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by CN at any time prior to the CN Shareholders Meeting (provided that BNSF shall have consented thereto) with or without any other prior notice or communication (all as may be required under the Interim Order), and if so proposed and accepted by the Persons voting at the CN Shareholders Meeting shall become part of this Plan of Arrangement for all purposes.

         Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the CN Shareholders Meeting shall be effective only if it is consented to by each of CN and BNSF.

                                  APPENDIX I

                          PROVISIONS ATTACHING TO THE
                               CN VOTING SHARES

         The CN Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.       No Dividends

1.1 The holders of CN Voting Shares, as such, shall not be entitled to receive any dividends.

2.       Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preference Shares, the CN Exchangeable Shares and of any other shares ranking senior to the CN Voting Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up but before any amount shall be paid to or any assets distributed among the holders of CN Limited Voting Equity Shares or the holders of any other class of shares of the Corporation ranking subordinate to the CN Voting Shares, the holders of the CN Voting Shares shall be entitled to receive the sum of [$0.05] per CN Voting Share. After payment to the holders of the CN Voting Shares of such amount, the holders of the CN Voting Shares shall not be entitled to share in any further distribution of the assets of the Corporation.

3.       Voting Rights

3.1 The holders of the CN Voting Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each CN Voting Share held at all meetings of the shareholders of the Corporation and on all matters voted on by shareholders of the Corporation, except for meetings at which and matters on which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

4.       Reciprocal Changes in respect of CN Exchangeable Shares

4.1      CN shall not:

         (a) subdivide, redivide or change the then outstanding CN Voting Shares into a greater number of CN Voting Shares; or

         (b) reduce, combine, consolidate or change the then outstanding CN Voting Shares into a lesser number of CN Voting Shares;

unless the same change shall simultaneously be made to the CN Exchangeable
Shares.

5.       Purchase for Cancellation

5.1 CN shall not purchase for cancellation any CN Voting Shares except in accordance with section 7.1 of the CN Exchangeable Share Provisions.

6.       Staple

6.1      Except as expressly provided in the Plan of Arrangement and in this section 6.1, no CN Voting Share shall be or shall be capable of being issued, transferred, transmitted or otherwise alienated or disposed of separately from and otherwise than as part of either: (i) a CN Stapled Unit comprised of an equal number of CN Voting Shares and CN Exchangeable Shares, or (ii) a Newco Stapled Unit comprised of an equal number of CN Voting Shares and Newco Common Shares. Notwithstanding the foregoing, the following issuances and transfers of CN Voting Shares otherwise than as part of a CN Stapled Unit or Newco Stapled Unit are hereby expressly permitted:

          (i) the issuances of CN Voting Shares provided in Section 2.2 of the Plan of Arrangement;

         (ii) [NTD - other?]

Without limiting the generality of the foregoing, CN shall be entitled to treat the registered holder of CN Stapled Units (or, subject to such Person furnishing such information as is described in subsection 77(4) of the CBCA or any replacement or successor provision therefor, the executor, administrator, heir or legal representative of the heirs, of the estate of a deceased holder, a guardian, committee, trustee, curator or tutor representing a holder who is an infant, an incompetent person or a missing person, or a liquidator of or a trustee in bankruptcy for a holder) as the owner exclusively entitled to vote, to receive notices and otherwise to exercise all the rights and powers of the owner of the CN Voting Shares represented by such CN Stapled Unit. For purposes of establishing and maintaining the share register for the outstanding CN Voting Shares, CN and its Transfer Agent shall and shall be entitled at all times (subject only to the exercise of the Liquidation Call Right) to treat each registered holder of CN Stapled Units and of Newco Stapled Units as the registered holder of a number of CN Voting Shares equal to the aggregate number of CN Stapled Units and Newco Stapled Units held by such Person. A CN Stapled Unit certificate or a Newco Stapled Unit certificate, as applicable, shall be the security certificate, and the only security certificate, that a holder of CN Voting Shares shall be entitled to receive in respect of his or her holding of CN Voting Shares pursuant to the CBCA or otherwise.

                                  APPENDIX II
                          PROVISIONS ATTACHING TO THE
                            CN EXCHANGEABLE SHARES

         The CN Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

                                  ARTICLE 1
                                INTERPRETATION

Section 1.1  For the purposes of these share provisions:

"Affiliate" means an affiliated body corporate within the meaning of the CBCA.

"associate" has the meaning ascribed thereto in Exhibit "I".

"Automatic Exchange Right" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

"Board of Directors" means the board of directors of the Corporation.

"Business Day" means any day on which commercial banks are generally open for business in New York, New York and Montreal, Quebec other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under the laws of the Province of Quebec or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

"CN Exchangeable Shares" mean the non-voting exchangeable shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein.

"CN Limited Voting Equity Share" means a limited voting equity share in the capital of the Corporation.

"CN Stapled Unit" means a unit comprised of one CN Voting Share and one CN Exchangeable Share, which unit does not constitute a security independent of the shares it represents.

"CN Voting Share" means a voting share in the capital of the Corporation.

"Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying:

         (a) the Foreign Currency Amount by,

         (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

"Co-operation Agreement" means that certain Co-operation Agreement between Newco, [NAR Subco] and the Corporation, to be entered into in connection with the Plan of Arrangement.

"Corporation" means Canadian National Railway Company.

"Current Market Price" means, in respect of a Newco Stapled Unit on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Newco Stapled Units during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the Newco Stapled Units are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the Newco Stapled Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Newco Stapled Units during such period does not create a market which reflects the fair market value of a Newco Stapled Unit, then the Current Market Price of a Newco Stapled Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

"Dividend Amount" has the meaning ascribed thereto in section 6.3 of these share provisions.

"Exchange Right" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

"ITA" means the Income Tax Act (Canada).

"Liquidation Amount" has the meaning ascribed thereto in section 5.1 of these share provisions.

"Liquidation Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

"Liquidation Date" has the meaning ascribed thereto in section 5.1 of these share provisions.

"Maximum Individual Holdings" has the meaning ascribed thereto in Exhibit "I".

["NAR Subco" means [], an unlimited liability company existing under the laws of the Province of Nova Scotia and a wholly-owned subsidiary of Newco.]

"Newco" means North American Railways, Inc., a corporation existing under the laws of the State of Delaware, and any successor corporation thereto.

"Newco Common Shares" mean the shares of common stock in the capital of Newco, and any other securities into which such shares may be changed.

"Newco Dividend Declaration Date" means the date on which the Board of Directors of Newco declares any dividend on the Newco Common Shares.

"Newco [NAR Subco] Call Notice" has the meaning ascribed thereto in section
6.3 of these share provisions.

"Newco Stapled Unit" means a unit comprised of one CN Voting Share and one Newco Common Share, which unit does not constitute a security independent of the shares it represents.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status; provided that for purposes of section 3.7 and Article 14, "person" has the meaning ascribed thereto in Exhibit "I".

"Plan of Arrangement" means the plan of arrangement relating to the arrangement of CN under section 192 of the Canada Business Corporations Act, to which plan these share provisions are attached as Appendix II.

"Preference Shares" means the Class A Preferred Shares and Class B Preferred Shares in the capital of the Corporation.

"Purchase Price" has the meaning ascribed thereto in section 6.3 of these share provisions.

"Retracted Shares" has the meaning ascribed thereto in paragraph 6.1(a) of these share provisions.

"Retraction Call Right" has the meaning ascribed thereto in paragraph 6.1(c) of these share provisions.

"Retraction Date" has the meaning ascribed thereto in paragraph 6.1(b) of these share provisions.

"Retraction Price" has the meaning ascribed thereto in section 6.1 of these share provisions.

"Retraction Request" has the meaning ascribed thereto in section 6.1 of these share provisions.

"Transfer Agent" means The Trust Company of the Bank of Montreal or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares.

"Trustee" means the trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

"Voting and Exchange Trust Agreement" means that certain Voting and Exchange Trust Agreement among Newco, [NAR Subco], the Corporation and the Trustee, to be entered into in connection with the Plan of Arrangement.

"voting shares" has the meaning ascribed thereto in Exhibit "I".

                                  ARTICLE 2
                       RANKING OF CN EXCHANGEABLE SHARES

Section 2.1 Subject to the prior rights of the holders of the Preference Shares, the CN Exchangeable Shares shall be entitled to a preference over and shall rank in priority to the CN Limited Voting Equity Shares, the CN Voting Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding up its affairs.

                                   ARTICLE 3
                                   DIVIDENDS

Section 3.1 A holder of a CN Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Newco Dividend Declaration Date, declare a dividend or other distribution on each CN Exchangeable Share: (a) in the case of a cash dividend declared on the Newco Common Shares, in an amount in cash for each CN Exchangeable Share in U.S. dollars, or the Canadian Dollar Equivalent thereof on the Newco Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each Newco Common Share;

         (b) in the case of a stock dividend declared on the Newco Common Shares to be paid in Newco Common Shares and CN Voting Shares represented by Newco Stapled Units, in such number of CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units for each CN Exchangeable Share as is equal to the number of Newco Common Shares and CN Voting Shares represented by Newco Stapled Units to be paid on each Newco Common Share unless, in lieu of such stock dividend, CN elects to effect a corresponding and contemporaneous subdivision of the outstanding CN Exchangeable Shares and CN Voting Shares; or

         (c) in the case of a dividend or other distribution of rights, options or warrants to subscribe for or purchase Newco Common Shares and CN Voting Shares represented by Newco Stapled Units (a "Newco Right"), in such number of rights, options or warrants to subscribe for or purchase CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units (a "CN Right") for each CN Exchangeable Share as is equal to the number of Newco Rights to be paid or distributed on each Newco Common Share provided that such CN Rights shall have the same subscription or exercise price (or the Canadian Dollar Equivalent thereof) as the Newco Rights and otherwise be on the same terms as the Newco Rights.

         (d) in the case of a dividend or other distribution declared on the Newco Common Shares in property other than cash, Newco Stapled Units or Newco Rights, in such type and amount of property for each CN Exchangeable Share as is the same as or corresponds to or, in the event that it is not reasonably practicable in accordance with applicable legal requirements as determined by the Board of Directors to declare and pay the same or a corresponding dividend or other distribution, as is economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.5 hereof) the type and amount of property declared as a dividend on each Newco Common Share.

Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Section 3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by paragraph 3.1(a) hereof and the sending of such a cheque to the holder of a CN Stapled Unit of which such CN Exchangeable Share forms part shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of CN Stapled Units of which the CN Exchangeable Share forms a part shall be issued or transferred in respect of any stock dividends or distributions of CN Rights contemplated by paragraph 3.1(b) or 3.1(c) hereof and the sending of such a certificate to the holder of a CN Stapled Unit shall satisfy the stock dividend or CN Rights distribution represented thereby. Such other type and amount of property in respect of any dividends contemplated by paragraph 3.1(d) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of a CN Stapled Unit shall satisfy the dividend represented thereby. No holder of a CN Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

Section 3.3 The record date for the determination of the holders of CN Stapled Units entitled to receive payment of, and the payment date for, any dividend declared on the CN Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Newco Common Shares.

Section 3.4 If on any payment date for any dividends declared on the CN Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the CN Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

Section 3.5 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of paragraphs 3.1(d),
10.1 and 10.2 hereof, and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors may, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

         (a) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Newco Common Share and the current market value (as determined by the Board of Directors in the manner above contemplated) of a Newco Stapled Unit; and

         (b) the general taxation consequences of the relevant event to holders of CN Stapled Units to the extent that such consequences may differ from the taxation consequences to holders of Newco Stapled Units as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of CN Stapled Units).

         For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the average of the closing trading or bid and ask prices of such security during a period of not less than 20 consecutive trading days ending not more than three trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such determination by the Board of Directors shall be conclusive and binding on the Corporation and its shareholders.

Section 3.6 CN and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of CN Stapled Units representing CN Exchangeable Shares such amounts as CN or the Transfer Agent is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, CN and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to CN or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and CN or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 3.7 Notwithstanding the foregoing provisions of this Article 3, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person holding CN Stapled Units together with his or her associates exceeds the Maximum Individual Holdings, the percentage of any and all dividends attributable to the CN Exchangeable Shares comprising the CN Stapled Units resulting in such person exceeding the Maximum Individual Holding shall be forfeited and the amount of the dividend so forfeited shall not become payable thereafter to any person for any reason whatsoever provided that notwithstanding any other provision of this Article 3:

         (a) the directors of CN may determine to pay a dividend to or to make any other distribution on CN Exchangeable Shares that would otherwise be prohibited hereby where the contravention of the Maximum Individual Holdings that gave rise to such prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

         (b) where a dividend has not been paid or any other distribution has not been made on CN Exchangeable Shares comprising CN Stapled Units held by a person as a result of a directors' determination of a contravention of the Maximum Individual Holdings, the directors of CN shall declare and pay the dividend or make the distribution to the relevant person if they subsequently determine that no such contravention occurred.

                                   ARTICLE 4
                             CERTAIN RESTRICTIONS

Section 4.1 So long as any of the CN Exchangeable Shares are outstanding unless all dividends on the outstanding CN Exchangeable Shares corresponding to dividends declared and paid to date on the Newco Common Shares shall have been declared and paid on the CN Exchangeable Shares as provided in Article 3, the

Corporation shall not at any time without, but may at any time with, the approval of the holders of the CN Exchangeable Shares given as specified in section 9.2 of these share provisions:

         (a) pay any dividends on the CN Limited Voting Equity Shares or any other shares ranking junior to the CN Exchangeable Shares, other than stock dividends payable in CN Limited Voting Equity Shares or any such other shares ranking junior to the CN Exchangeable Shares, as the case may be;

         (b) redeem or purchase or make any capital distribution in respect of CN Limited Voting Equity Shares or any other shares ranking junior to the CN Exchangeable Shares;

         (c) redeem or purchase any other shares of the Corporation ranking equally with the CN Exchangeable Shares with respect to the payment of dividends or on dissolution, liquidation or winding-up; or

         (d) Issue any CN Exchangeable Shares or any other shares of the Corporation ranking equally with, or superior to, the CN Exchangeable Shares other than by way of stock dividends of CN Stapled Units to the holders of such CN Exchangeable Shares.

Section 4.2 Except as expressly provided in the Plan of Arrangement and in this section 4.2, no CN Exchangeable Share shall be or shall be capable of being issued, transferred, transmitted or otherwise alienated or disposed of separately from and otherwise than as part of a CN Stapled Unit comprised of an equal number of CN Voting Shares and CN Exchangeable Shares. Notwithstanding the foregoing, the following issuances and transfers of CN Exchangeable Shares otherwise than as part of a CN Stapled Unit are hereby expressly permitted:

             (i) the issuances of CN Exchangeable Shares provided in Section 2.2 of the Plan of Arrangement;

            (ii) the transfers of CN Exchangeable Shares to Newco [NAR Subco]
                 and the conversion thereof to CN Limited Voting Equity Shares provided in Section 2.2 of the Plan of Arrangement;

           (iii) the redemption of CN Exchangeable Shares by CN upon a retraction of the CN Exchangeable Shares in accordance with these share provisions;

            (iv) the transfer of CN Exchangeable Shares to [NAR Subco and/or]
                 Newco, as applicable, pursuant to its exercise or deemed exercise of a Retraction Call Right, the Liquidation Call Right, the Exchange Right or the Automatic Exchange Rights in accordance with these share provisions, the Plan of Arrangement and/or the Voting and Exchange Trust Agreement, as applicable.

             (v) [NTD - other?]

Without limiting the generality of the foregoing, CN shall be entitled to treat the registered holder of CN Stapled Units (or, subject to such Person furnishing such information as is described in subsection 77(4) of the CBCA or any replacement or successor provision therefor, the executor, administrator, heir or legal representative of the heirs, of the estate of a deceased holder, a guardian, committee, trustee, curator or tutor representing a holder who is an infant, an incompetent person or a missing person, or a liquidator of or a trustee in bankruptcy for a holder) as the owner exclusively entitled to vote, to receive notices, to receive dividends or other payments in respect of and otherwise to exercise all the rights and powers of the owner of the CN Exchangeable Shares represented by such CN Stapled Unit. For purposes of establishing and maintaining the share register for the outstanding CN Exchangeable Shares, CN and its Transfer Agent shall and shall be entitled, at all times (subject only to the Liquidation Call Right, the Exchange Right and the Automatic Exchange Rights and except where a holder of CN Stapled Units representing CN Exchangeable Shares has submitted a Retraction Request in respect of CN Exchangeable Shares represented by such CN Stapled Unit certificate) to treat each registered holder of CN Stapled Units as the registered holder of a number of CN Exchangeable Shares equal to the number of CN Stapled Units held by such Person. A CN Stapled Unit certificate shall be the security certificate, and the only security certificate, that a holder of CN Exchangeable Shares shall be entitled to receive in respect of his or her holding of CN Exchangeable Shares pursuant to the CBCA or otherwise.

                                    ARTICLE 5
                          DISTRIBUTION ON LIQUIDATION

Section 5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the exercise by Newco [NAR Subco] of the Liquidation Call Right, a holder of CN Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each CN Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the CN Voting Shares, the CN Limited Voting Equity Shares or any other shares ranking junior to the CN Exchangeable Shares, an amount per share equal to the Current Market Price of a Newco Stapled Unit on the last Business Day prior to the Liquidation Date (the "Liquidation Amount"), which shall be satisfied in full by the Corporation causing to be delivered to such holder one Newco Common Share, together with all declared and unpaid dividends on each such CN Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

Section 5.2 On or promptly after the Liquidation Date, and subject to the exercise by Newco [NAR Subco] of the Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the CN Exchangeable Shares the Liquidation Amount for each such CN Exchangeable Share upon presentation and surrender of the certificates representing the CN Stapled Units, together with such other documents and instruments as may be required to effect a transfer of CN Exchangeable Shares under the Canada Business Corporations Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the CN Exchangeable Shares. Payment of the total Liquidation Amount for such CN Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the CN Stapled Units or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the CN Stapled Units, on behalf of the Corporation of certificates representing Newco Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom). On and after the Liquidation Date, the holders of the CN Exchangeable Shares shall cease to be holders of such CN Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such CN Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the CN Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of CN Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such CN Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the CN Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Newco Common Shares delivered to them or the custodian on their behalf.

Section 5.3 After the Corporation has satisfied its obligations to pay the holders of the CN Exchangeable Shares the Liquidation Amount per CN Exchangeable Share pursuant to section [5.1] of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

                                    ARTICLE 6
                  RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

Section 6.1 A holder of CN Exchangeable Shares shall be entitled at any time, subject to the exercise by Newco [NAR Subco] of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the CN Exchangeable Shares registered in the name of such holder for an amount per share equal to the Current Market Price of a Newco Stapled Unit on the last Business Day prior to the Retraction Date (the "Retraction Price"), which shall be satisfied in full by the Corporation causing to be issued to such holder one Newco Common Share for each CN Exchangeable Share presented and surrendered by the holder, together with, on the payment date therefor, the full amount of all declared and unpaid dividends on any such CN Exchangeable Share held by such holder on any dividend record date which occurred prior to the Retraction Date. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of CN Stapled Units the certificate or certificates representing the CN Stapled Units in respect of which the holder desires to have the Corporation redeem the CN Exchangeable Shares forming part thereof, together with such other documents and instruments as may be required to effect a transfer of CN Stapled Units under the Canada Business Corporations Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

         (a) specifying that the holder desires to have all or any number specified therein of the CN Exchangeable Shares represented by such CN

             Stapled Unit certificate or certificates (the "Retracted Shares") redeemed by the Corporation;

         (b) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Corporation; and

         (c) acknowledging the overriding right (the "Retraction Call Right") of Newco [NAR Subco] to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Newco [NAR Subco] in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 below.

Section 6.2 Subject to the exercise by Newco [NAR Subco] of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 6.1 hereof of a CN Stapled Unit certificate or certificates representing the number of CN Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares, provided that all declared and unpaid dividends for which the record date has occurred prior to the Retraction Date shall be paid on the payment date for such dividends. If only a part of the CN Exchangeable Shares represented by any CN Stapled Unit certificate is redeemed (or purchased by Newco [NAR Subco] pursuant to the Retraction Call Right), a new certificate for the balance of such CN Stapled Units shall be issued to the holder at the expense of the Corporation.

Section 6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Newco [and NAR Subco] thereof. In order to exercise the Retraction Call Right, Newco [NAR Subco] must notify the Corporation of its determination to do so (the "Newco [NAR Subco] Call Notice") within five Business Days of notification to Newco [NAR Subco] by the Corporation of the receipt by the Corporation of the Retraction Request. If Newco [NAR Subco] does not so notify the Corporation within such five Business Day period, the Corporation will notify the holder as soon as possible thereafter that Newco [NAR Subco] will not exercise the Retraction Call Right. If Newco [NAR Subco] delivers the Newco [NAR Subco] Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Newco [NAR Subco] in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Newco [NAR Subco] shall purchase from such holder and such holder shall sell to Newco [NAR Subco] on the Retraction Date the Retracted Shares for a purchase price (the "Purchase Price") per share equal to the Retraction Price per share, plus, on the designated payment date therefor, to the extent not paid by the Corporation on the designated payment date therefor, an additional amount equivalent to the full amount of all declared and unpaid dividends on those Retracted Shares held by such holder on any dividend record date which occurred prior to the Retraction Date (the "Dividend Amount"). For the purposes of completing a purchase pursuant to the Retraction Call Right, Newco, [NAR Subco] and the Corporation shall jointly cause to be deposited with the Transfer Agent, on or before the Retraction Date, certificates representing the requisite number of Newco Stapled Units and a cheque or cheques of Newco [NAR Subco] payable at par at any branch of the bankers of Newco [NAR Subco] representing the aggregate Dividend Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that Newco [and NAR Subco] have complied with the immediately preceding sentence, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Newco [NAR Subco] does not deliver a Newco [NAR Subco] Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this
Article 6.

Section 6.4 The Corporation, Newco [or NAR Subco], as applicable, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the CN Stapled Units comprising such CN Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of CN Stapled Units, certificates representing the requisite number of Newco Stapled Units (the Newco Common Shares included in which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Corporation or Newco [NAR Subco], as applicable, representing the aggregate Dividend Amount in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates and cheques on behalf of the Corporation or by Newco [NAR Subco], as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

Section 6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Newco [NAR Subco] shall thereafter be considered and deemed for all purposes to be a holder of the Newco Common Shares represented by the Newco Stapled Unit certificates delivered to such holder.

Section 6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Newco [NAR Subco] shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new CN Stapled Unit certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 6.2 hereof together with a corresponding number of CN Voting Shares. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have instructed the Trustee to require Newco [NAR Subco] to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Newco [NAR Subco] to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

Section 6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Newco [NAR Subco] shall be deemed to have been revoked.

                                    ARTICLE 7
                           PURCHASE FOR CANCELLATION

Section 7.1 Subject to applicable law and the articles of the Corporation, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding CN Exchangeable Shares together with a corresponding number of CN Voting Shares at any price by tender to all the holders of record of CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units then outstanding or through the facilities of any stock exchange on which the CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units are listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this section 7.1, more CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units tendered at the price at which more CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units tendered at lower prices. If part only of the CN Exchangeable Shares and CN Voting Shares represented by CN Stapled Units represented by any certificate shall be purchased, a new certificate for CN Stapled Units representing the balance of such CN Exchangeable Shares and CN Voting Shares not purchased shall be issued at the expense of the Corporation.

                                   ARTICLE 8
                                 VOTING RIGHTS

Section 8.1 Except as required by applicable law and by Article 10 hereof, the holders of the CN Exchangeable Shares, as such, shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE 9
                            AMENDMENT AND APPROVAL

Section 9.1 The rights, privileges, restrictions and conditions attaching to the CN Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the CN Exchangeable Shares given as hereinafter specified.

Section 9.2 In addition to any other approval required by the CBCA or other applicable law, any approval given by the holders of the CN Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the CN Exchangeable Shares or any other matter requiring the approval or consent of the holders of the CN Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (excluding any votes cast on such resolution in respect of CN Exchangeable Shares held by or on behalf of CN, Newco, [NAR Subco] or any of their respective Affiliates) at a meeting of holders of CN Exchangeable Shares duly called and held in accordance with the By-laws of the Corporation.

                                   ARTICLE 10
          RECIPROCAL CHANGES, ETC. IN RESPECT OF Newco COMMON SHARES

Section 10.1 Each holder of a CN Exchangeable Share acknowledges that the Co-operation Agreement provides, in part, that Newco will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 9.2of these share provisions:

         (a) issue or distribute Newco Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Newco Common Shares) to the holders of all or substantially all of the then outstanding Newco Common Shares by way of stock dividend or other distribution, other than an issue of Newco Common Shares to holders of Newco Common Shares who exercise an option to receive dividends in Newco Common Shares represented by Newco Stapled Units in lieu of receiving cash dividends;

         (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Newco Common Shares entitling them to subscribe for or to purchase Newco Common Shares and CN Voting Shares represented by Newco Stapled Units; or

         (c) issue or distribute to the holders of all or substantially all of the then outstanding Newco Common Shares:

               (i) shares or securities of Newco of any class other than Newco Common Shares;

              (ii)   rights, options or warrants other than those referred to in section 10.1(b) above;

             (iii)   evidences of indebtedness of Newco; or

              (iv)   assets of Newco,

unless, in the case of paragraphs 10.1(a) and (b) above a corresponding issue or distribution of CN Exchangeable Shares and CN Voting Shares comprising CN Stapled Units or CN Rights complying with the requirements of paragraphs 3.1(b) or (c), as applicable, is made or, in the case of paragraph 10.1(c), the economic equivalent on a per share basis of such other shares or securities, rights, options, warrants, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the CN Exchangeable Shares or unless, in the case of a stock dividend payable in Newco Common Shares represented by Newco Stapled Units, in lieu of such a stock dividend the Corporation effects a corresponding and contemporaneous subdivision of the outstanding CN Exchangeable Shares and CN Voting Shares.

Section 10.2 Each holder of a CN Exchangeable Share acknowledges that the Co-operation Agreement further provides, in part, that Newco will not without the prior approval of the Corporation and the prior approval of the holders of the CN Exchangeable Shares given in accordance with section 9.2 of these share provisions:

         (a) subdivide, redivide or change the then outstanding Newco Common Shares into a greater number of Newco Common Shares;

         (b) reduce, combine, consolidate or change the then outstanding Newco Common Shares into a lesser number of Newco Common Shares; or

         (c) reclassify or otherwise change the Newco Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Newco Common Shares,

unless the same in the case of paragraph [(a) and (b)] above or, in the case of paragraph [(c)] above, the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the CN Exchangeable Shares and the CN Voting Shares. The Co-operation Agreement further provides, in part, that the aforesaid provisions of the Co-operation Agreement shall not be changed without the approval of the holders of the CN Exchangeable Shares given in accordance with section 9.2 of these share provisions.

Section 10.3 The Corporation shall not:

         (a) subdivide, redivide or change the then outstanding CN Exchangeable Shares into a greater number of CN Exchangeable Shares; or

         (b) reduce, combine, consolidate or change the then outstanding CN Exchangeable Shares into a lesser number of CN Exchangeable Shares;

unless the same change shall simultaneously be made to the CN Voting Shares.

                                   ARTICLE 11
            ACTIONS BY THE CORPORATION UNDER Co-operation AGREEMENT

Section 11.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Newco, [NAR Subco] and the Corporation with all provisions of the Co-operation Agreement applicable to Newco, [NAR Subco] and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

                                   ARTICLE 12
                              LEGEND; CALL RIGHTS

Section 12.1 The certificates evidencing the CN Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Co-operation Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange right thereunder).

Section 12.2 Each holder of a CN Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right and the Retraction Call Right, in each case, in favour of Newco [NAR Subco], and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction of CN Exchangeable Shares, as the case may be, and to be bound thereby in favour of Newco [NAR Subco] as therein provided.

                                   ARTICLE 13
                             AUTOMATIC CONVERSION

Section 13.1 Immediately upon the acquisition by [NAR Subco] or Newco of any CN Exchangeable Shares pursuant to any exercise of the Liquidation Call Right, the Exchange Right, the Retraction Call Right or the Automatic Exchange Rights, each CN Exchangeable Share so acquired shall automatically convert into and become, and shall be deemed for all purposes to have converted into and become, without any further act or formality, one (1) CN Limited Voting Equity Share and any and all CN Stapled Unit certificates delivered in connection therewith shall be surrendered to the Corporation and CN shall issue to [NAR Subco] or Newco, as applicable, a certificate or certificates representing the CN Limited Voting Equity Shares to which [NAR Subco] or Newco, as applicable, is entitled upon such conversion.

                                   ARTICLE 14
                              REDEMPTION AND SALE

Section 14.1 The Corporation may for the purpose of enforcing the constraint imposed upon any voting shares pursuant to section 2 of Exhibit "I", redeem any

CN Exchangeable Shares comprising CN Stapled Units which represent voting shares that are owned, or that the directors determine may be owned, by any person or persons contrary to such constraint, upon payment to the holder thereof of the sum of $0.01 per share plus the net proceeds of sale, if any, from the reissue and sale of an equal number of CN Stapled Units representing CN Exchangeable Shares and CN Voting Shares. Such redemption, reissuance and sale shall be conducted in accordance with the procedures set forth in Part VI of the CBCA and Part VII of the CBCA Regulations, with necessary modifications, as if such provisions applied to the redemption, reissuance and sale of such CN Exchangeable Shares and the net proceeds of such reissuance and sale shall be remitted to the person or persons entitled thereto in accordance with such provisions.

                                  ARTICLE 15
                                    NOTICES

Section 15.1 Any notice, request or other communication to be given to the Corporation by a holder of CN Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of []. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

Section 15.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing CN Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction of CN Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of [] of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

Section 15.3 Any notice, request or other communication to be given to a holder of CN Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder of the corresponding CN Stapled Units recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of CN Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

                                  SCHEDULE A

                             NOTICE OF RETRACTION

To Canadian National Railway Company ("CN") and
         North American Railways, Inc. [NAR Subco] ("Newco [NAR Subco]")

         This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the CN Exchangeable Shares of CN represented by this CN Stapled Unit certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

         The undersigned hereby notifies CN that, subject to the Retraction Call Right referred to below, the undersigned desires to have CN redeem in accordance with Article 6 of the Share Provisions:

         [ ] all CN Exchangeable Share(s) represented by this CN Stapled Unit certificate; or

         [ ]     CN Exchangeable Share(s) only.

         The undersigned hereby notifies CN that the Retraction Date shall be
_______________.

NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by CN. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by CN.

         The undersigned acknowledges the overriding Retraction Call Right of Newco [NAR Subco] to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retractable Shares to Newco [NAR Subco] in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in section 6.3 of the Share Provisions. This notice of retraction, and this offer to sell the Retracted Shares to Newco [NAR Subco] may be revoked and withdrawn by the undersigned only by notice in writing given to CN at any time before the close of business on the Business Day immediately preceding the Retraction Date.

         The undersigned acknowledges that if, as a result of solvency provisions of applicable law, CN is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Newco [NAR Subco] to purchase the unredeemed Retracted Shares.

         The undersigned hereby represents and warrants to Newco [NAR Subco] and CN that the undersigned:

         [ ] is

                  (select one)

         [ ] is not

a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

         The undersigned hereby represents and warrants to Newco [NAR Subco] and CN that the undersigned has good title to, and owns, the share(s) represented by this CN Stapled Unit certificate to be acquired by Newco [NAR Subco] or CN, as the case may be, free and clear of all liens, claims and encumbrances.


--------------------   ------------------------------  -------------------------
      (Date)             (Signature of Shareholder)     (Guarantee of Signature)

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of CN and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:
     ----------------------------------

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print):
                                                         -----------------------

Street Address or P.O. Box:
                           -----------------------------------------------------

Signature of Shareholder:
                         -------------------------------------------------------

City, Province and Postal Code:
                               -------------------------------------------------

Signature Guaranteed by:
                        --------------------------------------------------------

NOTE: If this notice of retraction is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of CN represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of CN, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

                                 APPENDIX III

                          PROVISIONS ATTACHING TO THE
                        CN LIMITED VOTING EQUITY SHARES

         The CN Limited Voting Equity Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.       Dividends

1.1 Subject to the rights, privileges, restrictions and conditions attaching to the CN Exchangeable Shares, the Preference Shares and to the shares of any other class of the Corporation ranking prior to the CN Limited Voting Equity Shares, the holders of the CN Limited Voting Equity Shares shall be entitled, in the discretion of the directors, to receive, out of amounts applicable to the payment of dividends, any dividends declared and payable by the Corporation on the CN Limited Voting Equity Shares.

2.       Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preference Shares, the CN Exchangeable Shares, the CN Voting Shares and any other shares ranking senior to the CN Limited Voting Equity Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the CN Limited Voting Equity Shares shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.       Limited Voting Rights

3.1 The holders of the CN Limited Voting Equity Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to a number of votes equal, in the aggregate, to the Applicable Number (and equal, per CN Limited Voting Equity Share, to the Applicable Number divided by the number of then outstanding CN Limited Voting Equity Shares) at any such meeting and on any matter voted on at such meeting, except for meetings at which and matters on which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. For these purposes, the Applicable Number shall be a number of votes equal to [ten and one-tenth per cent (10.1%)] of the total number of votes entitled to be cast by the holders of the outstanding CN Voting Shares and the holders of the CN Limited

Voting Equity Shares at such meeting and on such matter calculated in accordance with the following formula:

         AN  = Applicable Number
         NVS = Number of votes attached to outstanding CN Voting Shares

         AN  = NVS
               ---
                8.[] [NTD: number to produce 10.1%]

                                  APPENDIX IV

                        AMENDMENTS TO THE BY-LAWS OF CN



         The English language version of By-Law No.1 of CN shall be amended as follows with a corresponding amendment to be made to the French language version:

1.       Additional Definitions

         Section 1.1 of the By-Law is amended by inserting, in appropriate alphabetical order, the following additional defined terms:

         ""annual meeting of shareholders" means an annual meeting of shareholders entitled to vote to elect, and which is held to elect, the directors of the Corporation;

         "share certificate" includes a unit certificate representing voting shares and non-voting exchangeable preferred shares which may not be transferred, transmitted, alienated or otherwise disposed of separately except as provided in the articles;

         "voting shares" has the meaning ascribed to such term in the CN Commercialization Act and "voting shareholders" has a correlative meaning;"

2.       Amendment to Definitions

         The definition of the term "articles" in section 1.1 of the By-Law shall be replaced with the following definition:

         ""articles" means the articles of arrangement attached to the certificate of arrangement dated [] of the Corporation as from time to time amended or restated;"

3.       References to Voting Shares

         Section 4.3 of the By-Law is amended by deleting the reference to "shareholders" in the third to last sentence thereof and replacing it with the term "voting shareholders". Section 4.4 of the By-Law is amended by deleting the reference to "shareholders" in such section and replacing it with the term "voting shareholders". Section 4.6 of the By-Law is amended by deleting the reference to

"shareholders" in the second sentence thereof and replacing it with the term "voting shareholders".

                                      -2-
                                  EXHIBIT "I"

1.       Definitions

1.1 For the purpose of this Exhibit "I", the following terms have the following meanings:

         "Act" means An Act to provide for the continuance of the Canadian National Railway Company under the Canada Business Corporations Act and for the issuance and sale of shares of the Company to the public, S.C. 1995, c.24 enacted on July 13, 1995;

         "Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

         "associate" has the meaning set out in Section 6 of this Exhibit "I";

         "CBCA Regulations" means the Canada Business Corporations Regulations;

         "control" has the meaning set out in Section 7 of this Exhibit "I";

         "corporation" includes a body corporate, partnership and unincorporated organization;

         "Maximum Individual Holdings" means voting shares to which are attached fifteen percent (15%) of the Aggregate Votes;

         "Minister" means the Minister of Transport or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the Act;

         "Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of shareholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation (but does not include the right to receive proceeds of sale pursuant to Section 5 of this Exhibit "I");

         "person" includes an individual, corporation, government, government agency, trustee, executor, administrator and other legal representative; and

         "voting share" means a share of the Corporation carrying voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

1.2 All terms used in this Exhibit "I" which are not defined in these Articles of Arrangement but are defined in the Act or the CBCA have the meaning ascribed thereto in the Act or the CBCA respectively, provided that in the event of any inconsistency between a definition contained in the Act and a definition contained in the CBCA, the definition contained in the Act shall prevail. Any provision of this Exhibit "I" which may be read in a manner that is inconsistent with the Act shall be read so as to be consistent therewith.

2.       Constraints on Issue and Transfer

         The Corporation shall not:

         (a) accept any subscription for its voting shares;

         (b) issue any of its voting shares; or

         (c) register or otherwise recognize the transfer of any of its voting shares;

if, as a result of such subscription, issue, transfer, purchase or acquisition, voting shares to which are attached more than fifteen percent (15%) of the Aggregate Votes are or would be held, beneficially owned or controlled, directly or indirectly, by any one person together with the associates of such person.

3.       Constraints on Ownership Rights

         No person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than fifteen (15%) of the Aggregate Votes. Subject to Subsections 4.1 and 4.2, the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, in excess of the permitted Maximum Individual Holdings by any person, together with such person's associates.

4.       Limitation on Voting Rights and dividend forfeiture

4.1 Where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds the Maximum Individual Holdings, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. If the Corporation redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the Maximum Individual Holdings are, after such action, in contravention, then, notwithstanding any other provision of this Exhibit "I", the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in accordance with the Maximum Individual Holdings.

4.2 Where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds the Maximum Individual Holdings, the percentage of any and all dividends attributable to the percentage of voting shares exceeding the Maximum Individual Holding shall be forfeited including any cumulative dividend and the amount of dividend so forfeited shall not become payable thereafter to any person for any reason whatsoever provided that notwithstanding any other provision of this Exhibit "I":

         (a) the directors of the Corporation may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Exhibit "I" where the contravention of the Maximum Individual Holdings that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

         (b) where a dividend has not been paid or any other distribution has not been made on voting shares of a person as a result of a directors' determination of a contravention of the Maximum Individual Holdings, the directors of the Corporation shall declare and pay the dividend or make the distribution to the relevant person if they subsequently determine that no such contravention occurred.

4.3 Notwithstanding any other provision of this Exhibit "I", a contravention of the Maximum Individual Holdings shall have no consequences except those that are expressly provided for in this Exhibit "I". For greater certainty but without limiting the generally of the foregoing:

         (a) no transfer, issue or ownership of, and no title to, voting shares;

         (b) no resolution of shareholders; and

         (c) no act of the Corporation, including any transfer of property to or by the Corporation;

shall be invalid or otherwise affected by any contravention of the Maximum Individual Holdings.

5.       Sale of Constrained Shares

         Without limiting any of the provisions of this Exhibit "I" the Corporation (but subject to Subsection 4.1) may, for the purposes of enforcing any constraint imposed pursuant to Section 2 above, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint. Such sale shall be conducted in accordance with the procedures set forth in
Part VI of the CBCA and Part VII of the CBCA Regulations with necessary modifications, as if such provisions applied to the sale of such voting shares and the net proceeds of sale thereof shall be remitted to the person or persons entitled thereto in accordance with such provisions.

6.       Associates

6.1 For the purposes of this Exhibit "I", a person is an associate of another person if:

         (a) one is a corporation of which the other is an officer or director;

         (b) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

         (c) one is a partnership  of which the other is a partner;

         (d) one is a trust of which the other is a trustee;

         (e) both are corporations controlled by the same person;

         (f) both are members of a voting trust that relates to voting shares;

         (g) both, in the reasonable opinion of the directors of the Corporation, are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation or are otherwise acting in concert with respect to those interests; or

         (h) both are at the same time associates, within the meaning of any of paragraphs (a) to (g), of the same person.

6.2      Notwithstanding Subsection 6.1, for the purposes of this section,

         (a) where a person who, but for this Subsection 6.2, would be an associate of another person submits to the Corporation a statutory declaration or such other declaration required by the directors stating that:

              (i) no voting shares held or to be held by the declarant are or will be, to the declarant's knowledge, held in the right of, for the use or benefit of or under the control of, any other person of which, but for this paragraph, the declarant would be an associate, and

             (ii) the declarant is not acting and will not act in concert with any such other person with respect to their interests, direct or indirect, in the Corporation,

             the declarant and that other person are not associates so long as the directors of the Corporation are satisfied that the statements in the declaration are being complied with and that there are no other reasonable grounds for disregarding the declaration;

         (b) two corporations are not associates pursuant to Subsection 6.1 by reason only that under Subsection 6.1 each is an associate of the same individual; and

         (c) where it appears from the central securities register of the Corporation that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of the Corporation and five thousand such votes, that person is not an associate of anyone else and no one else is an associate of that person.

6.3 For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 8(4)(g) of the Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares at a meeting of the holders of the voting shares pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares and in accordance with applicable law.

7.       Control

         For purposes of this Exhibit "I", "control" and any derivative thereof means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing:

         (a) a body corporate is controlled by a person if:

              (i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

             (ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

         (b) a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

8.       Joint Ownership

8.1 For the purposes of this Exhibit "I", where voting shares are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

9.       Exceptions

9.1 Nothing in this Exhibit "I" shall be construed to apply in respect of voting shares that:

         (a) are held by the Minister in trust for Her Majesty in right of Canada;

         (b) are held by one or more underwriters solely for the purpose OF distributing the shares to the public or in connection therewith which shall include, without limitation, any voting shares acquired through the exercise of an over-allotment option or in stabilization transactions and, for the purposes of calculating the percentage of voting shares of the Corporation held, beneficially owned or controlled by any underwriter during the period of any distribution of share (such period not terminating for the purposes of this provision while any over-allotment option remains unexercised and unexpired), shall not include any shares owned or subject to acquisition by such underwriter which have at the time of such calculation been resold;

         (c) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, including, without limitation, intermediaries such as The Canadian Depositary for Securities Limited and the Depository Trust Company;

         (d) are held by way of security only; or

         (e) are held by any custodian, depositary or other agent appointed under an instalment receipt agreement or other agreement pursuant to which, among other things, voting shares are purchased on an instalment basis.

10.      By-Laws

10.1 Subject to the CBCA and the CBCA Regulations, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in these articles, including by-laws:

         (a) to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished;

         (b) without limitation to paragraph (a), to require any person in whose name voting shares are registered to furnish a statutory declaration under the Canada Evidence Act declaring whether:

              (i) the shareholder is the beneficial owner of the voting shares or holds them for a beneficial owner; and

             (ii) the shareholder is an associate of any other shareholder,

             and declaring any further facts that the directors consider relevant; and

         (c) to require any person seeking to have a transfer of a voting share registered in his or her name or to have a voting share issued to him or her to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a) or (b).

10.2 Where a person is required to furnish a declaration pursuant to a by-law made under Subsection 10.1 the directors may refuse to register a transfer of a voting share in his or her name or to issue a voting share to him or her until that person has furnished the declaration.

11.      Powers of Directors

11.1 In the administration of this Exhibit "I", the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in Part VI of the CBCA and Part VII of the CBCA Regulations, with necessary modifications, as if such provisions applied to the sale of voting shares.

11.2 If the board of directors, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in voting shares, the board of directors shall be entitled to treat such persons as associates for the purposes hereof.

11.3 In administering the provisions of this Exhibit "I" the directors of the Corporation may rely upon:

         (a) a statement made in a declaration referred to in Section 10;

         (b) the knowledge of a director, officer, employee or agent of the Corporation; and

         (c) the opinion of counsel to the Corporation or of other qualified advisors.

11.4 Wherever in this Exhibit "I" it is necessary to determine the opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to Section 117 of the CBCA.

12.      No Claims

         Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Exhibit "I" or any breach or alleged breach of such provisions provided that the directors shall have acted honestly and in good faith.

13.      Disclosure Required

         Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its voting shares contained herein:

         (a) certificate representing a voting share;

         (b) management proxy circular; and

         (c) prospectus, statement of material facts, registration statement or similar document.

ITEM 2F.
                                  Exhibit "F"

                   FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the ___ day of _________ , 200__

B E T W E E N :

        CANADIAN NATIONAL RAILWAY COMPANY, a corporation existing under the laws of Canada,

        (hereinafter referred to as "CN"),
                                                              OF THE FIRST PART,

                                     - and -

        NORTH AMERICAN RAILWAYS, INC., a corporation existing under the laws of the State of Delaware,

        (hereinafter referred to as "Newco"),

                                                             OF THE SECOND PART,

                                    [- and -

        NAR SUBCO, an unlimited liability company existing under the laws of the Province of Nova Scotia,

        (hereinafter referred to as "NAR Subco"),]

                                                              OF THE THIRD PART,

                                     - and -

        THE TRUST COMPANY OF THE BANK OF MONTREAL, a trust company incorporated under the laws of Canada,

        (hereinafter referred to as "Trustee"),

                                                             OF THE FOURTH PART.

         WHEREAS pursuant to a combination agreement (the "Combination Agreement") dated as of December 18, 1999 among CN, Burlington Northern Santa Fe Corporation ("BNSF") and Newco, CN and BNSF are to effect a business combination involving, among other things, the recapitalization of CN through the issuance to its common shareholders of units ("CN Stapled Units") each comprised of one voting share (a "CN Voting Share") and one exchangeable share (a "CN

Exchangeable Share"), all pursuant to the plan of arrangement (the "Plan of Arrangement") contemplated by the Combination Agreement;

         AND WHEREAS pursuant to the Combination Agreement CN and Newco have agreed to execute a voting and exchange trust agreement substantially in the form of this trust agreement;

         NOW THEREFORE in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Section 1.1       Definitions.

         In this trust agreement, the following terms shall have the following meanings:

"Affiliate" means an affiliated body corporate within the meaning of the CBCA.

"Arrangement" means the arrangement involving, among others, CN and its shareholders contemplated by the Plan of Arrangement.

"Automatic Exchange Rights" means the benefit of the obligation of Newco to effect the automatic exchange of Newco Common Shares for CN Exchangeable Shares pursuant to section 5.12.

"Beneficiaries" means the registered holders from time to time of CN Exchangeable Shares, represented by CN Stapled Units, other than CN, Newco and their respective Affiliates.

"Beneficiary Votes" has the meaning ascribed thereto in section 4.2.

"Board of Directors" means the Board of Directors of CN.

"Business Day" means any day on which commercial banks are generally open for business in New York, New York and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Montreal, Quebec under the laws of the province of Quebec or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

"CN Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the CN Exchangeable Shares.

"CN Exchangeable Shares" means the non-voting exchangeable shares in the capital of CN.

"CN Stapled Unit" means a unit comprised of one CN Voting Share and one CN Exchangeable Share, which unit does not constitute a security independent of the shares it represents.

"CN Voting Shares" means the voting shares in the capital of CN.

"Canadian Dollar Equivalent" means, in respect of an amount expressed in a currency other than Canadian dollars (the "Foreign Currency Amount") at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

"Co-operation Agreement" means that certain co-operation agreement made as of even date herewith between CN, Newco [and NAR Subco].

"Current Market Price" means, in respect of a Newco Stapled Unit on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Newco Stapled Units during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the Newco Stapled Units are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the Newco Stapled Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of Newco Stapled Units during such period does not create a market which reflects the fair market value of a Newco Stapled Unit, then the Current Market Price of a Newco Stapled Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

"Exchange Right" has the meaning ascribed thereto in section 5.1.

"Insolvency Event" means the institution by CN of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of CN to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by CN to contest in good faith any such proceedings commenced in respect of CN within 30 days of becoming aware thereof, or the consent by CN to the filing of any such petition or to the appointment of a receiver, or the making by CN of a general assignment for the benefit of creditors, or the admission in writing by CN of its inability to pay its debts generally as they become due, or CN not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the CN Exchangeable Share Provisions.

"Liquidation Call Right" has the meaning ascribed thereto in the Plan of Arrangement.

"Liquidation Event" has the meaning ascribed thereto in paragraph 5.12(b).

"Liquidation Event Effective Date" has the meaning ascribed thereto in section 5.12(c).

"List" has the meaning ascribed thereto in section 4.6.

["NAR Subco" means _____, an unlimited liability company existing under the laws of the Province of Nova Scotia and a wholly-owned subsidiary of Newco.]

"Newco Affiliates" means Affiliates of Newco, [including without limitation NAR Subco].

"Newco Common Share" means a share of common stock, par value U.S.$0.01 per share, in the capital of Newco.

"Newco Consent" has the meaning ascribed thereto in section 4.2.

"Newco Meeting" has the meaning ascribed thereto in section 4.2.

"Newco Stapled Unit" means a unit comprised of one CN Voting Share and one Newco Common Share, which unit does not constitute a security independent of the shares it represents.

"Newco Successor" has the meaning ascribed thereto in paragraph 11(a).

"Officer's Certificate" means, with respect to CN or Newco, as the case may be, a certificate signed by any one director or officer of CN or Newco, as the case may be.

"person" includes an individual, partnership, corporation, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

"Plan of Arrangement" means the plan of arrangement of CN providing for the Arrangement.

"Retracted Shares" has the meaning ascribed thereto in section 5.7.

"Retraction Call Right" has the meaning ascribed thereto in the CN Exchangeable Share Provisions.

"Special Voting Share" means the one share of special voting stock of Newco, par value U.S.$.01, which entitles the holder of record to a number of votes at meetings of holders of Newco Common Shares equal to the number of CN Exchangeable Shares outstanding from time to time (other than CN Exchangeable Shares held by Newco and Newco Affiliates), which share is to be issued to, deposited with, and voted by, the Trustee as described herein.

"Trust" means the trust created by this trust agreement.

"Trust Estate" means the Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this trust agreement.

"Trustee" means The Trust Company of the Bank of Montreal and, subject to the provisions of Article 10, includes any successor trustee.

"Voting Rights" means the voting rights attached to the Special Voting Share.

Section 1.2   Interpretation Not Affected by Headings, etc.

         The division of this trust agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this trust agreement. Unless otherwise indicated, all references to an "Article", "section" or "paragraph" followed by a number and/or a letter refer to the specified Article or section of this trust agreement. The terms "this trust agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this trust agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3   Number, Gender, etc.
         Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

Section 1.4   Date for any Action.
         If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


                                   ARTICLE 2
                              PURPOSE OF AGREEMENT

Section 2.1   Establishment of Trust.

         The purpose of this trust agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to execute the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this trust agreement.


                                   ARTICLE 3
                              SPECIAL VOTING SHARE

Section 3.1   Issue and Ownership of the Special Voting Share.

         Newco hereby issues to, and deposits with, the Trustee, the Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this trust agreement. Newco hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Newco to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall:

     (a) hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

     (b) except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.

Section 3.2   Legended Share Certificates.

         CN will cause each certificate representing CN Stapled Units to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the CN Stapled Units of the Beneficiaries.

Section 3.3   Safe Keeping of Certificate.

         The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee.

                                   ARTICLE 4
                            EXERCISE OF VOTING RIGHTS

Section 4.1   Voting Rights.

         The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Newco at a Newco Meeting or in connection with a Newco Consent. The Voting Rights shall be and remain vested in and exerciseable by the Trustee. Subject to section 7.15:

     (a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Newco Meeting is held; and

     (b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

Section 4.2   Number of Votes.

         With respect to all meetings of shareholders of Newco at which holders of Newco Common Shares are entitled to vote (each, a "Newco Meeting") and with respect to all written consents sought by Newco from its shareholders including the holders of Newco Common Shares (each, a "Newco Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise one of the votes comprised in the Voting Rights for each CN Stapled Unit owned of record by such Beneficiary on the record date established by Newco or by applicable law for such Newco Meeting or Newco Consent, as the case may be (the "Beneficiary Votes"), in respect of each matter, question, proposal or proposition to be voted on at such Newco Meeting or in connection with such Newco Consent.

Section 4.3   Mailings to Shareholders.

         With respect to each Newco Meeting and Newco Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Newco utilizes in communications to holders of Newco Stapled Units) to each of the Beneficiaries named in the List referred to in section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Newco to holders of Newco Stapled Units:

     (a) a copy of such notice, together with any related materials to be provided to holders of Newco Stapled Units;

     (b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Newco Meeting or Newco Consent or, pursuant to section 4.7, to attend such Newco Meeting and to exercise personally the Beneficiary Votes thereat;

     (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

         (i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

         (ii) a proxy to a designated agent or other representative of the management of Newco to exercise such Beneficiary Votes;

     (d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

     (e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

     (f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Newco Meeting shall not be earlier than the close of business on the [second Business Day] prior to such meeting, and of the method for revoking or amending such instructions.

         For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Newco Meeting or Newco Consent, the number of CN Exchangeable Shares represented by CN Stapled Units owned of record by the Beneficiary shall be determined at the close of business on the record date established by Newco or by applicable law for purposes of determining shareholders entitled to vote at such Newco Meeting. Newco will notify the Trustee of any decision of the Board of Directors of Newco with respect to the calling of any Newco Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

Section 4.4   Copies of Shareholder Information.

         Newco will deliver to the Trustee copies of all proxy materials (including notices of Newco Meetings but excluding proxies to vote Newco Common Shares or CN Voting Shares), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Newco Stapled Units in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Newco Stapled Units. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Newco, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Newco) received by the Trustee from Newco contemporaneously with the sending of such materials to holders of Newco Stapled Units. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal corporate trust office in the City of Montreal all proxy materials, information statements, reports and other written communications that are:

         (a) received by the Trustee as the registered holder of the Special Voting Share and made available by Newco generally to the holders of Newco Stapled Units; or

         (b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Newco.

Section 4.5   Other Materials.

         As soon as reasonably practicable after receipt by Newco or holders of Newco Stapled Units (if such receipt is known by Newco) of any material sent or given by or on behalf of a third party to holders of Newco Stapled Units generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Newco shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. Immediately upon receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Newco, copies of all such materials received by the

Trustee from Newco. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal corporate trust office in the City of Montreal copies of all such materials.

Section 4.6   List of Persons Entitled to Vote.

         CN shall, (a) prior to each annual, general and special Newco Meeting or the seeking of any Newco Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (the "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of CN Exchangeable Shares represented by CN Stapled Units held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Newco Meeting or a Newco Consent, at the close of business on the record date established by Newco or pursuant to applicable law for determining the holders of Newco Stapled Units entitled to receive notice of and/or to vote the Newco Common Share component thereof at such Newco Meeting or to give consent in connection with such Newco Consent. Each such List shall be delivered to the Trustee promptly after receipt by CN of such request or the record date for such meeting or seeking of consent, as the case may be. Newco agrees to give CN notice (with a copy to the Trustee) of the calling of any Newco Meeting or the seeking of any Newco Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable CN to perform its obligations under this section 4.6.

Section 4.7   Entitlement to Direct Votes.

         Any Beneficiary named in a List prepared in connection with any Newco Meeting or Newco Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

Section 4.8 Voting by Trustee, and Attendance of Trustee Representative at Meeting.

         (a) In connection with each Newco Meeting and Newco Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

         (b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Newco Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

Section 4.9   Distribution of Written Materials.

         Any written materials distributed by the Trustee pursuant to this trust agreement shall be sent by mail (or otherwise communicated in the same manner as Newco utilizes in communications to holders of Newco Stapled Units) to each Beneficiary at its address as shown on the books of CN. CN shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

         (a) a current List; and

         (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.

Section 4.10  Termination of Voting Rights.

         All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the CN Exchangeable Shares represented by CN Stapled Units held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Newco, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates for the CN Stapled Units representing such CN Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of CN Exchangeable Shares for Newco Common Shares, as specified in
Article 5 (unless, in either case, [NAR Subco] or Newco, as applicable, shall not have caused to be issued the requisite Newco Common Shares issuable in exchange therefor and caused to be delivered Newco Stapled Units representing same (together with the CN Voting Shares retained by such holder) to the Trustee for delivery to the Beneficiaries), or upon the redemption of CN Exchangeable Shares pursuant to
Article 6 of the CN Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of CN pursuant to Article 5 of the CN Exchangeable Share Provisions, or upon the purchase of CN Exchangeable Shares from the holder thereof by [NAR Subco] pursuant to the exercise by [NAR Subco] of the Retraction Call Right or the Liquidation Call Right.

                                   ARTICLE 5
                      EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

Section 5.1   Grant and Ownership of the Exchange Right.

         Newco hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require Newco to purchase from each or any Beneficiary all or any part of the CN Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this trust agreement. Newco hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Newco to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

         (a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

         (b) except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement.

Section 5.2   Legended Unit Certificates.

         CN will cause each certificate representing CN Stapled Units to bear an appropriate legend notifying the Beneficiaries of:

         (a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the CN Exchangeable Shares forming part of the CN Stapled Units held by a Beneficiary; and

         (b) the Automatic Exchange Rights.

Section 5.3   General Exercise of Exchange Right.

         The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

Section 5.4   Purchase Price.

         The purchase price payable by Newco for each CN Exchangeable Share to be purchased by Newco under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a Newco Stapled Unit on the last Business Day prior to the day of closing of the purchase and sale of such CN Exchangeable Share under the Exchange Right, which shall be satisfied in full by Newco causing to be issued to such holder one Newco Common Share, plus (b) to the extent not paid by CN, an additional amount equivalent to the full amount of all declared and unpaid dividends on each such CN Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale. The purchase price for each such CN Exchangeable Share so purchased may be satisfied only by Newco issuing to the relevant Beneficiary, one Newco Common Share and delivering or causing to be delivered to the relevant Beneficiary a Newco Stapled Unit certificate representing same (as well as the CN Voting Shares retained by such Beneficiary) and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest (but less any amounts withheld pursuant to section 5.13).

Section 5.5   Exercise Instructions.

         Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the CN Exchangeable Shares represented by CN Stapled Units registered in the name of such Beneficiary on the books of CN. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal corporate trust office in Montreal, Quebec or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the CN Stapled Unit certificates representing the CN Exchangeable Shares which such Beneficiary desires Newco to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of CN Exchangeable Shares under the Canada Business Corporations Act and the by-laws of CN and such additional documents and instruments as the Trustee may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the CN Stapled Unit certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Newco to purchase from the Beneficiary the number of CN Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such CN Exchangeable Shares to be acquired by Newco free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Newco Stapled Units representing the Newco Common Shares issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and
(b) payment (or evidence satisfactory to the Trustee, CN and Newco of payment) of the taxes (if any) payable as contemplated by section 5.8 of this trust agreement. If only a part of the CN Exchangeable Shares represented by any CN Stapled Unit certificate or certificates delivered to the Trustee are to be purchased by Newco under the Exchange Right, a new certificate for the balance of such CN Stapled Units shall be issued to the holder at the expense of CN.

Section 5.6   Delivery of Newco Stapled Units; Effect of Exercise.

         Promptly after receipt of the CN Stapled Unit certificates representing the CN Exchangeable Shares which the Beneficiary desires Newco to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify Newco and CN of its receipt of the same, which notice to Newco and CN shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such CN Exchangeable Shares, and Newco shall promptly thereafter issue to the relevant Beneficiary (or to such other persons, if any, properly designated by such Beneficiary) the number of Newco Common Shares issuable in connection with the exercise of the Exchange Right, and shall deliver or cause to be delivered to the relevant Beneficiary a Newco Stapled Unit certificate representing same (as well as the CN Voting Shares retained by such Beneficiary) and on the applicable payment date cheques for the balance, if any, of the total purchase price therefor without interest (but less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, CN and Newco of the payment of) the taxes (if any) payable as contemplated by section 5.8 of this trust agreement. Immediately upon the giving of notice by the Trustee to Newco and CN of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of the CN Stapled Units representing the CN Exchangeable Shares so sold shall be deemed to have transferred to Newco all of such holder's right, title and interest in and to such CN Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such CN Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his or her proportionate part of the total purchase price therefor, unless the requisite number of Newco Common Shares is not allotted and issued by Newco and Newco Stapled Units representing same (as well as the CN Voting Shares retained by such Beneficiary) shall not have been delivered for distribution by the Trustee to such Beneficiary within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Newco Common Shares are so allotted and issued and the Newco Stapled Units representing same have been delivered by Newco. Upon delivery by Newco to the Trustee of certificates for Newco Stapled Units representing such Newco Common Shares, the Trustee shall deliver such Newco Stapled Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of CN Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Newco Common Shares delivered to it pursuant to the Exchange Right.

Section 5.7   Exercise of Exchange Right Subsequent to Retraction.

         In the event that a Beneficiary has exercised its right under Article 6 of the CN Exchangeable Share Provisions to require CN to redeem any or all of the CN Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by CN pursuant to section 6.6 of the CN Exchangeable Share Provisions that CN will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that [NAR Subco] shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to CN pursuant to section 6.1 of the CN Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that CN is unable to redeem. In any such event, CN hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to CN or to the transfer agent of the CN Stapled Units (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the CN Exchangeable

Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that CN is not permitted to redeem and will require Newco to purchase such shares in accordance with the provisions of this Article 5.

Section 5.8   Stamp or Other Transfer Taxes.

         Upon any sale of CN Exchangeable Shares to Newco pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates for the Newco Stapled Units representing the Newco Common Shares issued in payment therefor to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary or in such names as such Beneficiary may otherwise direct in writing without charge to such Beneficiary; provided, however, that such Beneficiary (a) shall pay (and none of Newco, CN or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, Newco and CN that such taxes, if any, have been paid.

Section 5.9   Notice of Insolvency Event.

         As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, CN and Newco shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from CN and Newco of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Newco, a notice of such Insolvency Event, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

Section 5.10  Qualification of Newco Common Shares.

         Newco covenants that if any Newco Common Shares to be issued pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfilment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued or the Newco Stapled Units of which they form part may be delivered by Newco to the initial holder thereof or in order that such shares and the Newco Stapled Units representing same may be freely traded thereafter (other than any restrictions of general application on transfer, including without limitation by reason of a holder being a "control person" for purposes of Canadian provincial securities law or an "affiliate" of Newco for purposes of United States federal or state securities law), Newco will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Newco Common Shares and/or Newco Stapled Units, as applicable, to be and remain duly registered, qualified or approved. Newco will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Newco Common Shares represented by Newco Stapled Units to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares have been listed by Newco and remain listed and are quoted or posted for trading at such time.

Section 5.11  Newco Common Shares.

         Newco hereby represents, warrants and covenants that the Newco Common Shares issuable as described herein and in the CN Exchangeable Share Provisions will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

Section 5.12  Automatic Exchange on Liquidation of Newco.

         (a) Newco will give the Trustee notice of each of the following events at the time set forth below:

             (i) in the event of any determination by the Board of Directors of Newco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Newco or to effect any other distribution of assets of Newco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

             (ii) as soon as practicable following the earlier of (A) receipt by
                  Newco of notice of, and (B) Newco otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Newco or to effect any other distribution of assets of Newco among its shareholders for the purpose of winding up its affairs, in each case where Newco has failed to contest in good faith any such proceeding commenced in respect of Newco within 30 days of becoming aware thereof.

         (b) As soon as practicable following receipt by the Trustee from Newco of notice of any event (a "Liquidation Event") contemplated by paragraph 5.12(a)(i) or paragraph 5.12(a)(ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall include a brief description of the automatic exchange of CN Exchangeable Shares for Newco Common Shares provided for in paragraph 5.12(c).

         (c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Newco Common Shares in the distribution of assets of Newco in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date ") of a Liquidation Event all of the then outstanding CN Exchangeable Shares shall be automatically exchanged for Newco Common Shares. To effect such automatic exchange, Newco shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each CN Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the CN Exchangeable Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of a Newco Stapled Unit on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Newco issuing to the Beneficiary one Newco Common Share, and (b) to the extent not paid by CN, an additional amount equivalent to the full amount of all declared and unpaid dividends on each such CN Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange.

         (d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of CN Exchangeable Shares for Newco Common Shares shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Newco all of the Beneficiary's right, title and interest in and to such Beneficiary's CN Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such CN Exchangeable Shares and Newco shall issue to the Beneficiary the Newco Common Shares issuable upon the automatic exchange of CN Exchangeable Shares for Newco Common Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such CN Exchangeable Shares without interest but less any amounts withheld pursuant to section 5.13. Concurrently with such Beneficiary ceasing to be a holder of CN Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Newco Common Shares issued pursuant to the automatic exchange of CN Exchangeable Shares for Newco Common Shares and the certificates held by the Beneficiary previously representing the CN Stapled Units containing the CN Exchangeable Shares exchanged by the Beneficiary with Newco pursuant to such automatic exchange shall thereafter be deemed to represent Newco Stapled Units containing the Newco Common Shares issued to the Beneficiary by Newco pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of CN Stapled
             Unit certificates deemed to represent Newco Stapled Units representing the Newco Common Shares so acquired upon the exercise of such Automatic Exchange Right (as well as the CN
             Voting Share retained by such Beneficiary), duly endorsed in blank and accompanied by such instruments of transfer as Newco may reasonably require, Newco shall deliver or cause to be delivered to the Beneficiary certificates representing the Newco Stapled Units of which the Beneficiary is the holder.

Section 5.13  Withholding Rights.

         Newco, CN and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this trust agreement to any holder of CN Exchangeable Shares or Newco Common Shares such amounts as Newco, CN or the Trustee is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Newco, CN and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Newco, CN or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Newco, CN or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. CN and Newco represent and warrant that, based upon facts currently known to each of them, CN has no current intention, as at the date of this Agreement, to deduct or withhold, and Newco has no current intention, as at the date of this Agreement to cause CN to deduct or withhold, from any dividend paid to holders of CN Stapled Units representing CN Exchangeable Shares any amounts under the United States Internal Revenue Code of 1986.

                                   ARTICLE 6
               RESTRICTIONS ON ISSUE OF Newco SPECIAL VOTING STOCK

Section 6.1   Issue of Additional Shares.

         During the term of this trust agreement, Newco will not, without the consent of the holders at the relevant time of CN Exchangeable Shares, given in accordance with section 9.2 of the CN Exchangeable Share Provisions, issue any shares of its special voting stock in addition to the Special Voting Share.

                                   ARTICLE 7
                             CONCERNING THE TRUSTEE

Section 7.1   Powers and Duties of the Trustee.

         The rights, powers, duties and authorities of the Trustee under this trust agreement, in its capacity as trustee of the Trust, shall include:

         (a) receipt and deposit of the Special Voting Share from Newco as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

         (b) granting proxies and distributing materials to Beneficiaries as provided in this trust agreement;

         (c) voting the Beneficiary Votes in accordance with the provisions of this trust agreement;

         (d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Newco as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

         (e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this trust agreement, and in connection therewith receiving from Beneficiaries CN Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Newco Stapled Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

         (f) holding title to the Trust Estate;

         (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

         (h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Newco and CN under this trust agreement; and

         (i) taking such other actions and doing such other things as are specifically provided in this trust agreement.

         In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

         The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

Section 7.2   No Conflict of Interest.

         The Trustee represents to Newco and CN that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the [Quebec Superior Court - NTD: unless agreement governed by Ontario law] for an order that the Trustee be replaced as Trustee hereunder.

Section 7.3   Dealings with Transfer Agents, Registrars, etc.

         Newco and CN irrevocably authorize the Trustee, from time to time, to:

         (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the CN Exchangeable Shares, the CN Voting Shares, the CN Stapled Units, the Newco Common Shares and the Newco Stapled Units; and

         (b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement and (ii) from the transfer agent of the Newco Common Shares and the Newco Stapled Units, and any subsequent transfer agent of such shares, the unit certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

         Newco and CN irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Newco covenants that it will supply its transfer agent with duly executed unit certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

Section 7.4   Books and Records.

         The Trustee shall keep available for inspection by Newco and CN at the Trustee's principal corporate trust office in Montreal, Quebec correct and complete books and records of account relating to the Trust created by this trust agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before March 31, [NTD: insert year of/after Closing], and on or before March 31 in every year thereafter, so long as the Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to Newco and CN a brief report, dated as of the preceding December 31, with respect to:

         (a) the property and funds comprising the Trust Estate as of that date;

         (b) the number of exercises of the Exchange Right, if any, and the aggregate number of CN Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Newco of Newco Common Shares in connection with the Exchange Right, during the calendar year ended on such December 31; and

         (c) any action taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

Section 7.5   Income Tax Returns and Reports.

         The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the CN Stapled Units are traded.

Section 7.6   Indemnification Prior to Certain Actions by Trustee.

         The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

         None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

Section 7.7   Action of Beneficiaries.

         No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

Section 7.8   Reliance Upon Declarations.

         The Trustee shall not be considered to be in contravention of any its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this trust agreement.

Section 7.9   Evidence and Authority to Trustee.

         Newco and/or CN shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by Newco and/or CN or the Trustee under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Newco and/or CN promptly if and when:

         (a) such evidence is required by any other section of this trust agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

         (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives Newco and/or CN written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

         Such evidence shall consist of an Officer's Certificate of Newco and/or CN or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement.

         Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Newco and/or CN, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Newco and/or CN it shall be in the form of an Officer's Certificate or a statutory declaration.

         Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:

         (a) declaring that he has read and understands the provisions of this trust agreement relating to the condition in question;

         (b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

         (c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

Section 7.10  Experts, Advisers and Agents.

         The Trustee may:

         (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Newco and/or CN or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

         (b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

Section 7.11  Investment of Moneys Held by Trustee.

         Unless otherwise provided in this trust agreement, any moneys held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the [Province of Quebec], trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of CN. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of CN, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

Section 7.12  Trustee Not Required to Give Security.

         The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.

Section 7.13  Trustee Not Bound to Act on Request.

         Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Newco and/or CN or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

Section 7.14  Authority to Carry on Business.

         The Trustee represents to Newco and CN that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in
Article 10.

Section 7.15  Conflicting Claims.

         If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any CN Stapled Units or CN Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any CN Stapled Units or CN Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

         (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

         (b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

         If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

Section 7.16  Acceptance of Trust.

         The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

                                   ARTICLE 8
                                  COMPENSATION

Section 8.1   Fees and Expenses of the Trustee.

         Newco and CN jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this trust agreement; provided that Newco and CN shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

                                   ARTICLE 9
                   INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 9.1   Indemnification of the Trustee.

         Newco and CN jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers and agents appointed and acting in accordance with this trust agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instruction delivered to the Trustee by Newco or CN pursuant hereto.

         In no case shall Newco or CN be liable under this indemnity for any claim against any of the Indemnified Parties unless Newco and CN shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Newco and CN shall be entitled to participate at their own expense in the defence and, if Newco and CN so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Newco or CN; or (ii) the named parties to any such suit include both the Trustee and Newco or CN and the Trustee shall have been advised by counsel acceptable to Newco or CN that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Newco or CN and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Newco and CN shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).

Section 9.2   Limitation of Liability.

         The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10
                                CHANGE OF TRUSTEE

Section 10.1  Resignation.

         The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Newco and CN specifying the date on which it desires to resign, provided that such notice shall not be given less than one month before such desired resignation date unless Newco and CN otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Newco and CN shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.

Section 10.2  Removal.

         The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Newco and CN, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

Section 10.3  Successor Trustee.

         Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to Newco and CN and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with the like effect as if originally named as trustee in this trust agreement. However, on the written request of Newco and CN or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Newco, CN and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

Section 10.4  Notice of Successor Trustee.

         Upon acceptance of appointment by a successor trustee as provided herein, Newco and CN shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Newco or CN shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Newco and CN.

                                   ARTICLE 11
                                Newco SUCCESSORS

Section 11.1  Certain Requirements in Respect of Combination, etc.

         Newco shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if, in addition to any other requirements required to be satisfied pursuant to the terms of the Co-operation Agreement or the CN Exchangeable Share Provisions:

         (a) such other person or continuing corporation (herein called the "Newco Successor "), by operation of law, becomes, without more, bound by the terms and provisions of this trust agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Newco Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Newco Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Newco under this trust agreement; and

         (b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

Section 11.2  Vesting of Powers in Successor.

         Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee and, if required by section 11.1, Newco Successor and CN shall execute and deliver the supplemental trust agreement provided for in
Article 12 and thereupon Newco Successor shall possess and from time to time may exercise each and every right and power of Newco under this trust agreement in the name of Newco or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the Board of Directors of Newco or any officers of Newco may be done and performed with like force and effect by the directors or officers of such Newco Successor.

Section 11.3  Wholly-Owned Subsidiaries.

         Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Newco with or into Newco or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Newco provided that all of the assets of such subsidiary are transferred to Newco or another wholly-owned direct or indirect subsidiary of Newco and any such transactions are expressly permitted by this Article 11.

                                   ARTICLE 12
                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

Section 12.1  Amendments, Modifications, etc.

         This trust agreement may not be amended or modified except by an agreement in writing executed by Newco, CN and the Trustee and approved by the Beneficiaries in accordance with section 9.2 of the CN Exchangeable Share Provisions.

Section 12.2  Ministerial Amendments.

         Notwithstanding the provisions of section 12.1, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this trust agreement for the purposes of:

         (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of CN and Newco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

         (b) making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Newco and CN and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

         (c) making such changes or corrections which, on the advice of counsel to Newco, CN and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and the Board of Directors of each of Newco and CN shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

Section 12.3  Changes in Capital of Newco and CN.

         At all times after the occurrence of any event contemplated pursuant to section 4.1, 4.2, 4.3, 4.4 and 4.5 of the Co-operation Agreement or otherwise, as a result of which either Newco Common Shares or the CN Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Newco Common Shares or the CN Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

Section 12.4  Execution of Supplemental Trust Agreements.

         No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time CN (when authorized by a resolution of its Board of Directors), Newco (when authorized by a resolution of its Board of Directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

         (a) evidencing the succession of Newco Successors and the covenants of and obligations assumed by each such Newco Successor in accordance with the provisions of Article 11 and the successors of any successor trustee in accordance with the provisions of Article 10;

         (b) making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Newco, CN, the Trustee or this trust agreement; and

         (c) for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation, to make or evidence any amendment or modification to this trust agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

Section 12.5  Meeting to Consider Amendments.

         CN and Newco, acting jointly, shall be entitled to require the Trustee to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of CN, the CN Exchangeable Share Provisions and all applicable laws.

                                   ARTICLE 13
                                   TERMINATION

Section 13.1  Term.

         The Trust created by this trust agreement shall continue until the earliest to occur of the following events:

         (a) no outstanding CN Exchangeable Shares are held by a Beneficiary;

         (b) each of CN and Newco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 9.2 of the CN Exchangeable Share Provisions; and

         (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and CN Ireland living on the date of the creation of the Trust.

[NTD: provide for re-execution/re-vesting every 20 years under Co-operation Agreement to address issue raised under (c).]

Section 13.2  Survival of Agreement.

         This trust agreement shall survive any termination of the Trust and shall continue until there are no CN Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this trust agreement.

                                   ARTICLE 14
                                     GENERAL

Section 14.1  Severability.

         If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this trust agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 14.2  Enurement.

         This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

Section 14.3  Notices to Parties.

         All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

         (a) if to CN:

                  _____

                  Attention: _____

                  Telecopier No.: _____

         (b) if to Newco [or NAR Subco]:

                  _____

                  Attention: _____

                  Telecopier No.: _____

         (c) if to the Trustee:

                  _____

                  Attention: _____

                  Telecopier No.: _____

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

Section 14.4  Notice to Beneficiaries.

         Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of CN Stapled Units in any manner permitted by the by-laws of CN from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

Section 14.5  Counterparts.

         This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Section 14.6  Jurisdiction.

         This trust agreement shall be construed and enforced in accordance with the laws of the Province of Quebec [NTD: alternatively Ontario] and the laws of Canada applicable therein.

Section 14.7  Attornment.

         Each of the Trustee and Newco and CN agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Quebec [NTD: alternatively Ontario], waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any final judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints CN at its registered office in the Province of Quebec [NTD: alternatively Ontario] as attorney for service of process.

         IN WITNESS WHEREOF the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

                               CANADIAN NATIONAL RAILWAY COMPANY

                               By:
                                   ------------------------------------------
                                   Name:
                                   Title:




                               NORTH AMERICAN RAILWAYS, INC.

                               By:
                                   ------------------------------------------
                                   Name:
                                   Title:




                               [NAR SUBCO

                               By:
                                   ------------------------------------------
                                   Name:
                                   Title: ]




                               THE TRUST COMPANY OF THE BANK OF MONTREAL

                               By:
                                   ------------------------------------------
                                   Name:
                                   Title:
                                                                         C.S.
                               By:
                                   ------------------------------------------
                                   Name:
                                   Title:

ITEM 2G.
                                   Exhibit G


===============================================================================




                                    FORM OF
                                RIGHTS AGREEMENT


                                    between


                    BURLINGTON NORTHERN SANTA FE CORPORATION


                                      and


                      -----------------------------------


                                  Rights Agent


                         Dated as of December 18, 1999



===============================================================================

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Section 1.  Certain Definitions................................................1
Section 2.  Appointment of Rights Agent........................................8
Section 3.  Issue of Right Certificates........................................8
Section 4.  Form of Right Certificates........................................11
Section 5.  Countersignature and Registration.................................13
Section 6.  Transfer, Split Up, Combination and Exchange of Right Certificates;
            Mutilated, Destroyed, Lost or Stolen Right Certificates...........14
Section 7.  Exercise of Rights; Purchase Price; Expiration Date of Rights.....15
Section 8.  Cancellation and Destruction of Right Certificates................20
Section 9.  Availability of Preferred Shares..................................20
Section 10. Preferred Shares Record Date......................................21
Section 11. Adjustment of Purchase Price, Number of Shares or Number of
            Rights............................................................22
Section 12. Certificate of Adjusted Purchase Price or Number of Shares........36
Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning
            Power.............................................................36
Section 14. Fractional Rights and Fractional Shares...........................40
Section 15. Rights of Action..................................................43
Section 16. Agreement of Right Holders........................................44
Section 17. Right Certificate Holder Not Deemed a Stockholder.................45
Section 18. Concerning the Rights Agent.......................................45

                                                                            Page
                                                                            ----

Section 19. Merger or Consolidation or Change of Name of Rights Agent.........46
Section 20. Duties of Rights Agent............................................47
Section 21. Change of Rights Agent............................................52
Section 22. Issuance of New Right Certificates................................54
Section 23. Redemption........................................................55
Section 24. Exchange..........................................................56
Section 25. Notice of Certain Events..........................................59
Section 26. Notices...........................................................60
Section 27. Supplements and Amendments........................................61
Section 28. Successors........................................................62
Section 29. Benefits of this Agreement........................................62
Section 30. Severability......................................................62
Section 31. Governing Law.....................................................62
Section 32. Counterparts......................................................62
Section 33. Descriptive Headings..............................................63
Section 34. Determinations and Actions by the Board of Directors..............63

Signatures....................................................................62

Exhibit A - Form of Certificate of Designation, Preferences and Rights

Exhibit B - Form of Right Certificate

Exhibit C - Summary of Rights Plan

                                RIGHTS AGREEMENT

         Rights Agreement, dated as of December 18, 1999, between BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation (the "Company"), and _________________, a ___________ trust company (the "Rights Agent").

                              W I T N E S S E T H:

         WHEREAS, the Board of Directors of the Company has authorized and declared a dividend of one preferred share purchase right (a "Right") for each Common Share (as hereinafter defined) of the Company outstanding as of the close of business on December 31, 1999 (the "Record Date"), each Right representing the right to purchase one one-hundredth of a Preferred Share (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the Expiration Date (as such terms are hereinafter defined).

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

         Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

         "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is defined herein) of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of (a) an acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding or (b) the acquisition by such Person of newly-issued Common Shares directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not deemed for purposes hereof to be a purchase directly from the Company); provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company or the receipt of newly-issued Common Shares directly from the Company and shall, after such share purchases or direct issuance by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person;" provided further, however, that any transferee from such Person who becomes the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding shall nevertheless be deemed to be an "Acquiring Person". Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten Business Days after notification by the Company) a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

         "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

         A Person shall be deemed the "Beneficial Owner" of and shall be deemed to have "beneficial ownership" of or to "beneficially own" any securities:

          (a) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

          (b) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, whether written or oral (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, have "beneficial ownership" of or to beneficially own, (A) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange, (B) securities issuable upon exercise of Rights at any time prior to the occurrence of a Triggering Event (as such term is hereinafter defined) or (C) securities issuable upon exercise of Rights from and after the occurrence of a Triggering Event, which Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) hereof ("Original Rights") or pursuant to Section 11(i) or Section 22 hereof in connection with an adjustment made with respect to Original Rights; (ii) the sole or shared right to vote or dispose (including any such right pursuant to any agreement, arrangement or understanding, whether written or oral); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on
     Schedule 13D under the Exchange Act (or any comparable or successor report); or (iii) "beneficial ownership" (as determined pursuant to Rule 13d-3 (or any successor rule) of the General Rules and Regulations under the Exchange Act);

          (c) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether written or oral (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to clause (B) of subparagraph (b) of this definition) or disposing of any securities of the Company; or

          (d) which are directly, indirectly or constructively owned by such Person or any such Person's Affiliates or Associates, within the meaning of Section 958 of the U.S. Internal Revenue Code of 1986, as amended.

         Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

         Notwithstanding anything in this definition of Beneficial Ownership to the contrary, for purposes of this Agreement, neither (i) any "clearing agency," as defined in Section 3(a)(23)(A) of the Exchange Act, which is holding securities solely in its capacity as a clearing agency, nor (ii) North American Railways, Inc. ("Newco"), a Delaware corporation 50% owned by the Company and 50% owned by Canadian National Railway Company ("CN"), a Canadian corporation, shall not be deemed a "Beneficial Owner" of, or to "beneficially own," any shares of any class of capital stock of the Company as a result of the execution, delivery or performance of the Combination Agreement dated as of December 18, 1999 between CN, the Company, Newco and Western Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Newco

("Merger Sub"), as amended from time to time (the "Combination Agreement") or the consummation of any of the transactions contemplated thereunder.

         "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

         "close of business" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., central time, on the next succeeding Business Day.

         "Common Shares" when used with reference to the Company shall mean the shares of common stock, par value $0.01 per share, of the Company (as such shares may be constituted or designated, or as such par value may be changed, from time to time during the term of this Agreement). "Common Shares" when used with reference to any Person other than the Company shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or the equity securities or other equity interest having power to control or direct the management of such other Person.

         "Distribution Date" shall have the meaning set forth in Section 3 hereof.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Expiration Date" shall have the meaning set forth in Section 7 hereof.

         "Final Expiration Date" shall have the meaning set forth in Section 7 hereof.

         "Merger Date" shall have the meaning set forth in Section 7 hereof.

         "Person" shall mean any individual, firm, corporation, partnership, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

         "Preferred Shares" shall mean shares of Junior Participating Preferred Stock, Series B, par value $0.01 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designations, Preferences and Rights attached to this Agreement as Exhibit A.

         "Purchase Price" shall have the meaning set forth in Section 4 hereof.

         "Redemption Date" shall have the meaning set forth in Section 7 hereof.

         "Right Certificate" shall have the meaning set forth in Section 3 hereof.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Shares Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) promulgated under the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such. "Subsidiary" shall mean, with reference to any Person, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

         "Triggering Event" shall mean any event described in Section 11(a)(ii) or Section 13(a) hereof.

         Any determination or interpretation required in connection with any of the definitions contained in this Section 1 shall be made by the Board of Directors of the Company in their good faith judgment, which determination shall be final and binding on the Rights Agent.

         Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable upon ten (10) days' prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.

         Section 3. Issue of Right Certificates.

         (a) Until the earlier of (i) the close of business on the tenth day after the Shares Acquisition Date or (ii) the close of business on the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) of, or of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Shares aggregating 15% or more of the then outstanding Common Shares

(including any such date which is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be certificates for Rights) and not by separate certificates, and
(y) the Rights will be transferable only in connection with the transfer of the underlying Common Shares (including a transfer to the Company). The Company shall give the Rights Agent prompt written notice of the Distribution Date. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will, after receipt of written notice of the Distribution Date from the Company, countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send at the expense of the Company) to each record holder of Common Shares as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing an aggregate number of Rights equal to one Right for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

         (b) As soon as practicable after the Record Date, the Company will send a copy of a Summary of Rights Plan, in substantially the form of Exhibit C hereto (the "Summary of Rights Plan"), to each record holder of Common Shares as of the close of business on the Record Date (other than any Acquiring Person or any Associate or Affiliate of any Acquiring Person), at the address of such holder shown on the records of the Company. With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with the Summary of Rights Plan, and registered holders of Common Shares shall also be the registered holders of the associated Rights. Until the Distribution Date (or the earlier of the Redemption Date or the Final Expiration Date), the transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights Plan, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

         (c) Rights shall be issued in respect of all Common Shares which are issued (whether originally issued or delivered from the Company's treasury) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date. Certificates representing such Common Shares shall also be deemed to be certificates for Rights. Certificates representing both Common Shares and Rights in accordance with this Section 3 which are executed and delivered (whether the Common Shares represented thereby are originally issued, delivered from the Company's treasury or are presented for transfer) by the Company (including, without limitation, certificates representing reacquired Common Shares referred to in the last sentence of this paragraph (c)) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend substantially equivalent to the following:

         This certificate also evidences and entitles the holder hereof to certain rights as set forth in the Rights Agreement between BURLINGTON NORTHERN SANTA FE CORPORATION (the "Company") and ___________________, dated as of December 18, 1999 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Company. Under certain circumstances, as set forth in the Rights

         Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, shall become null and void.

Until the Distribution Date, the Rights associated with the Common Shares shall be evidenced by the certificates representing the associated Common Shares alone, and the transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

         Section 4.  Form of Right Certificates.

         (a) The Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. The Right Certificates shall be in a machine printable format and in a form reasonably satisfactory to the Rights Agent. Subject to the provisions of Sections 11, 13, 22 and 24 hereof, the Right Certificates shall entitle the holders thereof to purchase such number of one one-hundredths of a Preferred Share as shall be set forth therein at the price per one one-hundredth of a Preferred Share set forth therein (the "Purchase Price"), but the amount and type of securities purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

         (b) Any Right Certificate issued pursuant to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes an Acquiring Person, or (iii) a transferee of an Acquiring Person (or such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding, whether written or oral, regarding the transferred Rights or (B) a transfer which the Board of Directors otherwise concludes in good faith is part of a plan, arrangement or understanding, whether written or oral, which has as a primary purpose or effect avoidance of Section 7(e) hereof, and any Right Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Right Certificate referred to in this sentence, shall contain (to the extent feasible and otherwise reasonably identifiable as such) the following legend:

         The Rights represented by this Right Certificate are or were beneficially owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement). Accordingly, this Right Certificate and the Rights represented hereby may become void in the circumstances specified in Section 7(e) of such Agreement.

The Company shall instruct the Rights Agent in writing of the Rights which should be so legended and shall supply the Rights Agent with such legended Right Certificates. The provisions of Section 7(e) shall apply whether or not any Right Certificate actually contains the foregoing legend.

         Section 5. Countersignature and Registration. The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, any Vice Chairman, its President, any of its Vice Presidents, or its Treasurer, either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right

Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

         Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

         Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

         (a) Subject to the provisions of Sections 4(b), 7(e), 14 and 24 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the earlier of the Redemption Date or the Final Expiration Date, any Right Certificate or Right Certificates may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of Preferred Shares (or, following a Triggering Event, Common Shares, other securities or property, as the case may be) as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Right Certificate accompanied by such documents as the Rights Agent may deem appropriate and the Company shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Sections 4 and 7 hereof, countersign and deliver to the person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment by the holders of Rights Certificates of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

         (b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

         Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights. (a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price with respect to each surrendered Right for the total number of Preferred Shares (or other securities or property, as the case may be) as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on December 18, 2009 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time immediately prior to the effective time of the merger of Merger Sub with and into the Company in accordance with Delaware law and pursuant to the Combination Agreement (the "Merger Date") (the earliest of (i), (ii) or (iii) being herein referred to as the "Expiration Date") or (iv) the time at which such Rights are exchanged as provided in Section 24 hereof.

         (b) The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be $100.00, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

         (c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and the certificate on the reverse side of the Right Certificate duly executed, accompanied by such documents as the Rights Agent may deem appropriate, payment of the Purchase Price for the shares (or other securities or property, as the case may be) to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof by certified check, cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent of the Preferred Shares) certificates for the number of Preferred Shares to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the Preferred Shares issuable upon exercise of the Rights with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-hundredths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company will direct the depositary agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Company is obligated to issue other securities (including Common Shares) of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or property are available for distribution by the Rights Agent, if and when appropriate.

         (d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of
Section 14 hereof.

         (e) Notwithstanding anything in this Agreement to the contrary, from and after the occurrence of a Triggering Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person,
(ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes an Acquiring Person, or (iii) a transferee of an Acquiring Person (or such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming an Acquiring Person and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding, whether written or oral, regarding the transferred Rights or (B) a transfer which the Board of Directors otherwise concludes in good faith is part of a plan, arrangement or understanding (whether written or oral) which has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action, and any holder of such Rights shall thereupon have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise, from and after the occurrence of a Triggering Event. The Company shall use all reasonable efforts to insure that the provisions of this Section 7(e) hereof are complied with, but shall have no liability to any holder of Rights for the inability to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.

         (f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise shall have been completed and signed by the registered holder thereof and the Company shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

         (g) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) or any Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) held in its treasury, the number of Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

         (h) Notwithstanding any statement to the contrary contained in this Agreement or in any Right Certificate, if the Distribution Date or the Shares Acquisition Date shall occur prior to the Record Date, the provisions of this Agreement, including (without limitation) Sections 3 and

11(a)(ii), shall be applicable to the Rights upon their issuance to the same extent such provisions would have been applicable if the Record Date were the date of this Agreement.

         Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Right Certificates to the Company, or shall, at the written request of the Company, cause such cancelled Right Certificates to be destroyed, and in such case cause a certificate of destruction to be delivered to the Company.

         Section 9. Availability of Preferred Shares. The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities), subject to payment of the Purchase Price, be duly and validly authorized and issued and fully paid and nonassessable shares.

         The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares (or Common Shares and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares (or Common Shares and/or other securities, as the case may be) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depositary receipts for Preferred Shares (or Common Shares and/or other securities, as the case may be) upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

         Section 10. Preferred Shares Record Date. Each person (other than the Company) in whose name any certificate for Preferred Shares (or Common Shares and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares or securities represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes or other governmental charges) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares or securities on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares (or Common Shares and/or other securities, as the case may be) for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

         Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

          (a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares into a greater number of Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares, except as otherwise provided in this Section 11(a) and Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11(a)(i) and
     Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

          (ii) Subject to Section 24 of this Agreement, in the event any Person becomes an Acquiring Person, each holder of a Right, except as provided below and in Section 7(e) hereof, shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable and dividing that product by (y) 50% of the then current per share market price of the Company's Common Shares (determined pursuant to Section 11(d) hereof) on the date of the occurrence of such event. In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Company shall not take any action which would eliminate or diminish the benefits intended to be afforded by the Rights.

          (iii) In lieu of issuing Common Shares of the Company in accordance with Section 11(a)(ii) hereof, the Company may, in the sole discretion of the Board of Directors, elect to (and, in the event that the Board of Directors has not exercised the exchange right contained in Section 24 hereof and there are not sufficient issued but not outstanding and authorized but unissued Common Shares to permit the exercise in full of the Rights in accordance with Section 11(a)(ii), the Company shall) take all such action as may be necessary to authorize, issue or pay, upon the exercise of the Rights, cash (including by way of a reduction of the Purchase Price), property, other securities or any combination thereof having an aggregate value equal to the value of the Common Shares of the Company which otherwise would have been issuable pursuant to Section 11(a)(ii), which aggregate value shall be determined by a majority of the Board of Directors. For purposes of the preceding sentence, the value of the Common Shares shall be determined pursuant to Section 11(d) hereof and the value of any equity securities which a majority of the Board of Directors determines to be a "common stock equivalent" (including the Preferred Shares, in such ratio as the Board of Directors shall determine) shall be deemed to have the same value as the Common Shares. Any such election by the Board of Directors must be made and publicly announced within 60 days following the date on which the event described in Section 11(a)(ii) shall have occurred. Following the occurrence of the event described in Section 11(a)(ii), a majority of the Board of Directors then in office may suspend the exercisability of the Rights for a period of up to 60 days following the date on which the event described in Section 11(a)(ii) shall have occurred to the extent that such directors have not determined whether to exercise the Company's right of election under this Section 11(a)(iii). In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended.

         (b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares ("equivalent preferred shares")) or securities convertible into Preferred Shares or equivalent preferred shares at a price per Preferred Share or equivalent preferred share (or having a conversion price per share, if a security convertible into Preferred Shares or equivalent preferred shares) less than the then current per share market price of the Preferred Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares outstanding on such record date plus the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares and/or equivalent preferred shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Preferred Shares outstanding on such record date plus the number of additional Preferred Shares and/or equivalent preferred shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent. Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

         (c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Preferred Share and the denominator of which shall be such current per share market price of the Preferred Shares; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

          (d) (i) For the purpose of any computation hereunder, other than under Section 11(a)(iii) hereof, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date, and for the purpose of any computation under Section 11(a)(iii) hereof, the "current per share market price" of a Security on any date shall be deemed to be the average of the daily closing prices per share of such Security for thirty (30) consecutive Trading Days immediately prior to such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares (other than the Rights), or (B) any subdivision, combination or reclassification of such Security and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the "current per share market price" shall be appropriately adjusted to reflect the current market price per share equivalent (ex-dividend) of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. If on any such date no market maker is making a market in the Security, the fair value of such Security on such date (as determined in good faith by the Board of Directors of the Company) shall be used. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

          (ii) For the purpose of any computation hereunder, the "current per share market price" of the Preferred Shares shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Shares are not publicly traded, the "current per share market price" of the Preferred Shares shall be conclusively deemed to be the current per share market price of the Common Shares of the Company as determined pursuant to Section 11(d)(i) (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof), multiplied by one hundred. If neither the Common Shares of the Company nor the Preferred Shares are publicly held or so listed or traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent.

         (e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least

1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one one-millionth of a Preferred Share or one ten-thousandth of any other share or security, as the case may be. Notwithstanding the first sentence of this
Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the date of the expiration of the right to exercise any Rights.

         (f) If as a result of an adjustment made pursuant to Section 11(a) or
Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in this Section 11, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Preferred Shares shall apply on like terms to any such other shares.

         (g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

         (h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-hundredths of a Preferred Share (calculated to the nearest one one-millionth of a Preferred Share) obtained by
(i) multiplying (x) the number of one one-hundredths of a share covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

         (i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one one-hundredths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to
Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

         (j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-hundredths of a Preferred Share issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-hundredths of a Preferred Share which were expressed in the initial Right Certificates issued hereunder.

         (k) Before taking any action that would cause an adjustment reducing the Purchase Price below one one-hundredth of the then par value, if any, of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares at such adjusted Purchase Price.

         (l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

         (m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares or issuance of rights, options or warrants referred to hereinabove in Section 11(b), hereafter made by the Company to holders of its Preferred Shares shall not be taxable to such stockholders.

         (n) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Sections 23, 24 and 27 hereof, take (nor will it permit any of its Subsidiaries to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

         (o) The Company covenants and agrees that, except for the transactions contemplated by the Combination Agreement, it shall not, at any time after the Distribution Date, (i) combine or consolidate with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(n)), (ii) merge with or into any other Person (other than a Subsidiary of the company in a transaction which complies with Section 11(n)), or (iii) sell or transfer (or permit any of its Subsidiaries to sell or transfer), in one or more transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company an/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(n)) if (x) at the time of or immediately after such combination, consolidation, merger or sale there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such combination, combination, merger or sale, the stockholders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates.

         (p) In the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare or pay any dividend on the Common Shares payable in Common Shares or (ii) effect a subdivision, combination or consolidation of the

Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then in any such case (i) the number of one one-hundredths of a Preferred Share purchasable after such event upon proper exercise of each Right shall be determined by multiplying the number of one one-hundredths of a Preferred Share so purchasable immediately prior to such event by a fraction, the numerator of which is the number of Common Shares outstanding immediately before such event and the denominator of which is the number of Common Shares outstanding immediately after such event, and (ii) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights which each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11(p) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

         (q) So long as the shares issuable upon the exercise of the Rights may be listed on any national securities exchange or quotation service, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange or quotation service upon official notice of issuance upon such exercise.

         (r) The Company shall use its best efforts to (i) file, as soon as practicable following the first occurrence of a Triggering Event, a registration statement under the Securities Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and

(iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the date of the Expiration Date. The Company will also take such action as may be appropriate under the blue sky laws of the various states. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file such registration statement or in order to comply with such blue sky laws. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended. A further public announcement shall state the termination of such suspension.

         Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment,
(b) file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with
Section 25 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and may assume that no adjustment has been made unless and until it shall have received such certificate.

         Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

         (a) If after the Shares Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person,
(y) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property, or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons other than the Company or one or more of its wholly-owned Subsidiaries, then, and in each such case, proper provision shall be made so that (i) each holder of a Right (except as otherwise provided herein) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable Common Shares of the Principal Party (as hereinafter defined), free and clear of all liens, rights of call or first refusal, encumbrances or other adverse claims, as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable (or, if such Right is not then exercisable for a number of one one-hundredths of a Preferred Share, the number of such fractional shares for which it was exercisable immediately prior to an event described under Section 11(a)(ii) hereof) and dividing that product by
(B) 50% of the then current per share market price of the Common Shares of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, or otherwise, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party and
(iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its Common Shares in accordance with
Section 9 hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Common Shares thereafter deliverable upon the exercise of the Rights.

         (b) "Principal Party" shall mean:

          (i) In the case of any transaction described in (x) or (y) of the first sentence of Section 13(a), the Person that is the issuer of any securities into which Common Shares of the Company are converted in such merger or consolidation, and if no securities are so issued, the Person that is the continuing or surviving entity of such merger or consolidation (including the Company if applicable); and

          (ii) in the case of any transaction described in (z) of the first sentence in Section 13(a), the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions;

provided, however, that in any such case described in clauses (b)(i) and
(b)(ii): (1) if the Common Shares of such Person are not at such time and have not been continuously over the preceding 12-month period registered under
Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the Common Shares of which are and have been so registered, "Principal Party" shall refer to such other Person; (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Shares of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the Common Shares having the greatest aggregate market value; and (3) in case such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in (1) and (2) above shall apply to each of the chains of ownership having an interest in such joint venture as if such party were a "Subsidiary" of both or all of such joint venturers and the Principal Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct or indirect interests in such Person bear to the total of such interests.

         (c) The Company shall not consummate any such consolidation, merger, sale or transfer unless the Principal Party shall have sufficient Common Shares authorized to permit the full exercise of the Rights and prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger or sale of assets mentioned in paragraph (a) of this Section 13, the Principal Party will:

          (i) prepare and file a registration statement under the Securities Act, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and will use its best efforts to cause such registration statement to (A) become effective as soon as practicable after such filing and (B) remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date;

          (ii) deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates which comply in all respects with the requirements for registration on Form 10 under the Exchange Act; and

          (iii) take such actions as may be necessary or appropriate under the blue sky laws of the various states.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that one of the transactions described in this Section 13(a) shall occur at any time after the occurrence of a transaction described in Section 11(a)(ii) hereof, the Rights which have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

         (d) In no event shall the Rights Agent have any liability in respect of any such Principal Party transactions, including without limitation, the propriety thereof. The Rights Agent may rely and be fully protected in relying upon a certificate of the Company stating that the provisions of this Section 13 have been fulfilled. Notwithstanding anything in this Agreement to the contrary, the prior written consent of the Rights Agent must be obtained in connection with any supplemental agreement which alters the rights or duties of the Rights Agent.

         Section 14. Fractional Rights and Fractional Shares. (a) The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional

Rights. In lieu of such fractional Rights, there may be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

         (b) The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). Fractions of Preferred Shares in integral multiples of one one-hundredth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-hundredth of a Preferred Share. For the purposes of this Section 14(b), the current market value of one one-hundredth of a Preferred Share shall be one one-hundredth of the closing price of a Preferred Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

         (c) Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. For purposes of this Section 14(c), the current market value of one Common Share shall be the closing price of one Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

         (d) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

         Section 15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under
Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

         Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

         (a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

         (b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with appropriate forms and certificates fully executed;

         (c) subject to Sections 6 and 7, the Company and the Rights Agent may deem and treat the person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

         (d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

         Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

         Section 18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent such compensation as shall be agreed to in writing between the Company and the Rights Agent for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising, directly or indirectly, therefrom.

         The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, opinion, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed by the proper person or persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

         The provisions of this Section 18 shall survive the expiration of the Rights and the termination of this Agreement.

         Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to all or substantially all the stock transfer or corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto;

provided, that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered; any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

         In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

         Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations expressly imposed by this Agreement, and no implied duties or obligations shall be read into this Agreement against the Rights Agent, upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

         (a) The Rights Agent may consult with legal counsel satisfactory to it (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability or responsibility to the Company or to any holder of any Right Certificate in respect of any action taken or omitted by it in good faith and in accordance with such opinion.

         (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering or omitting action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, any Vice Chairman, the President, any Vice President, the Treasurer or the Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

         (c) The Rights Agent shall be liable hereunder to the Company only for, and shall indemnify and hold harmless the Company from and against, any and all losses, liabilities, costs, damages and expenses (including attorney's fees) arising out of or in connection with, the Rights Agents' gross negligence, bad faith or willful misconduct.

         (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersigna ture thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

         (e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 7(e) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Section 3, 11, 13, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12 describing a change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares or Common Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares or Common Shares will, when issued, be validly authorized and issued, fully paid and nonassessable, nor shall the Rights Agent be responsible for the legality of the terms hereof in its capacity as an administrative agent.

         (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

         (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, any Vice Chairman, the President, any Vice President, the Secretary or the Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date such application is given, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

         (h) The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or its Subsidiaries or become pecuniarily interested in any transaction in which the Company or its Subsidiaries may be interested, or contract with or lend money to the Company or its Subsidiaries or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or its Subsidiaries or for any other legal entity.

         (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

         (j) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise, transfer, split-up, combination or exchange, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise, transfer, split-up, combination or exchange without first consulting with the Company.

         (k) The Rights Agent shall not be under any duty or responsibility to insure compliance with any applicable federal or state securities laws in connection with the issuance, transfer or exchange of Right Certificates.

         (l) The Rights Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more holders of Right Certificates shall furnish the Rights Agent with security and indemnity to its satisfaction for any costs and expenses which may be incurred.

         (m) The Rights Agent shall not be liable for failure to perform any duties except as specifically set forth herein and no implied covenants or obligations shall be read into this Agreement against the Rights Agent whose duties and obligations are ministerial and shall be determined solely by the express provisions hereof.

         Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation, bank or other entity organized and doing business under the laws of the United States or of any other state of the United States, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million or is an Affiliate of an entity having a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

         Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificate shall be issued, if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued, and (ii) no such Right Certificate shall be issued, if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

         Section 23.  Redemption.

         (a) The Board of Directors of the Company may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. If redemption of the Rights is to be effective as of a future date, the Rights shall continue to be exercisable, subject to Section 7 hereof, until the effective date of the redemption, provided that nothing contained herein shall preclude the Board of Directors from subsequently causing the Rights to be redeemed at a date earlier than the previously scheduled effective date of the redemption. The Company may, at its option, pay the Redemption Price in cash, Common Shares (based on the current per share market price of the Common Shares at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

         (b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at the effective time of such redemption established by the Board of Directors of the Company pursuant to paragraph (a) of this Section 23), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice, with simultaneous written notice to the Rights

Agent, of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights or, if later, the effectiveness of the redemption of the Rights pursuant to the last sentence of paragraph (a), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may, at its option, discharge all of its obligations with respect to the Rights by (i) issuing a press release announcing the manner of redemption of the Rights, (ii) depositing with a bank or trust company having a capital and surplus of at least $100,000,000, funds necessary for such redemption, in trust, to be applied to the redemption of the Rights so called for redemption and (iii) arranging for the mailing of the Redemption Price to the registered holders of the Rights; then, and upon such action, all outstanding Rights Certificates shall be null and void without further action by the Company. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23, in
Section 24 hereof, or in connection with the purchase of Common Shares prior to the Distribution Date.

         Section 24. Exchange. (a) The Board of Directors of the Company may, at its option, at any time after a Triggering Event, exchange all or part of the then outstanding and exercisable

Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

         (b) Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this
Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice, with simultaneous written notice to the Rights Agent, of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

         (c) In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Shares (or equivalent preferred shares, as such term is defined in Section 11(b) hereof) for Common Shares exchangeable for Rights, at the initial rate of one one-hundredth of a Preferred Share (or equivalent preferred share) for each Common Share, as appropriately adjusted to reflect adjustments in the voting rights of the Preferred Shares pursuant to the terms thereof, so that the fraction of a Preferred Share delivered in lieu of each Common Share shall have the same voting rights as one Common Share.

         (d) In the event that there shall not be sufficient Common Shares or Preferred Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares or Preferred Shares for issuance upon exchange of the Rights.

         (e) The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Common Share. For the purposes of this paragraph (e), the current market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

         Section 25.  Notice of Certain Events.

         (a) In case the Company shall propose at any time after the Distribution Date (i) to pay any dividend payable in stock of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular quarterly cash dividend),
(ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), (iv) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, (v) to effect the liquidation, dissolution or winding up of the Company, or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to each holder of a Right Certificate, and to the Rights Agent, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares and/or Preferred Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares and/or Preferred Shares, whichever shall be the earlier.

         (b) In case any of the events set forth in Section 11(a)(ii) hereof shall occur, then the Company shall as soon as practicable thereafter give to each holder of a Right Certificate, and to the Rights Agent, in accordance with
Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) hereof.

         Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

                           BURLINGTON NORTHERN SANTA FE CORPORATION
                           2650 Lou Menk Drive
                           Ft. Worth, TX 76131
                           Attention:  Corporate Secretary

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

                           _____________________________
                           _____________________________
                           _____________________________
                           Attention: __________________

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company. Notices or demands sent by mail shall be deemed given or made three Business Days after the date they are sent.

         Section 27. Supplements and Amendments. The Company may from time to time, and the Rights Agent shall, if so directed by the Company supplement or amend any provision of this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any amendment, supplement, addition or deletion hereto or make any other provisions with respect to the Rights which the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights.

         Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

         Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

         Section 30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         Section 31. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

         Section 32. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         Section 33. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         Section 34. Determinations and Actions by the Board of Directors. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or the Company or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement). All such actions, interpretations and determinations (including, for purpose of clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Right Certificates and all other parties, and (ii) not subject the Board of Directors to any liability to the holders of the Right Certificates.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

Attest:                                 BURLINGTON NORTHERN SANTA FE
                                        CORPORATION


By:____________________                 By:________________________
   Title:  Corporate Secretary             Title:  Chairman and
                                                   Chief Executive Officer



Attest:                                 ___________________________



By:___________________                  By:________________________
   Title:                                  Title:

ITEM 2H.
                                    Exhibit H

                                     FORM OF
                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                          NORTH AMERICAN RAILWAYS, INC.


         FIRST: The name of the corporation is North American Railways, Inc. (the "Corporation").

         SECOND: The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street in the City of Wilmington, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

         THIRD: The head office of the Corporation shall at all times be situated in the Montreal Urban Community, Quebec, Canada. No amendment to this Restated Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this Article THIRD unless such amendment shall receive (i) the affirmative vote of all of the directors of the Corporation, other than any directors who are unable to participate in the board of directors' deliberations due to medical reasons, and (ii) the affirmative vote of not less than 85% of the votes cast at a meeting of stockholders at which a quorum is present, provided that such number of affirmative votes constitutes at least a majority of the votes entitled to be cast on such amendment by holders of the Corporation's capital stock.

         FOURTH: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. The Corporation shall have no corporate power or authority to effectuate any amendment to Article THIRD unless, prior to such effectuation, and prior to approval by the board of directors of the Corporation, the board of directors of the Corporation shall have received a written opinion from a Canadian law firm of national standing retained by the board of directors of the Corporation that such amendment would not have a significant risk of resulting in a violation of Canadian law. The Corporation shall have no corporate power or authority to effectuate any amendment to Article FIFTH, Section I, subsection 3 unless, prior to such effectuation, and prior to approval by the board of directors of the Corporation, the board of directors of the Corporation shall have (i) received a written opinion from a Canadian law firm of national standing retained by the board of directors of the Corporation that such amendment would not have a significant risk of resulting in a violation of Canadian law and (ii) concluded that Canadian National Railway Company ("CN") and the

Corporation should no longer be operated as a single economic enterprise. The Corporation shall have no corporate power or authority to effectuate any amendment to Article SIXTH unless, prior to effectuation, and prior to approval by the board of directors of the Corporation, the board of directors of the Corporation shall have received a written opinion from a Canadian law firm of national standing retained by the board of directors of the Corporation that such amendment would not have a significant risk of resulting in a violation of Canadian law. The Corporation shall have no corporate power or authority to effectuate any amendment to Article SEVENTH unless, prior to effectuation, and prior to approval by the board of directors of the Corporation, the board of directors of the Corporation shall have concluded that CN and the Corporation should no longer be operated as a single economic enterprise.

         FIFTH: The total number of shares of all classes of capital stock that
the Corporation shall have authority to issue is [     ] shares, of which (a)
[     ] shares shall be common stock, par value $0.01 per share ("Common
Stock"), (b) one share shall be special voting stock, par value $0.01 per share ("Special Voting Stock"), and (c) [ ] shares shall be preferred stock, par value $0.01 per share ("Preferred Stock").

SECTION I: PROVISIONS RELATING TO COMMON STOCK

         1. Voting Rights. At all times, each holder of Common Stock of the Corporation shall be entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation. In respect of all matters concerning the voting of shares of the Corporation, except as required by law or as set forth in this Article FIFTH, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

         2. Common Stock to be Reserved. The Corporation shall at all times reserve and keep available out of its authorized Common Stock, solely for purposes of issuance upon the exchange of CN Exchangeable Shares (as defined in the Combination Agreement, dated as of December 18, 1999 (the "Combination Agreement"), by and among CN, Burlington Northern Santa Fe Corporation, the Corporation, North American Railways, Inc. and Western Merger Sub, Inc.), such number of shares of Common Stock as shall then be issuable upon the conversion of (i) all outstanding CN Exchangeable Shares and (ii) all CN Exchangeable Shares that are issuable upon the exercise of all outstanding rights to acquire CN Exchangeable Shares.

         3. Transfer Restrictions; Legend. (a) No shares of Common Stock of the Corporation shall be issued or transferred, and no issuance or transfer shall be reflected on the books of the Corporation, unless a simultaneous issuance or transfer of a like number of CN Voting Shares (as defined in the Combination Agreement) is made to the same holder and recorded on the books of CN or, in the case of an exchange of CN Exchangeable Shares for shares of Common Stock, the holder of such CN Exchangeable Shares will continue to be the holder of the corresponding CN Voting Shares upon consummation of such exchange. The only certificate representing shares of Common Stock that a holder of Common Stock shall be entitled to receive shall be a certificate representing both the shares of Common Stock held by such holder and the CN Voting Shares held by such holder.

         (b) Each certificate representing shares of Common Stock shall contain or have affixed thereto a legend in form and substance approved by the board of directors of the Corporation with respect to the transfer restriction set forth in this subsection (3).

         (c) No amendment to this Restated Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this subsection 3 unless such amendment shall receive (i) the affirmative vote of all of the directors of the Corporation, other than any directors who are unable to participate in the board of directors' deliberations due to medical reasons, and (ii) the affirmative vote of not less than 85% of the votes cast at a meeting of stockholders at which a quorum is present, provided that such number of affirmative votes constitutes at least a majority of the votes entitled to be cast on such amendment by holders of the Corporation's capital stock.

         4. Appraisal Rights. Holders of Common Stock shall be entitled to appraisal rights under Section 262 of the Delaware General Corporation Law with respect to any matter for which holders of CN Exchangeable Shares are entitled to appraisal or dissenters' rights under the Canadian Business Corporations Act; provided, however, that there shall be no appraisal rights with respect to the Merger (as defined in the Combination Agreement) or the other transactions contemplated by the Combination Agreement.

         5. Acknowledgments. (a) Each holder of Common Stock acknowledges that the Co-Operation Agreement (as defined in Article NINTH) provides, in part, that CN shall not, without the prior approval of the Corporation and the holders of Common Stock:

                  (i) issue or distribute CN Exchangeable Shares (or securities exchangeable for or convertible into or carrying rights to acquire CN Exchangeable Shares) to the holders of all or substantially all of the then outstanding CN Exchangeable Shares by way of stock dividend or other distribution, other than an issue of CN Exchangeable Shares to holders of CN Exchangeable Shares who exercise an option to receive dividends in CN Exchangeable Shares in lieu of receiving cash dividends;

                  (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CN Exchangeable Shares entitling them to subscribe for or to purchase CN Exchangeable Shares; or

                  (iii) issue or distribute to the holders of all or substantially all of the then outstanding CN Exchangeable Shares:

                        (A) shares or securities of CN of any class other than
               CN Exchangeable Shares;

                        (B) rights, options or warrants other than those
               referred to in subsection 5(a)(ii);

                        (C) evidences of indebtedness of CN; or

                        (D) assets of CN;

unless, in the case of subsections 5(a)(i) and (ii), a corresponding issue or distribution of units comprised of shares of Common Stock and CN Voting Shares or rights, options or warrants to acquire units comprised of shares of Common Stock and CN Voting Shares, as applicable, is made or, in the case of subsection 5(a)(iii), the economic equivalent on a per share basis of such other shares or securities, rights, options, warrants, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of Common Stock or unless, in the case of a stock dividend payable in CN Exchangeable Shares, in lieu of such stock dividend, the Corporation and CN effect a corresponding stock dividend payable in shares of Common Stock and CN Voting Shares.

         (b) Each holder of Common Stock acknowledges that the Co-Operation Agreement further provides, in part, that CN shall not, without the prior approval of the Corporation and the holders of Common Stock:

                  (i) subdivide, redivide or change the then outstanding CN Exchangeable Shares into a greater number of CN Exchangeable Shares;

                  (ii) reduce, combine, consolidate or change the then outstanding CN Exchangeable Shares into a lesser number of CN Exchangeable Shares; or

                  (iii) reclassify or otherwise change the CN Exchangeable Shares or effect an amalgamation, merger, reorganization or other transaction affecting the CN Exchangeable Shares;

unless, in the case of subsections 5(b)(i) and (ii) above, the same or, in the case of subsection 5(b)(iii) above, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, Common Stock and CN Voting Shares. The Co-Operation Agreement further provides, in part, that the aforesaid provisions of the Co-Operation Agreement shall not be changed without the approval of the holders of Common Stock.

SECTION II:   PROVISIONS RELATING TO SPECIAL VOTING STOCK

         1. Voting Rights. At all times, the one share of Special Voting Stock shall be entitled at any relevant date to that number of votes (including for purposes of determining the presence of a quorum) equal to the number of CN Exchangeable Shares outstanding as of the applicable record date of the stockholder meeting at which any matter is to be considered. In respect of all matters concerning the voting of shares of the Corporation, except as required by law and except as set forth in this Article FIFTH, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

         2. No Dividends. No dividends shall be paid to the holder of the Special Voting Stock.

         3. Liquidation Rights. The holder of the share of Special Voting Stock shall be entitled to receive $1.00 upon the liquidation, dissolution or winding-up of the Corporation in preference to any shares of Common Stock of the Corporation, but only after the liquidation preference of any shares of Preferred Stock of the Corporation has been paid.

         4. No Conversion. Except as provided in subsection (5), the Special Voting Stock is not convertible into any other class or series of the capital stock of the Corporation or into cash, property or other rights, and may not be purchased or redeemed by the Corporation.

         5. Redemption; Cancellation. At such time as the Special Voting Stock has no votes attached to it because there are no CN Exchangeable Shares outstanding, the Special Voting Stock shall be redeemable, and shall be redeemed, by the Corporation for par value and canceled.

         6. Restrictions. So long as the share of Special Voting Stock is outstanding, the Corporation shall fully comply with all contractual obligations of the Corporation associated with such CN Exchangeable Shares. So long as any CN Exchangeable Shares shall be outstanding, the number of authorized shares of Special Voting Stock shall not be increased or decreased and no other term of the Special Voting Stock shall be amended, without the affirmative vote of at least a majority of the votes entitled to be cast on such amendment by holders of CN Exchangeable Shares.

SECTION III:  PROVISIONS RELATING TO PREFERRED STOCK

         The board of directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors of the Corporation providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the Delaware General Corporation Law. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

         SIXTH: Restrictions on the transferability of the capital stock of the Corporation, in addition to those restrictions set forth elsewhere in this Amended and Restated Certificate of Incorporation, are as follows:

         1. Definitions. For purposes of this Article SIXTH, the following terms have the following meanings:

         "Act" means An Act to provide for the continuance of the Canadian National Railway Company under the Canada Business Corporations Act and for the issuance and sale of shares of the Company to the public, S.C. 1995, c.24 enacted on July 13, 1995;

         "Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

         "associate" has the meaning set forth in subsection 6 of this Article SIXTH;

         "control" has the meaning set forth in subsection 7 of this Article SIXTH;

         "corporation" includes a body corporate, partnership and unincorporated organization;

         "Maximum Individual Holdings" means voting shares to which are attached fifteen percent (15%) of the Aggregate Votes;

         "Minister" means the Minister of Transport or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the Act;

         "Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of stockholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation (but does not include the right to receive proceeds of sale pursuant to subsection 5 of this Article SIXTH);

         "person" includes an individual, corporation, government, government agency, trustee, executor, administrator and other legal representative; and

         "voting share" means a share of the Corporation carrying voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

         2. Constraints on Issue and Transfer. The Corporation shall not (a) accept any subscription for its voting shares; (b) issue any of its voting shares; or (c) register or otherwise recognize the transfer of any of its voting shares if, as a result of such subscription, issue, transfer, purchase or acquisition, voting shares to which are attached more than fifteen percent (15%) of the Aggregate Votes are or would be held, beneficially owned or controlled, directly or indirectly, by any one person together with the associates of such person.

         3. Constraints on Ownership Rights. No person, together with his, her or its associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than fifteen percent (15%) of the Aggregate Votes. Subject to subsections 4(a) and 4(b) of this Article SIXTH, the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, in excess of the permitted Maximum Individual Holdings by any person, together with such person's associates.

         4. Limitation on Voting Rights; Dividend Forfeiture. (a) Where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with such person's associates exceeds the Maximum Individual Holdings, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or such person's associates. If the Corporation redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the Maximum Individual Holdings are, after such action, in contravention, then, notwithstanding any other provision of this Article SIXTH, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in accordance with the Maximum Individual Holdings.

         (b) Where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his, her or its associates exceeds the Maximum Individual Holdings, the percentage of any and all dividends attributable to the percentage of voting shares exceeding the Maximum Individual Holdings shall be forfeited, including any cumulative dividend, and the amount of dividend so forfeited shall not become payable thereafter to any person for any reason whatsoever; provided, however, that, notwithstanding any other provision of this Article SIXTH:

                  (i) the directors of the Corporation may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Article SIXTH where the contravention of the Maximum Individual Holdings that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

                  (ii) where a dividend has not been paid or any other distribution has not been made on voting shares of a person as a result of a directors' determination of a contravention of the Maximum Individual Holdings, the directors of the Corporation shall declare and pay the dividend or make the distribution to the relevant person if they subsequently determine that no such contravention occurred.

         (c) Notwithstanding any other provision of this Article SIXTH, a contravention of the Maximum Individual Holdings shall have no consequences except those that are expressly provided for in this Article SIXTH. For greater certainty, but without limiting the generality of the foregoing, (i) no transfer, issue or ownership of, and no title to, voting shares; (ii) no resolution of stockholders; and (iii) no act of the Corporation, including any transfer of property to or by the Corporation, shall be invalid or otherwise affected by any contravention of the Maximum Individual Holdings.

         5. Sale of Constrained Shares. Without limiting any of the provisions of this Article SIXTH (but subject to subsection 4(a) of this Article SIXTH) the Corporation may, for the purposes of enforcing any constraint imposed pursuant to subsection 2 of this Article SIXTH, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint. Such sale shall be conducted in accordance with the procedures set forth in Part VI of the Canadian Business Corporations Act and Part VII of the Canadian Business Corporations Regulations with necessary modifications, as if such provisions applied to the sale of such voting shares, and the net proceeds of the sale thereof shall be remitted to the person or persons entitled thereto; provided, however, that (i) in the event the Corporation elects to transfer the proceeds of any such sale to a trust company, the trust company may be either a United States or Canadian trust company and (ii) in the event the proceeds of any such sale are not claimed by a person entitled to receive such proceeds within ten years after the date of such sale, the Corporation shall be entitled to retain such proceeds.

         6. Associates. (a) For the purposes of this Article SIXTH, a person is an "associate" of another person if:

                  (i) one is a corporation of which the other is an officer or director;

                  (ii) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

                  (iii) one is a partnership of which the other is a partner;

                  (iv) one is a trust of which the other is a trustee;

                  (v) both are corporations controlled by the same person;

                  (vi) both are members of a voting trust that relates to voting shares;

                  (vii) both, in the reasonable opinion of the directors of the Corporation, are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation or are otherwise acting in concert with respect to those interests; or

                  (viii) both are at the same time associates, within the meaning of any of clauses (i) to (viii), of the same person.

         (b) Notwithstanding subsection 6(a) of this Article SIXTH, for the purposes of this subsection 6:

                  (i) where a person who, but for this subsection 6(b), would be an associate of another person submits to the Corporation such declaration as required by the directors stating that:

                        (A) no voting shares held or to be held by the declarant
               are or will be, to the declarant's knowledge, held in the right of, for the use or benefit of, or under the control of, any other person of which, but for this subsection 6(b), the declarant would be an associate, and

                        (B) the declarant is not acting and will not act in
               concert with any other person with respect to their interests, direct or indirect, in the Corporation,

         the declarant and that other person are not associates so long as the directors of the Corporation are satisfied that the statements in the declaration are being complied with and that there are no other reasonable grounds for disregarding the declaration; and

                  (ii) two corporations are not associates pursuant to subsection 6(a) of this Article SIXTH by reason only that, under such subsection 6(a), each is an associate of the same individual; and

                  (iii) where it appears from the stock ledger of the Corporation that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of the Corporation and five thousand such votes, that person is not an associate of anyone else and no one else is an associate of that person.

         (c) For greater certainty, no person is presumed to be an associate of any other person solely by reason that one of them has given the other the power to vote or direct the voting of voting shares at a meeting of the holders of the voting shares pursuant to a revocable proxy where the proxy is solicited solely by means of a proxy statement issued in a public solicitation of proxies that is made in respect of all voting shares and in accordance with applicable law.

         7. Control. For purposes of this Article SIXTH, "control" and any derivative thereof means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing:

         (a) a body corporate is controlled by a person if:

                  (i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

                  (ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

         (b) a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

         8. Joint Ownership. For the purposes of this Article SIXTH, where voting shares are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

         9. Exceptions. (a) Nothing in this Article SIXTH shall be construed to apply to such a holder in respect of voting shares that:

                  (i) are held by the Minister in trust for Her Majesty in right of Canada;

                  (ii) are held by one or more underwriters solely for the purpose of distributing the shares to the public or in connection therewith, which shall include, without limitation, any voting shares acquired through the exercise of an over-allotment option or in stabilization transactions and, for the purposes of calculating the percentage of voting shares of the Corporation held, beneficially owned or controlled by any underwriter during the period of any distribution of shares (such period not terminating for the purposes of this provision while any over-allotment option remains unexercised and unexpired), shall not include any shares owned or subject to acquisition by such underwriter which have at the time of such calculation been resold;

                  (iii) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, including, without limitation, intermediaries such as The Canadian Depositary for Securities Limited and The Depository Trust Company;

                  (iv) are held by way of security only; or

                  (v) are held by any custodian, depositary or other agent appointed under an instalment receipt agreement or other agreement pursuant to which, among other things, voting shares are purchased on an instalment basis.

         (b) None of the restrictions set forth in this Article SIXTH shall apply to the Special Voting Stock; provided, however, that the voting rights of the holder of Special Voting Stock shall be included for purposes of calculating the number of Aggregate Votes; provided further, that any holder of voting shares shall be deemed, for purposes of determining compliance with the requirements of subsections 2 and 3 of this Article SIXTH, to hold an additional number of voting shares equal to the number of votes attached to the Special Voting Share of which such holder together with such holder's associates has the right to direct the casting as a result of holding CN Exchangeable Shares and, if any such holder, as a result thereof, is not in compliance with subsection 3 of this Article SIXTH, subsection 4 of this Article SIXTH shall be applicable to the votes attached to the Special Voting Share of which such holder, together with such holder's associates, has the right to direct.

         10. By-Laws. (a) Subject to applicable law, the board of directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set forth in this Article SIXTH, including any by-laws to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

         (b) Where a person is required to furnish a declaration pursuant to a by-law made under subsection 10(a) of this Article SIXTH, the board of directors of the Corporation may refuse to register a transfer of a voting share in his, her or its name or to issue a voting share to him, her or it until that person has furnished the declaration.

         11. Powers of Directors. (a) Subject to applicable law, in the administration of this Article SIXTH, the directors of the Corporation shall enjoy, in addition to the powers set forth in this Article SIXTH, all of the powers necessary or desirable, in their opinion, to carry out the intent or purpose of this Article SIXTH.

         (b) If the board of directors of the Corporation, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in voting shares, the board of directors shall be entitled to treat such persons as associates for the purposes of this Article SIXTH.

         (c) In administering the provisions of this Article SIXTH, the directors of the Corporation may rely upon:

             (i) a statement made in a declaration referred to in subsection 10 of this Article SIXTH;

             (ii) the knowledge of a director, officer, employee or agent of the Corporation; and

             (iii) the opinion of counsel to the Corporation or of other qualified advisors.

         (d) Wherever in this Article SIXTH it is necessary to determine the opinion of the board of directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to
Section 141(f) of the Delaware General Corporation Law.

         12. Disclosure Required. Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its voting shares contained in this Article SIXTH:

         (a) a certificate representing a voting share;

         (b) a proxy statement; and

         (c) a prospectus, statement of material facts, registration statement or similar document.

         13. Amendments to this Section. No amendment to this Restated Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this Article SIXTH unless such amendment shall receive (i) the affirmative vote of all of the directors of the Corporation, other than any directors who are unable to participate in the board of directors' deliberations due to medical reasons, and (ii) the affirmative vote of not less than 85% of the votes cast at a meeting of stockholders at which a quorum is present, provided that such number of affirmative votes constitutes at least a majority of the votes entitled to be cast on such amendment by holders of the Corporation's capital stock. Notwithstanding the immediately preceding sentence, the provisions of this Article SIXTH may be amended from time to time to conform with any amendments made to the provisions of the Act if any such amendment to this Article SIXTH receives (i) the affirmative vote of a majority of the directors of the Corporation present at a meeting at which a quorum is present and (ii) the affirmative vote of a majority of the votes entitled to be cast on any such amendment by holders of the Corporation's capital stock.

         SEVENTH: No person shall be qualified for election or appointment as a director of the Corporation unless he or she is also a member of the board of directors of CN or unless he or she is elected or appointed to the board of directors of CN simultaneously with his or her appointment or election as a director of the Corporation. No amendment to this Restated Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this Article SEVENTH unless such amendment shall receive (i) the affirmative vote of all of the directors of the Corporation, other than any directors who are unable to participate in the board of directors' deliberations due to medical reasons, and (ii) the affirmative vote of not less than 85% of the votes cast at a meeting of stockholders at which a quorum is present, provided that such number of affirmative votes constitutes at least a majority of the votes entitled to be cast on such amendment by holders of the Corporation's capital stock.

         EIGHTH: No holder of capital stock of the Corporation shall be entitled as a matter of right to subscribe for, purchase or receive any part of any new or additional issue of capital stock of any class or any options or warrants for such stock or any rights to subscribe to or purchase such stock or securities convertible into or exchangeable for such stock, whether now or hereafter authorized, or whether issued for money, for a consideration other than money, or for no consideration.

         NINTH: The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with, and to ensure performance and compliance by its subsidiaries with, all provisions of the Co-Operation Agreement, dated as of _________, ___, as it may be amended from time to time in accordance with its terms (the "Co-Operation Agreement"), by and between the Corporation and CN applicable to the Corporation and its subsidiaries, including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favor of the Corporation under or pursuant to the CoOperation Agreement. The board of directors of the Corporation may make any amendments to the Co-Operation Agreement only in accordance with Article 6 of the Co-Operation Agreement.

         TENTH: Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action. With respect to any matter submitted to the stockholders of the Corporation that is also submitted to the stockholders of CN, the meeting of stockholders at which such matter is considered shall be held on the same day and at the same location as the meeting at which such matter is considered by the stockholders of CN and the record date for determining the stockholders of the Corporation entitled to vote at such meeting shall be the same as the record date for determining the stockholders of CN entitled to vote at such CN meeting.

         ELEVENTH: In furtherance and not in limitation of the powers conferred by law, the board of directors of the Corporation is expressly authorized:

         (a) To adopt, amend or repeal the by-laws of the Corporation subject to the power of the stockholders of the Corporation having voting power to adopt by-laws and to amend or repeal by-laws adopted or amended by the board of directors;

         (b) To remove at any time any officer elected or appointed by the board of directors by such vote of the board of directors as may be provided for in the by-laws. Any other officer of the Corporation may be removed at any time by a vote of the board of directors, or by any committee or superior officer upon whom such power of removal may be conferred by the by-laws or by a vote of the board of directors;

         (c) To establish bonus, profit sharing, stock option, stock purchase, retirement or other types of incentive or compensation plans for the employees (including officers and directors) of the Corporation and to fix the terms of such plans and to determine, or prescribe the method for determining, the persons to participate in any such plans and the amount of their respective participation; and

         (d) From time to time to determine whether and to what extent, and at what time and places and under what conditions and regulations, the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware or as authorized by the board of directors.

         TWELFTH: To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Article TWELFTH shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

         THIRTEENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of

Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder of the Corporation or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ITEM 2I.
                                    Exhibit I

                                     FORM OF

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                    BURLINGTON NORTHERN SANTA FE CORPORATION


         1. The name of the Corporation is Burlington Northern Santa Fe Corporation.

         2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

         3. The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("GCL").

         4. The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock with a par value of one cent ($.01) per share.

         5. The Corporation is to have perpetual existence.

         6. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, adopt, alter, amend or repeal the By-Laws of the Corporation.

         7. A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
(iii) under Section 174 of the GCL as it may from time to time be amended or supplemented or any successor provision thereto; or (iv) for any transaction from which a director derived an improper personal benefit.

            (b) Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of any person thereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

         8. Meetings of the stockholders may be held within or without the State of Delaware, as may be designated by or in the manner provided in the By-Laws of the Corporation. The books of the Corporation may be kept (subject to the provisions of any law or regulation) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

         9. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ITEM 2J.
                                   Exhibit J

                                    FORM OF

                                    BY-LAWS

                                       OF

                    BURLINGTON NORTHERN SANTA FE CORPORATION


                                   ARTICLE I
                                    OFFICES

         Section 1. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                   ARTICLE II
                                  STOCKHOLDERS

         Section 1. Time and Place of Meetings. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, within or without the State of Delaware, as shall be designated by the Board of Directors. In the absence of a designation of a place for any such meeting by the Board of Directors, each such meeting shall be held at the principal office of the Corporation.

         Section 2. Annual Meetings. An annual meeting of stock holders shall be held for the purpose of electing directors and transacting such other business as may properly be brought before the meeting. The date of the annual meeting shall be determined by the Board of Directors.

         Section 3. Special Meetings. Special meetings of the stock holders, for any purpose or purposes, unless otherwise prescribed by the Certificate of Incorporation or by law, may be called by the Chief Executive Officer or by the President and shall be called by the Secretary at the direction of a majority of the Board of Directors, or at the request in writing delivered to the Chief Executive Officer, the President or the Secretary of the Corporation of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

         Section 4. Notice of Meetings. Written notice of each meet ing of the stockholders stating the place, date and time of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. The notice of any special meeting of stock holders shall state the purpose or purposes for which the meeting is called. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. Neither the business to be transacted at, nor the purpose of, an annual or special meeting of stockholders need be specified in any written waiver of notice.

         Section 5. Quorum; Adjournments. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise required by the Certificate of Incorporation or the Delaware General Corporation Law as from time to time in effect (the "Delaware Law"). If a quorum is not represented, the holders of the stock present in person or represented by proxy at the meeting and entitled to vote thereat shall have power, by the affirmative vote of the holders of a majority of such stock, to adjourn the meeting to another time and/or place, without notice other than announcement at the meeting, except as hereinafter provided, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Withdrawal of stockholders from any meeting shall not cause the failure of a duly constituted quorum at such meeting.

         Section 7. Voting. (a) At all meetings of the stockholders, each stockholder of the Common Stock shall be entitled to vote, in person, or by proxy appointed in an instrument in writing subscribed by the stockholder or otherwise appointed in accordance with Section 212 of the Delaware Law, each share of voting stock owned by such stockholder of record on the record date for the meeting. Each stockholder of the Common Stock shall be entitled to one vote for each share of voting stock held by such stockholder, unless otherwise provided in the Delaware Law or the Certificate of Incorporation.

         (b) When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the Common Stock having voting power present in person or represented by proxy and voting shall decide any question brought before such meeting, unless the question is one upon which, by express provision of law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question. Any stockholder who is in attendance at a meeting of stockholders either in person or by proxy, but who abstains from the vote on any matter, shall not be deemed present or represented at such meeting for purposes of the preceding sentence with respect to such vote, but shall be deemed present or represented at such meeting for all other purposes.

         Section 8. Informal Action by Stockholders. Any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                  ARTICLE III
                                   DIRECTORS

         Section 1. General Powers. The business and affairs of the Corporation shall be managed and controlled by or under the direction of its Board of Directors, which may exercise all such powers of, and do all such acts and things as may be done by, the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

         Section 2. Number, Qualification and Tenure. The Board of Directors of the Corporation shall consist of not less than one (1) member and not more than ten (10) members. Within the limit above specified, the number of directors shall be determined from time to time by resolution of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders, except as pro vided in the Certificate of Incorporation or Section 3 of this Article, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier death, termination, resignation or removal from office. Directors need not be stockholders.

         Section 3.  Vacancies and Newly-Created Directorships.
Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so chosen shall hold office until his or her successor is elected and qualified or until his or her earlier death, termination, resignation, retirement, dis qualification or removal from office. If there are no directors in office, then an election of directors may be held in the manner provided by law.

         Section 4. Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

         Section 5. Meetings. The Board of Directors shall hold a regular meeting, to be known as the annual meeting, immediately following each annual meeting of the stockholders. Other regular meetings of the Board of Directors shall be held at such time and place as shall from time to time be determined by the Board. No notice of regular meetings need be given, other than by announcement at the immediately preceding regular meeting. Special meetings of the Board may be called by the Chief Executive Officer, by the President or by the Secretary on the written request of a majority of the Board of Directors. Notice of any special meeting of the Board shall be given at least two days prior thereto, either in writing, or telephonically if confirmed promptly in writing, to each director at the address shown for such director on the records of the Corporation.

         Section 6. Waiver of Notice; Business and Purpose. Notice of any meeting of the Board of Directors may be waived in writing signed by the person or persons entitled to such notice either before or after the time of the meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened and at the beginning of the meeting records such objection with the person acting as secretary of the meeting and does not thereafter vote on any action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting, unless specifically required by the Delaware Law.

         Section 7. Quorum and Manner of Acting. At all meetings of the Board of Directors a majority of the total number of directors shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the Delaware Law or by the Certificate of Incorporation. Withdrawal of directors from any meeting shall not cause the failure of a duly constituted quorum at such meeting. A director who is in attendance at a meeting of the Board of Directors but who abstains from the vote on any matter shall be counted for purposes of constituting a quorum but shall not be deemed present at such meeting for purposes of determining the act of a majority of the directors with respect to such vote, but shall be deemed present at such meeting for all other purposes.

         Section 8. Organization. The Chairman of the Board, if elected, shall act as chairman at all meetings of the Board of Directors. If the Chairman of the Board is not elected or, if elected, is not present, the Vice Chairman, if any, or if no such Vice Chairman is present, a director chosen by a majority of the directors present, shall act as chairman at such meeting of the Board of Directors.

         Section 9. Committees. The Board of Directors, by resolution adopted by a majority of the whole Board, may designate one or more directors to constitute an Executive Committee. The Board of Directors, by resolution adopted by a majority of the whole Board, may create one or more other committees and appoint one or more directors to serve on such committee or committees. Each director appointed to serve on any such committee shall serve, unless the resolution designating the respective committee is sooner amended or rescinded by the Board of Directors, until the next annual meeting of the Board or until their respective successors are designated. The Board of Directors, by resolution adopted by a majority of the whole Board, may also designate additional directors as alternate members of any committee to serve as members of such committee in the place and stead of any regular member or members thereof who may be unable to attend a meeting or otherwise unavailable to act as a member of such committee. In the absence or disqualification of a member and all alternate members designated to serve in the place and stead of such member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place and stead of such absent or disqualified member.

         The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation between the meetings of the Board of Directors, and any other committee may exercise the power and authority of the Board of Directors to the extent specified by the resolution establishing such committee, or the Certificate of Incorporation or these By-laws; provided, however, that no committee may take any action that is expressly required by the Delaware Law or the Certificate of Incorporation or these By-laws to be taken by the

Board of Directors and not by a committee thereof. Each committee shall keep a record of its acts and proceedings, which shall form a part of the records of the Corporation in the custody of the Secretary, and all actions of each committee shall be reported to the Board of Directors at the next meeting of the Board.

         Meetings of committees may be called at any time by the Chairman of the Board, if any, or the chairman of the respective committee. A majority of the members of the committee shall constitute a quorum for the transaction of business and, except as expressly limited by this section, the act of a majority of the members present at any meeting at which there is a quorum shall be the act of such committee. Except as expressly provided in this section or in the resolution designating the committee, a majority of the members of any such committee may select its chairman, fix its rules of procedure, fix the time and place of its meetings and specify what notice of meetings, if any, shall be given.

         Section 10. Action without Meeting. Unless otherwise specifi cally prohibited by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or such committee, as the case may be, execute a consent thereto in writing setting forth the action so taken, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

         Section 11. Attendance by Telephone. Members of the Board of Directors, or any committee thereof, may participate in and act at any meeting of the Board of Directors, or such committee, as the case may be, through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

         Section 12. Compensation. By resolution of the Board of Directors, irrespective of any personal interest of any of the members, the directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum of attendance at meetings or a stated salary as directors. These payments shall not preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE IV
                                    OFFICERS

         Section 1. Enumeration. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President and a Secretary. The Board of Directors may also elect a Chairman of the Board, a Vice Chairman, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers and agents as it may deem appropriate. Any number of offices may be held by the same person.

         Section 2. Term of Office. The officers of the Corporation shall be elected at the annual meeting of the Board of Directors and shall hold office until their successors are elected and qualified, or until their earlier death, termination, resignation or removal from office. Any officer or agent of the Corporation may be removed at any time by the Board of Directors, with or without cause. Any vacancy in any office because of death, resignation, termination, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

         Section 3. Chairman of the Board. The Chairman of the Board, when and if elected, shall be the chief executive officer of the Corporation and, as such, shall have general supervision, direction and control of the business and affairs of the Corporation, subject to the control of the Board of Directors, shall preside at meetings of the Board of Directors and of stockholders and shall have such other functions, authority and duties as customarily appertain to the office of the chief executive of a business corporation or as may be prescribed by the Board of Directors. The Chairman of the Board, if any, shall be a member of the Board of Directors of the Corporation.

         Section 4. Vice Chairman. The Vice Chairman, if any, in the absence of the Chairman or in the event of the Chairman's inability or refusal to act, shall have the authority to perform the duties of the Chairman and such other duties as may from time to time be prescribed by the Board of Directors or the Chairman of the Board. The Vice Chairman, if any, shall be a member of the Board of Directors of the Corporation.

         Section 5. President. During any period when there shall be an office of Chairman of the Board, the President shall be the chief operating officer of the Corporation and shall have such functions, authority and duties as may be prescribed by the Board of Directors or the Chairman of the Board. During any period when there shall not be an office of Chairman of the Board, the President shall be the chief executive officer of the Corporation, and, as such, shall have the functions, authority and duties provided for the Chairman of the Board when there is an office of Chairman of the Board.

         Section 6. Vice President. Each Vice President shall perform such duties and have such other powers as may from time to time be prescribed by the Board of Directors, the Chairman of the Board or the President.

         Section 7. Secretary. The Secretary shall: (a) keep a record of all proceedings of the stockholders, the Board of Directors and any committees thereof in one of more books provided for that purpose; (b) give, or cause to be given, all notices that are required by law or these By-laws to be given by the Secretary; (c) be custodian of the corporate records and, if the Corporation has a corporate seal, of the seal of the Corporation; (d) have authority to affix the seal of the Corporation to all instruments the execution of which requires such seal and to attest such affixing of the seal; (e) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign, with the Chairman or the Vice Chairman, if any, or President or any Vice President, or any other officer thereunto authorized by the Board of Directors, any certificates for shares of the Corporation, or any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed by the signature of more than one officer; (g) have general charge of the stock transfer books of the Corporation; (h) have authority to certify as true and correct, copies of the By-laws, or resolutions of the stockholders, the Board of Directors and committees thereof, and of other documents of the Corporation; and (i) in general, perform the duties incident to the office of secretary and such other duties as from time to time may be prescribed by the Board of Directors, the Chairman of the Board or the President. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest such affixing of the seal.

         Section 8. Assistant Secretary. The Assistant Secretary, or if there shall be more than one, each Assistant Secretary in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall have the authority to perform the duties of the Secretary, subject to such limitations thereon as may be imposed by the Board of Directors, and such other duties as may from time to time be prescribed by the Board of Directors, the Chairman of the Board, the President or the Secretary.

         Section 9. Treasurer. The Treasurer shall be the principal accounting and financial officer of the Corporation. The Treasurer shall: (a) have charge of and be responsible for the maintenance of adequate books of account for the Corporation; (b) have charge and custody of all funds and securities of the Corporation, and be responsible therefor and for the receipt and disbursement thereof;
and (c) perform the duties incident to the office of treasurer and such other duties as may from time to time be prescribed by the Board of Directors, the Chairman of the Board or the President. The Treasurer may sign with the Chairman or the Vice Chairman, if any, or the President, or any Vice President, or any other officer thereunto authorized by the Board of Directors, certificates for shares of the Corporation. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors may determine.

         Section 10. Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, each Assistant Treasurer, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall have the authority to perform the duties of the Treasurer, subject to such limitations thereon as may be imposed by the Board of Directors, and such other duties as may from time to time be prescribed by the Board of Directors, the Chairman of the Board, the President or the Treasurer.

         Section 11. Other Officers and Agents. Any officer or agent who is elected or appointed from time to time by the Board of Directors and whose duties are not specified in these By-laws shall perform such duties and have such powers as may from time to time be prescribed by the Board of Directors, the Chairman of the Board or the President.

                                   ARTICLE V
                    CERTIFICATES OF STOCK AND THEIR TRANSFER

         Section 1. Form. The shares of the Corporation shall be represented by certificates; provided, however, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Each certificate for shares shall be consecutively numbered or otherwise identified. Certificates of stock in the Corporation, shall be signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Where a certificate is countersigned by a transfer agent, other than the Corporation or an employee of the Corporation, or by a registrar, the signatures of one or more officers of the Corporation may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were such officer, transfer agent or registrar at the date of its issue.

         Section 2. Transfer. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by the Corporation to the person entitled thereto, cancel the old certificate and record the transaction in its stock transfer books.

         Section 3. Replacement. In case of the loss, destruction, mutilation or theft of a certificate for any stock of the Corpor ation, a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by the Corporation may be issued upon the surrender of the mutilated certificate or, in the case of loss, destruction or theft of a certificate, upon satisfactory proof of such loss, destruction or theft and upon such terms as the Board of Directors may prescribe. The Board of Directors may in its discretion require the owner of the lost, destroyed or stolen certificate, or his legal representative, to give the Corporation a bond, in such sum and in such form and with such surety or sureties as it may direct, to indemnify the Corporation against any claim that may be made against it with respect to the certificate alleged to have been lost, destroyed or stolen.

                                   ARTICLE VI
          INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

         Section 1. Third Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corpora tion (and the Corporation, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he or she is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation in any other capacity for another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys'
fees), judgments, decrees, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Notwithstanding the foregoing, the Corporation shall be required to indemnify a director or officer in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board of Directors.

         Section 2. Actions By or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation (and the Corporation, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he or she is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation in any other capacity for another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. Notwithstanding the foregoing, the Corporation shall be required to indemnify a director or officer in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board of Directors.

         Section 3. Indemnity if Successful. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in
Section 1 or 2 of this Article, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         Section 4. Standard of Conduct. Except in a situation governed by
Section 3 of this Article, any indemnification under Section 1 or 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1 or 2, as applicable, of this Article. Such determination shall be made (i) by a majority vote of directors acting at a meeting at which a quorum consisting of directors who were not parties to such action, suit or proceeding is present, or (ii) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
(iii) by the stockholders. The determination required by clauses (i) and (ii) of this Section 4 may in either event be made by written consent of the majority required by each clause.

         Section 5. Expenses. Expenses (including attorneys' fees) of each director and officer hereunder indemnified actually and reasonably incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding or threat thereof shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by employees and agents may be so paid upon the receipt of the aforesaid undertaking and such terms and conditions, if any, as the Board of Directors deems appropriate.

         Section 6. Nonexclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, other Sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may now or hereafter be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

         Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware Law.

         Section 8. Definitions. For purposes of this Article, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify any or all of its directors, officers, employees and agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation in any other capacity for another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued.

         For purposes of this Article, references to "other capacities" shall include serving as a trustee or agent for any employee benefit plan; references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

         Section 9. Continuation. The indemnification and advancement of expenses provided by, or granted pursuant to, the Delaware Law, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         Section 10. Severability. If any provision hereof is invalid or unenforceable in any jurisdiction, the other provisions hereof shall remain in full force and effect in such jurisdiction, and the remaining provisions hereof shall be liberally construed to effectuate the provisions hereof, and the invalidity of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

         Section 11. Amendment. The right to indemnification conferred by this Article shall be deemed to be a contract between the Corporation and each person referred therein until amended or repealed, but no amendment to or repeal of these provisions shall apply to or have any effect on the right to indemnification of any person with respect to any liability or alleged liability of such person for or with respect to any act or omission of such person occurring prior to such amendment or repeal.

                                  ARTICLE VII

                               GENERAL PROVISIONS

         Section 1. Fiscal Year. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

         Section 2. Corporation Seal. The corporate seal, if any, of the Corporation shall be in such form as may be approved from time to time by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

         Section 3. Notices and Mailing. Except as otherwise provided in the Act, the Articles of Incorporation or these By-laws, all notices required to be given by any provision of these By-laws shall be deemed to have been given (i) when received, if given in person, (ii) on the date of acknowledgment of receipt, if sent by telex, facsimile or other wire transmission, (iii) one day after delivery, properly addressed, to a reputable courier for same day or overnight delivery or (iv) three days after being deposited, properly addressed, in the U.S. Mail, certified or registered mail, postage prepaid.

         Section 4. Waiver of Notice. Whenever any notice is required to be given under the Delaware Law or the provisions of the Cer tificate of Incorporation or these By-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

         Section 5. Interpretation. In these By-laws, unless a clear contrary intention appears, the singular number includes the plural number and vice versa, and reference to either gender includes the other gender.

                                  ARTICLE VIII
                                   AMENDMENTS

         These By-laws may be altered, amended or repealed or new By-laws may be adopted by the Board of Directors. The fact that the power to amend, alter, repeal or adopt the By-laws has been conferred upon the Board of Directors shall not divest the stockholders of the same powers.

                                                                  EXECUTION COPY

ITEM 3.
                            CN STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT, dated as of December 18, 1999 (this "Agreement"), is between CANADIAN NATIONAL RAILWAY COMPANY, a Canadian corporation ("Issuer"), and BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation ("Grantee").

                                    RECITALS

         A. The Combination Agreement. Prior to the entry into this Agreement and prior to the grant of the Option (as defined in Section 1(a)), Issuer, Grantee, NORTH AMERICAN RAILWAYS, INC., a Delaware corporation owned 50% by Issuer and 50% by Grantee ("Newco"), and Western Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub"), have entered into a Combination Agreement, dated as of the date of this Agreement (the "Combination Agreement"), pursuant to which Grantee and Issuer have agreed to effect certain transactions upon the terms and subject to the conditions set forth in the Combination Agreement.

         B. The Stock Option Agreement. As an inducement and condition to Grantee's willingness to enter into the Combination Agreement, and in consideration thereof, the board of directors of Issuer has approved the grant to Grantee of the Option pursuant to this Agreement and the acquisition of Common Stock (as defined below) by Grantee pursuant to this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and in the Combination Agreement, the parties agree as follows:

         1. The Option. (a) Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase, subject to the terms and conditions of this Agreement, up to 28,895,812 fully paid and nonassessable common shares in the capital of Issuer ("Common Stock"), of Issuer at a price per share in cash equal to the average of the closing price of Issuer's Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal, New York City edition) on the five trading days ending on the last trading day preceding the Notice Date (as defined below) (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 12.5% of the shares of Common Stock issued and outstanding at the time of exercise (giving effect to the shares of Common Stock issued or issuable under the Option) (the "Maximum Applicable Percentage"). The number of shares of Common Stock purchasable upon exercise of the Option are subject to adjustment as set forth in this Agreement.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the aggregate number of shares of Common Stock purchasable upon exercise of the Option (inclusive of shares, if any, previously purchased upon exercise of the Option) shall automatically be increased (without any further action on the part of Issuer or Grantee being necessary) so that, after such issuance, it equals the Maximum Applicable Percentage. No such increase shall affect the Option Price.

         2. Exercise; Closing. (a) Manner of Exercise; Termination. Grantee or any other person that shall become a holder of all or part of the Option in accordance with the terms of this Agreement (each such person being sometimes referred to in this Agreement as the "Holder") may exercise the Option, in whole or in part, by delivering a written notice thereof as provided in Section 2(d) within 18 months following the occurrence of a Triggering Event (as defined in Section 2(b)) unless prior to such Triggering Event either the Merger Effective Time or the Arrangement Effective Time (as such terms are defined in the Combination Agreement) shall have occurred or the Option shall have terminated in accordance with the following sentence. The Option shall terminate upon any of (i) the occurrence of either the Merger Effective Time or the Arrangement Effective Time, (ii) if no notice pursuant to the preceding sentence has been delivered prior thereto, the close of business on the day 18 months after the date that Grantee becomes entitled to receive the CN Termination Fee (as defined in the Combination Agreement) under Section 10.4(c) of the Combination Agreement, (iii) the performance of the BNSF Stock Option Agreement (as defined in the Combination Agreement) by Grantee or the right of Issuer to purchase shares of Grantee's common stock upon exercise of the option granted thereunder shall have been finally enjoined or held invalid by a court of competent jurisdiction or (iv) the execution of or the written agreement to enter into an agreement or series of agreements relating to a Business Combination Transaction (as defined below) with such Holder; provided, however, that in the event that any portion of the Option is held by any other person other than the Grantee in accordance with the terms of this Agreement, any termination pursuant to clause
(iv) above shall only apply to such portion of the Option held by such Holder and shall not effect that portion of the Option held by the Grantee or such other persons, as the case may be. A "Business Combination Transaction" shall mean (i) a consolidation, exchange of shares or merger of a Holder with any Person and, in the case of a merger, in which the Holder shall not be the continuing or surviving corporation, (ii) any transaction (including, without limitation, a consolidation, exchange of shares or merger) in which the Holder shall be the continuing or surviving corporation but the then outstanding shares of capital stock of the Holder shall be changed into or exchanged for stock or other securities of the Holder or any other Person or cash or any other property or the capital stock of such Holder outstanding immediately before such transaction shall after such transaction represent less than 50% of the common shares and common share equivalents of such Holder outstanding immediately after the transaction or (iii) a sale, lease or other transfer of all or substantially all the assets of the Holder to any Person.

         (b) Triggering Event. A "Triggering Event" shall have occurred if the Combination Agreement is terminated and Grantee shall have become entitled to receive the CN Termination Fee pursuant to Section 10.4(c) of the Combination Agreement.

         (c) Notice of Triggering Event by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (d) Notice of Exercise by Grantee. If the Holder shall be entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which is referred to in this Agreement as the "Notice Date") specifying
(i) the total number of shares that the Holder will purchase pursuant to such exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (a "Closing"); provided, that if the Closing cannot be effected by reason of the application of any law or regulation, (x) the Holder or Issuer, as required, promptly after the giving of such notice shall file the required notice, report, filing or application for approval and shall expeditiously process the same and (y) the Closing Date shall be extended to not later than the tenth business day following the expiration or termination of the restriction imposed by such law. Each of the Holder and the Issuer agrees to use its reasonable best efforts to cooperate with and provide information to Issuer or Holder, as the case may be, for the purpose of any required notice, report, filing or application for approval.

         (e) Payment of Purchase Price. At each Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Issuer; provided, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option, in whole or in part.

         (f) Delivery of Common Stock. At such Closing, simultaneously with the payment of the purchase price by the Holder, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall be exercised in part only, a new Option evidencing the rights of the Holder to purchase the balance (as adjusted pursuant to Section 1(b)) of the shares of Common Stock then purchasable under this Agreement.

         (g) Restrictive Legend. Certificates for Common Stock delivered at a Closing shall be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and the applicable Canadian securities laws."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or a written opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of either the Securities Act of 1933, as amended (the "Securities Act") or the applicable Canadian securities laws. In addition, such certificates shall bear any other legend as may be required by applicable law.

         (h) Ownership of Record; Tender of Purchase Price; Expenses. Upon the giving by the Holder to Issuer of a written notice of exercise referred to in
Section 2(d) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not have been delivered to the Holder. Issuer shall pay all expenses, and any and all United States and Canadian federal, provincial, territorial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         (i) Effect of Statutory or Regulatory Restraints on Exercise. To the extent that, upon or following the giving by the Holder to Issuer of a written notice of exercise referred to in Section 2(d), Issuer is prohibited under applicable law or regulation from delivering to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder, Issuer shall immediately so notify the Holder in writing and thereafter deliver or cause to be delivered, from time to time, to the Holder the portion of the Option Shares that Issuer is no longer prohibited from delivering, within two business days after the date on which it is no longer so prohibited; provided, however, that upon notification by Issuer in writing of such prohibition, the Holder may, at any time after receipt of such notification from Issuer, revoke in writing its exercise notice, whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder that portion of the Option Shares that Issuer is not prohibited from delivering pursuant to the time periods set forth in Section 2(d); and (ii) deliver to the Holder, as appropriate, with respect to the Option, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of giving the written notice of exercise referred to in Section 2(d). Notwithstanding anything to the contrary in this Agreement, the period for exercise of rights related to the Option set forth in Section 2(a) shall be extended, at the request of Holder, for a period not to exceed 180 days from the date that the Option would have terminated pursuant to Section 2(a) hereof or such shorter period necessary to permit the delivery of all the Option Shares subject to the exercise notice.

         (j) Conditions to Exercise. The obligation of the Issuer to effect the Closing shall be subject to the following conditions:

                  (a) all regulatory approvals required of the Issuer in connection with the issuance of the Option Shares hereunder shall have been obtained, including that the grant of the Option and the issuance of the Option Shares shall have been approved by The Toronto Stock Exchange; and

                  (b) the issuance of the Option Shares at the Closing shall not be prohibited by any law, regulation, injunction or order of any Governmental Entity (as defined in the Combination Agreement).

         (k) Waiver of Voting Rights. The Grantee agrees that it shall have no voting rights, and shall not exercise or permit to be exercised any voting rights in any circumstance, in respect of the Option or the Common Stock purchasable under the Option unless, until, and only to the extent that the Option has been exercised and Common Stock has actually been purchased thereunder.

         3. Covenants of Issuer. In addition to its other agreements and covenants in this Agreement, Issuer agrees:

                  (a) Shares Reserved for Issuance. It will maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer.

                  (b) No Avoidance. It will not avoid or seek to avoid (whether by amendment of its constitutive documents or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed under this Agreement by Issuer.

                  (c) Further Assurances. After the date of this Agreement, it will promptly take all actions as may from time to time be required (including (i) seeking any necessary governmental approval, exemption or other authorization, (ii) complying with all applicable premerger notification, reporting and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and
         (iii) in the event that prior notice, report, filing or approval with respect to any Governmental Entity is necessary under any applicable foreign, United States or Canadian federal, provincial, territorial, state or local law before the Option may be exercised, cooperating fully with the Holder in preparing and processing the required applications or notices) in order to permit each Holder to exercise the Option and purchase shares of Common Stock pursuant to such exercise and to take all action necessary to protect the rights of the Holder against dilution.

                  (d) Stock Exchange Listing. It will use its reasonable best efforts to cause the shares of Common Stock to be issued pursuant to the Option to be approved for listing (to the extent they are not already listed) on all securities exchanges on which shares of Common Stock of the Issuer are then listed, subject to official notice of issuance.

         4. Representations and Warranties of Issuer. Issuer represents and warrants to Grantee as follows:

                  (a) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve, free from preemptive rights, and permit it to issue, sufficient authorized but unissued shares of Common Stock so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances, and security interests (other than those created by this Agreement) and not subject to any preemptive rights.

         5. Adjustments. In addition to the adjustment to the total number of shares of Common Stock purchasable upon exercise of the Option pursuant to
Section 1(b), the total number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

                  (a) In the event of any change in the outstanding shares of Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option, shall be appropriately adjusted, and proper provision shall be made in the agreements governing any such transaction, so that (i) any Holder shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that such Holder would have received in respect of the shares of Common Stock purchasable upon exercise of the Option if the Option had been exercised and such shares of Common Stock had been issued to such Holder immediately prior to such event or the record date therefor, as applicable and (ii) in the event any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock purchasable upon exercise of the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), the number of shares so purchasable equals the Maximum Applicable Percentage of the number of shares of Common Stock issued and outstanding immediately after the consummation of such change. If any such change in the outstanding shares of Common Stock occurs at any time on or after the first trading day included in the calculation of the Option Price and prior to the Closing, equitable adjustment shall be made to the Option Price to reflect the effect of such change.

                  (b) Without limiting the parties' relative rights and obligations under the Combination Agreement, in the event that Issuer enters into an agreement or arrangement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of the Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable and make any other necessary adjustments.

         6. Registration. (a) Upon the occurrence of a Triggering Event, Issuer shall, at the request of a Holder, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by such Holder; provided, however, that Issuer may suspend filing of or maintaining the effectiveness of a registration statement relating to a registration request by a Holder under this Section 6 for a period of time (not in excess of 60 days in the aggregate) if in its judgment such filing of such registration statement or the maintenance of its effectiveness would require the disclosure of nonpublic information that Issuer has a good faith business purpose for preserving as confidential. Subject to the foregoing, Issuer will use its reasonable best efforts to cause such registration statement to become effective as soon as practicable. In connection with any such registration, Issuer and the Holder requesting such registration shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating Issuer in respect of representations, warranties, indemnities, contribution and other agreements customarily made by issuers in such underwriting agreements.

         (b) In the event that such Holder so requests, the closing of the sale or other disposition of the Common Stock or other securities pursuant to a registration statement filed pursuant to Section 6(a) shall occur substantially simultaneously with the exercise of the Option.

         (c) Any registration statement prepared and filed under this Section 6 and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of the Holder's counsel related thereto. In connection with any registration pursuant to this Section 6, Issuer and such Holder will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

         7. Extension of Exercise Periods. The periods for exercise of certain rights under Section 2 shall be extended in each such case at the request of the Holder to the extent necessary to avoid liability by the Holder under Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"), by reason of such exercise.

         8. Assignment. Neither party may assign any of its rights or obligations under this Agreement or the Option to any other person without the express written consent of the other party. Any attempted assignment in contravention of the preceding sentence shall be null and void.

         9. Filings; Other Actions. The parties hereto will use their reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary for the consummation of the transactions contemplated by this Agreement.

         10. Specific Performance. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be specifically enforceable through injunctive or other equitable relief.

         11. Severability. The provisions of this Agreement, the Combination Agreement and any other agreement contemplated by the Combination Agreement shall be deemed severable and the invalidity or unenforceability of any provision of this Agreement, the Combination Agreement or any other agreement contemplated by the Combination Agreement shall not affect the validity or enforceability of the other provisions of this Agreement or any provisions of such other agreement. Without limiting the generality of the foregoing, the invalidity or unenforceability of any provision of any such other agreement shall not affect the validity or enforceability of any provision of this Agreement. If any provision of this Agreement or any such other agreement or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement or any such other agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If for any reason a Governmental Entity determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1(a) of this Agreement (as adjusted pursuant to Sections 1(b) and 5 of this Agreement), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement or any other agreement executed or to be executed in connection herewith.

         12. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent, if sent by facsimile, provided that a copy of the facsimile is promptly sent by U.S. mail and confirmation of receipt has been delivered (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via an international courier service and, in each case at the respective addresses of the parties set forth in the Combination Agreement.

         13. Expenses. Except as otherwise expressly provided in this Agreement or in the Combination Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

         14. Entire Agreement. This Agreement, the Confidentiality Agreement (as defined in the Combination Agreement) and the Combination Agreement (including any other exhibits thereto and the ancillary agreements contemplated thereby) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to confer upon any person or entity, other than the parties to this Agreement, and their respective successors and permitted assigns, any rights or remedies under this Agreement.

         15. Governing Law and Venue; Waiver of Jury Trial.

         (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of both the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the "Delaware Courts") and the Quebec Superior Court located in Montreal, Quebec (the "Quebec Court") for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement, waive any objection to the laying of venue of any such litigation in the Delaware Courts or the Quebec Court and agree not to plead or claim in any Delaware Court or the Quebec Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that the parties agree that any proceedings in the Quebec Court arising out of or relating to this Agreement and the transactions contemplated by this Agreement shall be conducted in English and all written documents relating to any such proceedings shall be written in English.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS
SECTION 15.

         16. U.S. Dollars. All amounts paid or payable hereunder, and all prices referenced hereunder, shall be in United States Dollars.

         17. Captions. The Section and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties as of the day and year first written above.

                            CANADIAN NATIONAL RAILWAY COMPANY

                            By: /s/ Paul M. Tellier
                                --------------------------------------------
                            Name:    Paul M. Tellier
                            Title:   President and Chief Executive Officer

                            BURLINGTON NORTHERN SANTA FE CORPORATION

                            By: /s/ Robert D. Krebs
                                --------------------------------------------
                            Name:    Robert D. Krebs
                            Title:   Chairman and Chief Executive Officer

                                                                  EXECUTION COPY

ITEM 4.

                          BNSF STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT, dated as of December 18, 1999 (this "Agreement"), is between BURLINGTON NORTHERN SANTA FE CORPORATION, a Delaware corporation ("Issuer"), and CANADIAN NATIONAL RAILWAY COMPANY, a Canadian corporation ("Grantee").


                                   RECITALS

         A. The Combination Agreement. Prior to the entry into this Agreement and prior to the grant of the Option (as defined in Section 1(a)), Issuer, Grantee, NORTH AMERICAN RAILWAYS, INC., a Delaware corporation owned 50% by Issuer and 50% by Grantee ("Newco"), and Western Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub"), have entered into a Combination Agreement, dated as of the date of this Agreement (the "Combination Agreement"), pursuant to which Grantee and Issuer have agreed to effect certain transactions upon the terms and subject to the conditions set forth in the Combination Agreement.

         B. The Stock Option Agreement. As an inducement and condition to Grantee's willingness to enter into the Combination Agreement, and in consideration thereof, the board of directors of Issuer has approved the grant to Grantee of the Option pursuant to this Agreement and the acquisition of Common Stock (as defined below) by Grantee pursuant to this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and in the Combination Agreement, the parties agree as follows:

         1. The Option. (a) Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase, subject to the terms and conditions of this Agreement, up to 64,992,261 fully paid and nonassessable shares of common stock, par value $0.01 per share ("Common Stock"), of Issuer at a price per share in cash equal to the average of the closing price of Issuer's Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal, New York City edition) on the five trading days ending on the last trading day preceding the Notice Date (as defined below) (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 12.5% of the shares of Common Stock issued and outstanding at the time of exercise (giving effect to the shares of Common Stock issued or issuable under the Option) (the "Maximum Applicable Percentage"). The number of shares of Common Stock purchasable upon exercise of the Option are subject to adjustment as set forth in this Agreement.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the aggregate number of shares of Common Stock purchasable upon exercise of the Option (inclusive of shares, if any, previously purchased upon exercise of the Option) shall automatically be increased (without any further action on the part of Issuer or Grantee being necessary) so that, after such issuance, it equals the Maximum Applicable Percentage. No such increase shall affect the Option Price.

         2. Exercise; Closing. (a) Manner of Exercise; Termination. Grantee or any other person that shall become a holder of all or part of the Option in accordance with the terms of this Agreement (each such person being sometimes referred to in this Agreement as the "Holder") may exercise the Option, in whole or in part, by delivering a written notice thereof as provided in
Section 2(d) within 18 months following the occurrence of a Triggering Event (as defined in Section 2(b)) unless prior to such Triggering Event either the Merger Effective Time or the Arrangement Effective Time (as such terms are defined in the Combination Agreement) shall have occurred or the Option shall have terminated in accordance with the following sentence. The Option shall terminate upon any of (i) the occurrence of either the Merger Effective Time or the Arrangement Effective Time, (ii) if no notice pursuant to the preceding sentence has been delivered prior thereto, the close of business on the day 18 months after the date that Grantee becomes entitled to receive the BNSF Termination Fee (as defined in the Combination Agreement) under Section 10.4(b) of the Combination Agreement, (iii) the performance of the CN Stock Option Agreement (as defined in the Combination Agreement) by Grantee or the right of Issuer to purchase shares of Grantee's common stock upon exercise of the option granted thereunder shall have been finally enjoined or held invalid by a court of competent jurisdiction or (iv) the execution of or the written agreement to enter into an agreement or series of agreements relating to a Business Combination Transaction (as defined below) with such Holder; provided, however, that in the event that any portion of the Option is held by any other person other than the Grantee in accordance with the terms of this Agreement, any termination pursuant to clause (iv) above shall only apply to such portion of the Option held by such Holder and shall not effect that portion of the Option held by the Grantee or such other persons, as the case may be. A "Business Combination Transaction" shall mean (i) a consolidation, exchange of shares or merger of a Holder with any Person and, in the case of a merger, in which the Holder shall not be the continuing or surviving corporation, (ii) any transaction (including, without limitation, a consolidation, exchange of shares or merger) in which the Holder shall be the continuing or surviving corporation but the then outstanding shares of capital stock of the Holder shall be changed into or exchanged for stock or other securities of the Holder or any other Person or cash or any other property or the capital stock of such Holder outstanding immediately before such transaction shall after such transaction represent less than 50% of the common shares and common share equivalents of such Holder outstanding immediately after the transaction or (iii) a sale, lease or other transfer of all or substantially all the assets of the Holder to any Person.

         (b) Triggering Event. A "Triggering Event" shall have occurred if the Combination Agreement is terminated and Grantee shall have become entitled to receive the BNSF Termination Fee pursuant to Section 10.4(b) of the Combination Agreement.

         (c) Notice of Triggering Event by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (d) Notice of Exercise by Grantee. If the Holder shall be entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which is referred to in this Agreement as the "Notice Date") specifying (i) the total number of shares that the Holder will purchase pursuant to such exercise and (ii) a place and date (a "Closing Date") not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (a "Closing"); provided, that if the Closing cannot be effected by reason of the application of any law or regulation, (x) the Holder or Issuer, as required, promptly after the giving of such notice shall file the required notice, report, filing or application for approval and shall expeditiously process the same and (y) the Closing Date shall be extended to not later than the tenth business day following the expiration or termination of the restriction imposed by such law. Each of the Holder and the Issuer agrees to use its reasonable best efforts to cooperate with and provide information to Issuer or Holder, as the case may be, for the purpose of any required notice, report, filing or application for approval.

         (e) Payment of Purchase Price. At each Closing, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Issuer; provided, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option, in whole or in part.

         (f) Delivery of Common Stock. At such Closing, simultaneously with the payment of the purchase price by the Holder, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option shall be exercised in part only, a new Option evidencing the rights of the Holder to purchase the balance (as adjusted pursuant to Section 1(b)) of the shares of Common Stock then purchasable under this Agreement.

         (g) Restrictive Legend. Certificates for Common Stock delivered at a Closing shall be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or a written opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act of 1933, as amended (the "Securities Act"). In addition, such certificates shall bear any other legend as may be required by applicable law.

         (h) Ownership of Record; Tender of Purchase Price; Expenses. Upon the giving by the Holder to Issuer of a written notice of exercise referred to in
Section 2(d) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not have been delivered to the Holder. Issuer shall pay all expenses, and any and all United States and Canadian federal, provincial, territorial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         (i) Effect of Statutory or Regulatory Restraints on Exercise. To the extent that, upon or following the giving by the Holder to Issuer of a written notice of exercise referred to in Section 2(d), Issuer is prohibited under applicable law or regulation from delivering to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder, Issuer shall immediately so notify the Holder in writing and thereafter deliver or cause to be delivered, from time to time, to the Holder the portion of the Option Shares that Issuer is no longer prohibited from delivering, within two business days after the date on which it is no longer so prohibited; provided, however, that upon notification by Issuer in writing of such prohibition, the Holder may, at any time after receipt of such notification from Issuer, revoke in writing its exercise notice, whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder that portion of the Option Shares that Issuer is not prohibited from delivering pursuant to the time periods set forth in Section 2(d); and (ii) deliver to the Holder, as appropriate, with respect to the Option, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of giving the written notice of exercise referred to in Section 2(d). Notwithstanding anything to the contrary in this Agreement, the period for exercise of rights related to the Option set forth in Section 2(a) shall be extended, at the request of Holder, for a period not to exceed 180 days from the date that the Option would have terminated pursuant to Section 2(a) hereof or such shorter period necessary to permit the delivery of all the Option Shares subject to the exercise notice.

         (j) Conditions to Exercise. The obligation of the Issuer to effect the Closing shall be subject to the condition that the issuance of the Option Shares at the Closing shall not be prohibited by any law, regulation, injunction or order of any Governmental Entity (as defined in the Combination Agreement).

         (k) Waiver of Voting Rights. The Grantee agrees that it shall have no voting rights, and shall not exercise or permit to be exercised any voting rights in any circumstance, in respect of the Option or the Common Stock purchasable under the Option unless, until, and only to the extent that the Option has been exercised and Common Stock has been actually purchased thereunder.

         3. Covenants of Issuer. In addition to its other agreements and covenants in this Agreement, Issuer agrees:

                  (a) Shares Reserved for Issuance. It will maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer.

                  (b) No Avoidance. It will not avoid or seek to avoid (whether by amendment of its constitutive documents or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed under this Agreement by Issuer.

                  (c) Further Assurances. After the date of this Agreement, it will promptly take all actions as may from time to time be required (including (i) seeking any necessary governmental approval, exemption or other authorization, (ii) complying with all applicable premerger notification, reporting and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and
         (iii) in the event that prior notice, report, filing or approval with respect to any Governmental Entity is necessary under any applicable foreign, United States or Canadian federal, provincial, territorial, state or local law before the Option may be exercised, cooperating fully with the Holder in preparing and processing the required applications or notices) in order to permit each Holder to exercise the Option and purchase shares of Common Stock pursuant to such exercise and to take all action necessary to protect the rights of the Holder against dilution.

                  (d) Stock Exchange Listing. It will use its reasonable best efforts to cause the shares of Common Stock to be issued pursuant to the Option to be approved for listing (to the extent they are not already listed) on all securities exchanges on which shares of Common Stock of the Issuer are then listed, subject to official notice of issuance.

         4. Representations and Warranties of Issuer. Issuer represents and warrants to Grantee as follows:

                  (a) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve, free from preemptive rights, and permit it to issue, sufficient authorized but unissued shares of Common Stock so that the Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from Issuer, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances, and security interests (other than those created by this Agreement) and not subject to any preemptive rights.

         5. Adjustments. In addition to the adjustment to the total number of shares of Common Stock purchasable upon exercise of the Option pursuant to
Section 1(b), the total number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

                  (a) In the event of any change in the outstanding shares of Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option, shall be appropriately adjusted, and proper provision shall be made in the agreements governing any such transaction, so that (i) any Holder shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that such Holder would have received in respect of the shares of Common Stock purchasable upon exercise of the Option if the Option had been exercised and such shares of Common Stock had been issued to such Holder immediately prior to such event or the record date therefor, as applicable and (ii) in the event any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock purchasable upon exercise of the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), the number of shares so purchasable equals the Maximum Applicable Percentage of the number of shares of Common Stock issued and outstanding immediately after the consummation of such change. If any such change in the outstanding shares of Common Stock occurs at any time on or after the first trading day included in the calculation of the Option Price and prior to the Closing, equitable adjustment shall be made to the Option Price to reflect the effect of such changes.

                  (b) Without limiting the parties' relative rights and obligations under the Combination Agreement, in the event that Issuer enters into an agreement or arrangement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of the Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable and make any other necessary adjustments.

         6. Registration. (a) Upon the occurrence of a Triggering Event, Issuer shall, at the request of a Holder, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by such Holder; provided, however, that Issuer may suspend filing of or maintaining the effectiveness of a registration statement relating to a registration request by a Holder under this Section 6 for a period of time (not in excess of 60 days in the aggregate) if in its judgment such filing of such registration statement or the maintenance of its effectiveness would require the disclosure of nonpublic information that Issuer has a good faith business purpose for preserving as confidential. Subject to the foregoing, Issuer will use its reasonable best efforts to cause such registration statement to become effective as soon as practicable. In connection with any such registration, Issuer and the Holder requesting such registration shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating Issuer in respect of representations, warranties, indemnities, contribution and other agreements customarily made by issuers in such underwriting agreements.

         (b) In the event that such Holder so requests, the closing of the sale or other disposition of the Common Stock or other securities pursuant to a registration statement filed pursuant to Section 6(a) shall occur substantially simultaneously with the exercise of the Option.

         (c) Any registration statement prepared and filed under this Section 6 and any sale covered thereby, will be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of the Holder's counsel related thereto. In connection with any registration pursuant to this Section 6, Issuer and such Holder will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

         7. Extension of Exercise Periods. The periods for exercise of certain rights under Section 2 shall be extended in each such case at the request of the Holder to the extent necessary to avoid liability by the Holder under
Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"), by reason of such exercise.

         8. Assignment. Neither party may assign any of its rights or obligations under this Agreement or the Option to any other person without the express written consent of the other party. Any attempted assignment in contravention of the preceding sentence shall be null and void.

         9. Filings; Other Actions. The parties hereto will use their reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary for the consummation of the transactions contemplated by this Agreement.

         10. Specific Performance. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be specifically enforceable through injunctive or other equitable relief.

         11. Severability. The provisions of this Agreement, the Combination Agreement and any other agreement contemplated by the Combination Agreement shall be deemed severable and the invalidity or unenforceability of any provision of this Agreement, the Combination Agreement or any other agreement contemplated by the Combination Agreement shall not affect the validity or enforceability of the other provisions of this Agreement or any provisions of such other agreement. Without limiting the generality of the foregoing, the invalidity or unenforceability of any provision of any such other agreement shall not affect the validity or enforceability of any provision of this Agreement. If any provision of this Agreement or any such other agreement or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement or any such other agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If for any reason a Governmental Entity determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1(a) of this Agreement (as adjusted pursuant to Sections 1(b) and 5 of this Agreement), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement or any other agreement executed or to be executed in connection herewith.

         12. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent, if sent by facsimile, provided that a copy of the facsimile is promptly sent by U.S. mail and confirmation of receipt has been delivered (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via an international courier service and, in each case at the respective addresses of the parties set forth in the Combination Agreement.

         13. Expenses. Except as otherwise expressly provided in this Agreement or in the Combination Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense, including fees and expenses of its own financial consultants, investment bankers, accountants, and counsel.

         14. Entire Agreement. This Agreement, the Confidentiality Agreement (as defined in the Combination Agreement) and the Combination Agreement (including any other exhibits thereto and the ancillary agreements contemplated thereby) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to confer upon any person or entity, other than the parties to this Agreement, and their respective successors and permitted assigns, any rights or remedies under this Agreement.

         15. Governing Law and Venue; Waiver of Jury Trial.

         (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of both the courts of the State of Delaware and of the United States of America located in Wilmington, Delaware (the "Delaware Courts") and the Quebec Superior Court located in Montreal, Quebec (the "Quebec Court") for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement, waive any objection to the laying of venue of any such litigation in the Delaware Courts or the Quebec Court and agree not to plead or claim in any Delaware Court or the Quebec Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that the parties agree that any proceedings in the Quebec Court arising out of or relating to this Agreement and the transactions contemplated by this Agreement shall be conducted in English and all written documents relating to any such proceedings shall be written in English.

         (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

         16. U.S. Dollars. All amounts paid or payable hereunder, and all prices referenced hereunder, shall be in United States Dollars.

         17. Effectiveness. This Agreement shall not be effective until, but shall become effective automatically immediately, without any action on the part of Issuer, Grantee or any Holder, when, the Reciprocating Event (as defined below) occurs. The "Reciprocating Event" shall mean the approval by The Toronto Stock Exchange of both (i) the grant of the option granted to Issuer by Grantee under the CN Stock Option Agreement and (ii) the issuance of the shares of Grantee's common stock issuable thereunder.

         18. Captions. The Section and paragraph captions in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties as of the day and year first written above.



                                           BURLINGTON NORTHERN SANTA FE
                                              CORPORATION

                                           By: /s/ Robert D. Krebs
                                               ---------------------------------
                                              Name:  Robert D. Krebs
                                              Title: Chairman and Chief
                                                       Executive Officer



                                           CANADIAN NATIONAL RAILWAY COMPANY

                                           By: /s/ Paul M. Tellier
                                               ---------------------------------
                                              Name:  Paul M. Tellier
                                              Title: President and Chief
                                                       Executive Officer

ITEM 5: PRESS RELEASE

Canadian National Logo                 Burlington Northern Santa Fe Railway Logo




FOR IMMEDIATE RELEASE

               CANADIAN NATIONAL AND BURLINGTON NORTHERN SANTA FE
                   CREATE THE LEADING NORTH AMERICAN RAILROAD

              Shippers To Benefit From Extended Single-Line Service

MONTREAL and FORT WORTH, Texas, December 20, 1999 3/4 Canadian National Railway Company (TSE:CNR; NYSE:CNI) ("CN") and Burlington Northern Santa Fe Corporation (NYSE:BNI) ("BNSF") today announced that their boards of directors have approved a definitive agreement to combine their businesses. The end-to-end combination creates North America's largest railroad and will offer shippers substantially enhanced single-line service. Combined, the companies currently operate about 50,000 route-miles of track, employ about 67,000 people and have combined revenues of approximately US$12.5 billion (Cdn$18.5 billion).

The combined businesses have an equity market capitalization of approximately US$19 billion (Cdn$28 billion) based on the closing stock prices on Friday, December 17, 1999, of US$29.75 for CN and US$28.375 for BNSF. The transaction is expected to be accretive to earnings per share in the first year after the combination becomes effective. The companies expect that all required regulatory approvals can be obtained and the transaction completed by mid-2001.

Among its benefits, the combination will:

    o Be uniquely positioned to help shippers take advantage of fast growing north-south trade flows within North America, while providing a fluid east-west transportation network serving both Canada and the United States. The new railroad will offer unprecedented single-line service with access to new markets throughout North America;

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


    o Achieve rail market share growth by generating new business opportunities and added efficiencies through improved asset utilization and service scheduling;

    o Offer increasing employment opportunities due to the growth potential of the new enterprise. Because this combination is an end-to-end operating network, there is minimal overlap of operations and only minor duplication of activities, and workforce reductions are expected to be managed largely through normal attrition; .

    o Maintain the culture, customer and safety focus and operational expertise of each railroad at the local and regional level;

    o Combine CN's and BNSF's industry-leading service plans and CN's strength in forest products, automotive and chemical transportation with BNSF's wide geographic coverage in the western United States and its strong intermodal and coal businesses; and

    o Join the two most efficient railroads in North America, each with a proven record of implementing previous consolidations.

CN and BNSF have principal interchanges at Chicago, Memphis, Duluth/Superior, and Vancouver, B.C.


Terms

To implement the transaction in a tax-efficient manner, North American Railways, Inc. will be created as the parent company for BNSF and as the companion company for CN. The transaction will result in the shareholders of each company having voting and ownership interests in both companies.

The shareholders of BNSF will receive for each BNSF common share a common security consisting of one North American Railways common share and one CN voting share that will trade together as one security.

The shareholders of CN will receive for each CN common share 1.05 CN voting shares and, at their option, either 1.05 shares of North American Railways common stock or 1.05 shares of CN stock exchangeable for 1.05 shares of North American Railways common stock. The CN voting share will trade together with the CN exchangeable share as one security and will be Canadian Property for investment, dividend and tax purposes.

The result will be that, at all times, each company will have the same shareholder base with each shareholder having the same economic benefits and voting rights.

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


North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares; North American Railways will have its head office in Montreal and will operate in both of Canada's official languages. BNSF will continue to be headquartered in Fort Worth. Management and Board Structure

Upon the closing of the transaction, Robert D. Krebs, Chairman and Chief Executive Officer of BNSF, will become non-executive Chairman of North American Railways and of CN; and Paul M. Tellier, President and Chief Executive Officer of CN, will become President and Chief Executive Officer of North American Railways as well as CN. E. Hunter Harrison, Executive Vice President and Chief Operating Officer of CN, will become Chief Operating Officer of North American Railways as well as CN; and Thomas N. Hund, Senior Vice President, Chief Financial Officer and Treasurer of BNSF, will become Chief Financial Officer of North American Railways and of CN. In addition, Matthew K. Rose, President and Chief Operating Officer of BNSF, will become President and Chief Executive Officer of BNSF.

A five-person implementation committee, consisting of Mr. Krebs, Mr. Tellier, Mr. Harrison, Mr. Hund and Mr. Rose, will begin work immediately. The mandate of this committee, which will operate through consensus, is to direct the preparation of the U.S. Surface Transportation Board (STB) application and related matters, to direct integration planning and, within regulatory limits, to effect interim voluntary coordination agreements between CN and BNSF in such areas as information systems, purchasing, operations and marketing.

The size and composition of the North American Railways board will be identical to that of the CN board. The majority of directors will be Canadian residents. The 15-member board will consist of six members drawn from each of the current CN and BNSF boards plus three new appointees:

    o From the current CN board: Purdy Crawford, J. V. Raymond Cyr, The Honorable Edward C. Lumley, David G. A. McLean, Robert Pace, and Paul
         M. Tellier;

    o    From the current BNSF board: John J. Burns, Jr., Robert D. Krebs, Roy
         S. Roberts, J. Steven Whisler, Edward E. Whitacre, Jr., and Michael B. Yanney;

    o The three new appointees: Laurent Beaudoin, C.C., FCA, Chairman, Bombardier Inc.; Steven A. Burd, Chairman, President & Chief Executive Officer, Safeway Inc.; Jean C. Monty, President & Chief Executive Officer, BCE Inc.

Mr. Tellier and Mr. Krebs said, "This is a new railroad for a new era. We are bringing together two highly successful railroads that share a common vision about their role in the future - to increase revenues and earnings through superior customer service. The benefits of a common

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


operating plan with fully integrated single-line service; a coordinated marketing plan; and the specific synergies available in such areas as information technology and procurement will be fully realized.

"The combination of CN and BNSF builds the first North American railroad by uniting the most efficient Canadian railroad with the most efficient railroad in the United States. The new railroad, which will be the largest rail network in North America, will have a strong balance sheet, substantial free cash flow, a shared commitment to consistent on-time customer service, a common operating system, and a well-balanced revenue portfolio," continued Mr. Krebs and Mr. Tellier.

Mr. Krebs continued, "The combination uses a new model for railroad consolidation -- one that will enable the partners to effectively integrate with maximum efficiency and without sacrificing quality customer service. The model carefully preserves and protects the existing identities and efficient rail networks of each company. Revenue growth will be achieved in part through common marketing and operating plans offering new and expanded single-line service for shippers. Operating efficiencies will be achieved by leveraging the operating systems of both railroads; through common purchasing to create economies of scale; through the more productive utilization of locomotives and freight cars; by leveraging e-commerce initiatives; and by the exchange of best practices. Both railroads have completed successful mergers in the past four years. The rate of growth, cash flow generation and EPS of the combined companies should be significantly greater than what could be achieved by the companies on a stand-alone basis."

Mr. Tellier continued, "This is good news for shareholders, employees, customers and shippers. It gives shareholders ownership in a rail enterprise that, based on its size and reach, is uniquely positioned to expand its market share and improve its profitability. Employees will benefit from this end-to-end combination, which creates a strong platform for revenue growth and the potential for job creation in the future. It is good for customers and shippers who, through this large single-line network, will have access to transportation services that will provide them with the best value for their transportation dollar. Our top priority will be to manage the process in a manner that provides our customers with the highest quality service while continuing to ensure that the highest standards of safety for our employees are upheld."


North American Benefits

The companies expect the combination to significantly benefit shippers across Canada and the United States with faster and more dependable rail service and with more routing and gateway choices.

Over 40 percent of Canada's GDP is generated by exports. Almost all of Canada's exports now face strong competition in price and product substitution. Increasingly, Canada's competitiveness is dependent on a transportation sector with the efficiency required to overcome inherent disadvantages related to distance. This combination ensures that CN is well positioned

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


to support the growth of export trade to the benefit of its customers and the Canadian economy. It adds three more strategically located, single-line north-south rail corridors for the movement of goods between Canada, the United States and Mexico to the one created by CN's 1998 acquisition of Illinois Central and marketing alliance with Kansas City Southern.

For the United States, this end-to-end combination will provide an important rail alternative for numerous domestic markets. Moreover, the combination will enhance U.S. efforts to be both price and product competitive in export markets by providing an efficient rail transportation system that encourages a more even balance of trade. America's competitiveness depends on a transportation system that efficiently serves major markets. Customers west of Chicago will have single-line, double-stack cleared access to the Port of Halifax, the North American deep water port closest to Europe, trimming days of transit time to points on BNSF. BNSF will be part of a system with single-line access to Detroit and to key Canadian markets.


Synergies

The companies estimate that the annual impact of the revenue and cost synergies on operating income will be between US$500 million and US$600 million (Cdn$750 million and Cdn$890 million) to be realized about evenly over the first three years after the close of the transaction. Revenue synergies are expected to result from the more efficient movement of goods such as automotive products between Southern Ontario and Michigan and the southwestern and western United States and Mexico. In addition, the network will be more competitive with trucks and will promote growth in intermodal and merchandise traffic. Cost synergies are expected to result primarily from asset productivity initiatives derived from better utilization of locomotives, freight cars and facilities, purchasing efficiencies, and economies of scale as well as combining certain administrative activities.


Proven Track Record of Consolidations

In 1995, BNSF successfully completed the combination of Burlington Northern Inc. and Santa Fe Pacific Corp. Since then, operating ratio has improved by more than five percentage points and was 73 percent for the quarter ended September 30, 1999. Revenues have grown by approximately $1 billion during the past four years, while operating expense per gross ton mile has declined by 10 percent. BNSF also has improved on-time service dramatically to a system-wide on-time average of 91 percent for 1999.

CN began a smooth, step-by-step integration of Illinois Central on July 1, 1999. Today, CN spans all of Canada and mid-America, connecting the Atlantic, Pacific and Gulf coasts. For the quarter ended September 30, 1999 the first full quarter of combined operations following the close of the Illinois Central transaction - CN posted an operating ratio of 71 percent, the best of any major North American railroad for that period. Carloadings rose 10 percent over the third

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


quarter of 1998. In the past year, CN's leading-edge service plan has generated significantly improved on-time performance, transit times and asset utilization.

Review and Approvals

This combination is subject to, among other things, approval by the shareholders of both companies, as well as to customary regulatory approvals. CN will proceed with a Plan of Arrangement that will be submitted to a Canadian court to confirm that the combination is fair to CN shareholders and complies with all relevant Canadian statutory and0 regulatory requirements. The combination will also be subject to approval by the STB. The combination will be accounted for as a purchase.

Salomon Smith Barney, Nesbitt Burns Inc. and Beacon Group Capital Services acted as financial advisors and Davis Polk & Wardwell, Harkins Cunningham, and Stikeman, Elliott acted as legal advisors to CN. Goldman, Sachs & Co. acted as financial advisor and Mayer, Brown & Platt and Tory Tory acted as legal advisors to BNSF.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 34,000 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

This news release contains forward-looking statements regarding future events and the future performance of CN and BNSF that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices, and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN and BNSF file from time to time with the Securities and Exchange Commission, such as the Companies' Form 10-K, Form 10-Q, and Form 8-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this news release.

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


Contacts for CN:                                   Contacts for BNSF:
Media                                              Media
Mark Hallman                                       Richard Russack
(416) 217-6390                                     (817) 352-6425

Investors                                          Investors
Bob Noorigian                                      Marsha Morgan
(514) 399-0052                                     (817) 352-6452
                                    #  #  #


Note to Editors: Today's news release, along with related information about CN and BNSF, is available on the Internet at www.cn.ca and www.bnsf.com. The companies will host a news conference today in Montreal at 10:45 am Eastern Time to discuss the transaction in more detail. The news conference will take place in the Salon Le Portage (Portage Room) of the Hilton Montreal Bonaventure (1 Place Bonaventure). If you are unable to attend, you may participate by telephone by dialing 1-888-424-1091 (for Canadian and U.S. callers) or 1-212-993-0209 (for callers outside North America) at least 15 minutes before the start of the call and ask to be connected to the CN/BNSF call.

The companies also will host a teleconference for the financial community at 9:00 am Eastern Time to discuss the transaction in more detail. To listen to the call, please dial 1-888-209-3787 (for Canadian and U.S. callers) or 1-212-271-4795 (for callers outside North America) at least 15 minutes before the start of the call and ask to be connected to the CN/BNSF call.


              SATELLITE UPLINK FOR LIVE NEWS CONFERENCE AND B-ROLL:

Monday, December 20, 1999
10:30 AM to 12:00 noon EST

Canadian Satellite Feed:                   United States Satellite Feed:

Satellite             ANIK E-2             Satellite             Telstar 5
Transponder           1-B                  Transponder           C-14
Channel               2                    Channel               14
Band                  C                    Band                  C
Polarization          Vertical             Polarization          Horizontal
Video Frequency       3740 Mhz             Video Frequency       3980 Mhz
Audio Subcarriers     6.8 and 6.2 Mhz      Audio Subcarriers     6.2 and 6.8 Mhz
Satellite Position    107.3 W              Satellite Position    97 W

                                                                               7
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


If you have any technical questions or problems with the satellite feed for B-Roll, please call Daniel Gagnier at 1-416-403-4326.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         CANADIAN NATIONAL RAILWAY COMPANY


Date: December 22, 1999                  By: /s/ Brigitte K. Catellier
                                             ----------------------------------
                                         Name:  Brigitte K. Catellier
                                         Title: Senior Corporate Counsel and
                                                Associate Secretary


                                        5